Exhibit 99.1

NOTICE OF SPECIAL MEETING
TO BE HELD ON
January 27, 2026

of

SHAREHOLDERS OF NEW GOLD INC.

and

MANAGEMENT INFORMATION CIRCULAR

in connection with a proposed

ARRANGEMENT

involving

NEW GOLD INC.,

1561611 B.C. LTD.

and

COEUR MINING, INC.

December 19, 2025

TAKE ACTION AND VOTE TODAY

These materials are important and require your immediate attention. They require shareholders of New Gold Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisors. If you have any questions or require more information with respect to the procedures for voting, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1477 (toll-free in North America) or 1-437-561-5022 (text and call enabled outside of North America) or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your shares of New Gold Inc. and the Arrangement, please visit www.VoteNewGold.com.

If you have any questions or require more information with respect to the procedures for completing your transmittal documentation, please contact Computershare Investor Services Inc. by email at corporateactions@computershare.com. Alternatively, please call Computershare Investor Services Inc. toll-free at 1-800-564-6253 (toll free within North America) or 1-514-982-7555 (outside of North America).

THE BOARD OF DIRECTORS OF NEW GOLD INC. UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION

December 19, 2025

Dear New Gold shareholders:

On behalf of the board of directors (the “Board”) and management of New Gold Inc. (“New Gold” or the “Company”), I am writing to invite you to attend a special meeting of New Gold shareholders on January 27, 2026 at 11:00 a.m. (Eastern Time) (the “Meeting”) to vote on a transformational transaction for our Company.

At the Meeting, you will be asked to approve a proposed statutory arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia), pursuant to which 1561611 B.C. Ltd. (the “Purchaser”), a wholly-owned subsidiary of Coeur Mining, Inc. (“Coeur”), will acquire all of the outstanding common shares of New Gold (“New Gold Shares”) in exchange for newly issued shares of common stock of Coeur (each whole share, a “Coeur Share”) on the basis of 0.4959 of a Coeur Share (the “Exchange Ratio”) for each New Gold Share (the “Arrangement”).

A Defining Transaction for New Gold

After a comprehensive review of strategic alternatives and careful deliberation, your Board and our independent special committee (the “Special Committee”) have reached a unanimous conclusion: this Arrangement represents the best path forward for New Gold and provides New Gold shareholders with an attractive opportunity to participate in a premier precious metals producer through the ownership of Coeur Shares following the Arrangement.

The New Gold Special Committee and Board Recommend Shareholders Vote FOR the Arrangement

As detailed in the accompanying Management Information Circular, the Board considered a variety of factors to support its unanimous recommendation that New Gold shareholders VOTE FOR the Arrangement, including:

•	Creation of a Premier Precious Metals Producer. The Board believes that the Arrangement will create a premier precious metals producer, which is expected to provide a number of benefits to Shareholders through their ownership of the combined company:

o	Creates a Leading, All North American-Based Precious Metals Producer. The Arrangement creates a 100% North American senior mining company with an implied pro forma combined equity market capitalization of approximately $20 billion as of the signing of the arrangement agreement dated November 2, 2025 between New Gold, Coeur and the Purchaser, seven high-quality operations with estimated production of approximately 1.25 million gold equivalent ounces in 2026, including 20 million ounces of silver, 900,000 ounces of gold and 100 million pounds of copper, over 80% of its revenue generated from the U.S. and Canada, and sector-leading free cash flow.

o	The Combined Company is Expected to Have Significant Combined EBITDA and Free Cash Flow. The combined company is expected to generate approximately $3.0 billion of EBITDA[1] and approximately $2.0 billion of free cash flow[2] in 2026.

1	“EBITDA” is a non-GAAP financial measure. Refer to the information under the heading “Non-GAAP Measures” in the accompanying Management Information Circular for further information.
2	“Free cash flow” is a non-GAAP financial measure. Refer to the information under the heading “Non- GAAP Measures” in the accompanying Management Information Circular for further information.

o	Greater Exposure to Long Life, Low Risk North American Assets and Increased Reserve and Resource Profile. The combined company provides shareholders with exposure to a portfolio of long-life operations with mine life and resources expected to extend well beyond the current mine life of New Gold’s existing two mines. This enhances resilience, reduces exposure to any single asset, and supports sustainable free cash flow going forward.

o	Strengthened Financial Position. The combined company is expected to have a strong free cash flow profile and a net cash position at closing with a rapidly growing cash balance, creating a clear path toward a potential investment-grade credit rating and to higher levels of shareholder returns.

o	Robust, Fully-Funded Growth Pipeline. The combined company’s strong financial position is expected to accelerate investment in multiple potential high-return organic growth opportunities including New Afton’s K-Zone, brownfield exploration at Rainy River, and exploration and mine life extension opportunities across all of Coeur’s existing high-quality portfolio in the U.S., Mexico and Canada. The Board believes the combined company’s robust financial strength and flexibility, along with its extensive underground mining expertise, will allow it to unlock additional potential at New Afton and Rainy River.

o	Enhanced Sector and Capital Market Profile and Liquidity. The combined company is expected to rank among the top 10 largest precious metals companies and top five global silver producers with silver representing approximately 30% of the combined company’s total mineral reserves. This enhanced scale is expected to provide investors with significantly enhanced daily trading liquidity of over $380 million with the potential for inclusion in key major U.S. indexes. Shareholders will also receive enhanced trading liquidity and capital markets exposure with a NYSE listing combined with the new TSX listing of the Coeur Shares.

o	Valuation Re-rating Potential. The strategic and financial benefits from the Arrangement (i.e., greater free cash flow, longer reserve life, lower risk and improved liquidity) are expected to position the combined company for a valuation re-rating.

o	Enhanced Leadership Team and Board of Directors. The combined company will be led by an experienced senior executive team, comprised of leadership from both Coeur and New Gold, with a wealth of industry knowledge and complementary expertise in developing and operating open pit and underground mines. This team is expected to create a stronger and more resilient organization. Additionally, current New Gold President, Chief Executive Officer and Director, Patrick Godin, and one other current New Gold director will join Coeur’s Board of Directors upon completion of the Arrangement.

o	Reduced Risk Through Asset Diversification. Compared to New Gold’s current dependency on two operating mines, the combined company will have a broader, more balanced portfolio, and enhanced technical capabilities to improve resilience and strategic flexibility and reduce overall operating risk.

•	Shareholders Continue to Participate in the Operations and Growth of the combined company. Immediately following completion of the Arrangement, shareholders will own approximately 38% of the combined company, retaining meaningful exposure to future upside at New Afton and Rainy River, the well-balanced portfolio of mines in North America of the combined company and the benefits described above.

A Rigorous Process Designed to Maximize Your Value

The Arrangement is the result of a rigorous, arm’s length process, including multiple rounds of negotiation, comprehensive due diligence, and the receipt of fairness opinions from each of National Bank Financial and CIBC World Markets. The Board has secured terms that not only deliver attractive value but also position you to benefit from the future growth and financial strength of the combined company.

The Board unanimously recommends that you vote FOR the Arrangement. All directors and officers of New Gold have entered into support and voting agreements and will be voting their shares FOR the Arrangement.

Your Vote Matters: Next Steps

Please review the accompanying Management Information Circular, which contains a detailed description of the Arrangement and the Meeting, as well as detailed information regarding New Gold and Coeur, and certain illustrative pro forma information regarding the combined company after giving effect to the Arrangement. Please read this information carefully and, if you require assistance, consult your legal, tax, financial or other professional advisor.

YOUR VOTE IS CRITICAL, REGARDLESS OF HOW MANY SHARES YOU OWN. WE ENCOURAGE YOU TO VOTE PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. We encourage you to vote in advance of the Meeting using a form of proxy (in the case of registered New Gold shareholders) or voting instruction form (in the case of non-registered (beneficial) New Gold shareholders) by 11:00 a.m. (Eastern Time) on January 23, 2026 (or by 11:00 a.m. (Eastern Time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to the Meeting if it is adjourned or postponed).

If you have any questions or require assistance with voting your New Gold shares, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1477 (toll-free in North America) or 1-437-561-5022 (text and call enabled outside of North America) or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your New Gold Shares and the Arrangement, please visit www.VoteNewGold.com.

Thank you for your continued confidence in New Gold. I look forward to your participation in this important vote and to the exciting future ahead for our combined company.

Sincerely,

(Signed) “Richard O’Brien”

Chair of the Board of Directors

NEW GOLD INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF NEW GOLD INC.

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) dated December 17, 2025, a special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“New Gold Shares”) of New Gold Inc. (“New Gold”) will be held at 11:00 a.m. (Eastern Time) on January 27, 2026 at the offices of Davies Ward Phillips & Vineberg LLP at 155 Wellington Street West, Suite 4000, Toronto, Ontario M5V 3J7. The Meeting can also be accessed via live webcast at https://meetings.lumiconnect.com/400-332-821-927, password “newgold2026” (case sensitive) at 11:00 a.m. (Eastern Time) on January 27, 2026. The Meeting is being held for the following purposes:

(a)	to consider and, if deemed advisable, to approve, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is attached as Appendix A to the accompanying management information circular (the “Circular”) of New Gold, approving a statutory plan of arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving New Gold, 1561611 B.C. Ltd. (the “Purchaser”), a wholly-owned subsidiary of Coeur Mining, Inc. (“Coeur”) and Coeur, pursuant to the arrangement agreement dated November 2, 2025 between New Gold, the Purchaser and Coeur, the full text of which is set forth in Appendix A to the accompanying Circular, all as more particularly set forth in the accompanying Circular; and

(b)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This Notice of Special Meeting is accompanied by the Circular, which provides additional information relating to the matters to be addressed at the Meeting and forms part of this Notice of Special Meeting.

In order to become effective, the Arrangement Resolution must be approved by: (a) at least two-thirds of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting; and (b) a simple majority of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting, excluding the votes of certain related parties (as required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions). In addition to the approval of the Arrangement Resolution, completion of the Arrangement is conditional upon certain other matters described in the Circular, including an affirmative vote by holders of Coeur’s common stock, the approval of the Court and applicable regulatory approvals.

Shareholders may attend the Meeting in person at the offices of Davies Ward Phillips & Vineberg LLP at 155 Wellington Street West, Suite 4000, Toronto, Ontario M5V 3J7, or virtually via live webcast at https://meetings.lumiconnect.com/400-332-821-927, password “newgold2026” (case sensitive). The Meeting will begin promptly at 11:00 a.m. (Eastern Time) on January 27, 2026, unless the Meeting is postponed or adjourned. All Shareholders who wish to attend the Meeting in person must carefully follow the procedures outlined in the Circular and register with our transfer agent, Computershare Investor Services Inc., at the registration desk to obtain an admission card before entering the Meeting. Shareholders and their duly appointed proxyholders will also be able to participate, ask questions and vote in “real time” through an online portal that may be accessed at https://meetings.lumiconnect.com/400-332-821-927 by following the instructions set out in the Circular. Shareholders must carefully follow the procedures set out in the Circular in order to vote virtually and ask questions through the online portal. We recommend that Shareholders participating virtually log in at least one hour before the Meeting begins. Shareholders who do not follow the procedures set out in the Circular will nonetheless be able to view a live webcast of the Meeting, but will not be able to ask questions or vote. Please refer to the section of the Circular entitled “The Meeting” for more information. All Shareholders are strongly encouraged to complete, date, sign and return the enclosed form of proxy (in the case of registered Shareholders) or voting instruction form (in the case of non-registered (beneficial) Shareholders) to ensure that your vote is represented at the Meeting.

Your vote is important. As a Shareholder, it is very important that you read this Notice of Special Meeting and accompanying Circular carefully and then vote your New Gold Shares. The board of directors of New Gold has fixed December 17, 2025 as the record date (the “Record Date”) for the determination of the registered Shareholders who will be entitled to receive notice of the Meeting, or any adjournment or postponement thereof, and who will be entitled to vote at the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with New Gold’s transfer agent, Computershare Investor Services Inc., by 11:00 a.m. (Eastern Time) on January 23, 2026 (or by 11:00 a.m. (Eastern Time) on the day, other than a Saturday, Sunday or statutory or civic holiday, which is at least 48 hours prior to the Meeting if it is adjourned or postponed). The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting, at the Chair’s discretion, with or without notice. Shareholders holding New Gold Shares through an intermediary may have an earlier deadline by which the intermediary must receive voting instructions. Shareholders that hold New Gold Shares through an intermediary should follow the instructions provided by the intermediary.

Registered Shareholders as of the Record Date may exercise dissent rights with respect to New Gold Shares held by such dissenting Shareholders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Part 8 Division 2 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement attached as Appendix D to the Circular (the “Plan of Arrangement”) and any other order of the Court; provided that the written notice setting forth such registered Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights (the “Notice of Dissent”) must be received by New Gold no later than 4:00 p.m. (Pacific Time) on the day that is at least two Business Days (as defined in the accompanying Circular) prior to the Meeting, or any date to which the Meeting may be postponed or adjourned. Each dissenting Shareholder who properly and validly exercises his, hers or its Dissent Rights shall be entitled to be paid fair value for its Dissent Shares (as defined in the accompanying Circular). Anyone who is a non-registered (beneficial) owner of New Gold Shares and who wishes to exercise Dissent Rights should be aware that only registered Shareholders as of the Record Date are entitled to exercise Dissent Rights. Accordingly, a non-registered (beneficial) Shareholder who desires to exercise Dissent Rights (a) must have made arrangements for the New Gold Shares beneficially owned by such holder to be registered in the name of such holder prior to the Record Date; or (b) alternatively, must make arrangements for the registered Shareholder of such New Gold Shares to exercise Dissent Rights on behalf of such non-registered (beneficial) Shareholder. Dissent Rights are more particularly described in the accompanying Circular. The statutory provisions covering Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss of Dissent Rights. It is strongly recommended that any Shareholder wishing to dissent with respect to the Arrangement Resolution seek independent legal advice.

If you have any questions or require assistance with voting your New Gold Shares, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1477 (toll-free in North America) or 1-437-561-5022 (text and call enabled outside of North America) or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your New Gold Shares and the Arrangement, please visit www.VoteNewGold.com.

DATED at Toronto, Ontario, this 19 day of December, 2025.

By Order of the Board of Directors of New Gold Inc.

(Signed) “Richard O’Brien”
Richard O’Brien
Chair of the Board of Directors

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING	1

SUMMARY	16

MANAGEMENT INFORMATION CIRCULAR	30

NOTICE TO SHAREHOLDERS IN THE UNITED STATES	31

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	32

NON-GAAP MEASURES	35

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	36

CURRENCY EXCHANGE RATE INFORMATION	36

THE MEETING	37

Proxy Solicitation and Delivery of Meeting Materials	37
Meeting Procedures	37
Voting Procedures	38
Voting Securities and Principal Holders of Voting Securities	44
Business of the Meeting	44
Record Date	44
Quorum	44

THE ARRANGEMENT	45

Description of the Arrangement	45
Directors	48
Purpose of the Arrangement	48
Background to the Arrangement	48
Recommendation of the Special Committee	58
Recommendation of the Board	58
Fairness Opinions	62
The Plan of Arrangement	64
Procedure for Exchange of New Gold Shares and Letter of Transmittal	66
Fractional Shares	68
Lost Certificates	68
Extinction of Rights	68
Withholding Rights	69
Stock Exchange Matters	69
Approvals Required for the Arrangement	70
Timing	75
Issuance and Resale of Coeur Shares Issued to Shareholders as Consideration Under the Arrangement	76

THE ARRANGEMENT AGREEMENT	77

The Arrangement	77
Consideration	78
Efforts to Obtain Required New Gold Shareholder Approval	78
Efforts to Obtain Required Coeur Stockholder Approvals	78
Final Court Approval	79
Conditions to Closing	79
Representations and Warranties	81
Covenants	82
Covenants Regarding Non-Solicitation and Acquisition Proposals	84
Certain Employee Matters	87
Insurance Matters	88
Termination of the Arrangement Agreement	88
Amendments	92
Governing Law	92
Injunctive Relief	92

SUPPORT AND VOTING AGREEMENTS	93

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	94

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	101

RISK FACTORS	107

Risk Factors Relating to the Arrangement	107
Risk Factors Relating to the Combined Company Following Completion of the Arrangement	111

BUSINESS COMBINATION UNDER MI 61-101	115

Minority Approval Requirements	117
Formal Valuation	117
Prior Valuations	117
Prior Offers	118

DISSENT RIGHTS OF SHAREHOLDERS	118

INFORMATION CONCERNING NEW GOLD	120

INFORMATION CONCERNING COEUR	121

INFORMATION CONCERNING THE COMBINED COMPANY	121

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	121

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	121

AUDITOR, TRANSFER AGENT AND REGISTRAR	123

EXPENSES OF THE ARRANGEMENT	123

LEGAL MATTERS	123

INTERESTS OF EXPERTS	124

New Gold	124
Coeur	124

ADDITIONAL INFORMATION	125

DIRECTORS’ APPROVAL	126

CONSENTS	127

GLOSSARY OF TERMS	129

Appendix A Arrangement Resolution	A-1
Appendix B Interim Order	B-1
Appendix C Petition and Notice of Hearing of Petition for the Final Order	C-1
Appendix D Plan of Arrangement	D-1
Appendix E Fairness Opinion of CIBC World Markets Inc.	E-1
Appendix F Fairness Opinion of National Bank Financial Inc.	F-1
Appendix G Information Concerning New Gold	G-1
Appendix H Information Concerning Coeur	H-1
Appendix I Information Concerning the Combined Company	I-1
Appendix J Unaudited Pro Forma Financial Information	J-1
Appendix K Dissent Provisions of the BCBCA	K-1
Appendix L Comparison of Rights of New Gold Shareholders and Coeur Stockholders	L-1

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT
AND THE MEETING

The information contained below is of a summary nature and is qualified in its entirety by the more detailed information contained elsewhere or incorporated by reference in this Circular, including the appendices hereto, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined have the meanings given to them in the “Glossary of Terms” of this Circular.

Why is the Meeting being held?

The Meeting is being held because New Gold, Coeur and the Purchaser have entered into the Arrangement Agreement pursuant to which the Purchaser will acquire all of the issued and outstanding New Gold Shares by way of the Arrangement. As consideration under the Arrangement, Shareholders (other than Dissenting Shareholders) will receive 0.4959 of a Coeur Share for each New Gold Share they hold. The Arrangement cannot proceed unless a number of conditions are satisfied, including the approval of the Arrangement Resolution by Shareholders. In order to become effective, the Arrangement Resolution will require the affirmative vote of: (a) at least two-thirds of the votes cast by Shareholders present (virtually or in person) or represented by proxy and entitled to vote at the Meeting; and (b) a simple majority of the votes cast by Shareholders present (virtually or in person) or represented by proxy and entitled to vote at the Meeting, excluding the votes of certain related parties (as defined under MI 61-101) and as more particularly described in “Business Combination Under MI 61-101” in this Circular.

See below under the headings “The Meeting”, “The Arrangement Agreement” and “The Arrangement – Approvals Required for the Arrangement” for more information.

What are Shareholders being asked to vote on and approve?

Shareholders will be asked to consider and vote on the Arrangement Resolution, which authorizes and approves a statutory plan of arrangement under Division 5 of Part 9 of the BCBCA pursuant to the Arrangement Agreement. The Arrangement provides for the acquisition of all of the issued and outstanding New Gold Shares by the Purchaser in exchange for Coeur Shares based on an exchange ratio of 0.4959 of a Coeur Share for each New Gold Share. The Arrangement also provides for cash payments in settlement of certain Incentive Awards. Immediately following completion of the Arrangement, New Gold will become an indirect wholly-owned subsidiary of Coeur. Following completion of the Arrangement, existing Shareholders and Coeur Stockholders are expected to own approximately 38% and 62% of the Combined Company, respectively, in each case based on the number of New Gold Shares and Coeur Shares issued and outstanding on October 31, 2025, the last trading day prior to the announcement of the Arrangement.

See below under the headings “The Meeting – Business of the Meeting” and “The Arrangement – The Plan of Arrangement” for more information.

Why did I receive this Circular?

You received this Circular and accompanying Meeting Materials because you have been identified as a Shareholder entitled to receive notice of and vote at the Meeting as of the close of business on the Record Date. This Circular contains important information about the Arrangement and the Meeting. You should read it carefully.

What Consideration will I receive for my New Gold Shares?

Following the Effective Time, each Shareholder will receive consideration of 0.4959 of a Coeur Share for each New Gold Share they hold (other than Dissent Shares held by Dissenting Shareholders).

See below under the heading “The Arrangement – Consideration” for more information.

Does this Consideration reflect a premium for the New Gold Shares?

The Exchange Ratio implied a consideration of approximately $8.51 per New Gold Share based on the closing price of the Coeur Shares on the NYSE on October 31, 2025, the last trading day prior to the announcement of the Arrangement, representing a 16% premium to the closing price of the New Gold Shares on the NYSE American on the same date. While the share prices have continued to fluctuate since announcement, the ownership split, which the Board believes is fair and appropriate in light of the contribution from the two entities, is fixed.

See below under the heading “The Arrangement – Reasons for the Recommendation of the Special Committee and the Board” for more information.

Was a special committee formed in connection with the Arrangement?

Yes. A special committee of independent directors was formed to oversee the review and consideration of the Arrangement. The Special Committee is comprised of the following independent directors: Richard O’Brien (Chair), Ross Bhapu and Nicholas Chirekos.

See below under the heading “The Arrangement – Background to the Arrangement” for more information.

What is the recommendation of the Special Committee?

After careful consideration of the terms of the Arrangement and alternatives thereto, including the prospect of proceeding independently to pursue the Company’s current business plan, consideration of briefings from senior management, consultations with its legal and financial advisors, receipt of the Fairness Opinions and such other matters as it considered necessary, the Special Committee unanimously:

•	determined that the Arrangement is in the best interests of New Gold and is fair to the Shareholders; and

•	recommended that the Board approve the Arrangement and recommend that Shareholders VOTE FOR the Arrangement Resolution.

See below under the heading “The Arrangement – Recommendation of the Special Committee” for more information.

What is the recommendation of the Board?

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement Agreement and the Arrangement, and after consulting with its financial and legal advisors, including having received and taken into account the Fairness Opinions, the unanimous recommendation of the Special Committee and such other matters as it considered necessary and relevant, including the factors set out in the Circular under the heading “The Arrangement – Recommendation of the Board – Reasons for the Recommendation of the Special Committee and the Board”, unanimously:

•	determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of New Gold;

•	determined that the Arrangement is fair to the Shareholders;

•	approved the Arrangement Agreement and the transactions contemplated thereby; and

•	recommends that Shareholders VOTE FOR the Arrangement Resolution.

See below under the heading “The Arrangement – Recommendation of the Board” for more information.

Why are the Board and the Special Committee making this recommendation?

In the course of their evaluation of the Arrangement, the Special Committee and the Board considered a number of factors, including those listed below, with the benefit of input from New Gold’s senior management, and the financial advisors and legal counsel to the Company and the Special Committee.

The following is a summary of the principal reasons for the unanimous recommendation of the Board that Shareholders VOTE FOR the Arrangement Resolution:

•	Creation of a Premier Precious Metals Producer. The Board believes that the Arrangement will create a premier precious metals producer, which is expected to provide a number of benefits to Shareholders through their ownership of the Combined Company:

o	Creates a Leading, All North American-Based Precious Metals Producer. The Arrangement creates a 100% North American senior mining company with an implied pro forma combined equity market capitalization of approximately $20 billion as of the signing of the Arrangement Agreement, seven high-quality operations with estimated production of approximately 1.25 million gold equivalent ounces in 2026, including 20 million ounces of silver, 900,000 ounces of gold and 100 million pounds of copper, over 80% of its revenue generated from the U.S. and Canada, and sector-leading free cash flow.

o	The Combined Company is Expected to Have Significant Combined EBITDA and Free Cash Flow. The Combined Company is expected to generate approximately $3.0 billion of EBITDA[3] and approximately $2.0 billion of free cash flow[4] in 2026.

o	Greater Exposure to Long Life, Low Risk North American Assets and Increased Reserve and Resource Profile. The Combined Company provides Shareholders with exposure to a portfolio of long-life operations with mine life and resources expected to extend well beyond the current mine life of New Gold’s existing two mines. This enhances resilience, reduces exposure to any single asset, and supports sustainable free cash flow going forward.

o	Strengthened Financial Position. The Combined Company is expected to have a strong free cash flow profile and a net cash position at closing with a rapidly growing cash balance, creating a clear path toward a potential investment-grade credit rating and to higher levels of shareholder returns.

o	Robust, Fully-Funded Growth Pipeline. The Combined Company’s strong financial position is expected to accelerate investment in multiple potential high-return organic growth opportunities including New Afton’s K-Zone, brownfield exploration at Rainy River, and exploration and mine life extension opportunities across all of Coeur’s existing high-quality portfolio in the U.S., Mexico and Canada. The Board believes the Combined Company’s robust financial strength and flexibility, along with its extensive underground mining expertise, will allow it to unlock additional potential at New Afton and Rainy River.

o	Enhanced Sector and Capital Market Profile and Liquidity. The Combined Company is expected to rank among the top 10 largest precious metals companies and top five global silver producers with silver representing approximately 30% of the Combined Company’s total mineral reserves. This enhanced scale is expected to provide investors with significantly enhanced daily trading liquidity of over $380 million with the potential for inclusion in key major U.S. indexes. Shareholders will also receive enhanced trading liquidity and capital markets exposure with a NYSE listing combined with the new TSX listing of the Coeur Shares.

3	“EBITDA” is a non-GAAP financial measure. Refer to the information under the heading “Non-GAAP Measures” for further information.
4	“Free cash flow” is a non-GAAP financial measure. Refer to the information under the heading “Non- GAAP Measures” for further information.

o	Valuation Re-rating Potential. The strategic and financial benefits from the Arrangement (i.e., greater free cash flow, longer reserve life, lower risk and improved liquidity) are expected to position the Combined Company for a valuation re-rating.

o	Enhanced Leadership Team and Board of Directors. The Combined Company will be led by an experienced senior executive team, comprised of leadership from both Coeur and New Gold, with a wealth of industry knowledge and complementary expertise in developing and operating open pit and underground mines. This team is expected to create a stronger and more resilient organization. Additionally, current New Gold President, Chief Executive Officer and Director, Patrick Godin, and one other current New Gold director will join the Coeur Board upon completion of the Arrangement.

o	Reduced Risk Through Asset Diversification. Compared to New Gold’s current dependency on two operating mines, the Combined Company will have a broader, more balanced portfolio, and enhanced technical capabilities to improve resilience and strategic flexibility and reduce overall operating risk.

•	Shareholders Continue to Participate in the Operations and Growth of the Combined Company. Immediately following completion of the Arrangement, Shareholders will own approximately 38% of the Combined Company, retaining meaningful exposure to future upside at New Afton and Rainy River, the well-balanced portfolio of mines in North America of the Combined Company and the benefits described above.

•	Transaction Yields Implied 16% Premium to the Unaffected Share Price. The Exchange Ratio implied a consideration of approximately $8.51 per New Gold Share based on the closing price of the Coeur Shares on the NYSE on October 31, 2025, the last trading day prior to the announcement of the Arrangement, representing a 16% premium to the closing price of the New Gold Shares on the NYSE American on the same date. While the share prices have continued to fluctuate since announcement, the ownership split, which the Board believes is fair and appropriate in light of the contribution from the two entities, is fixed.

•	Support of Directors and Officers. After consultation with its financial and legal advisors, and after review of other potential strategic opportunities reasonably available to New Gold, including the continued execution of its stand-alone business plan, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe that the Arrangement represents New Gold’s best alternative for maximizing shareholder value. In addition, all of New Gold’s directors and officers have entered into the New Gold Support and Voting Agreements pursuant to which they have agreed, among other things, to support the Arrangement and to vote all of their New Gold Shares in favour of the Arrangement Resolution.

•	Receipt of Fairness Opinions from Each of CIBC World Markets and National Bank Financial. The Special Committee and the Board have received fairness opinions from each of CIBC World Markets and National Bank Financial, each to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. See “The Arrangement – Fairness Opinions”.

•	Comprehensive Arm’s Length Negotiations. The terms of the Arrangement Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of New Gold’s and the Special Committee’s financial and legal advisors.

•	High Quality Jurisdictions with Established Permitting Track Records. The Arrangement brings together two companies with similar cultures to create a stronger, more resilient, and larger scale precious metals mining company with a portfolio that is predominantly in the U.S. and Canada, jurisdictions with established regulatory frameworks and permitting requirements, supporting lower geopolitical risk, capital efficiency and asset reliability.

•	Other Factors. The Board also considered the Arrangement with reference to the financial condition and results of operations of New Gold, as well as its prospects, strategic alternatives and competitive position, including the risks involved in advancing its stand-alone business plan and pursuing those alternatives, New Gold’s financial position, historical trading prices of the New Gold Shares and the Coeur Shares and the merits of pursuing a business combination transaction with a strategic party that would create a larger, more liquid company.

See below under the heading “The Arrangement – Reasons for the Recommendation of the Special Committee and the Board” for more information.

Is the approval of Coeur Stockholders required to complete the Arrangement?

Yes. Pursuant to section 312.03(c) and section 312.07 of the NYSE Listed Company Manual, the Coeur Stock Issuance must be approved by at least a majority of the votes cast virtually in person or represented by proxy at the Coeur Meeting. As required by the certificate of incorporation of Coeur and the DGCL, the Coeur Charter Amendment must be approved by at least a majority of the votes cast in person or represented by proxy at the Coeur Meeting. If either the Coeur Stock Issuance or the Coeur Charter Amendment is not approved by the Coeur Stockholders, the Arrangement cannot be completed.

See below under the heading “The Arrangement – Approvals Required for the Arrangement – Coeur Stockholder Approvals” for more information.

In addition to the approval of the Shareholders and Coeur Stockholders, are there any other approvals required for the Arrangement?

Yes. The Arrangement requires the approval of the Court, the approval of the TSX and the NYSE as to the listing of the Consideration Shares, and the receipt of the Regulatory Approvals.

See below under the headings “The Arrangement – Stock Exchange Matters”, “The Arrangement – Approvals Required for the Arrangement” and “The Arrangement Agreement – Conditions to Closing” for more information.

Have the directors and officers of New Gold or Coeur agreed to vote in favour of the Arrangement, the Coeur Stock Issuance or the Coeur Charter Amendment?

Yes. All of the directors and officers of New Gold, collectively holding approximately 0.1% of the total New Gold Shares, as at the Record Date, have entered into the New Gold Support and Voting Agreements with Coeur pursuant to which each such individual has agreed to, among other things, support the Arrangement and vote all New Gold Shares beneficially owned by them in favour of the Arrangement Resolution, subject to the terms and conditions of such agreements.

New Gold has entered into Coeur Support and Voting Agreements with the directors and officers of Coeur, pursuant to which the Coeur Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Coeur Support and Voting Agreements, to vote their Coeur Shares in favour of the Coeur Stock Issuance and the Coeur Charter Amendment. As at the Coeur Record Date, the Coeur Supporting Shareholders collectively beneficially owned or exercised control or direction over 9,327,427 Coeur Shares, representing approximately 1.5% of the issued and outstanding Coeur Shares.

See below under the headings “The Meeting” and “Support and Voting Agreements” for more information.

Have the Special Committee and the Board received a fairness opinion regarding the Consideration to be received by Shareholders?

Yes. The Special Committee and the Board have received fairness opinions from each of CIBC World Markets and National Bank Financial, each to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. The CIBC World Markets Fairness Opinion and the National Bank Financial Fairness Opinion are attached as Appendix E and Appendix F to this Circular, respectively.

See below under the heading “The Arrangement – Fairness Opinions” for more information.

When will the Arrangement become effective?

If the Arrangement Resolution is approved at the Meeting and the Coeur Stockholder Approvals are obtained at the Coeur Meeting, New Gold will: (a) diligently pursue and take all steps necessary to submit the Arrangement before the Court as promptly as reasonably practicable but, in any event, within four Business Days after the New Gold Shareholder Approval is obtained; and (b) diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA. Once the Final Order is obtained in form and substance satisfactory to Coeur and New Gold, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Arrangement will become effective on the Effective Date, which is currently expected to occur in the first half of 2026, and in no event will completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement.

See below under the heading “The Arrangement – Timing” for more information.

What will happen to New Gold if the Arrangement is completed?

On the Effective Date, Coeur, through the Purchaser, will own all of the New Gold Shares and New Gold will be an indirect wholly-owned subsidiary of Coeur. Following completion of the Arrangement, existing Shareholders and Coeur Stockholders are expected to own approximately 38% and 62% of the Combined Company, respectively, in each case based on the number of New Gold Shares and Coeur Shares issued and outstanding on October 31, 2025. Additionally, as soon as practicable following completion of the Arrangement, Coeur intends to apply to the applicable Canadian Securities Authorities and the NYSE American, as applicable, to have New Gold cease to be a reporting issuer and to have the New Gold Shares delisted from the TSX and NYSE American.

See below under the headings “Information Concerning the Combined Company” and “The Arrangement – Stock Exchange Matters” for more information.

What are the Canadian federal income tax consequences of the Arrangement to Shareholders?

For a summary of certain of the material Canadian federal income tax consequences of the Arrangement, see below under the heading “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

What are the United States federal income tax consequences of the Arrangement to Shareholders?

For a summary of certain of the material United States federal income tax consequences of the Arrangement, see below under the heading “Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Are Shareholders entitled to Dissent Rights?

Yes. Each registered Shareholder as of the Record Date may exercise Dissent Rights to be paid fair value for their Dissent Shares under the BCBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court.

See below under the heading “Dissent Rights of Shareholders” for more information.

Who will be the directors of Coeur following completion of the Arrangement?

Following completion of the Arrangement, it is expected that the Combined Company’s board of directors will consist of 11 directors, comprised of: Mitchell J. Krebs, J. Kenneth Thompson, Linda L. Adamany, Paramita Das, Pierre Beaudoin, N. Eric Fier, Jeane L. Hull, Eduardo Luna and Robert E. Mellor from Coeur, and Patrick Godin and one additional member of the Board who is a current New Gold director. To ensure continuity at the board level, the New Gold Director Nominees will be appointed to the Coeur Board with effect immediately following the Effective Time.

See below under the heading “The Arrangement – Directors” and Appendix I to this Circular for more information.

Are the Coeur Shares listed on any stock exchange?

Yes. The Coeur Shares are listed on the NYSE under the symbol “CDE” and it is a condition of the Arrangement that the Consideration Shares to be issued in connection with the Arrangement are approved for listing on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions).

See below under the heading “The Arrangement – Stock Exchange Matters” for more information.

What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

If the Arrangement Resolution is not approved or if the Arrangement is not completed for any other reason, Shareholders will not be entitled to receive any consideration in connection with the Arrangement, Shareholders will continue to hold their New Gold Shares, New Gold will remain a reporting issuer in Canada and the New Gold Shares will continue to be listed on the TSX and the NYSE American. If the Arrangement Agreement is terminated in certain circumstances, New Gold may be required to pay the New Gold Termination Payment to Coeur. In addition, if the Arrangement Agreement is terminated in certain circumstances where the Arrangement Resolution has not been approved, New Gold will reimburse Coeur for certain reasonable and documented expenses in respect of the Arrangement and the Arrangement Agreement, up to a maximum of the Expense Reimbursement Amount.

In certain other circumstances when the Arrangement Agreement is terminated, Coeur may be required to pay the Coeur Termination Payment to New Gold. In addition, if the Arrangement Agreement is terminated in certain circumstances where the Coeur Stockholders Approvals have not been obtained, Coeur will reimburse New Gold for certain reasonable and documented expenses in respect of the Arrangement and the Arrangement Agreement, up to a maximum of the Expense Reimbursement Amount.

See below under the headings “The Arrangement Agreement – Termination of the Arrangement Agreement” and “Risk Factors” for more information.

Are there any risks I should consider in connection with the Arrangement?

Yes. There are a number of risk factors relating to the Arrangement, New Gold’s business and operations and the Combined Company’s business and operations, all of which should be carefully considered.

See below under the heading “Risk Factors” for more information.

When can I expect to receive the Consideration?

Provided that a registered Shareholder has returned a properly completed and executed Letter of Transmittal and has presented and surrendered the share certificate(s) or DRS Advice representing such registered Shareholder’s New Gold Shares to the Depositary, together with such other documents and instruments as Coeur or the Depositary may reasonably require as set forth in the Letter of Transmittal, the Depositary will cause the Coeur Shares to be issued to such Shareholder as Consideration under the Arrangement, less any applicable Tax withholdings pursuant to the Arrangement, following the Effective Time.

Only registered Shareholders are required to submit a Letter of Transmittal. The exchange of New Gold Shares for the Consideration Shares in respect of any non-registered (beneficial) Shareholder is expected to be made with the intermediary (i.e., the broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) of the non-registered (beneficial) Shareholder’s intermediary account through the procedures in place for such purposes between CDS or DTC and such intermediary, as applicable, with no further action required by the non-registered (beneficial) Shareholder. Any non-registered (beneficial) Shareholder whose New Gold Shares are registered in the name of an intermediary should contact that intermediary if they have any questions regarding this process and to arrange for such intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their New Gold Shares.

See below under the heading “The Arrangement – Procedure for Exchange of New Gold Shares and Letter of Transmittal” for more information.

If I am a registered Shareholder, what happens if I send in the share certificate(s) representing my New Gold Shares and the Arrangement Resolution is not approved or the Arrangement is not completed?

If the Arrangement is not completed, the Letter of Transmittal and the tax instruction letter will be of no effect and the Depositary will return all deposited share certificate(s) to the registered Shareholder as soon as possible.

See below under the heading “The Arrangement – Procedure for Exchange of New Gold Shares and Letter of Transmittal” for more information.

How will New Gold solicit proxies?

Your proxy is being solicited on behalf of New Gold’s management in connection with the Meeting to be held on January 27, 2026. Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of New Gold. In addition, New Gold has engaged Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent to provide a broad array of strategic advisory, governance, strategic communications and digital and investor campaign services.

See below under the heading “The Meeting – Proxy Solicitation and Delivery of Meeting Materials” for more information.

When and where is the Meeting being held?

The Meeting will be held at 11:00 a.m. (Eastern Time) on January 27, 2026, subject to any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Special Meeting. Shareholders may attend the Meeting in person at the offices of Davies Ward Phillips & Vineberg LLP at 155 Wellington Street West, Suite 4000, Toronto, Ontario M5V 3J7, or virtually via live webcast at https://meetings.lumiconnect.com/400-332-821-927, password “newgold2026” (case sensitive).

See below under the heading “The Meeting” for more information.

What are the admission requirements to attend the Meeting in person?

Only Shareholders of record at the close of business on December 17, 2025 and other permitted attendees may attend the Meeting. In order to attend the Meeting in person, you or your proxyholder is required to see a representative of Computershare before entering to register your attendance. You must present proof of your ownership of New Gold Shares as of the Record Date and a valid government-issued photo identification at the entrance of the Meeting. Non-registered (beneficial) owners of New Gold Shares held in “street name” in an account at a brokerage firm, bank, broker-dealer or other similar organization will need to bring a copy of a brokerage statement reflecting their share ownership as of the Record Date.

See below under the heading “The Meeting – Meeting Procedures” for more information.

How do I vote my New Gold Shares?

The manner in which you vote your New Gold Shares depends on whether you are a registered Shareholder or a non-registered (beneficial) Shareholder. You are a registered Shareholder if you have a share certificate issued in your name or appear as the registered Shareholder on the books of New Gold. You are a non-registered (beneficial) Shareholder if your New Gold Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency or other institution). If you are not sure whether you are a registered or non-registered (beneficial) Shareholder, please contact Computershare by email at service@computershare.com. Alternatively, please call Computershare toll-free at 1-800-564-6253 (toll free within North America) or 1-514-982-7555 (outside of North America). If you have any questions, you may also contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1477 (toll-free in North America) or 1-437-561-5022 (text and call enabled outside of North America) or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your New Gold Shares and the Arrangement, please visit www.VoteNewGold.com.

How can I vote if I am a registered Shareholder?

Option 1 – By Proxy (Form of Proxy)

By Internet:	Go to Computershare’s website at www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your form of proxy.

See below under the heading “How will my New Gold Shares be voted if I return a proxy?” for more information.

By Telephone:	Call Computershare at 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (outside of North America) from a touch-tone phone and follow the instructions. You will need your 15-digit control number, which can be found on your form of proxy. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

See below under the heading “How will my New Gold Shares be voted if I return a proxy?” for more information.

By Fax:	Complete, sign and date your form of proxy, and send all pages (in one transmission) by fax to Computershare at 1-866-249-7775.

See below under the heading “How will my New Gold Shares be voted if I return a proxy?” for more information.

By Mail:	Complete, sign and date your form of proxy and return it to Computershare, Attention: Proxy Department, 320 Bay Street 14th Floor, Toronto ON M5H 4A6 in the postage prepaid envelope provided.

See below under the heading “How will my New Gold Shares be voted if I return a proxy?” for more information.

Appointing another person to attend the Meeting and vote your New Gold Shares for you:

New Gold’s named proxyholders are Patrick Godin, President and Chief Executive Officer or, failing him, Sean Keating, Vice President, General Counsel and Corporate Secretary. A Shareholder that wishes to appoint another person or entity (who need not be a Shareholder) to represent such Shareholder at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy. Please ensure that the person you appoint is aware that he or she has been appointed to attend the Meeting on your behalf. If your proxyholder wishes to attend the Meeting in person, your appointee should see a representative of Computershare at the registration desk.

If your proxyholder is unable to attend the Meeting in person and wishes to attend virtually, you must register your proxyholder with Computershare at https://www.computershare.com/newgold by 11:00 a.m. (Eastern Time) on January 23, 2026 in order to obtain a control number. Registering your proxyholder is an additional step once you have submitted your form of proxy.

This control number will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a control number, your proxyholder will not be able to vote at the Meeting. Computershare will provide your duly appointed proxyholder with a control number provided that your proxy has been received by Computershare prior to the deadline. Please note that you cannot appoint anyone other than Patrick Godin, President and Chief Executive Officer or, failing him, Sean Keating, Vice President, General Counsel and Corporate Secretary, as your proxyholder if you vote by telephone.

For more information, please see below under the headings “How can I log in to the Meeting if I wish to attend virtually?” and “How will my New Gold Shares be voted if I return a proxy?”.

Option 2 – In Person at the Meeting

You do not need to complete or return your form of proxy if you intend to vote in person at the Meeting.

Option 3 – In Person via Internet Webcast

Registered Shareholders have the ability to participate, ask questions and vote at the Meeting using the LUMI meeting platform. Eligible registered Shareholders may log in at https://meetings.lumiconnect.com/400-332-821-927, click on “I have a control number”, enter the 15-digit control number found on the proxy, and the password “newgold2026” (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting. Once voting has opened, the voting tab will appear on the home page. The Arrangement Resolution and voting choices will be displayed in that tab. Non-registered (beneficial) Shareholders must follow the procedures outlined below to participate in the Meeting using the LUMI meeting platform. Non-registered (beneficial) Shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on New Gold’s website at www.VoteNewGold.com.

How can I vote if I am a non-registered (beneficial) Shareholder?

Option 1 – By Proxy (Voting Instruction Form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form. Each intermediary has its own procedures (which may vary from the below) which should be carefully followed by non-registered (beneficial) Shareholders to ensure that their New Gold Shares are voted by their intermediary on their behalf at the Meeting.

By Internet:	Visit www.proxyvote.com with your 16-digit control number.

By Telephone:	Call 1-800-474-7493 for English or 1-800-474-7501 for French (in Canada) or 1-800-454-8683 (in the United States) with your 16-digit control number.

By Mail:	Complete, sign and date your voting instruction form and return it by mail in the postage prepaid envelope included in your package in accordance with the instructions thereon.

Alternatively, you may receive from your intermediary a pre-authorized form of proxy indicating the number of New Gold Shares to be voted, which you should complete, sign, date and return as directed on the form.

Non-registered (beneficial) Shareholders who do not object to their name being made known to New Gold may be contacted by Kingsdale Advisors to assist in conveniently voting their New Gold Shares directly by telephone. New Gold may also utilize the Broadridge QuickVote™ service to assist such Shareholders with voting their New Gold Shares. For more information on proxy solicitation, please see “The Meeting – Proxy Solicitation and Delivery of Meeting Materials” below.

Option 2 – In Person at the Meeting

We do not have access to the names or holdings of our non-registered (beneficial) Shareholders. That means you can only vote your New Gold Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your New Gold Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form.

You may also appoint someone else as the proxyholder for your New Gold Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. You or your proxyholder must see a representative of Computershare before entering the Meeting to register your attendance. Please ensure that the person you appoint is aware that he or she has been appointed to attend the Meeting on your behalf.

Your voting instructions must be received by your intermediary in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare before 11:00 a.m. (Eastern Time) on January 23, 2026.

Option 3 – In Person via Internet Webcast

We do not have access to the names or holdings of our non-registered (beneficial) Shareholders. That means you can only vote your New Gold Shares virtually at the Meeting if you have: (a) previously appointed yourself as the proxyholder for your New Gold Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form; and (b) by no later than 11:00 a.m. (Eastern Time) on January 23, 2026, registered with Computershare at https://www.computershare.com/newgold in order to obtain a control number for the Meeting.

This control number will allow you to log in to the live webcast and vote at the Meeting. Without a control number, you will not be able to ask questions or vote at the Meeting. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting. Once voting has opened, the voting tab will appear on the home page. The Arrangement Resolution and voting choices will be displayed in that tab.

You may also appoint someone else as the proxyholder for your New Gold Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the Meeting virtually, you must register your proxyholder at https://www.computershare.com/newgold by no later than 11:00 a.m. (Eastern Time) on January 23, 2026 in order to obtain a control number for the Meeting.

Registering your proxyholder is an additional step once you have submitted your voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a control number to participate in the Meeting virtually.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare before 11:00 a.m. (Eastern Time) on January 23, 2026. If you plan to participate in the Meeting virtually (or to have your proxyholder attend the Meeting virtually), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to Computershare before 11:00 a.m. (Eastern Time) on January 23, 2026. You should contact your intermediary well in advance of the Meeting and follow their instructions if you want to participate in the Meeting virtually.

Non-registered (beneficial) Shareholders who do not object to their name being made known to New Gold may be contacted by Kingsdale Advisors to assist in conveniently voting their New Gold Shares directly by telephone. New Gold may also utilize the Broadridge QuickVote™ service to assist such Shareholders with voting their New Gold Shares. For more information on proxy solicitation, see below under the heading “The Meeting – Proxy Solicitation and Delivery of Meeting Materials”.

See below under the heading “The Meeting – Voting Procedures” for more information.

Is there a deadline for my proxy or voting instruction form to be received?

Yes. Whether you vote by mail, fax, telephone or Internet, your proxy must be received by no later than 11:00 a.m. (Eastern Time) on January 23, 2026. If the Meeting is adjourned or postponed, your proxy must be received by 11:00 a.m. (Eastern time) on the day, other than a Saturday, Sunday or statutory or civic holiday, which is at least 48 hours prior to the Meeting if it is adjourned or postponed.

As noted above, if you are a non-registered (beneficial) Shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to Computershare. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting, at the Chair’s discretion, with or without notice. The Chair of the Meeting is under no obligation to accept or reject any particular late proxy.

See below under the heading “The Meeting – Voting Procedures” for more information.

What does it mean if I receive more than one set of Meeting Materials?

If you received more than one set of Meeting Materials in the mail, it means that your New Gold Shares are registered under more than one name or held in more than one account. For example, you may hold some New Gold Shares as a registered Shareholder and others as a non-registered (beneficial) Shareholder through one or more intermediaries. In such cases, you will receive more than one set of Meeting materials, including multiple forms of proxy and/or voting instruction forms. You must complete and follow the instructions on each form of proxy and/or voting instruction form that you received in order to vote all of your New Gold Shares, as you will need to vote your New Gold Shares in each account separately.

If my New Gold Shares are held by my broker, investment dealer or other intermediary, will they vote my New Gold Shares for me?

A broker, investment dealer or other intermediary will vote your New Gold Shares, only if you provide instructions to such broker, investment dealer or other intermediary on how to vote. If you fail to give proper instructions, those New Gold Shares will not be voted on your behalf.

See below under the heading “The Meeting – Voting Procedures” for more information.

How can I log in to the Meeting if I wish to attend virtually?

Only Shareholders of record at the close of business on December 17, 2025 and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows registered Shareholders and duly appointed proxyholders, including non-registered (beneficial) Shareholders who have duly appointed themselves or a third-party proxyholder in accordance with the procedures set out above, to participate, ask questions and vote at the Meeting using the LUMI meeting platform. Guests, including non-registered (beneficial) Shareholders who have not duly appointed themselves or a third party as proxyholder, can log in to the virtual Meeting as a guest. Guests may listen to the Meeting, but will not be entitled to vote or ask questions.

•	Registered Shareholders and duly appointed proxyholders may log in online at https://meetings.lumiconnect.com/400-332-821-927, click on “I have a control number”, enter the 15-digit control number found on the proxy or provided to a duly appointed proxyholder, as applicable, and the password “newgold2026” (case sensitive), then click on the “Login” button. We recommend you log in at least one hour before the Meeting begins. For registered Shareholders, the control number is located on your form of proxy. For duly appointed proxyholders (including non-registered (beneficial) Shareholders who have appointed themselves), your control number will be provided by Computershare, provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.

•	Non-registered (beneficial) Shareholders may view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.VoteNewGold.com, but will not be able to ask questions or vote at the Meeting.

During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. As noted above, it is recommended that you log in at least one hour before the Meeting.

If Shareholders (or their duly appointed proxyholders) encounter any difficulties accessing the Meeting during the check-in, they may attend the Meeting by clicking “Guest” and completing the online form. Technical support can also be accessed at support-ca@lumiglobal.com.

See below under the heading “The Meeting – Voting Procedures” for more information.

Will virtual participation in the Meeting impact my ability to ask questions?

At the virtual Meeting, registered Shareholders, non-registered (beneficial) Shareholders and their duly appointed proxyholders will be able to ask questions in “real time” through the online Meeting portal by sending a written message to the Chair of the Meeting through the LUMI meeting platform. To ensure you have the ability to ask questions during the Meeting, it is important that you follow the instructions set out above. New Gold values Shareholder feedback and expects that Shareholders participating in the Meeting virtually will have substantially the same opportunity to ask questions of the Board and management as they would if participating in the Meeting in person.

See below under the heading “The Meeting – Voting Procedures” for more information.

How will my New Gold Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your New Gold Shares in accordance with your instructions. IN THE ABSENCE OF ANY SUCH INSTRUCTION, NEW GOLD SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED FOR THE ARRANGEMENT RESOLUTION.

See below under the heading “The Meeting – Voting Procedures” for more information.

What happens if there are amendments, variations or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting, or any adjournment, postponement or continuation thereof. As of December 19, 2025, no director or officer of New Gold is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

See below under the heading “The Meeting – Voting Procedures” for more information.

What if I change my mind after I have submitted my proxy?

You can revoke a vote you made by proxy by:

•	voting again on the Internet or by telephone before 11:00 a.m. (Eastern Time) on January 23, 2026;

•	completing a form of proxy or voting instruction form that is dated later than the form of proxy or voting instruction form that you are changing, and mailing or faxing it as instructed on your form of proxy or voting instruction form, as the case may be, so that it is received before 11:00 a.m. (Eastern Time) on January 23, 2026; or

•	any other means permitted by Law.

If you are a registered Shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary at 181 Bay Street, Suite 3320, Toronto, Ontario, M5J 2T3, Attention: Corporate Secretary, by fax (416-203-0341) or by email (info@newgold.com) and Computershare at 320 Bay Street 14th Floor, Toronto ON M5H 4A6, Attention: Proxy Department, by fax (1-866-249-7775) or by email (service@computershare.com) so that it is received before 11:00 a.m. (Eastern Time) on January 23, 2026, or by giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment thereof.

See below under the heading “The Meeting – Voting Procedures” for more information.

Who is entitled to vote at the Meeting?

Only Shareholders of record on December 17, 2025 are entitled to vote or to have their New Gold Shares voted at the Meeting. Each New Gold Share confers the right to one vote (virtually or in-person) or by proxy at all meetings of the Shareholders. As of December 17, 2025, there were 791,726,904 New Gold Shares issued and outstanding.

See below under the heading “The Meeting – Voting Securities and Principal Holders of Voting Securities” for more information.

What constitutes quorum for the Meeting?

Under New Gold’s constating documents and the Interim Order, the quorum for the Meeting is two persons present in person or represented by proxy and who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 5% of the issued New Gold Shares entitled to be voted at the Meeting. Pursuant to the Interim Order, Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

What approvals are required by Shareholders at the Meeting?

In order to become effective, the Arrangement Resolution will require the affirmative vote of: (a) at least two-thirds of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting; and (b) a simple majority of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting, excluding the votes attached to the New Gold Shares beneficially owned by Patrick Godin, President, Chief Executive Officer and director of New Gold, as required by MI 61-101 and as more particularly described in “Business Combination Under MI 61-101 – Minority Approval Requirements” in this Circular.

See below under the heading “The Arrangement – Approvals Required for the Arrangement – New Gold Shareholder Approval” for more information.

Why is my vote important?

In order to complete the Arrangement, in addition to the satisfaction of other conditions to the Arrangement, the requisite number of affirmative votes of Shareholders must approve the Arrangement Resolution.

See below under the heading “The Arrangement – Approvals Required for the Arrangement – New Gold Shareholder Approval” for more information.

What do I need to do now?

Please carefully read and consider the information contained herein to consider how the Arrangement will affect you. After reviewing this Circular, you should then vote as soon as possible by following the instructions provided herein and in the accompanying form of proxy or voting instruction form to ensure that your vote is properly counted at the Meeting.

Whom should I contact if I have any questions?

If you have any questions or require assistance with voting your New Gold shares, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1477 (toll-free in North America) or 1-437-561-5022 (text and call enabled outside of North America) or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your New Gold Shares and the Arrangement, please visit www.VoteNewGold.com.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere or incorporated by reference in this Circular, including the appendices hereto, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings given to them in the “Glossary of Terms” in this Circular.

The Meeting

The Meeting will be held at 11:00 a.m. (Eastern Time) on January 27, 2026, subject to any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Special Meeting. Shareholders may attend the Meeting in person at the offices of Davies Ward Phillips & Vineberg LLP at 155 Wellington Street West, Suite 4000, Toronto, Ontario M5V 3J7, or virtually via live webcast at https://meetings.lumiconnect.com/400-332-821-927, password “newgold2026” (case sensitive).

See below under the heading “The Meeting”.

Record Date

The Board has fixed the close of business on December 17, 2025 as the Record Date for the determination of the registered Shareholders that will be entitled to: (a) receive notice of the Meeting (including any adjournment or postponement thereof); (b) vote at the Meeting; and (c) exercise Dissent Rights. The Interim Order provides that the Record Date will not change in respect of any adjournment or postponement of the Meeting.

See below under the heading “The Meeting – Record Date”.

Business of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass the Arrangement Resolution under Division 5 of Part 9 of the BCBCA pursuant to the Arrangement Agreement. The full text of the Arrangement Resolution is set out in Appendix A to this Circular.

In order to become effective, the Arrangement Resolution will require the affirmative vote of: (a) at least two-thirds of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting; and (b) a simple majority of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting, excluding the votes attached to the New Gold Shares beneficially owned by Patrick Godin, President, Chief Executive Officer and director of New Gold, as required by MI 61-101 and as more particularly described in “Business Combination Under MI 61-101 – Minority Approval Requirements” in this Circular.

See below under the heading “The Meeting – Business of the Meeting”.

The Arrangement

The Arrangement Agreement provides that, following the Effective Time and pursuant to the Plan of Arrangement, the Purchaser will acquire all of the issued and outstanding New Gold Shares in exchange for the Consideration, with New Gold continuing as a wholly-owned subsidiary of Coeur.

The Arrangement will result in:

•	the issuance of 0.4959 of a Coeur Share to each Shareholder (excluding Dissenting Shareholders) for each New Gold Share held immediately prior to the Effective Time; and

•	cash payments in settlement of certain Incentive Awards, including (a) New Gold Options, (b) New Gold DSUs, (c) New Gold PSUs, and (d) New Gold RSUs held by Non-Continuing Employees, and an amendment to the New Gold RSUs held by Continuing Employees.

The Arrangement will be implemented by way of a plan of arrangement under the BCBCA and requires approval by: (a) the Court; and (b) at least (i) 66 2∕3% of the votes cast by Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present or represented by proxy and entitled to vote at the Meeting, excluding the votes attached to the New Gold Shares beneficially owned by Patrick Godin, President, Chief Executive Officer and director of New Gold, as required by MI 61-101.

If the Final Order is granted, and all other conditions to completion of the Arrangement as set out in the Arrangement Agreement and as described under “The Arrangement – Conditions to Closing” are satisfied or waived (to the extent that such conditions are capable of being satisfied prior to the Effective Date and, if waived, are not prohibited from being waived), the Arrangement will become effective at the Effective Time in accordance with the terms of the Plan of Arrangement.

Following completion of the Arrangement, existing Shareholders and Coeur Stockholders are expected to own approximately 38% and 62% of the Combined Company, respectively, in each case based on the number of New Gold Shares and Coeur Shares issued and outstanding on October 31, 2025.

See below under the headings “The Arrangement – Description of the Arrangement” and “The Arrangement Agreement – The Arrangement”.

Recommendation of the Special Committee

After careful consideration of the terms of the Arrangement and alternatives thereto, including the prospect of proceeding independently to pursue the Company’s current business plan, consideration of briefings from senior management, consultations with its legal and financial advisors, receipt of the Fairness Opinions and such other matters as it considered necessary, the Special Committee unanimously:

•	determined that the Arrangement is in the best interests of New Gold and is fair to the Shareholders; and

•	recommended that the Board approve the Arrangement and recommend that Shareholders VOTE FOR the Arrangement Resolution.

See below under the heading “The Arrangement – Recommendation of the Special Committee”.

Recommendation of the Board

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement Agreement and the Arrangement, and after consulting with its financial and legal advisors, including having received and taken into account the Fairness Opinions, the unanimous recommendation of the Special Committee and such other matters as it considered necessary and relevant, including the factors set out in this Circular under the heading “The Arrangement – Reasons for the Recommendation of the Special Committee and the Board”, unanimously:

•	determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of New Gold;

•	determined that the Arrangement is fair to the Shareholders;

•	approved the Arrangement Agreement and the transactions contemplated thereby; and

•	recommends that Shareholders VOTE FOR the Arrangement Resolution.

See below under the heading “The Arrangement – Recommendation of the Board”.

Reasons for the Recommendation of the Special Committee and the Board

In the course of their evaluation of the Arrangement, the Special Committee and the Board considered a number of factors, including those listed below, with the benefit of input from New Gold’s senior management, and the financial advisors and legal counsel to the Company and the Special Committee.

The following is a summary of the principal reasons for the unanimous recommendation of the Board that Shareholders VOTE FOR the Arrangement Resolution:

•	Creation of a Premier Precious Metals Producer. The Board believes that the Arrangement will create a premier precious metals producer, which is expected to provide a number of benefits to Shareholders through their ownership of the Combined Company:

o	Creates a Leading, All North American-Based Precious Metals Producer. The Arrangement creates a 100% North American senior mining company with an implied pro forma combined equity market capitalization of approximately $20 billion as of the signing of the Arrangement Agreement, seven high-quality operations with estimated production of approximately 1.25 million gold equivalent ounces in 2026, including 20 million ounces of silver, 900,000 ounces of gold and 100 million pounds of copper, over 80% of its revenue generated from the U.S. and Canada, and sector-leading free cash flow.

o	The Combined Company is Expected to Have Significant Combined EBITDA and Free Cash Flow. The Combined Company is expected to generate approximately $3.0 billion of EBITDA[5] and approximately $2.0 billion of free cash flow[6] in 2026.

o	Greater Exposure to Long Life, Low Risk North American Assets and Increased Reserve and Resource Profile. The Combined Company provides Shareholders with exposure to a portfolio of long-life operations with mine life and resources expected to extend well beyond the current mine life of New Gold’s existing two mines. This enhances resilience, reduces exposure to any single asset, and supports sustainable free cash flow going forward.

o	Strengthened Financial Position. The Combined Company is expected to have a strong free cash flow profile and a net cash position at closing with a rapidly growing cash balance, creating a clear path toward a potential investment-grade credit rating and to higher levels of shareholder returns.

o	Robust, Fully-Funded Growth Pipeline. The Combined Company’s strong financial position is expected to accelerate investment in multiple potential high-return organic growth opportunities including New Afton’s K-Zone, brownfield exploration at Rainy River, and exploration and mine life extension opportunities across all of Coeur’s existing high-quality portfolio in the U.S., Mexico and Canada. The Board believes the Combined Company’s robust financial strength and flexibility, along with its extensive underground mining expertise, will allow it to unlock additional potential at New Afton and Rainy River.

o	Enhanced Sector and Capital Market Profile and Liquidity. The Combined Company is expected to rank among the top 10 largest precious metals companies and top five global silver producers with silver representing approximately 30% of the Combined Company’s total mineral reserves. This enhanced scale is expected to provide investors with significantly enhanced daily trading liquidity of over $380 million with the potential for inclusion in key major U.S. indexes. Shareholders will also receive enhanced trading liquidity and capital markets exposure with a NYSE listing combined with the new TSX listing of the Coeur Shares.

5	“EBITDA” is a non-GAAP financial measure. Refer to the information under the heading “Non-GAAP Measures” for further information.
6	“Free cash flow” is a non-GAAP financial measure. Refer to the information under the heading “Non- GAAP Measures” for further information.

o	Valuation Re-rating Potential. The strategic and financial benefits from the Arrangement (i.e., greater free cash flow, longer reserve life, lower risk and improved liquidity) are expected to position the Combined Company for a valuation re-rating.

o	Enhanced Leadership Team and Board of Directors. The Combined Company will be led by an experienced senior executive team, comprised of leadership from both Coeur and New Gold, with a wealth of industry knowledge and complementary expertise in developing and operating open pit and underground mines. This team is expected to create a stronger and more resilient organization. Additionally, current New Gold President, Chief Executive Officer and Director, Patrick Godin, and one other current New Gold director will join the Coeur Board upon completion of the Arrangement.

o	Reduced Risk Through Asset Diversification. Compared to New Gold’s current dependency on two operating mines, the Combined Company will have a broader, more balanced portfolio, and enhanced technical capabilities to improve resilience and strategic flexibility and reduce overall operating risk.

•	Shareholders Continue to Participate in the Operations and Growth of the Combined Company. Immediately following completion of the Arrangement, Shareholders will own approximately 38% of the Combined Company, retaining meaningful exposure to future upside at New Afton and Rainy River, the well-balanced portfolio of mines in North America of the Combined Company and the benefits described above.

•	Transaction Yields Implied 16% Premium to the Unaffected Share Price. The Exchange Ratio implied a consideration of approximately $8.51 per New Gold Share based on the closing price of the Coeur Shares on the NYSE on October 31, 2025, the last trading day prior to the announcement of the Arrangement, representing a 16% premium to the closing price of the New Gold Shares on the NYSE American on the same date. While the share prices have continued to fluctuate since announcement, the ownership split, which the Board believes is fair and appropriate in light of the contribution from the two entities, is fixed.

•	Support of Directors and Officers. After consultation with its financial and legal advisors, and after review of other potential strategic opportunities reasonably available to New Gold, including the continued execution of its stand-alone business plan, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe that the Arrangement represents New Gold’s best alternative for maximizing shareholder value. In addition, all of New Gold’s directors and officers have entered into the New Gold Support and Voting Agreements pursuant to which they have agreed, among other things, to support the Arrangement and to vote all of their New Gold Shares in favour of the Arrangement Resolution.

•	Receipt of Fairness Opinions from Each of CIBC World Markets and National Bank Financial. The Special Committee and the Board have received fairness opinions from each of CIBC World Markets and National Bank Financial, each to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. See “The Arrangement – Fairness Opinions”.

•	Comprehensive Arm’s Length Negotiations. The terms of the Arrangement Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of New Gold’s and the Special Committee’s financial and legal advisors.

•	High Quality Jurisdictions with Established Permitting Track Records. The Arrangement brings together two companies with similar cultures to create a stronger, more resilient, and larger scale precious metals mining company with a portfolio that is predominantly in the U.S. and Canada, jurisdictions with established regulatory frameworks and permitting requirements, supporting lower geopolitical risk, capital efficiency and asset reliability.

•	Other Factors. The Board also considered the Arrangement with reference to the financial condition and results of operations of New Gold, as well as its prospects, strategic alternatives and competitive position, including the risks involved in advancing its stand-alone business plan and pursuing those alternatives, New Gold’s financial position, historical trading prices of the New Gold Shares and the Coeur Shares and the merits of pursuing a business combination transaction with a strategic party that would create a larger, more liquid company.

In making their determinations and recommendations, the Special Committee and the Board also observed the procedural safeguards that protect the interests of New Gold, the Shareholders and New Gold’s other stakeholders, including, among others:

•	Role of Independent Directors. The Arrangement was reviewed and evaluated by the Special Committee, comprised of members of the Board who are independent of all relevant parties, including Coeur, New Gold and management of New Gold, and who retained independent legal counsel and an independent financial advisor. Following consultation with its legal and financial advisors and receipt of the Fairness Opinions, the Special Committee unanimously determined that the Arrangement is in the best interests of New Gold and is fair to the Shareholders and unanimously recommended that the Board approve the Arrangement Agreement and the Arrangement.

•	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on New Gold’s ability to solicit interest from third parties, the Arrangement Agreement provides that New Gold may, subject to customary conditions, engage in discussions and negotiations regarding any unsolicited Acquisition Proposal received prior to the approval of the Arrangement Resolution by Shareholders that constitutes or would reasonably be expected to constitute or lead to a New Gold Superior Proposal.

•	Reasonable Termination Payment. The Board believes that the New Gold Termination Payment, which is payable in certain circumstances described under “The Arrangement Agreement – Termination of the Arrangement Agreement”, is reasonable for a transaction of the nature and size of the Arrangement and should not preclude a third party from potentially making a New Gold Superior Proposal.

•	Reasonable and Reciprocal Terms of the Arrangement Agreement. Key terms of the Arrangement Agreement, including non-solicitation covenants, termination triggers and expense reimbursement amounts and triggers, are reciprocal between New Gold and Coeur, while the termination fee amounts are based on the respective equity values of each, and all such terms are reasonable in the judgment of the Special Committee and the Board having regard to market practice for similar transactions.

•	Shareholder Approval. The Arrangement must be approved by the affirmative vote of: (a) at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present or represented by proxy and entitled to vote at the Meeting; and (b) a simple majority of the votes cast by Shareholders present or represented by proxy and entitled to vote at the Meeting, excluding the votes of Mr. Godin (as required by MI 61-101) and as more particularly described in “Business Combination Under MI 61-101 – Minority Approval Requirements” in this Circular.

•	Court and Regulatory Approvals. The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the rights and interests of affected stakeholders. The Arrangement Agreement also contains a condition precedent that all Regulatory Approvals shall have been obtained prior to closing.

•	Dissent Rights. Any registered Shareholders entitled to vote on the Arrangement may exercise Dissent Rights and is entitled to be paid fair value for its New Gold Shares as determined by a Court, subject to strict compliance with all requirements applicable to the exercise of Dissent Rights. See “Dissent Rights of Shareholders”.

In making their determinations and recommendations with respect to the Arrangement, the Special Committee and the Board also considered a number of potential risks and potential negative factors, which the Special Committee and the Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following and the risks described under the heading “Risk Factors”:

•	the risks to New Gold if the Arrangement is not completed, including the costs to New Gold in pursuing the Arrangement, the significant attention required of management to implement the Arrangement, restrictions on the conduct of New Gold’s business prior to completion of the Arrangement, and the potential impact on New Gold’s current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners);

•	conditions to Coeur’s obligation to complete the Arrangement and the right of Coeur to terminate the Arrangement Agreement in certain circumstances;

•	the limitations in the Arrangement Agreement on New Gold’s ability to solicit interest from third parties, as mitigated by the provisions in the Arrangement Agreement that provide that New Gold may, subject to customary conditions, engage in discussions or negotiations regarding any unsolicited Acquisition Proposal received prior to the approval of the Arrangement Resolution by Shareholders that constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

•	the New Gold Termination Payment payable to Coeur, including if New Gold enters into an agreement in respect of a New Gold Superior Proposal to acquire New Gold, or that New Gold could be required to reimburse Coeur’s expenses up to $33,965,000; and

•	the risk that the Coeur Shares to be issued as consideration are based on a fixed Exchange Ratio and will not be adjusted based on fluctuations in the market value of New Gold Shares or Coeur Shares.

The foregoing summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes the material information and factors considered by the Special Committee and the Board in their consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Board’s evaluation of the Arrangement, the Special Committee and the Board did not find it practicable to and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their conclusions and recommendations. In addition, individual members of the Special Committee and the Board may have assigned different weights to different factors in reaching their own conclusion as to the fairness of the Arrangement.

The Board’s and Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. This information should be read in light of the factors described under the heading “Risk Factors” below.

See below under the heading “The Arrangement – Reasons for the Recommendation of the Special Committee and the Board”.

Opinions of CIBC World Markets and National Bank Financial

The Special Committee and the Board have received fairness opinions from each of CIBC World Markets and National Bank Financial, each to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. The CIBC World Markets Fairness Opinion and the National Bank Financial Fairness Opinion are attached as Appendix E and Appendix F to this Circular, respectively. The Fairness Opinions do not constitute a recommendation to the Special Committee or the Board as to whether New Gold should proceed with the Arrangement or as to how any Shareholder should vote or act on any matter relating to the Arrangement. You are encouraged to read the Fairness Opinions in their entirety.

See below under the heading “The Arrangement – Fairness Opinions”.

The Arrangement Agreement

The body of this Circular contains a summary of certain terms of the Arrangement Agreement. The summary is qualified in its entirety by the full text of the Arrangement Agreement, which has been filed under New Gold’s issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

See below under the heading “The Arrangement Agreement”.

Procedure for the Arrangement to Become Effective

Summary of Key Procedural Steps for the Arrangement to Become Effective

The Arrangement is proposed to be carried out under Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved and adopted by the Shareholders at the Meeting in the manner set out in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement on terms consistent with the Arrangement Agreement, and such order shall not have been set aside or modified in a manner unacceptable to either New Gold or Coeur, each acting reasonably, on appeal or otherwise;

(c)	the Coeur Stockholder Approvals must be obtained at the Coeur Meeting in the manner required by the NYSE (with respect to the Coeur Stock Issuance) and the DGCL (with respect to the Coeur Charter Amendment);

(d)	the Coeur Charter Amendment must have been duly filed with the Secretary of State of the State of Delaware and be in full force and effect;

(e)	the Consideration Shares to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE (subject only to official notice of issuance) and TSX (subject only to customary conditions);

(f)	the Regulatory Approvals must be obtained and must not be modified or rescinded; and

(g)	all other customary conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party.

See below under the heading “The Arrangement” and “The Arrangement – The Plan of Arrangement”.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under section 291 of the BCBCA. Prior to mailing this Circular, New Gold obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. Copies of the Interim Order and the Petition and Notice of Hearing of Petition for the Final Order are attached as Appendix B and Appendix C, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place on January 30, 2026 at 9:45 a.m. (Pacific Time) at the Vancouver Law Courts, or as soon thereafter as counsel may be heard, subject to the terms of the Arrangement Agreement, the approval of the Arrangement Resolution at the Meeting and the approval of the Coeur Stockholder Approvals at the Coeur Meeting.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement. At the Final Order hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. There can be no assurance that the Court will approve the Arrangement on the terms as presented. At the Final Order hearing, the Court will be informed that New Gold and Coeur intend to rely on the Section 3(a)(10) Exemption for the issuance of Coeur Shares as consideration pursuant to the Arrangement on the basis of the Court’s approval of the Arrangement.

Under the terms of the Interim Order, any holder of New Gold Shares and any other interested person will have the right to appear at the Final Order hearing and make submissions, subject to such party filing with the Court and serving upon New Gold, through New Gold’s Corporate Secretary, and by service upon counsel to New Gold, Lawson Lundell LLP (Attention: Craig A.B. Ferris, K.C. and Jane Mayfield) and Davies Ward Phillips & Vineberg LLP (Attention: Chantelle Cseh and Rui Gao), in each case at the address set out herein, a Response to Petition in the form required by the rules of the Court, and any additional affidavits or other materials on which a party intends to rely in connection with any submissions at such hearing, including such party’s address for service, as soon as reasonably practicable, and, in any event, by no later than 4:00 p.m. (Pacific Time) on January 27, 2026. The Response to Petition and supporting materials must be delivered, within the time specified, to New Gold at the address set out under the heading “The Arrangement – Approvals Required for the Arrangement – Court Approval of the Arrangement”.

If the Final Order hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served and filed a Response to Petition in compliance with the Interim Order will be given notice of the new date.

See below under the heading “The Arrangement – Approvals Required for the Arrangement – Court Approval of the Arrangement”.

Other Regulatory Approvals

For the Arrangement to become effective, CNA Approval, Competition Act Approval and ICA Approval must be obtained.

See below under the headings “The Arrangement – Approvals Required for the Arrangement – CNA Approval”, “The Arrangement – Approvals Required for the Arrangement – Competition Act Approval” and “The Arrangement – Approvals Required for the Arrangement – ICA Approval”.

Timing

If the Arrangement Resolution is approved at the Meeting and the Coeur Stockholder Approvals are obtained at the Coeur Meeting, New Gold will (a) diligently pursue and take all steps necessary to submit the Arrangement before the Court as promptly as reasonably practicable but, in any event, within four Business Days after the New Gold Shareholder Approval is obtained; and (b) diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA. Once the Final Order is obtained in form and substance satisfactory to Coeur and New Gold, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Eastern Time) on the Effective Date. It is currently expected that the Effective Date will occur in the first half of 2026, and in no event will completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement.

See below under the heading “The Arrangement – Timing”.

Conditions Precedent

The completion of the Arrangement is subject to satisfaction of the following conditions precedent which may only be waived with the mutual consent of Coeur and New Gold, including:

(a)	New Gold Shareholder Approval. The Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order.

(b)	Interim and Final Order. The Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to either New Gold or Coeur, each acting reasonably, on appeal or otherwise.

(c)	Coeur Stockholder Approvals. The Coeur Stockholder Approvals shall have been obtained in accordance with the rules of the NYSE (with respect to the Coeur Stock Issuance) and the DGCL (with respect to the Coeur Charter Amendment) at the Coeur Meeting.

(d)	Coeur Charter Amendment. The Coeur Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware and be in full force and effect.

(e)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins New Gold or Coeur from consummating the Arrangement.

(f)	Exempt from Registration Requirements. The Consideration Shares to be issued pursuant to the Arrangement Agreement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption.

(g)	Exempt from Prospectus Requirements. The distribution of the Consideration Shares shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws, either by virtue of exemptive relief from the Canadian Securities Authorities, or by virtue of applicable exemptions under Canadian Securities Laws, and shall not be subject to resale restrictions under applicable Canadian Securities Laws.

(h)	Listing of Consideration Shares. The Consideration Shares to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions).

(i)	Regulatory Approvals. The Regulatory Approvals shall have been obtained and shall not have been modified or rescinded.

The implementation of the Arrangement is also subject to a number of other conditions customary for transactions of this type being satisfied or waived by New Gold or Coeur, as applicable, at or prior to the Effective Time.

See below under the heading “The Arrangement – Conditions to Closing”.

Support and Voting Agreements

New Gold has entered into Coeur Support and Voting Agreements with the directors and officers of Coeur, pursuant to which the Coeur Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Coeur Support and Voting Agreements, to vote their Coeur Shares in favour of the Coeur Stock Issuance and the Coeur Charter Amendment. As at the Coeur Record Date, the Coeur Supporting Shareholders collectively beneficially owned or exercised control or direction over 9,327,427 Coeur Shares, representing approximately 1.5% of the issued and outstanding Coeur Shares.

Coeur has entered into New Gold Support and Voting Agreements with the directors and officers of New Gold, pursuant to which the New Gold Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the New Gold Support and Voting Agreements, to vote their New Gold Shares in favour of the Arrangement Resolution to approve the Arrangement. As at the Record Date, the New Gold Supporting Shareholders collectively beneficially owned or exercised control or direction over 738,780 New Gold Shares, representing approximately 0.1% of the issued and outstanding New Gold Shares.

See below under the heading “Support and Voting Agreements”.

The Companies

New Gold

New Gold is a Canadian-focused intermediate gold mining company engaged in the exploration, development and operation of mineral properties. New Gold holds a 100% interest in each of the Rainy River Mine, a gold mine in Ontario, Canada, and the New Afton Mine, a copper and gold mine in British Columbia, Canada.

New Gold is a reporting issuer under the securities laws of each province and territory of Canada. The New Gold Shares are listed on the TSX and NYSE American, in each case, under the symbol “NGD”. The registered office of New Gold is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, Canada, V6C 3L2 and its head office is at 181 Bay Street, Suite 3320, Toronto, Ontario, Canada, M5J 2T3.

See Appendix G to this Circular for more information on New Gold.

Coeur

Founded in 1928, Coeur is a precious metals producer that operates certain gold and silver mines in the United States and Mexico, owns an exploration project in Canada, and is headquartered in Chicago, Illinois. Coeur’s strategy is to be a well-diversified and growing precious metals producer focused on generating sustainable, high-quality cash flow and returns from a balanced prospective asset base in mining-friendly jurisdictions. Coeur produces and sells precious metals from five wholly-owned operations: the Palmarejo gold-silver complex and the Las Chispas silver-gold mine in Mexico, the Rochester silver-gold mine in Nevada, the Kensington gold mine in Alaska and the Wharf gold mine in South Dakota. In addition, Coeur wholly owns the Silvertip polymetallic exploration project in British Columbia.

Coeur is a Delaware corporation whose registered office and principal executive offices are located at 200 South Wacker Drive, Suite 2100, Chicago, Illinois 60606. Coeur’s telephone number is (312) 489-5800 and Coeur’s website address is www.coeur.com.

See Appendix H to this Circular for more information on Coeur.

The Combined Company

The Arrangement will result in a strategic business combination of Coeur and New Gold, pursuant to which the Purchaser, a wholly-owned subsidiary of Coeur, will acquire all of the issued and outstanding New Gold Shares in exchange for the issuance of Coeur Shares. In connection with the Arrangement, Shareholders (other than Dissenting Shareholders) will receive consideration of 0.4959 Coeur Shares for each New Gold Share they hold immediately prior to the Effective Time. Upon completion of the Arrangement, existing Coeur Stockholders and former Shareholders are expected to own approximately 38% and 62% of the outstanding common stock of the Combined Company, respectively, in each case, based on the number of Coeur Shares and New Gold Shares issued and outstanding as of October 31, 2025, the last trading day prior to the announcement of the Arrangement.

Following completion of the Arrangement, Coeur will continue to be the publicly traded parent company of the combined business. New Gold will, through the Purchaser, be an indirect wholly-owned subsidiary of Coeur. The Combined Company will remain a corporation governed by the laws of the State of Delaware. Coeur’s head office will continue to be located at 200 South Wacker Drive, Suite 2100, Chicago, IL 60606.

In connection with the Arrangement, Coeur intends to submit an application to list its Coeur Shares on the TSX. The Coeur Shares are currently listed on the NYSE as of the date of this Circular. However, it is a condition to the completion of the Arrangement that the Coeur Shares to be issued pursuant to the Arrangement be approved for listing on the NYSE, subject to official notice of issuance, and the TSX, subject only to customary listing conditions. Upon listing of the Coeur Shares on the TSX, Coeur will be required to comply with the TSX’s ongoing listing requirements, including those set out in the TSX Company Manual. Coeur will continue to be a reporting issuer in each of the provinces and territories of Canada. Subject to certain exceptions, Coeur will continue to be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Coeur to file reports with respect to trades of Coeur securities, provided that Coeur complies with the requirements of applicable U.S. securities laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters, and Coeur files with the relevant Canadian Securities Authorities copies of its documents filed with the SEC under the U.S. Exchange Act.

The Combined Company will be a well-diversified precious metals mining company, with wholly-owned operations in the United States, Canada and Mexico. The Combined Company will focus on generating sustainable, high-quality cash flow and returns from a balanced, prospective asset base in mining-friendly jurisdictions, along with its commitment to exploration and expansions.

See Appendix I to this Circular for more information on the Combined Company.

Procedure for Exchange of New Gold Shares and Letter of Transmittal

Enclosed with this Circular as sent to registered Shareholders is the Letter of Transmittal which, when properly completed and duly executed and returned to the Depositary together with a share certificate(s) or DRS Advice representing New Gold Shares and all other required documents in accordance with the instructions in the Letter of Transmittal, will enable each registered Shareholder to receive the Coeur Shares to which such Shareholder is entitled as Consideration under the Arrangement.

Only registered Shareholders are required to submit a Letter of Transmittal. The exchange of New Gold Shares for the Consideration Shares in respect of any non-registered (beneficial) Shareholder is expected to be made with the intermediary (i.e., the broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) of the non-registered (beneficial) Shareholder’s intermediary account through the procedures in place for such purposes between CDS or DTC and such intermediary, as applicable, with no further action required by the non-registered (beneficial) Shareholder. Any non-registered (beneficial) Shareholder whose New Gold Shares are registered in the name of an intermediary should contact that intermediary if they have any questions regarding this process and to arrange for such intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their New Gold Shares.

See below under the heading “The Arrangement – Procedure for Exchange of New Gold Shares and Letter of Transmittal”.

Fractional Shares

No fractional Consideration Shares will be issued pursuant to the Plan of Arrangement. Where the aggregate number of Coeur Shares to be issued to a Shareholder as Consideration under the Arrangement would result in a fractional Consideration Share being issuable, such fractional Consideration Share shall be rounded up to the nearest whole Coeur Share in the event that a Shareholder is entitled to a fractional share representing 0.5 or more of a Coeur Share and shall be rounded down to the nearest whole Coeur Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Coeur Share.

See below under the heading “The Arrangement – Fractional Shares”.

Business Combination Under MI 61-101

New Gold is a reporting issuer in each of the provinces and territories of Canada, and accordingly is subject to the requirements of MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding certain interested or related parties and their joint actors and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors.

Patrick Godin, the President, Chief Executive Officer and a director of New Gold, will be entitled to certain benefits in connection with his role as a director of Coeur upon completion of the Arrangement. Accordingly, New Gold has determined that Mr. Godin will receive a collateral benefit that does not fall within the exclusion in the definition of “collateral benefit” under MI 61-101. As a result, the Arrangement is a “business combination” for the purposes of MI 61-101 since the interest of a holder of New Gold Shares may be terminated without such holder’s consent and a related party of New Gold will receive a collateral benefit in connection with the Arrangement.

As a result of the foregoing, the Arrangement requires minority approval under MI 61-101. Accordingly, in addition to the approval of the Arrangement Resolution by at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting, to be effective, the Arrangement Resolution must also be approved by at least a simple majority of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting, excluding the votes of the persons whose votes may not be included in determining minority approval of a business combination under MI 61-101. The 290,050 votes attached to the New Gold Shares beneficially owned by Mr. Godin, representing approximately 0.04% of the issued and outstanding New Gold Shares as of the Record Date, will be excluded for the purposes of determining minority approval for the Arrangement under MI 61-101.

See below under the heading “Business Combination Under MI 61-101”.

Dissent Rights of Shareholders

Pursuant to the Interim Order, Dissenting Shareholders are entitled to be paid fair value for their Dissent Shares under the BCBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court. Only registered Shareholders as of the Record Date may exercise Dissent Rights.

A non-registered (beneficial) Shareholder who desires to exercise Dissent Rights (a) must have made arrangements for the New Gold Shares beneficially owned by such Shareholder to be registered in the name of such Shareholder prior to the Record Date; or (b) alternatively, must make arrangements for the registered Shareholder of such New Gold Shares to exercise Dissent Rights on behalf of such non-registered (beneficial) Shareholder.

For a summary of the Dissent Rights, as well as a summary of the procedures that must be followed in order to exercise such Dissent Rights, see “Dissent Rights of Shareholders”. New Gold suggests that any Shareholder wishing to avail himself or herself of the Dissent Rights with respect to the Arrangement seek his or her own legal advice, as failure to comply strictly with the applicable provisions of the BCBCA and the Interim Order, the Plan of Arrangement or any other order of the Court may prejudice the availability of such Dissent Rights.

See below under the heading “Dissent Rights of Shareholders”.

Stock Exchange Listings for the Consideration Shares

The Coeur Shares are listed on the NYSE under the symbol “CDE” and it is a condition of the Arrangement that the Consideration Shares to be issued or issuable in connection with the Arrangement are approved for listing on the NYSE (subject only to official notice of issuance) and TSX (subject only to customary conditions).

See below under the heading “The Arrangement – Stock Exchange Matters”.

Certain Canadian Federal Income Tax Considerations of the Arrangement for Shareholders

For a summary of certain of the material Canadian federal income tax consequences of the Arrangement applicable to Shareholders, see below under the heading “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Certain United States Federal Income Tax Considerations of the Arrangement for Shareholders

For a summary of certain of the material United States federal income tax consequences of the Arrangement applicable to Shareholders, see below under the heading “Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Risk Factors

Shareholders that vote in favour of the Arrangement Resolution are voting in favour of combining the businesses of New Gold and Coeur and are making an investment decision with respect to Coeur Shares. Shareholders should carefully consider the risk factors set out under the heading “Risk Factors” relating to the Arrangement and the proposed combination of New Gold’s and Coeur’s respective businesses. Shareholders should also carefully consider the risk factors contained in the documents incorporated by reference in this Circular as described under Appendix G and Appendix H. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or not considered material to New Gold, may also adversely affect the Arrangement, New Gold or Coeur prior to the completion of the Arrangement or the combined businesses following completion of the Arrangement. These risk factors should be considered in conjunction with all other information contained in this Circular, including the documents incorporated by reference herein, and documents filed by New Gold and Coeur pursuant to applicable Laws from time to time.

See below under the heading “Risk Factors”.

Certain Securities Laws Matters

The Coeur Shares distributed pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws, will generally be “freely tradable” and the resale of such Coeur Shares will be exempt from the prospectus requirements (and not subject to any “restricted period” or “hold period”) under applicable Canadian Securities Laws if the following conditions are met: (a) the trade is not a control distribution (as defined under NI 45-102); (b) no unusual effort is made to prepare the market or to create a demand for the Coeur Shares; (c) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (d) if the selling shareholder is an insider or an officer of Coeur, the selling securityholder has no reasonable grounds to believe that Coeur is in default of applicable securities legislation.

Each Shareholder is urged to consult his, her or its professional advisors to determine the Canadian conditions and restrictions applicable to trades in Coeur Shares issued as Consideration under the Arrangement.

See below under the heading “The Arrangement – Issuance and Resale of Coeur Shares Issued to Shareholders as Consideration Under the Arrangement – Canada”.

United States Securities Law Matters

Coeur Shares to be issued pursuant to the Arrangement have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction. Coeur Shares to be issued in the Arrangement are expected to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption, based on the approval of the Arrangement by the Court.

Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the registration requirements of the U.S. Securities Act where, among other things, the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction, after a hearing upon the procedural and substantive fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and to whom timely and adequate notice of the hearing has been given. The Final Order is required for the Arrangement to become effective, and the Court will be advised that its approval of the terms and conditions of the Arrangement will be relied upon to exempt the issuance of the Consideration Shares under the Arrangement from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption. Therefore, if the Court approves the Arrangement, its approval will constitute the basis for Coeur Shares to be issued without registration under the U.S. Securities Act. In addition, Consideration Shares to be issued pursuant to the Arrangement will be issued in compliance with or pursuant to an exemption from the registration or qualification requirements of state or “blue sky” securities laws.

Persons who are not “affiliates” of Coeur after the Arrangement and have not been “affiliates” of Coeur in the 90-day period prior to any resale of the Coeur Shares that they receive in connection with the Arrangement may resell such Coeur Shares in the United States without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include directors and certain officers of such issuer as well as principal shareholders of such issuer. U.S. Shareholders should consult their own legal counsel regarding their status as an “affiliate” of Coeur.

Coeur Shares sold by any holder who is an “affiliate” of Coeur at the time of the sale of such Coeur Shares after the Arrangement, or was an “affiliate” of Coeur at any time within 90 days prior to the date of such sale, may be subject to certain restrictions on resale imposed by the U.S. Securities Act. Such persons may not be able to sell Coeur Shares that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions and safe harbours contained in Rule 144 under the U.S. Securities Act or Rules 903 or 904 of Regulation S.

Investors are urged to consult with their own legal counsel before proceeding to sell any Coeur Shares.

See below under the heading “The Arrangement – Issuance and Resale of Coeur Shares Issued to Shareholders as Consideration Under the Arrangement – United States”.

Questions

If you have any questions or require assistance with voting your New Gold shares, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1477 (toll-free in North America) or 1-437-561-5022 (text and call enabled outside of North America) or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your New Gold Shares and the Arrangement, please visit www.VoteNewGold.com.

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of New Gold for use at the Meeting. Management of New Gold will solicit proxies primarily by mail, but proxies may also be solicited by telephone, email, facsimile or in writing by directors, officers, employees or agents of New Gold. The cost of solicitation of proxies for use at the Meeting will be paid by New Gold. New Gold has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications and digital and investor campaign services on a global retainer basis.

The information concerning Coeur and its Subsidiaries contained in this Circular, including the appendices and information incorporated by reference, has been provided by Coeur for inclusion in this Circular. Although New Gold has no knowledge that any statements contained herein taken from or based on such documents, records or information provided by Coeur are untrue or incomplete, New Gold assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Coeur to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to New Gold.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under the heading “Glossary of Terms”. Information contained in this Circular, including information in the appendices hereto, which form part of this Circular, is given as of December 19, 2025 unless otherwise specifically stated. Information contained in documents incorporated by reference in this Circular is given as of the respective dates stated in such documents.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase the securities to be issued under or in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Circular nor any distribution of the securities to be issued under or in connection with the Arrangement will, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Circular. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Coeur, certain of the directors and officers of New Gold and Coeur and certain experts referenced in this Circular and the documents incorporated by reference herein reside outside of Canada. It may not be possible for Shareholders to effect service of process within Canada upon such persons. Shareholders are advised that it may not be possible to enforce judgments obtained in Canada against any person that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement, the Arrangement and the Support and Voting Agreements in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement, the Plan of Arrangement and the Support and Voting Agreements, respectively. Copies of the Arrangement Agreement and the forms of Support and Voting Agreements are available under New Gold’s issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. A copy of the Plan of Arrangement is attached to this Circular as Appendix D. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

Information contained in this Circular should not be construed as legal, tax, financial or other professional advice. Shareholders are urged to consult their own professional advisors in connection with the matters addressed herein.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE COEUR SHARES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Coeur Shares to be issued as consideration to Shareholders under the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state or any other jurisdiction and will be issued in reliance on an exemption (the “Section 3(a)(10) Exemption”) from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof (“Section 3(a)(10)”), on the basis of, among other things, the approval of the Court and exemptions from the registration or qualification requirements of state or “blue sky” securities laws. See “The Arrangement – Issuance and Resale of Coeur Shares Issued to Shareholders as Consideration Under the Arrangement”.

New Gold is a corporation existing under the laws of the Province of British Columbia and is a “foreign private issuer” as defined under applicable U.S. Securities Laws. The solicitation of proxies and the transactions contemplated in this Circular are not subject to the proxy solicitation rules under the U.S. Exchange Act by virtue of an exemption for foreign private issuers, and therefore this solicitation is not being effected in accordance with U.S. Securities Laws. Accordingly, the solicitation and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate laws and Canadian Securities Laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that disclosure requirements under Canadian Laws are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Securityholders in the United States should also be aware that other requirements under Canadian Laws may differ from those required under United States corporate laws and U.S. Securities Laws.

Information concerning New Gold and Coeur described in the Notice of Special Meeting and this Circular has been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates for New Gold included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the CIM Standards. NI 43-101 is a rule developed by Canadian Securities Authorities which establishes standards for all public disclosure by a Canadian issuer of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in New Gold’s technical disclosure have been prepared in accordance with NI 43-101 and the CIM Standards.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained concerning New Gold in this Circular and the documents incorporated by reference herein will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

The financial statements and financial information of New Gold included or incorporated by reference in this Circular have been prepared in accordance with IFRS, which differs from U.S. GAAP in certain material respects. Therefore, such financial statements may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

Shareholders resident in the United States should be aware that the Arrangement described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders may not be described fully herein. For a general discussion of the Canadian federal income tax consequences to investors who are resident in the United States, see “Certain Canadian Federal Income Tax Considerations” and for a general discussion of the United States federal income tax consequences to investors who are resident in the United States, see “Certain United States Federal Income Tax Considerations”. U.S. Holders are urged to consult their own tax advisors with respect to such applicable income tax consequences.

The enforcement by securityholders of civil liabilities under U.S. Securities Laws may be adversely affected by the fact that New Gold is a corporation existing and governed under the Laws of the Province of British Columbia, that some or all of New Gold’s respective directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of New Gold’s assets may be located outside the United States. As a result, it may be difficult or impossible for United States securityholders to effect service of process within the United States upon New Gold and its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state or territory within the United States. In addition, United States securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state or territory within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state or territory within the United States.

THE COEUR SHARES TO BE ISSUED PURSUANT TO THE ARRANGEMENT ARE BEING ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT PROVIDED BY SECTION 3(A)(10) THEREOF AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR TERRITORY OF THE UNITED STATES AND HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR DISTRIBUTION UNDER THE LAWS OF ANY OTHER JURISDICTION OUTSIDE OF CANADA. For a discussion of certain regulatory issues relating to Shareholders in the United States, see “The Arrangement – Issuance and Resale of Coeur Shares Issued to Shareholders as Consideration Under the Arrangement – United States”.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Circular and the documents incorporated by reference herein contain certain statements which constitute forward-looking information within the meaning of applicable Canadian Securities Laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and section 21E of the U.S. Exchange Act, each as amended (collectively, “forward-looking statements”), including, without limitation, financial and business prospects and financial outlooks, which may be forward-looking plans and intentions, growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact may be forward-looking statements. The use of words such as “may”, “will”, “should”, “could”, “anticipate”, “believe”, “expect”, “project”, “intend”, “estimate”, “plan”, “potential”, “pro forma”, “post-arrangement” and similar expressions are intended to identify forward-looking statements.

In particular, and without limitation, this Circular contains forward-looking statements concerning:

•	the expected benefits of the Arrangement and attributes of the Combined Company, including potential operational, competitive and cost synergies;

•	the structure and effect of the Arrangement;

•	the timing of the Meeting, the Coeur Meeting, the Final Order and the anticipated Effective Date;

•	the approval of the Coeur Charter Amendment and Coeur Stock Issuance by Coeur Stockholders;

•	the treatment, vesting, redemption and cancellation, as applicable, of the Incentive Awards;

•	the anticipated number of Coeur Shares to be issued pursuant to the Arrangement;

•	the appointment and nomination of the New Gold Director Nominees to the Coeur Board;

•	the ability of New Gold and Coeur to satisfy all conditions to, and to complete, the Arrangement, including the anticipated receipt of all required Regulatory Approvals for the Arrangement;

•	the listing of the Consideration Shares on the NYSE and the TSX;

•	the ability of New Gold to realize any rights upon termination of the Arrangement Agreement, including the payment of the Coeur Termination Payment; and

•	the potential costs of the Arrangement to New Gold, including in the event the Arrangement is not completed.

New Gold cautions the reader that these forward-looking statements, including statements that constitute “financial outlook” within the meaning of applicable Canadian Securities Laws, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such information and statements. Financial outlook included in this Circular is provided for the purpose of helping readers understand New Gold’s current expectations and plans for the future. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances, and that the risk factors described below, or other factors may cause actual results to differ materially from any financial outlook. Forward-looking statements reflect management’s current beliefs and are based on information currently available to management, as well as certain expectations and assumptions with respect to the Arrangement, including:

•	the structure and expected benefits of the Arrangement are based upon a number of factors, including the terms and conditions of the Arrangement Agreement, the historical performance of New Gold and Coeur, the anticipated performance of the Combined Company, and current and historical industry, economic and market conditions;

•	certain steps in, and timing of, the Arrangement and the Effective Date, are based upon the terms of the Arrangement and advice received from counsel;

•	the approval of the Coeur Charter Amendment and Coeur Stock Issuance by Coeur Stockholders and the approval of the Arrangement Resolution by Shareholders;

•	the listing of the Consideration Shares on the TSX and the NYSE, as well as the delisting of the New Gold Shares from the TSX and the NYSE American, is based on anticipated receipt of all required approvals from such stock exchanges;

•	the ability of New Gold and Coeur to satisfy the other closing conditions in all material respects in accordance with the terms of the Arrangement Agreement, and in a timely manner, is based upon management’s current expectations regarding timing and the ability of New Gold and Coeur to satisfy their respective obligations under the Arrangement Agreement; and

•	the effects of the Arrangement and expected attributes of the Combined Company are based on management’s current expectations regarding the completion of the Arrangement and future growth in gold, silver, copper and other metal and mineral production.

Various assumptions underlying such forward-looking statements are based on management’s expectations concerning industry, economic and market conditions, including: (a) prevailing commodity prices and exchange rates; (b) projected capital and operating costs; (c) other assumptions set forth in the New Gold Technical Reports and the Coeur Technical Reports, respectively; (d) prevailing regulatory, tax and environmental laws and regulations; (e) that there will be no significant events occurring outside of the normal course of business of New Gold or Coeur; (f) future costs of labour, materials and other supplies; and (g) general economic, political and market conditions.

The forward-looking statements contained herein speak only as of the date of this Circular. New Gold believes that the expectations and assumptions reflected in such forward-looking statements are reasonable and relevant based on information available as at the date of this Circular, but no assurance can be given that these expectations will prove to be correct.

Forward-looking statements and other information contained herein concerning mineral exploration, development and operations, and management’s general expectations concerning the foregoing, are based on estimates prepared by New Gold and Coeur using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the industry which New Gold and Coeur believe to be reasonable. However, these data are inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While New Gold and Coeur are not aware of any misstatements regarding any industry data presented herein, mineral exploration and development involves risk and uncertainties and industry data are subject to change based on various factors.

Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from those anticipated in such forward-looking statements including: (a) changes in general economic and market conditions; (b) fluctuations in gold, silver, copper and other metal and mineral prices, interest rates and currency exchange rates; (c) uncertainties related to mining operations as well as exploration and development projects, including the possibility that actual capital and operating costs and economic returns will differ significantly from estimates; (d) an inability to successfully complete mining and mineral projects, planned expansions or other projects on budget and schedule; (e) adverse changes in economic, political or social conditions or in applicable laws, rules and regulations; (f) labour disputes, surface rights disputes, access to property, flooding, ground instability, fire and other risks of the mining industry; (g) property, title and permitting matters; and (h) environmental costs, events or liability claims.

There are also risks inherent in the nature of the Arrangement, including:

•	New Gold and Coeur may fail to realize the anticipated benefits of the Arrangement;

•	the conditions to completion of the Arrangement, including New Gold Shareholder Approval, Coeur Stockholder Approval, receipt of the Regulatory Approvals, Court approval and TSX and NYSE approval for the listing of the Consideration Shares, may not be satisfied or, where permitted, waived by the Outside Date, or at all, which may result in the Arrangement not being completed;

•	the rights of New Gold and Coeur to terminate the Arrangement Agreement in certain circumstances, including pursuant to a New Gold Superior Proposal or a Coeur Superior Proposal, as applicable, on the specific terms and conditions set forth in the Arrangement Agreement;

•	the timing of the Meeting, the Coeur Meeting and Final Order and the anticipated Effective Date may be changed or delayed;

•	New Gold and Coeur will incur significant costs relating to the Arrangement, regardless of whether the Arrangement is completed or not completed, and may be subject to unknown liabilities;

•	the New Gold Termination Payment may discourage other parties from attempting to acquire New Gold or may have an adverse effect on New Gold;

•	potential legal proceedings relating to the Arrangement and the outcome of any such legal proceeding;

•	if the Arrangement is not completed, Shareholders will not realize the benefits of the Arrangement;

•	risks and unforeseen difficulties related to the integration of New Gold’s and Coeur’s existing businesses, including that Shareholders may be exposed to additional business risks not previously applicable to their investments;

•	the Arrangement may affect the ability of New Gold to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom New Gold does business, or on New Gold’s operating results;

•	if the Arrangement is not completed, the dedication of resources by New Gold to the completion of the Arrangement could have an adverse impact on its business and strategic relationships, including with future and prospective employees, customers, suppliers and partners, operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects;

•	if there is a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders that could have an adverse effect on the Combined Company’s financial condition and cash resources if the Arrangement is completed; and

•	other risks and uncertainties discussed under the heading “Risk Factors”.

Readers are cautioned that the foregoing factors are not exhaustive and there may be other factors that could affect the Arrangement, New Gold, Coeur, the Purchaser or the Combined Company. Accordingly, undue reliance should not be placed on forward-looking statements. With regard to the forward-looking statements in Coeur’s and New Gold’s documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Except as required by Law, New Gold and Coeur do not undertake any obligation to publicly update or revise any forward-looking statements. All forward-looking statements contained in this Circular are expressly qualified by this cautionary statement and those made in each of New Gold’s and Coeur’s respective filings with Canadian and United States securities regulatory authorities that are expressly incorporated by reference herein.

NON-GAAP MEASURES

This Circular and the documents incorporated by reference that relate to New Gold refer to performance measures that are not recognized measures under IFRS, including “cash costs”, “all-in sustaining costs” or “AISC”, “adjusted net earnings/(loss)”, “adjusted income tax expense”, “sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, “open pit net mining cost per operating tonne mined”, “underground net mining costs per operating tonne mined”, “processing costs per tonne processed”, “G&A costs per tonne processed”, “cash generated from operations before changes in non-cash operating working capital” and “free cash flow”. New Gold uses these measures to analyze and evaluate the performance of its business and provides such measures as supplementary information, because management believes they may be useful to investors to explain New Gold’s financial results. In addition, this Circular and certain documents incorporated by reference that relate to Coeur and/or the Combined Company present certain measures, including “adjusted net income/loss”, “EBITDA”, “adjusted EBITDA”, “free cash flow”, “operating cash flow before changes in working capital”, “net debt”, “leverage ratio” and “costs applicable to sales”.

The foregoing measures (collectively, the “non-GAAP measures”) are not standardized financial measures under IFRS (in the case of New Gold) or under U.S. GAAP (in the case of Coeur), and therefore may not be comparable to similar financial measures presented by other issuers. As there is no standardized method of calculating any of these non-GAAP measures, the method of calculating each of them may differ from the methods used by other entities and, accordingly, the use of any of these measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these measures are intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS (in the case of New Gold) or U.S. GAAP (in the case of Coeur). The reconciliation of the non-GAAP measures used and presented by New Gold to the most directly comparable IFRS measures is provided in certain documents incorporated by reference herein in which these non-GAAP measures are referenced. See the section “Non-GAAP Financial Performance Measures” on page 32 of the Annual MD&A and “Non-GAAP Financial Performance Measures” on page 29 of the Interim MD&A, each of which is incorporated by reference in this Circular and available on New Gold’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Where applicable, the reconciliation of the non-GAAP measures used and presented by Coeur to the most directly comparable measures under U.S. GAAP is provided in certain documents incorporated by reference herein in which these non-GAAP measures are referenced. See the section “Non-GAAP Financial Performance Measures” on page 57 of the Coeur Annual Report, which is incorporated by reference in this Circular and available under Coeur’s issuer profile on EDGAR at www.sec.gov.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “$” or “US$” in this Circular refer to United States dollars and all references to “C$” in this Circular refer to Canadian dollars. Except as otherwise indicated in this Circular, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to New Gold and Coeur have been prepared and presented in United States dollars in accordance with IFRS (in the case of New Gold) or U.S. GAAP (in the case of Coeur). The unaudited combined pro forma financial statements of Coeur which are set out in Appendix J, have been prepared based on financial statements prepared and presented in United States dollars with the recognition and measurement principles of U.S. GAAP.

CURRENCY EXCHANGE RATE INFORMATION

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the two years ended December 31, 2024 and December 31, 2023 and the nine months ended September 30, 2025 and September 30, 2024, based on the indicative rate of exchange as reported by the Bank of Canada, were as follows:

		Nine Months ended September 30				Year-Ended December 31
		2025		2024		2024		2023
Closing	C$	1.3921	C$	1.3499	C$	1.4389	C$	1.3226
High	C$	1.4603	C$	1.3858	C$	1.4416	C$	1.3875
Low	C$	1.3558	C$	1.3316	C$	1.3316	C$	1.3128
Average(1)	C$	1.3988	C$	1.3604	C$	1.3698	C$	1.3497

Note

(1) The average of the indicative rates during the relevant period.

On December 18, 2025, the average exchange rate for one United States dollar expressed in Canadian dollars as provided by the Bank of Canada was C$1.3774.

THE MEETING

The Meeting will be held at 11:00 a.m. (Eastern Time) on January 27, 2026, subject to any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Special Meeting. Shareholders may attend the Meeting in person at the offices of Davies Ward Phillips & Vineberg LLP at 155 Wellington Street West, Suite 4000, Toronto, Ontario M5V 3J7, or virtually via live webcast at https://meetings.lumiconnect.com/400-332-821-927, password “newgold2026” (case sensitive).

All of the directors and officers of New Gold, collectively holding approximately 0.1% of the total New Gold Shares, as at the Record Date, have entered into the New Gold Support and Voting Agreements with Coeur pursuant to which each such individual has agreed to, among other things, support the Arrangement and vote all New Gold Shares beneficially owned by them in favour of the Arrangement Resolution, subject to the terms and conditions of such agreements.

If you have any questions about the Meeting or the matters described below, you may contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone 1-866-581-1477 (toll-free in North America) or 1-437-561-5022 (text and call enabled outside of North America) or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your New Gold Shares and the Arrangement, please visit www.VoteNewGold.com.

Proxy Solicitation and Delivery of Meeting Materials

How will New Gold solicit proxies?

Your proxy is being solicited on behalf of New Gold’s management in connection with the Meeting to be held on January 27, 2026. Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of New Gold. New Gold has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications and digital and investor campaign services on a global retainer basis. The estimated aggregate fees payable to Kingsdale Advisors in respect of such services is expected to be approximately C$400,000, inclusive of a success fee payable if the Shareholders approve the Arrangement Resolution, plus distribution costs and other disbursements. The costs of preparing and distributing the Meeting Materials and the cost of soliciting proxies will be borne by the Company.

How are Meeting Materials being delivered?

The Meeting Materials are sent to registered Shareholders through New Gold’s transfer agent, Computershare. New Gold generally does not send its proxy materials directly to non-registered (beneficial) Shareholders who own shares held in “street name” in an account at a brokerage firm, bank, broker-dealer or other similar organization. Instead New Gold uses the services of Broadridge who acts on behalf of intermediaries to send proxy materials to non-registered (beneficial) Shareholders. New Gold intends to reimburse intermediaries to send the Meeting Materials to objecting non-registered (beneficial) Shareholders.

New Gold is not distributing copies of the Meeting Materials to registered Shareholders or non-registered (beneficial) Shareholders using the notice-and-access delivery procedures set out in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

Meeting Procedures

What are the admission requirements to attend the Meeting in person?

Only Shareholders of record at the close of business on December 17, 2025 and other permitted attendees may attend the Meeting. In order to attend the Meeting in person, you or your proxyholder is required to see a representative of Computershare before entering to register your attendance. You must present proof of your ownership of New Gold Shares as of the Record Date and a valid government-issued photo identification at the entrance of the Meeting. Non-registered (beneficial) owners of New Gold Shares held in “street name” in an account at a brokerage firm, bank, broker-dealer or other similar organization will need to bring a copy of a brokerage statement reflecting their share ownership as of the Record Date.

No cameras, recording equipment, electronic devices, use of cell phones or other mobile devices, large bags or packages are permitted at the Meeting. If you do not provide valid government-issued photo identification or comply with the other procedures outlined herein, you will not be admitted to the Meeting.

Registered Shareholders, non-registered (beneficial) Shareholders and their duly appointed proxyholders who are unable to attend the Meeting in person will be able to participate, ask questions and vote in “real time” via the online Meeting portal by following the instructions set out in this Circular. For additional information, please see below under “Voting Procedures”.

Voting Procedures

How do I vote my New Gold Shares?

Please follow the voting instructions based on whether you are a registered or non-registered (beneficial) Shareholder:

•	You are a registered Shareholder if you have a share certificate issued in your name or appear as the registered Shareholder on the books of New Gold.

•	You are a non-registered (beneficial) Shareholder if your New Gold Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency or other institution).

If you are not sure whether you are a registered or non-registered (beneficial) Shareholder, please contact Computershare by email at service@computershare.com. Alternatively, please call Computershare toll-free at 1-800-564-6253 (toll free within North America) or 1-514-982-7555 (outside of North America).

If you have any questions, you may also contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1477 (toll-free in North America) or 1-437-561-5022 (text and call enabled outside of North America) or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your New Gold Shares and the Arrangement, please visit www.VoteNewGold.com.

How do I obtain a control number to vote my New Gold Shares?

If you have not received your control number to vote, Shareholders may contact Kingsdale Advisors, New Gold’s strategic shareholder advisor and proxy solicitation agent by telephone at 1-866-581-1477 (toll-free in North America) or 1-437-561-5022 (text and call enabled outside of North America), or by email at contactus@kingsdaleadvisors.com.

How can I vote if I am a registered Shareholder?

Option 1 – By Proxy (Form of Proxy)

By Internet:

Go to Computershare’s website at www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your form of proxy.

See below under the heading “How will my New Gold Shares be voted if I return a proxy?” for more information.

By Telephone:

Call Computershare at 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (outside of North America) from a touch-tone phone and follow the instructions. You will need your 15-digit control number, which can be found on your form of proxy. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

See below under the heading “How will my New Gold Shares be voted if I return a proxy?” for more information.

By Fax:

Complete, sign and date your form of proxy, and send all pages (in one transmission) by fax to Computershare at 1-866-249-7775.

See below under the heading “How will my New Gold Shares be voted if I return a proxy?” for more information.

By Mail:

Complete, sign and date your form of proxy and return it to Computershare, Attention: Proxy Department, 320 Bay Street 14th Floor, Toronto ON M5H 4A6 in the postage prepaid envelope provided.

See below under the heading “How will my New Gold Shares be voted if I return a proxy?” for more information.

Appointing another person to attend the Meeting and vote your New Gold Shares for you:

New Gold’s named proxyholders are Patrick Godin, President and Chief Executive Officer or, failing him, Sean Keating, Vice President, General Counsel and Corporate Secretary. A Shareholder that wishes to appoint another person or entity (who need not be a Shareholder) to represent such Shareholder at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy. Please ensure that the person you appoint is aware that he or she has been appointed to attend the Meeting on your behalf. If your proxyholder wishes to attend the Meeting in person, your appointee should see a representative of Computershare at the registration desk.

If your proxyholder is unable to attend the Meeting in person and wishes to attend virtually, you must register your proxyholder with Computershare at https://www.computershare.com/newgold by 11:00 a.m. (Eastern Time) on January 23, 2026 in order to obtain a control number. Registering your proxyholder is an additional step once you have submitted your form of proxy.

This control number will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a control number, your proxyholder will not be able to vote at the Meeting. Computershare will provide your duly appointed proxyholder with a control number provided that your proxy has been received by Computershare prior to the deadline. Please note that you cannot appoint anyone other than Patrick Godin, President and Chief Executive Officer or, failing him, Sean Keating, Vice President, General Counsel and Corporate Secretary, as your proxyholder if you vote by telephone.

For more information, please see below under the headings “How can I log in to the Meeting if I wish to attend virtually?” and “How will my New Gold Shares be voted if I return a proxy?”.

Option 2 – In Person at the Meeting

You do not need to complete or return your form of proxy if you intend to vote in person at the Meeting.

Option 3 – In Person via Internet Webcast

Registered Shareholders have the ability to participate, ask questions and vote at the Meeting using the LUMI meeting platform. Eligible registered Shareholders may log in at https://meetings.lumiconnect.com/400-332-821-927, click on “I have a control number”, enter the 15-digit control number found on the proxy, and the password “newgold2026” (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting. Once voting has opened, the voting tab will appear on the home page. The Arrangement Resolution and voting choices will be displayed in that tab. Non-registered (beneficial) Shareholders must follow the procedures outlined below to participate in the Meeting using the LUMI meeting platform. Non-registered (beneficial) Shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on New Gold’s website at www.VoteNewGold.com.

How can I vote if I am a non-registered (beneficial) Shareholder?

Option 1 – By Proxy (Voting Instruction Form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form. Each intermediary has its own procedures (which may vary from the below) which should be carefully followed by non-registered (beneficial) Shareholders to ensure that their New Gold Shares are voted by their intermediary on their behalf at the Meeting.

By Internet:	Visit www.proxyvote.com with your 16-digit control number.

By Telephone:	Call 1-800-474-7493 for English or 1-800-474-7501 for French (in Canada) or 1-800-454-8683 (in the United States) with your 16-digit control number.

By Mail:	Complete, sign and date your voting instruction form and return it by mail in the postage prepaid envelope included in your package in accordance with the instructions thereon.

Alternatively, you may receive from your intermediary a pre-authorized form of proxy indicating the number of New Gold Shares to be voted, which you should complete, sign, date and return as directed on the form.

Non-registered (beneficial) Shareholders who do not object to their name being made known to New Gold may be contacted by Kingsdale Advisors to assist in conveniently voting their New Gold Shares directly by telephone. New Gold may also utilize the Broadridge QuickVote™ service to assist such Shareholders with voting their New Gold Shares. For more information on proxy solicitation, please see above under the heading “The Meeting – Proxy Solicitation and Delivery of Meeting Materials”.

Option 2 – In Person at the Meeting

We do not have access to the names or holdings of our non-registered (beneficial) Shareholders. That means you can only vote your New Gold Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your New Gold Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form.

You may also appoint someone else as the proxyholder for your New Gold Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. You or your proxyholder must see a representative of Computershare before entering the Meeting to register your attendance. Please ensure that the person you appoint is aware that he or she has been appointed to attend the Meeting on your behalf.

Your voting instructions must be received by your intermediary in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare before 11:00 a.m. (Eastern Time) on January 23, 2026.

Option 3 – In Person via Internet Webcast

We do not have access to the names or holdings of our non-registered (beneficial) Shareholders. That means you can only vote your New Gold Shares virtually at the Meeting if you have: (a) previously appointed yourself as the proxyholder for your New Gold Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form; and (b) by no later than 11:00 a.m. (Eastern Time) on January 23, 2026, registered with Computershare at https://www.computershare.com/newgold in order to obtain a control number for the Meeting.

This control number will allow you to log in to the live webcast and vote at the Meeting. Without a control number, you will not be able to ask questions or vote at the Meeting. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting. Once voting has opened, the voting tab will appear on the home page. The Arrangement Resolution and voting choices will be displayed in that tab.

You may also appoint someone else as the proxyholder for your New Gold Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the Meeting virtually, you must register your proxyholder at https://www.computershare.com/newgold by no later than 11:00 a.m. (Eastern Time) on January 23, 2026 in order to obtain a control number for the Meeting.

Registering your proxyholder is an additional step once you have submitted your voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a control number to participate in the Meeting virtually.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare before 11:00 a.m. (Eastern Time) on January 23, 2026. If you plan to participate in the Meeting virtually (or to have your proxyholder attend the Meeting virtually), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to Computershare before 11:00 a.m. (Eastern Time) on January 23, 2026. You should contact your intermediary well in advance of the Meeting and follow their instructions if you want to participate in the Meeting virtually.

Non-registered (beneficial) Shareholders who do not object to their name being made known to New Gold may be contacted by Kingsdale Advisors to assist in conveniently voting their New Gold Shares directly by telephone. New Gold may also utilize the Broadridge QuickVote™ service to assist such Shareholders with voting their New Gold Shares. For more information on proxy solicitation, please see above under the heading “The Meeting – Proxy Solicitation and Delivery of Meeting Materials”.

For more information, please see below under the heading “How can I log in to the Meeting if I wish to attend virtually?”.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone or Internet, your proxy must be received by no later than 11:00 a.m. (Eastern Time) on January 23, 2026. If the Meeting is adjourned or postponed, your proxy must be received by 11:00 a.m. (Eastern time) on the day, other than a Saturday, Sunday or statutory or civic holiday, which is at least 48 hours prior to the Meeting if it is adjourned or postponed.

As noted above, if you are a non-registered (beneficial) Shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to Computershare. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting, at the Chair’s discretion, with or without notice. The Chair of the Meeting is under no obligation to accept or reject any particular late proxy.

How can I log in to the Meeting if I wish to attend virtually?

Only Shareholders of record at the close of business on December 17, 2025 and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows registered Shareholders and duly appointed proxyholders, including non-registered (beneficial) Shareholders who have duly appointed themselves or a third-party proxyholder in accordance with the procedures set out above, to participate, ask questions and vote at the Meeting using the LUMI meeting platform. Guests, including non-registered (beneficial) Shareholders who have not duly appointed themselves or a third party as proxyholder, can log in to the virtual Meeting as a guest. Guests may listen to the Meeting, but will not be entitled to vote or ask questions.

•	Registered Shareholders and duly appointed proxyholders may log in online at https://meetings.lumiconnect.com/400-332-821-927, click on “I have a control number”, enter the 15-digit control number found on the proxy or provided to a duly appointed proxyholder, as applicable, and the password “newgold2026” (case sensitive), then click on the “Login” button. We recommend you log in at least one hour before the Meeting begins. For registered Shareholders, the control number is located on your form of proxy. For duly appointed proxyholders (including non-registered (beneficial) Shareholders who have appointed themselves), your control number will be provided by Computershare, provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.

•	Non-registered (beneficial) Shareholders may view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.VoteNewGold.com, but will not be able to ask questions or vote at the Meeting.

During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. As noted above, it is recommended that you log in at least one hour before the Meeting.

If Shareholders (or their duly appointed proxyholders) encounter any difficulties accessing the Meeting during the check-in, they may attend the Meeting by clicking “Guest” and completing the online form. Technical support can also be accessed at support-ca@lumiglobal.com.

Will virtual participation in the Meeting impact my ability to ask questions?

At the virtual Meeting, registered Shareholders, non-registered (beneficial) Shareholders and their duly appointed proxyholders will be able to ask questions in “real time” through the online Meeting portal by sending a written message to the Chair of the Meeting through the LUMI meeting platform. To ensure you have the ability to ask questions during the Meeting, it is important that you follow the instructions set out above. New Gold values Shareholder feedback and expects that Shareholders participating in the Meeting virtually will have substantially the same opportunity to ask questions of the Board and management as they would if participating in the Meeting in person.

How will my New Gold Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your New Gold Shares in accordance with your instructions. IN THE ABSENCE OF ANY SUCH INSTRUCTION, NEW GOLD SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED FOR THE ARRANGEMENT RESOLUTION.

What happens if there are amendments, variations or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting, or any adjournment, postponement or continuation thereof. As of December 19, 2025, no director or officer of New Gold is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

What if I change my mind after I have submitted my proxy?

You can revoke a vote you made by proxy by:

•	voting again on the Internet or by telephone before 11:00 a.m. (Eastern Time) on January 23, 2026;

•	completing a form of proxy or voting instruction form that is dated later than the form of proxy or voting instruction form that you are changing, and mailing or faxing it as instructed on your form of proxy or voting instruction form, as the case may be, so that it is received before 11:00 a.m. (Eastern Time) on January 23, 2026; or

•	any other means permitted by Law.

If you are a registered Shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary at 181 Bay Street, Suite 3320, Toronto, Ontario, M5J 2T3, Attention: Corporate Secretary, by fax (416-203-0341) or by email (info@newgold.com) and Computershare at 320 Bay Street 14th Floor, Toronto ON M5H 4A6, Attention: Proxy Department, by fax (1-866-249-7775) or by email (service@computershare.com) so that it is received before 11:00 a.m. (Eastern Time) on January 23, 2026, or by giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment thereof.

Is my vote by proxy confidential?

Yes. All proxies are received, counted and tabulated independently by Computershare, New Gold’s transfer agent, or Broadridge, in a way that preserves the confidentiality of Shareholder votes, except:

•	as necessary to permit management and the Board to discharge their legal obligations to New Gold or its Shareholders, or to determine the validity of the proxy;

•	in the event of a proxy contest; or

•	in the event a Shareholder has made a written comment on the proxy intended for management or the Board.

Need help casting your vote?

For assistance casting your vote, please contact Kingsdale Advisors at:

Kingsdale Advisors

Toll-Free within Canada and the United States: 1-866-581-1477

Text and call enabled outside of North America: 1-437-561-5022

Email: contactus@kingsdaleadvisors.com

Voting Securities and Principal Holders of Voting Securities

New Gold is authorized to issue an unlimited number of New Gold Shares, of which 791,726,904 New Gold Shares were issued and outstanding as of December 17, 2025. Registered Shareholders are entitled to receive notice of, and to attend and vote at, all meetings of the Shareholders, and each New Gold Share confers the right to one vote (virtually or in-person) or by proxy at all meetings of the Shareholders.

Only Shareholders of record on December 17, 2025 are entitled to vote or to have their New Gold Shares voted at the Meeting.

As at December 17, 2025, to the knowledge of the directors and executive officers of New Gold, there is no person or company that beneficially owns, or controls or directs, directly or indirectly, voting securities of New Gold carrying 10% or more of the voting rights attached to any class of voting securities of New Gold.

Business of the Meeting

As set out in the Notice of Special Meeting, at the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass the Arrangement Resolution. In order for the Arrangement to be completed, Shareholders must approve the Arrangement Resolution.

In order to become effective, the Arrangement Resolution will require the affirmative vote of: (a) at least two-thirds of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting; and (b) a simple majority of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting, excluding the votes attached to the New Gold Shares beneficially owned by Patrick Godin, President, Chief Executive Officer and director of New Gold (as required by MI 61-101) and as more particularly described in “Business Combination Under MI 61-101 – Minority Approval Requirements” in this Circular.

The Arrangement Agreement is the result of arm’s length negotiations between representatives of New Gold and Coeur and their respective legal and financial advisors. The directors and officers of New Gold (being insiders of New Gold) are participating in the Arrangement. See “Interest of Certain Persons in Matters to be Acted Upon”.

Record Date

The Board has fixed the close of business on December 17, 2025 as the Record Date for the determination of the registered Shareholders that will be entitled to: (a) receive notice of the Meeting (including any adjournment or postponement thereof); (b) vote at the Meeting; and (c) exercise Dissent Rights. The Interim Order provides that the Record Date will not change in respect of any adjournment or postponement of the Meeting.

Quorum

Under New Gold’s constating documents and the Interim Order, the quorum for the Meeting is two persons present in person or represented by proxy and who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 5% of the issued New Gold Shares entitled to be voted at the Meeting. Pursuant to the Interim Order, Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

THE ARRANGEMENT

Description of the Arrangement

The Arrangement will be implemented by way of a Court-approved plan of arrangement under the BCBCA in accordance with the terms of the Arrangement Agreement. For a detailed description of the steps which will occur under the Plan of Arrangement on the Effective Date, assuming all conditions to the implementation of the Arrangement have been satisfied or waived, please see the full text of the Plan of Arrangement attached as Appendix D to this Circular.

The Arrangement will result in:

•	the issuance of 0.4959 of a Coeur Share to each Shareholder (excluding Dissenting Shareholders) for each New Gold Share held immediately prior to the Effective Time; and

•	cash payments in settlement of certain Incentive Awards, including (a) New Gold Options, (b) New Gold DSUs, (c) New Gold PSUs, and (d) New Gold RSUs held by Non-Continuing Employees, and an amendment to the New Gold RSUs held by Continuing Employees.

See “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Incentive Awards”.

No fractional Consideration Shares will be issued pursuant to the Plan of Arrangement. Where the aggregate number of Coeur Shares to be issued to a Shareholder as Consideration under the Arrangement would result in a fractional Consideration Share being issuable, such fractional Consideration Share shall be rounded up to the nearest whole Coeur Share in the event that a Shareholder is entitled to a fractional share representing 0.5 or more of a Coeur Share, and shall be rounded down to the nearest whole Coeur Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Coeur Share.

Effect of the Arrangement on Holders of New Gold Shares

Under the terms of the Plan of Arrangement, each New Gold Share outstanding at the Effective Time (other than New Gold Shares held by Dissenting Shareholders) will be deemed to be transferred to the Purchaser in exchange for the Consideration. The Exchange Ratio implies consideration of approximately $8.51 per New Gold Share based on the closing price of the Coeur Shares of $17.17 on the NYSE on October 31, 2025 (being the last trading day prior to the announcement of the Arrangement).

Each Dissent Share held by Dissenting Shareholders will be deemed to have been transferred to New Gold (free and clear of all Liens), without any further act or formality on the part of the holder, and such Dissenting Shareholders will cease to have any rights as a Shareholder other than the right to be paid the fair value for their New Gold Shares by New Gold. See “Dissent Rights of Shareholders”.

As at December 17, 2025, there were 791,726,904 New Gold Shares outstanding. Accordingly, an aggregate of 392,617,372 Coeur Shares will be issuable in respect of the Consideration for the New Gold Shares, assuming: (a) there are no Dissenting Shareholders; and (b) no additional New Gold Shares are issued prior to the Effective Date.

The Plan of Arrangement provides that New Gold Shares not deposited together with a duly completed Letter of Transmittal and all other required documents on or before the sixth anniversary of the Effective Date will be deemed to have been surrendered for no consideration to the Purchaser (or its successor(s)).

Effect of the Arrangement on Holders of Incentive Awards

Incentive Awards that are outstanding immediately prior to the Effective Time will be treated in accordance with the Arrangement Agreement and the Plan of Arrangement as summarized below. The Board has authority under the relevant plans governing the Incentive Awards to implement the changes to the Incentive Awards contemplated by the Arrangement such that no separate approval of any Securityholders is required.

Treatment of New Gold Options

Pursuant to the Plan of Arrangement, notwithstanding any vesting or exercise or other provisions to which a New Gold Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the applicable New Gold Option Plan governing such New Gold Option), each New Gold Option shall, without any further action by or on behalf of a holder, be deemed to be fully vested and shall be transferred and assigned by the holder thereof, free and clear of any Liens, to New Gold, and the holder thereof shall be entitled to receive in exchange therefor an amount equal to the Cash Out Value for such New Gold Option (less any applicable withholding in accordance with the Plan of Arrangement) determined as at the Value Determination Date. Upon payment, the name of the holder of such New Gold Option shall be removed from the register of New Gold Options maintained by New Gold, and the New Gold Option Plan and each New Gold Option shall immediately be cancelled and all agreements relating to the New Gold Options shall be terminated and shall be of no further force and effect. New Gold shall pay to the holders of New Gold Options, through the payroll systems of New Gold, all amounts required to be paid under the Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with the Plan of Arrangement, in respect of such New Gold Options.

Pursuant to the Arrangement Agreement, prior to the Effective Date and conditional upon the Effective Time having occurred, New Gold shall take such action as may be required to conditionally accelerate the vesting of all unvested New Gold Options such that, without further action by or on behalf of the New Gold Option holders, following the Effective Time and pursuant to the Plan of Arrangement, such New Gold Options will be deemed to be cancelled in exchange for the consideration set out in the Plan of Arrangement.

Treatment of New Gold PSUs

Pursuant to the Plan of Arrangement, notwithstanding any vesting or exercise or other provisions to which a New Gold PSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the New Gold LTIP governing such New Gold PSU) each New Gold PSU (and all agreements relating thereto) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by any person, be terminated in exchange for a cash payment from New Gold to be calculated in accordance with the terms of the New Gold LTIP (except that the calculation of the amounts payable shall be determined as at the Value Determination Date) and the Plan of Arrangement. For the avoidance of doubt: (A) the vesting multiplier applicable to all calculation periods ending on or prior to the Value Determination Date for each New Gold PSU shall be determined based on the terms of the New Gold LTIP; and (B) the vesting multiplier applicable to all calculation periods ending after the Value Determination Date for each New Gold PSU shall be (i) 100%, in the case of Continuing Employees; or (ii) 150% in the case of Non-Continuing Employees (as prescribed by the New Gold LTIP). New Gold will pay to the holders of New Gold PSUs, through the payroll systems of New Gold, all amounts required to be paid to the holders of New Gold PSUs in accordance with the Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with the Plan of Arrangement, in respect of such New Gold PSUs. In addition, for each holder of New Gold PSUs who is a Continuing Employee, within 30 days following the Effective Date, Coeur will grant Coeur RSUs as retention awards having a value equal to the difference between: (A) the cash payment such holder would have received for such New Gold PSUs as at the Effective Time if treated as a Non-Continuing Employee; and (B) the cash payment such holder actually received for such New Gold PSUs, with such Coeur RSUs vesting as to 50% on the first anniversary of the grant date and as to the remainder on the second anniversary of the grant date.

All New Gold PSUs, including those held by Continuing Employees, are being cashed out because the existing performance measures are specific to New Gold and are not directly or easily transferable to Coeur. To maintain alignment without undertaking a re-design of performance criteria, Continuing Employees receive a cash settlement of their New Gold PSUs determined in the manner described above as at the Value Determination Date, with only the incremental amount they would have received as Non-Continuing Employees delivered as time-vesting Coeur RSUs. This structure simplifies implementation, preserves transactional certainty, and supports retention by requiring the incremental value to be earned over time rather than paid immediately.

Pursuant to the Arrangement Agreement, prior to the Effective Date and conditional upon the Effective Time having occurred, New Gold shall take such action as may be required in order to ensure that all New Gold PSUs shall be fully vested pursuant to the terms of the New Gold LTIP and the Arrangement Agreement such that all the New Gold PSUs will be redeemed by New Gold for cash, to be calculated in accordance with the terms of the New Gold LTIP (except that the calculation of the amounts payable shall be determined as at the Value Determination Date) and the Plan of Arrangement.

Treatment of New Gold DSUs

Pursuant to the Plan of Arrangement, notwithstanding any vesting or exercise or other provisions to which a New Gold DSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the New Gold DSU Plan governing such New Gold DSU) each New Gold DSU (and all agreements relating thereto) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by any person, be terminated in exchange for a cash payment from New Gold to be calculated in accordance with the terms of the New Gold DSU Plan (except that the calculation of the amounts payable shall be determined as at the Value Determination Date). New Gold will pay to the holders of New Gold DSUs, through the payroll systems of New Gold, all amounts required to be paid to the holders of New Gold DSUs in accordance with the Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with the Plan of Arrangement, in respect of such New Gold DSUs.

Pursuant to the Arrangement Agreement, notwithstanding any vesting or exercise or other provisions to which a New Gold DSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the New Gold DSU Plan governing such New Gold DSU) each New Gold DSU (and all agreements relating thereto) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by any person, be terminated in exchange for a cash payment from New Gold to be calculated in accordance with the terms of the New Gold DSU Plan (except that the calculation of the amounts payable shall be determined as at the Value Determination Date).

Treatment of New Gold RSUs

Pursuant to the Plan of Arrangement, notwithstanding any vesting or exercise or other provisions to which a New Gold RSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the New Gold LTIP governing such New Gold RSU) each New Gold RSU (and all agreements relating thereto) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by any person, be treated as follows:

•	New Gold RSUs held by Non-Continuing Employees: New Gold RSUs held by Non-Continuing Employees (“Accelerated RSUs”) will be fully vested pursuant to, and redeemed for cash in accordance with, the terms of the New Gold LTIP (except that the calculation of the amounts payable shall be determined as at the Value Determination Date). New Gold will pay to the holders of such Accelerated RSUs, through the payroll systems of New Gold, all amounts required to be paid to them for their Accelerated RSUs in accordance with the Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with the Plan of Arrangement, in respect of such New Gold RSUs.

•	New Gold RSUs held by Continuing Employees: New Gold RSUs held by Continuing Employees shall be amended by multiplying each such New Gold RSU by the Exchange Ratio, and thereafter, the holder thereof shall be entitled to the number of New Gold RSUs as is equal to the product of such amendment (the “Revised New Gold RSUs”). Upon the vesting of such Revised New Gold RSUs following the Effective Time, each such Revised New Gold RSU shall entitle the holder thereof to receive a payment in cash, in accordance with the terms of the New Gold LTIP, with reference to the trading price of the Coeur Shares rather than the New Gold Shares. Such Revised New Gold RSUs shall remain outstanding and governed by the terms of the New Gold LTIP and any document evidencing the New Gold RSUs (subject to amendments as contemplated in the Plan of Arrangement).

Summary of Key Procedural Steps for the Arrangement to Become Effective

The Arrangement is proposed to be carried out under Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved and adopted by the Shareholders at the Meeting in the manner set out in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement on terms consistent with the Arrangement Agreement, and such order shall not have been set aside or modified in a manner unacceptable to either New Gold or Coeur, each acting reasonably, on appeal or otherwise;

(c)	the Coeur Stockholder Approvals must be obtained at the Coeur Meeting in the manner required by the NYSE (with respect to the Coeur Stock Issuance) and the DGCL (with respect to the Coeur Charter Amendment);

(d)	the Coeur Charter Amendment must have been duly filed with the Secretary of State of the State of Delaware and be in full force and effect;

(e)	the Consideration Shares to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE (subject only to official notice of issuance) and TSX (subject only to customary conditions);

(f)	the Regulatory Approvals must be obtained and must not be modified or rescinded; and

(g)	all other customary conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all. See “The Arrangement – The Plan of Arrangement” for additional details.

Directors

Following completion of the Arrangement, it is expected that the Combined Company’s board of directors will consist of 11 directors, comprised of: Mitchell J. Krebs, J. Kenneth Thompson, Linda L. Adamany, Paramita Das, Pierre Beaudoin, N. Eric Fier, Jeane L. Hull, Eduardo Luna and Robert E. Mellor from Coeur, and Patrick Godin and one additional member of New Gold’s Board. To ensure continuity at the board level, Patrick Godin and the additional director of New Gold will be appointed to the Coeur Board with effect immediately following the Effective Time. See Appendix I for more information.

Purpose of the Arrangement

The purpose of the Arrangement is to effect the business combination of New Gold and Coeur. Upon completion of the Arrangement, among other things, the Purchaser, a wholly-owned subsidiary of Coeur will acquire all of the issued and outstanding New Gold Shares and New Gold will become an indirect wholly-owned subsidiary of Coeur.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of New Gold and Coeur and their respective legal and financial advisors. The following is a summary of the principal events leading up to the execution of the Arrangement Agreement and the public announcement of the Arrangement.

The Company is primarily focused on the operation of the New Afton and Rainy River mines and pursuing internal growth opportunities through mine optimization and life extension. At the same time, the Board and management also consider external growth opportunities as part of the Company’s overall corporate strategy with the goal of maximizing shareholder value. In that regard, the Board and management regularly assess the relative merits of New Gold’s stand-alone business plan as compared to a wide range of potential alternatives, including acquisitions, business combinations, dispositions, partnerships and joint ventures, among others.

The Board and management discuss these external strategic opportunities on a quarterly basis, as well as in periodic strategy sessions, which include receiving updates and presentations from management and external advisors regarding strategic alternatives. In accordance with its corporate governance guidelines, each meeting of the Board (and, following its formation, the Special Committee) includes an in camera session attended solely by independent directors without members of management present. In addition, in the ordinary course of business, New Gold regularly engages with market participants, both strategic and financial, for the purpose of identifying potential opportunities for collaboration, joint ventures, asset acquisitions or dispositions and, in some cases, corporate-level transactions, all with a view to executing New Gold’s strategic plan and enhancing shareholder value. In appropriate circumstances, New Gold enters into confidentiality agreements to facilitate strategic discussions and enable the exchange of non-public information.

Since the beginning of 2024, New Gold has engaged with several industry peers for the purpose of exploring potential value-enhancing strategic transactions. Where circumstances warranted, the Company entered into confidentiality agreements with certain parties to facilitate information sharing, due diligence and the discussion of potential transaction structures and terms.

In January 2024, following preliminary meetings between the parties, New Gold and an intermediate, publicly traded Canadian mining company (“Party A”) entered into a confidentiality agreement to facilitate information sharing and due diligence.

In February 2024, at the BMO Metals, Mining & Critical Minerals Conference in Florida, among several other meetings scheduled by New Gold, Mr. Patrick Godin, President and Chief Executive Officer of New Gold, and Mr. Ankit Shah, Executive Vice President and Chief Strategy Officer of New Gold, met with Mr. Mitchell Krebs, Chairman, President and Chief Executive Officer of Coeur, and Mr. Thomas Whelan, Senior Vice President and Chief Financial Officer of Coeur and held preliminary, high level discussions about the merits of a potential business combination between New Gold and Coeur.

On March 25, 2024, New Gold and Coeur entered into a mutual confidentiality agreement to further facilitate these discussions, information sharing and due diligence. That same day, Messrs. Godin and Shah also met with Messrs. Krebs and Whelan for dinner in Chicago to engage in further discussions regarding a potential transaction and framework.

During the period between these events and New Gold’s regularly scheduled second quarter Board meeting on July 30, 2024, New Gold continued to facilitate discussions, information sharing and due diligence efforts with both Party A and Coeur. On June 14, 2024, technical and operations members of New Gold’s management team conducted an in-depth presentation for Coeur’s due diligence team on the technical aspects of each of its operations, exploration potential and life of mine plans. On July 15, 2024, Coeur’s management team conducted a reciprocal, in-depth presentation for New Gold’s due diligence team on the technical aspects and exploration potential of each of its operations. During this period, due diligence continued with Party A.

Also during this period, and as part of its overall strategy of creating shareholder value, New Gold announced a transaction with Ontario Teachers’ Pension Plan (“Ontario Teachers”) on May 13, 2024 pursuant to which New Gold repurchased a portion of the royalty interest held by Ontario Teachers in the New Afton mine for a cash purchase price of $255 million which, on closing, increased New Gold’s exposure at the New Afton mine to 80.1% from 54%. New Gold financed a portion of the purchase price by way of a “bought deal” equity financing of 100,395,000 New Gold Shares at a price of $1.72 per New Gold Share which raised aggregate gross proceeds of $172,679,400.

At the Board meeting on July 30, 2024, New Gold’s management team updated the Board on the status of its discussions regarding a potential transaction with Coeur. Management also advised that after extensive due diligence and ongoing engagement held with Party A, Party A had determined to terminate discussions. After deliberation by the Board and discussion with management about the differing views of Coeur and New Gold regarding a framework for a transaction, the Board concluded that despite there being strategic merit to a potential transaction with Coeur, the inability of New Gold and Coeur to agree on a mutually acceptable transaction framework, including the approach to pricing and valuation, posed an obstacle to a strategic transaction at that time. Accordingly, New Gold and Coeur mutually determined to end talks in early August 2024.

Throughout the balance of 2024, New Gold continued to focus on its operations and pursuing internal growth opportunities, achieving commercial production at New Afton’s C-Zone, delivering first ore from the Rainy River underground, and reporting strong exploration results at both sites. The Company maintained ordinary-course engagement with industry peers and reviewed several potential strategic growth opportunities, including the potential acquisition of a junior producing mining company with assets in Canada as well as the potential acquisition of junior development companies and properties within Canada and the United States. Another focus during this period was a refreshment of the Board. Richard O’Brien was appointed to the Board on March 25, 2024 and named Chair effective August 1, 2024. After Mr. O’Brien’s appointment, three additional directors joined the Board and two directors departed between July and September 2024.

On October 4, 2024, Coeur and SilverCrest Metals Inc. (“SilverCrest”) announced that they had entered into an arrangement agreement, pursuant to which a wholly-owned subsidiary of Coeur would acquire all of the issued and outstanding shares pursuant to a plan of arrangement under the BCBCA. Coeur completed its acquisition of SilverCrest on February 14, 2025.

In February 2025, New Gold’s refreshed Board and management met for a strategy session to align on a new vision for the Company’s future and a strategy to pursue growth through a focus on people, operational excellence and external growth opportunities in stable jurisdictions. The Board and management discussed internal and external growth strategies and opportunities as well as key criterion that would guide the Company in its pursuit of these strategies and in seeking out these opportunities. On completion of this session, the Board expressed support for this renewed and focused growth mandate and instructed management to pursue opportunities consistent with this approach, with a particular emphasis on potential transformational corporate transactions in precious metals and copper in North America.

In late February 2025, at the BMO Metals, Mining & Critical Minerals Conference in Florida, New Gold management held several other informal, ordinary course discussions with potential M&A counterparties, including with a private mining company (“Party B”) whose Chief Executive Officer expressed interest in furthering discussions with New Gold with a view to a potential acquisition of New Gold by Party B.

In March 2025, Coeur expressed interest to New Gold in renewing dialogue on a possible transaction. On March 27, 2025, Mr. Godin and Mr. Krebs met for breakfast in Toronto to further discuss details of a conceptual framework for a transaction. As a result of these discussions, the parties agreed that they should amend and extend their confidentiality agreement to facilitate further due diligence and evaluation of a potential transaction.

On March 31, 2025, New Gold and Party B entered into a confidentiality agreement to facilitate the sharing of certain confidential information and allow Party B to conduct due diligence on New Gold.

On April 7, 2025, New Gold announced an agreement to repurchase the balance of Ontario Teachers’ royalty in the New Afton mine for a cash payment of $300 million funded with cash on hand, borrowing from New Gold’s existing revolving credit facility and a gold prepayment financing. This transaction was consistent with New Gold’s internal growth strategy to consolidate its ownership of the New Afton mine to facilitate development opportunities at the mine. The Company also believed that the consolidation of 100% ownership in the New Afton mine would make the Company’s future production and cash flow profile more attractive to potential transaction counterparties.

On April 17, 2025, New Gold and Coeur entered into an amended and restated confidentiality agreement to facilitate further due diligence and the evaluation of a potential transaction.

On April 23, 2025, technical and operations members of New Gold’s management team conducted an in-depth presentation for Party B’s due diligence team, including its financial advisors, on the technical aspects and operations of each of New Gold’s mines, exploration potential and life of mine plans. Party B was also given access to a virtual data room and provided a financial model. New Gold and Party B agreed to continue discussions and facilitate due diligence review.

Following preliminary discussions in which the possibility of a strategic transaction was discussed, on April 28, 2025, New Gold and a publicly traded, intermediate mining company (“Party C”) entered into a confidentiality agreement to facilitate information sharing and reciprocal due diligence.

On April 29, 2025, the Board convened its regular quarterly meeting with New Gold management. At that meeting, the Board discussed, among other things, the potential strategic transactions being considered with Coeur, Party B and Party C, and weighed the relative merits of each party alongside the progress of ongoing due diligence. Concluding that each option could advance the Company’s long-term strategy, the Board recommended that management continue discussions and facilitate further due diligence with all three parties.

On May 5, 2025, New Gold and Party C made reciprocal management presentations regarding their respective operations, exploration potential and life of mine plans, and engaged in detailed discussions on the technical aspects of their respective operations. To support the evaluation, each party provided the other with access to virtual data rooms and shared financial models. Both parties agreed to continue their dialogue and to facilitate a reciprocal due diligence process.

On May 28, 2025, New Gold’s management team made a presentation to Coeur’s management team, which comprised, among other things, a preliminary view of the Company’s long-term upside growth plans at each of its operations. Both parties agreed to continue the due diligence process and to coordinate site visits by representatives of Coeur to each of the New Afton and Rainy River Mines.

Between June 30 and July 2, 2025, representatives of Coeur and New Gold met at New Gold’s New Afton mine in British Columbia and Coeur performed technical due diligence on site.

On July 25, 2025, the Board held a regular quarterly meeting. At that meeting, the Board discussed with management, among other things, the ongoing due diligence process with Coeur and Party C, as discussions with Party B had ended due to differing views of value. The Board considered the relative merits of each transaction framework and recommended that management continue discussions and facilitate further due diligence with both Coeur and Party C as the merits of each potential transaction aligned with the long-term strategic objectives established by the Board earlier in the year.

Following preliminary engagement by New Gold executives, on July 27, 2025, New Gold and a publicly traded, senior precious metals company (“Party D”) entered into a confidentiality agreement to facilitate information sharing and reciprocal due diligence in connection with a possible strategic transaction. Several weeks later, on September 2, 2025, technical and operations members of New Gold’s management team conducted an in-depth presentation for Party D’s due diligence team on the technical aspects of each of its operations, exploration potential and life of mine plans.

Between August 11 and 13, 2025, representatives of Coeur met with representatives of New Gold at New Gold’s Rainy River Mine in Ontario, and Coeur performed technical due diligence on site. Shortly following the site visit, on August 15, 2025, Mr. Godin and Mr. Krebs met in person at Coeur’s Vancouver office to further discuss a potential transaction and technical findings resulting from Coeur’s site visits to New Afton and Rainy River. Both Mr. Godin and Mr. Krebs agreed to continue discussions and the due diligence process.

In the days that followed, Mr. Krebs notified Mr. Godin that Coeur had held a strategic session and that it intended to submit a non-binding letter of intent to New Gold in early September.

On September 8, 2025, Mr. Krebs spoke with Mr. Godin via telephone. During that discussion, Mr. Krebs confirmed that a letter of intent would be forthcoming and outlined the merits of a potential business combination between New Gold and Coeur, including the strategic rationale for the combined business, governance considerations and other key terms that New Gold could expect to see in Coeur’s proposal.

Later that day, New Gold received the non-binding letter of intent (the “LOI”) from Coeur outlining a proposed business combination between Coeur and New Gold pursuant to which Coeur would acquire all of the shares of New Gold in exchange for newly issued shares of Coeur on the basis of 0.4939 Coeur Shares per New Gold Share pursuant to a court-approved plan of arrangement under the BCBCA. As of September 5, 2025, the last trading day prior to receiving the LOI, the consideration proposed in the LOI represented a price of $7.25 per New Gold Share or a premium of 15% to New Gold’s closing price (approximately a 12% premium to New Gold’s 20-day Volume Weighted Average Price (“VWAP”)) and implied a pro forma ownership structure of approximately 62% for Coeur Stockholders and 38% for New Gold shareholders. The LOI also contemplated the addition of Mr. Godin and one other New Gold director to the Coeur Board as well as the granting by New Gold of a six week exclusivity period in order to complete due diligence and negotiate and execute definitive transaction agreements. The opportunity with Coeur contemplated by the LOI was consistent with the focus areas and key criteria of New Gold’s February Board-approved growth strategy and was the first written proposal for a business combination transaction received by New Gold since the Company began exploring value-enhancing strategic transactions in early 2024, despite New Gold’s significant engagement with multiple parties.

On September 9, 2025, senior management of New Gold met with National Bank Financial, the Company’s financial advisor, Davies Ward Phillips & Vineberg LLP (“Davies”), counsel to the Company, and the three directors who would later form the Special Committee — Richard O’Brien (Chair), Ross Bhapu, and Nicholas Chirekos — to discuss the LOI and related matters. National Bank Financial reviewed the terms of the LOI, the strategic merits of a transaction, and the basis on which New Gold could make a counter-proposal to Coeur. The discussion included a review of the volatility in the share prices of Coeur and New Gold and the implications of that volatility for the fixed exchange ratio proposed in the LOI. National Bank Financial also previewed a draft of the materials to be presented to the Board at its meeting scheduled for the following day and invited comments from the directors in attendance and Davies.

On September 10, 2025, the Board, senior management, National Bank Financial and Davies met to discuss the LOI received from Coeur, including the merits of the proposed transaction, the proposed exchange ratio and the potential response by New Gold. Davies provided an overview of the fiduciary duties of directors in the context of a potential change of control transaction and related considerations applicable to various corporate stakeholders, and considerations relevant to the establishment of a special committee of the Board to oversee the negotiation of the potential transaction, which included a review of a form of special committee mandate that would be appropriate in the circumstances. National Bank Financial then gave a presentation regarding the preliminary financial analysis of the LOI, including the proposed exchange ratio and pro forma ownership of the Combined Company, and alternatives available. The Board also discussed with management and National Bank Financial the strategic merits of a transaction with Coeur. National Bank Financial affirmed that while the proposal tabled by Coeur was attractive and was being made at a time when New Gold Shares were trading at an all-time high, there was still a sound basis (including based on precedent transactions) upon which to make a counter-proposal seeking improved deal terms. National Bank Financial also discussed with the Board, among other things, the challenges of fixing an exchange ratio in light of the significant volatility in the market and the run-up in the gold and silver prices over the last several months.

The Board also received an update from management as to the status of discussions with Party C and Party D, with management noting that neither party was actively engaging with the Company in a meaningful way and neither had submitted a proposal. Party C, which initially indicated a desire to conduct due diligence on an expedited basis in furtherance of a potential transaction, slowed its due diligence efforts significantly and appeared to be focused on its own internal operations. Management also advised that discussions with Party D had progressed slowly, noting that the process of settling a confidentiality agreement and scheduling management presentations had taken several weeks and New Gold had not received any substantive follow-up from Party D since those presentations. National Bank Financial reviewed with the Board other prospective parties who might be in a position to transact with New Gold, and the reasons why they would not be expected to transact on terms comparable to those proposed by Coeur in the LOI on a timely basis, if at all.

After considering the advice of National Bank Financial, Davies and management, the Board determined that the proposed transaction contemplated by the LOI was worthy of evaluating further, but that a number of issues would need to be appropriately addressed before exclusivity was granted to Coeur. Among other things, the Board determined that it would be appropriate to seek enhancements to the proposed financial and governance terms in addition to seeking clarity on the scope and timing of Coeur’s remaining due diligence. The Board formed a consensus as to the proposed response to the LOI and established the Special Committee with a mandate to, among other things, review and consider whether the proposed transaction with Coeur would be in the best interests of the Company including, if deemed advisable, negotiating the proposed transaction on behalf of the Company and considering any alternatives available to the Company in the circumstances. The Special Committee subsequently engaged Blake Cassels & Graydon LLP (“Blakes”) as its legal counsel. The Special Committee advised that it would meet the following day to review and approve the draft of a response letter to the LOI consistent with the guidance provided by the Board.

On September 11, 2025, the Special Committee convened a meeting which was also attended by Blakes, Davies, National Bank Financial and members of New Gold senior management to further discuss the LOI and the proposed counter-proposal. The Special Committee also discussed the potential engagement of an independent financial advisor and considered potential candidates.

On September 11, 2025, following the Special Committee meeting, New Gold delivered a response to the LOI stating that the Board and Special Committee did not consider the proposal sufficiently attractive to warrant exclusivity, but that New Gold would be prepared to continue to engage on a non-exclusive basis in an effort to reach a proposal acceptable to the Board. The letter also proposed a framework for establishing an exchange ratio based on a 27% premium to the 20-day VWAP of New Gold and Coeur in order to mitigate against the stock price volatility that had been experienced in the preceding weeks. At the date of the response letter, New Gold’s proposal would have yielded a pro forma ownership structure of approximately 59% for Coeur Stockholders and 41% for New Gold shareholders. Finally, New Gold proposed the addition of three New Gold directors to the Coeur Board, including Mr. Godin, and requested clarification on the scope and timing of Coeur’s remaining due diligence.

On September 12, 2025, representatives of Coeur’s financial advisor, BMO Capital Markets Corp. (“BMO Capital Markets”) and National Bank Financial had a call to discuss the terms of the LOI and New Gold’s response thereto.

On September 13, 2025, Mr. Krebs, Mr. Kenneth Thompson, Lead Independent Director for Coeur, Mr. Godin and Mr. O’Brien met for dinner in Denver, Colorado to discuss the terms of the LOI and New Gold’s response. While all agreed as to the strategic merits of a transaction, Mr. Krebs made it clear that Coeur was not in a position to table a proposal with an exchange ratio that exceeded a 17.5% premium to the 20-day VWAP of Coeur and New Gold at prevailing market prices. On September 15, representatives from BMO Capital Markets and National Bank Financial met in Denver, Colorado to discuss the respective proposals. During this discussion, and despite National Bank Financial’s efforts to elicit a higher premium, BMO Capital Markets advised that Coeur was prepared to deliver a revised letter of intent which would set a framework to establish the exchange ratio at a 17.5% premium to the 20-day VWAP of Coeur and New Gold at the time definitive transaction agreement would be signed.

On September 16, 2025, the Special Committee met with National Bank Financial, Blakes, Davies and senior management to discuss the feedback from BMO Capital Markets. At this meeting, the Special Committee and National Bank Financial discussed the merits of the revised proposal and considered the inherent volatility in the exchange ratio relative to a premium to the market price. Ultimately, following advice from National Bank Financial, the Special Committee determined to proceed with a framework to establish an exchange ratio on the basis of a 17.5% premium to the 20-day VWAP, although the Special Committee recognized that it would need to continue monitoring trading prices to ensure that any transaction that was agreed to appropriately valued the Company. The Special Committee also determined that it would be appropriate to seek a one-year extension to the existing confidentiality agreement with Coeur and to require that the exclusivity period be made mutual. Mr. O’Brien advised that he would canvass the other directors for their feedback on the revised transaction terms. The Special Committee then reconvened later in the evening with National Bank Financial, Blakes, Davies and senior management following Mr. O’Brien’s canvassing of the other directors. Mr. O’Brien confirmed that the directors were comfortable asking Coeur to deliver a revised LOI on the terms proposed, whereupon the Board would be in a position to evaluate the Coeur proposal in detail.

On September 17, 2025, Coeur delivered a revised letter of intent (the “Revised LOI”) which included the proposed framework to establish an exchange ratio based on a 17.5% premium to the 20-day VWAPs of Coeur and New Gold at the time of definitive agreement signing. The Revised LOI also proposed that New Gold would grant exclusivity to Coeur for a period of approximately six weeks and proposed that Mr. Godin and a second New Gold director to be identified later would join the Coeur Board. The Revised LOI implied a pro forma ownership structure of approximately 61% for Coeur Stockholders and 39% for Shareholders based on the prevailing New Gold and Coeur stock prices at that time, but was subject to change as stock prices moved. Also on September 17, 2025, Mr. Godin met with Mr. Krebs to understand the key diligence items that remained outstanding for Coeur and the expected timing for completion of that due diligence.

On September 18, 2025, the Board met with Davies, National Bank Financial and senior management to discuss the Revised LOI and the recommendation of the Special Committee from its September 16 meeting. During this meeting, Mr. Godin reported to the Board on his meeting with Mr. Krebs, the key diligence items identified by Coeur and his views on the terms of the Revised LOI. National Bank Financial then presented its financial analysis regarding the Revised LOI and Davies advised as to the process to obtain regulatory approvals for a proposed transaction. Mr. Godin also reviewed with the Board the status of discussions with the other parties that New Gold had engaged with and confirmed that the status of those negotiations was unchanged from his report to the Board on September 10, 2025. The Board with National Bank Financial also reviewed and revisited the likelihood of engagement from other potential transaction counterparties. The Board determined to make certain changes to the Revised LOI, including to make the proposed exclusivity period mutual, to better define the scope of the parties’ remaining due diligence and to provide for the extension of the parties’ mutual confidentiality agreement. The Board carefully considered the 17.5% premium to the 20-day VWAP of the parties’ respective share prices and determined to proceed on that basis, recognizing that the exchange ratio established in the definitive agreement would have to take into account the relative performance of New Gold and Coeur stock at that time. The Board then instructed the Special Committee to work with the advisors to prepare an updated draft of the Revised LOI to deliver to Coeur for its consideration.

On September 19, 2025, the Special Committee met with Blakes, Davies, National Bank Financial and senior management to discuss the proposed revisions to the Revised LOI reflecting the terms agreed at the September 18 Board meeting. The Special Committee also discussed retaining a second financial advisor to potentially provide an independent fairness opinion, under engagement terms where compensation of the advisor would not be contingent on a successful transaction. Following the meeting, the Special Committee instructed Mr. Godin to send the updated letter to Coeur later that day. On September 24, 2025, Coeur delivered to New Gold a further revised letter of intent (the “Third LOI”) which substantially addressed the comments made by New Gold in its revised draft submitted to Coeur.

On September 25, 2025, the Special Committee met with Blakes, Davies, National Bank Financial and senior management of New Gold to review the Third LOI. The Special Committee instructed the advisors to submit a revised draft with minor changes which the Special Committee would be prepared to recommend to the Board. Later that day, New Gold submitted a revised draft of the Third LOI (the “Final LOI”) which was accepted by Coeur and approved by the Board. The Special Committee also further discussed the retention of an independent financial advisor and instructed Mr. O’Brien to reach out to CIBC World Markets regarding a potential engagement.

The parties proceeded to sign the Final LOI on September 25, 2025, which provided for a mutual period of exclusivity ending on November 3, 2025. Based on the 20-day VWAPs of Coeur and New Gold for the period ending on September 25, 2025, the date on which the Final LOI was fully executed by both parties, the Final LOI implied an exchange ratio of 0.4836 and a pro forma ownership structure of approximately 62% for Coeur Stockholders and 38% for Shareholders. Thereafter, the parties proceeded to conduct reciprocal due diligence and negotiate the terms of the definitive arrangement agreement. This included periodic exchange of questions and answers between advisors and calls between Coeur, New Gold and their respective advisors to respond to various due diligence questions. New Gold also engaged technical and financial consultants as well as local counsel in the United States and Mexico to assist with its due diligence review of Coeur.

On September 26, 2025, Mr. O’Brien and Blakes met with representatives of CIBC World Markets regarding the advice that CIBC World Markets could provide with respect to the potential transaction as an independent financial advisor, including the provision of an independent fairness opinion.

Between September 29 and October 2, 2025, representatives of New Gold’s management team conducted site visits to Coeur’s Rochester mine in Nevada, and the Palmarejo and Las Chispas mines in Mexico. On October 8, 2025, Coeur’s management gave detailed videoconference presentations to New Gold’s technical due diligence team and answered questions regarding Coeur’s Wharf and Kensington mines located in South Dakota and Alaska, respectively.

On October 3, 2025, the Special Committee met with senior management and Blakes to receive an update on due diligence, and to discuss the proposed terms of engagement from CIBC World Markets and the advice that would be sought from CIBC World Markets.

On October 12, 2025, Goodmans LLP (“Goodmans”), counsel to Coeur, sent an initial draft of the Arrangement Agreement to Davies and the parties proceeded to negotiate its terms over the ensuing weeks. Between October 12 and November 2, Davies and Goodmans exchanged drafts of the Arrangement Agreement and the related ancillary transaction agreements and participated in discussions to resolve and settle outstanding issues.

Between October 12 and 19, 2025, representatives from Coeur’s technical and exploration teams conducted additional site visits to New Gold’s New Afton and Rainy River mines.

On October 13, 2025, the Special Committee met with senior management, Blakes, Davies and National Bank Financial to receive an update on the status of the reciprocal due diligence and preliminary feedback regarding the terms of the initial draft of the Arrangement Agreement. The Special Committee also approved the engagement of CIBC World Markets as the Special Committee’s independent financial advisor, representatives of which were in attendance at the meeting. CIBC World Markets’ mandate included, among other things, providing a “long-form” fairness opinion on a fixed-fee basis in respect of the transaction with Coeur, if requested by the Special Committee. Following a discussion of the status of due diligence, it was noted that due to fluctuations in New Gold and Coeur stock prices, the pro forma ownership of the combined entity reflected by the exchange ratio framework would yield 36% for Shareholders and 64% for Coeur Stockholders. The Special Committee agreed that it would continue to monitor these movements, together with its advisors. Davies also shared with the Special Committee an analysis of the issues in the Arrangement Agreement to be presented to the Board on October 16.

On October 16, 2025, the Board held a meeting which was attended by senior management, Davies and National Bank Financial to receive an update on the status of the reciprocal due diligence and to receive a report from Davies on key open issues regarding the terms of the draft Arrangement Agreement and the proposed approach to negotiating those provisions. During this meeting, Davies discussed with the Board the key provisions of the Arrangement Agreements and certain key considerations which included, among other things, a review of deal risks and the means of mitigating those risks. National Bank Financial also provided an update on the trading performance of New Gold and Coeur and its impact on the 20-day VWAP and implied exchange ratio.

On October 23, 2025, the Special Committee met with senior management and representatives of CIBC World Markets and Blakes, in attendance. CIBC World Markets provided its initial financial analysis of a potential business combination with Coeur. The Special Committee discussed the recent trading performance of New Gold and Coeur and the implications for the economics of a fixed premium, and determined that it was not the appropriate time to seek a revision to the proposed terms, while noting that the matter could be revisited following the release by each of New Gold and Coeur of its respective third quarter results the following week.

On October 26, 2025, the Special Committee met with representatives of senior management, CIBC World Markets, National Bank Financial and Blakes to receive an update on the proposed transaction with Coeur. The Special Committee reviewed the recent movements in the share prices of New Gold and Coeur and discussed the implications of such movements for the proposed exchange ratio and the premium to market. In light of prevailing trading dynamics and anticipated market reactions to quarterly results, the Special Committee concluded that, at the appropriate time, the exchange ratio would need to be revisited to ensure appropriate value attribution as between New Gold and Coeur shareholders.

On October 28, 2025, the Board held a regularly scheduled meeting to approve its quarterly financial results and press release. Senior management, Davies and National Bank Financial were also in attendance to provide the Board with an update on the status of reciprocal due diligence, financial analysis from National Bank Financial and the current status of key open issues on the Arrangement Agreement. As part of the financial analysis, National Bank Financial highlighted for the Board that the 17.5% premium to the 20-day VWAP of Coeur and New Gold now implied a pro forma ownership structure of approximately 66% for Coeur Stockholders and 34% for Shareholders, underscoring the likely need to re-engage with Coeur on the exchange ratio.

After the close of markets on October 28, 2025, New Gold reported financial and operating results for the quarter and nine-months ended September 30, 2025, with third quarter production of 115,213 ounces of gold and 12 million pounds of copper, at an operating expense of $874 per gold ounce sold (co-product basis) and all-in sustaining costs of $966 per gold ounce sold (by-product basis). In addition, record quarterly production at Rainy River contributed to strong cash flow from operations of $301 million and record quarterly free cash flow of $205 million, highlighted by a record $183 million of quarterly free cash flow from Rainy River.7

After the close of markets on October 29, 2025, Coeur reported record third quarter 2025 financial results, including revenue of $555 million and cash flow from operating activities of $238 million and record quarterly net income from continuing operations of $267 million, or $0.41 per share.

On October 30, 2025, the Special Committee met with senior management and representatives from Blakes and CIBC World Markets to review the status of negotiations with Coeur in light of the parties’ respective third quarter results and recent trading dynamics. The Special Committee received updated financial analyses regarding the proposed exchange ratio and premium to market, discussed likely shareholder expectations and the implications of alternative premium constructs, and considered the appropriate framework for resolving the exchange ratio consistent with the parties’ prior letters of intent. The Special Committee also discussed certain commercial terms, including deal protection mechanisms and risk allocation. Following deliberations, the Special Committee determined to recommend to the Board that the Company seek adjustments to the economics of the transaction to achieve a pro forma split between Coeur and Shareholders that was more in-line with the Coeur’s original proposal.

Later in the evening on October 30, 2025, representatives of BMO Capital Markets contacted representatives of National Bank Financial during which the financial advisors discussed the status of various open issues and the fact that the parties may need to revisit the proposed framework for establishing the exchange ratio in light of recent trading prices.

On October 31, 2025, the Board met with members of New Gold’s senior management, Davies and National Bank Financial to receive an update regarding discussions on key deal terms and the impact of recent trading on the proposed framework to establish the exchange ratio. National Bank Financial provided a transaction update which included the impact of the trading price of New Gold and Coeur on the implied exchange ratio. National Bank Financial remarked that at the time that the Final LOI was entered into, New Gold had opted for a fixed 20-day VWAP in order to mitigate against daily price volatility. However, extremely volatile trading prices coupled with material news events in the form of each party’s third quarter financial results have rendered prior trading irrelevant, suggesting a need to re-open the pricing and exchange ratio discussion. After canvassing potential approaches with the advisors and receiving the Special Committee’s recommendation, the Board instructed Mr. Godin to contact Mr. Krebs and propose an exchange ratio that was reflective of a 17.5% premium to the close of New Gold’s stock price on the NYSE American on October 31, which was expected to bring the pro forma ownership in-line with what the proposal in the original LOI. Mr. Godin was also instructed to seek resolution on the outstanding key deal terms.

7        “Free cash flow” is a non-GAAP financial measure. Refer to the information under the heading “Non- GAAP Measures” for further information.

Shortly following that meeting, Mr. Godin spoke with Mr. Krebs to communicate the Special Committee’s proposal regarding the exchange ratio and advise as to the Company’s position on the outstanding key deal terms.

Following the close of markets that day, Mr. Krebs contacted Mr. Godin and proposed a premium of 16% to New Gold’s closing price on the NYSE American on October 31, 2025 (implying an exchange ratio of 0.4959 Coeur Shares per New Gold Share) and advised that the Coeur Board would not proceed at a premium in excess of that amount. Mr. Krebs and Mr. Godin also further discussed the potential resolution of the outstanding key deal terms in the Arrangement Agreement.

Later that evening, following Mr. Krebs’ call to Mr. Godin, the Special Committee met with members of senior management, Davies, National Bank Financial and CIBC World Markets to discuss Coeur’s proposal. After deliberation and consultation with its financial and legal advisors, the Special Committee determined to recommend that the Board proceed on the basis of the 0.4959 exchange ratio proposed by Coeur, which implied a pro forma ownership structure of approximately 62% for Coeur Stockholders and 38% for Shareholders, representing a slight increase to the exchange ratio and an increase in value of 17% over the value ascribed to the consideration in the initial LOI tabled by Coeur on September 8, 2025.

The Board then met on the morning of November 1, 2025 with members of senior management and New Gold’s financial and legal advisors to receive the update from the Special Committee and its recommendation regarding the exchange ratio. Mr. Godin also reported on the remaining outstanding issues in the Arrangement Agreement. After deliberation and consultation with its financial and legal advisors, the Board determined to accept the Special Committee’s recommendation regarding the exchange ratio and instructed management and the advisors to seek to finalize the terms of the Arrangement Agreement with Coeur and its advisors.

In the morning of November 2, 2025, the Special Committee convened a meeting which was also attended by the other directors, members of senior management, CIBC World Markets, Blakes and Davies. Davies provided a presentation summarizing the key terms of the Arrangement Agreement, and the questions of the Special Committee and Board members regarding the Arrangement and the Arrangement Agreement were addressed by senior management and Davies to the satisfaction of the Special Committee and the other directors in attendance. Mr. Godin advised that the remaining outstanding issues under the Arrangement Agreement had been resolved in a discussion with Mr. Krebs earlier that day, subject to legal counsel for Coeur and New Gold agreeing on the wording in the Arrangement Agreement. Mr. Godin summarized the agreed position on each issue and responded to questions from the directors.

CIBC World Markets made presentations setting out its financial analysis, whereupon CIBC World Markets provided its oral opinion that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the New Gold shareholders. Following delivery of CIBC World Markets’ opinion, the Special Committee reviewed the Arrangement Agreement with Davies and CIBC World Markets. After discussion, careful deliberation, and further consultation with its financial and legal advisors, the Special Committee unanimously determined that the Arrangement is fair and reasonable to the Shareholders and in the best interests of New Gold and resolved to recommend that the Board so approve the Arrangement Agreement and recommend that shareholders vote in favour of the Arrangement Resolution.

Immediately following the Special Committee meeting, the Board convened a meeting with National Bank Financial, CIBC World Markets, Davies and senior management in attendance. National Bank Financial presented its financial analysis of the transaction to the Board and provided its oral opinion that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. Davies provided an update to the Board on the Arrangement Agreement, confirming that any outstanding points had been addressed to the satisfaction of legal counsel and senior management. The Board received the report and recommendation of the Special Committee that the Board approve the Arrangement Agreement and the Arrangement and recommend that the Shareholders vote in favour of the Arrangement Resolution.

After discussion, careful deliberation, and further consultation with its financial and legal advisors, the Board considered the fairness opinions, the recommendation of the Special Committee, and the benefits and risks of the potential combination. Satisfied that the benefits of the Arrangement outweighed the risks, the Board unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of the Company, and unanimously resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution.

Later that evening, following the Board’s approval, the parties executed and delivered the Arrangement Agreement, and the directors and officers of each of Coeur and New Gold executed and delivered the Support and Voting Agreements.

Prior to the opening of markets on November 3, 2025, New Gold and Coeur issued a joint news release publicly announcing the execution of the Arrangement Agreement and the proposed Arrangement that would combine the businesses of New Gold and Coeur. As announced by the parties on November 3, 2025, the exchange ratio of 0.4959 shares of Coeur for each New Gold Share implied consideration of $8.51 per New Gold Share representing a 16% premium to the October 31, 2025 closing price of New Gold on the NYSE American, representing incremental value of $1.26 (or approximately 17%) relative to the per-share value offered in the original LOI. Upon completion of the transaction, existing Coeur Stockholders and Shareholders will own approximately 62% and 38% of the outstanding shares of the Combined Company, respectively.

Recommendation of the Special Committee

After careful consideration of the terms of the Arrangement and alternatives thereto, including the prospect of proceeding independently to pursue the Company’s current business plan, consideration of briefings from senior management, consultations with its legal and financial advisors, receipt of the Fairness Opinions and such other matters as it considered necessary, the Special Committee unanimously:

•	determined that the Arrangement is in the best interests of New Gold and is fair to the Shareholders; and

•	recommended that the Board approve the Arrangement and recommend that Shareholders VOTE FOR the Arrangement Resolution.

Recommendation of the Board

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement Agreement and the Arrangement, and after consulting with its financial and legal advisors, including having received and taken into account the Fairness Opinions, the unanimous recommendation of the Special Committee and such other matters as it considered necessary and relevant, including the factors set out in this Circular under the heading “The Arrangement – Reasons for the Recommendation of the Special Committee and the Board”, unanimously:

•	determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of New Gold;

•	determined that the Arrangement is fair to the Shareholders;

•	approved the Arrangement Agreement and the transactions contemplated thereby; and

•	recommends that Shareholders VOTE FOR the Arrangement Resolution.

Reasons for the Recommendation of the Special Committee and the Board

In the course of their evaluation of the Arrangement, the Special Committee and the Board considered a number of factors, including those listed below, with the benefit of input from New Gold’s senior management, and the financial advisors and legal counsel to the Company and the Special Committee.

The following is a summary of the principal reasons for the unanimous recommendation of the Board that Shareholders VOTE FOR the Arrangement Resolution:

•	Creation of a Premier Precious Metals Producer. The Board believes that the Arrangement will create a premier precious metals producer, which is expected to provide a number of benefits to Shareholders through their ownership of the Combined Company:

o	Creates a Leading, All North American-Based Precious Metals Producer. The Arrangement creates a 100% North American senior mining company with an implied pro forma combined equity market capitalization of approximately $20 billion as of the signing of the Arrangement Agreement, seven high-quality operations with estimated production of approximately 1.25 million gold equivalent ounces in 2026, including 20 million ounces of silver, 900,000 ounces of gold and 100 million pounds of copper, over 80% of its revenue generated from the U.S. and Canada, and sector-leading free cash flow.

o	The Combined Company is Expected to Have Significant Combined EBITDA and Free Cash Flow. The Combined Company is expected to generate approximately $3.0 billion of EBITDA[8] and approximately $2.0 billion of free cash flow[9] in 2026.

o	Greater Exposure to Long Life, Low Risk North American Assets and Increased Reserve and Resource Profile. The Combined Company provides Shareholders with exposure to a portfolio of long-life operations with mine life and resources expected to extend well beyond the current mine life of New Gold’s existing two mines. This enhances resilience, reduces exposure to any single asset, and supports sustainable free cash flow going forward.

o	Strengthened Financial Position. The Combined Company is expected to have a strong free cash flow profile and a net cash position at closing with a rapidly growing cash balance, creating a clear path toward a potential investment-grade credit rating and to higher levels of shareholder returns.

o	Robust, Fully-Funded Growth Pipeline. The Combined Company’s strong financial position is expected to accelerate investment in multiple potential high-return organic growth opportunities including New Afton’s K-Zone, brownfield exploration at Rainy River, and exploration and mine life extension opportunities across all of Coeur’s existing high-quality portfolio in the U.S., Mexico and Canada. The Board believes the Combined Company’s robust financial strength and flexibility, along with its extensive underground mining expertise, will allow it to unlock additional potential at New Afton and Rainy River.

o	Enhanced Sector and Capital Market Profile and Liquidity. The Combined Company is expected to rank among the top 10 largest precious metals companies and top five global silver producers with silver representing approximately 30% of the Combined Company’s total mineral reserves. This enhanced scale is expected to provide investors with significantly enhanced daily trading liquidity of over $380 million with the potential for inclusion in key major U.S. indexes. Shareholders will also receive enhanced trading liquidity and capital markets exposure with a NYSE listing combined with the new TSX listing of the Coeur Shares.

8          “EBITDA” is a non-GAAP financial measure. Refer to the information under the heading “Non-GAAP Measures” for further information.

9         “Free cash flow” is a non-GAAP financial measure. Refer to the information under the heading “Non- GAAP Measures” for further information.

o	Valuation Re-rating Potential. The strategic and financial benefits from the Arrangement (i.e., greater free cash flow, longer reserve life, lower risk and improved liquidity) are expected to position the Combined Company for a valuation re-rating.

o	Enhanced Leadership Team and Board of Directors. The Combined Company will be led by an experienced senior executive team, comprised of leadership from both Coeur and New Gold, with a wealth of industry knowledge and complementary expertise in developing and operating open pit and underground mines. This team is expected to create a stronger and more resilient organization. Additionally, current New Gold President, Chief Executive Officer and Director, Patrick Godin, and one other current New Gold director will join the Coeur Board upon completion of the Arrangement.

o	Reduced Risk Through Asset Diversification. Compared to New Gold’s current dependency on two operating mines, the Combined Company will have a broader, more balanced portfolio, and enhanced technical capabilities to improve resilience and strategic flexibility and reduce overall operating risk.

•	Shareholders Continue to Participate in the Operations and Growth of the Combined Company. Immediately following completion of the Arrangement, Shareholders will own approximately 38% of the Combined Company, retaining meaningful exposure to future upside at New Afton and Rainy River, the well-balanced portfolio of mines in North America of the Combined Company and the benefits described above.

•	Transaction Yields Implied 16% Premium to the Unaffected Share Price. The Exchange Ratio implied a consideration of approximately $8.51 per New Gold Share based on the closing price of the Coeur Shares on the NYSE on October 31, 2025, the last trading day prior to the announcement of the Arrangement, representing a 16% premium to the closing price of the New Gold Shares on the NYSE American on the same date. While the share prices have continued to fluctuate since announcement, the ownership split, which the Board believes is fair and appropriate in light of the contribution from the two entities, is fixed.

•	Support of Directors and Officers. After consultation with its financial and legal advisors, and after review of other potential strategic opportunities reasonably available to New Gold, including the continued execution of its stand-alone business plan, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe that the Arrangement represents New Gold’s best alternative for maximizing shareholder value. In addition, all of New Gold’s directors and officers have entered into the New Gold Support and Voting Agreements pursuant to which they have agreed, among other things, to support the Arrangement and to vote all of their New Gold Shares in favour of the Arrangement Resolution.

•	Receipt of Fairness Opinions from Each of CIBC World Markets and National Bank Financial. The Special Committee and the Board have received fairness opinions from each of CIBC World Markets and National Bank Financial, each to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. See “The Arrangement – Fairness Opinions”.

•	Comprehensive Arm’s Length Negotiations. The terms of the Arrangement Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of New Gold’s and the Special Committee’s financial and legal advisors.

•	High Quality Jurisdictions with Established Permitting Track Records. The Arrangement brings together two companies with similar cultures to create a stronger, more resilient, and larger scale precious metals mining company with a portfolio that is predominantly in the U.S. and Canada, jurisdictions with established regulatory frameworks and permitting requirements, supporting lower geopolitical risk, capital efficiency and asset reliability.

•	Other Factors. The Board also considered the Arrangement with reference to the financial condition and results of operations of New Gold, as well as its prospects, strategic alternatives and competitive position, including the risks involved in advancing its stand-alone business plan and pursuing those alternatives, New Gold’s financial position, historical trading prices of the New Gold Shares and the Coeur Shares and the merits of pursuing a business combination transaction with a strategic party that would create a larger, more liquid company.

In making their determinations and recommendations, the Special Committee and the Board also observed the procedural safeguards that protect the interests of New Gold, the Shareholders and New Gold’s other stakeholders, including, among others:

•	Role of Independent Directors. The Arrangement was reviewed and evaluated by the Special Committee, comprised of members of the Board who are independent of all relevant parties, including Coeur, New Gold and management of New Gold, and who retained independent legal counsel and an independent financial advisor. Following consultation with its legal and financial advisors and receipt of the Fairness Opinions, the Special Committee unanimously determined that the Arrangement is in the best interests of New Gold and is fair to the Shareholders and unanimously recommended that the Board approve the Arrangement Agreement and the Arrangement.

•	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on New Gold’s ability to solicit interest from third parties, the Arrangement Agreement provides that New Gold may, subject to customary conditions, engage in discussions and negotiations regarding any unsolicited Acquisition Proposal received prior to the approval of the Arrangement Resolution by Shareholders that constitutes or would reasonably be expected to constitute or lead to a New Gold Superior Proposal.

•	Reasonable Termination Payment. The Board believes that the New Gold Termination Payment, which is payable in certain circumstances described under “The Arrangement Agreement – Termination of the Arrangement Agreement” a third party from potentially making a New Gold Superior Proposal.

•	Reasonable and Reciprocal Terms of the Arrangement Agreement. Key terms of the Arrangement Agreement, including non-solicitation covenants, termination triggers and expense reimbursement amounts and triggers, are reciprocal between New Gold and Coeur, while the termination fee amounts are based on the respective equity values of each, and all such terms are reasonable in the judgment of the Special Committee and the Board having regard to market practice for similar transactions.

•	Shareholder Approval. The Arrangement must be approved by the affirmative vote of: (a) at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present or represented by proxy and entitled to vote at the Meeting; and (b) a simple majority of the votes cast by Shareholders present or represented by proxy and entitled to vote at the Meeting, excluding the votes of Mr. Godin (as required by MI 61-101) and as more particularly described in “Business Combination Under MI 61-101 – Minority Approval Requirements” in this Circular.

•	Court and Regulatory Approvals. The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the rights and interests of affected stakeholders. The Arrangement Agreement also contains a condition precedent that all Regulatory Approvals shall have been obtained prior to closing.

•	Dissent Rights. Any registered Shareholders entitled to vote on the Arrangement may exercise Dissent Rights and is entitled to be paid fair value for its New Gold Shares as determined by a Court, subject to strict compliance with all requirements applicable to the exercise of Dissent Rights. See “Dissent Rights of Shareholders”.

In making their determinations and recommendations with respect to the Arrangement, the Special Committee and the Board also considered a number of potential risks and potential negative factors, which the Special Committee and the Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following and the risks described under the heading “Risk Factors”:

•	the risks to New Gold if the Arrangement is not completed, including the costs to New Gold in pursuing the Arrangement, the significant attention required of management to implement the Arrangement, restrictions on the conduct of New Gold’s business prior to completion of the Arrangement, and the potential impact on New Gold’s current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners);

•	conditions to Coeur’s obligation to complete the Arrangement and the right of Coeur to terminate the Arrangement Agreement in certain circumstances;

•	the limitations in the Arrangement Agreement on New Gold’s ability to solicit interest from third parties, as mitigated by the provisions in the Arrangement Agreement that provide that New Gold may, subject to customary conditions, engage in discussions or negotiations regarding any unsolicited Acquisition Proposal received prior to the approval of the Arrangement Resolution by Shareholders that constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

•	the New Gold Termination Payment payable to Coeur, including if New Gold enters into an agreement in respect of a New Gold Superior Proposal to acquire New Gold, or that New Gold could be required to reimburse Coeur’s expenses up to $33,965,000; and

•	the risk that the Coeur Shares to be issued as consideration are based on a fixed Exchange Ratio and will not be adjusted based on fluctuations in the market value of New Gold Shares or Coeur Shares.

The foregoing summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes the material information and factors considered by the Special Committee and the Board in their consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Board’s evaluation of the Arrangement, the Special Committee and the Board did not find it practicable to and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their conclusions and recommendations. In addition, individual members of the Special Committee and the Board may have assigned different weights to different factors in reaching their own conclusion as to the fairness of the Arrangement.

The Board’s and Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. This information should be read in light of the factors described under the heading “Risk Factors” below.

Fairness Opinions

CIBC World Markets Fairness Opinion

The Special Committee entered into an engagement letter with CIBC World Markets, independent financial advisor to the Special Committee, pursuant to which, among other things, CIBC World Markets agreed to prepare and deliver a “long form” opinion, addressed to the Special Committee, as to the fairness of the Consideration, from a financial point of view, to Shareholders.

At a meeting of the Special Committee held on November 2, 2025, the Special Committee received an oral version of the CIBC World Markets Fairness Opinion from CIBC World Markets, which was subsequently confirmed in writing, to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications described therein, the Consideration is fair, from a financial point of view, to Shareholders.

The full text of the CIBC World Markets Fairness Opinion, which sets forth, among other things, the credentials and independence of CIBC World Markets, the information reviewed and matters considered, and the assumptions, limitations and qualifications of CIBC World Markets in connection with rendering its opinion, and the methodologies applied in rendering its opinion, is attached to this Circular as Appendix E. The CIBC World Markets Fairness Opinion does not constitute, and should not be construed as, a recommendation as to how any Shareholder should vote or otherwise act with respect to any matters relating to the Arrangement, or whether to proceed with the Arrangement or any related transaction. The CIBC World Markets Fairness Opinion is among a number of factors taken into consideration by the Board in considering the Arrangement. This summary of the CIBC World Markets Fairness Opinion is qualified in its entirety by reference to the full text of the CIBC World Markets Fairness Opinion, and Shareholders are urged to read the CIBC World Markets Fairness Opinion in its entirety.

The CIBC World Markets Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the CIBC World Markets Fairness Opinion and the respective conditions and prospects, financial and otherwise, of each of New Gold and Coeur, as applicable, as they were reflected in the information and documents reviewed by CIBC World Markets, and as they were represented to CIBC World Markets in its discussions with the management of New Gold and its affiliates and advisors. Subsequent developments may affect the CIBC World Markets Fairness Opinion. CIBC World Markets has disclaimed any obligation to update its CIBC World Markets Fairness Opinion or to advise any person of any change affecting the CIBC World Markets Fairness Opinion which may come or be brought to the attention of CIBC World Markets after the date of the CIBC World Markets Fairness Opinion. The CIBC World Markets Fairness Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to New Gold.

CIBC World Markets acted as independent financial advisor to the Special Committee in connection with the Arrangement. Under the engagement letter with CIBC World Markets, New Gold agreed to pay CIBC World Markets a fixed fee for the delivery of the CIBC World Markets Fairness Opinion to the Special Committee. No amount of the fee payable to CIBC World Markets was or is contingent on the conclusions reached in the CIBC World Markets Fairness Opinion or on the outcome of the Arrangement. New Gold has also agreed to indemnify CIBC World Markets and certain related persons against certain liabilities in connection with its engagement and to reimburse CIBC World Markets for reasonable fees and expenses incurred by it in connection with services rendered under its engagement letter. The Special Committee took the foregoing fee structure into account when considering the CIBC World Markets Fairness Opinion.

In the ordinary course of its business and unrelated to the Arrangement, CIBC World Markets and certain of its affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the parties to the Arrangement and, from time to time, may have executed transactions on behalf of one or more of the parties to the Arrangement for which CIBC World Markets or such affiliates received or may receive compensation. As investment dealers, CIBC World Markets and certain of its affiliates conduct research on securities and may, in the ordinary course of business and unrelated to the Arrangement, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the parties to the Arrangement.

National Bank Financial Fairness Opinion

New Gold entered into an engagement letter with National Bank Financial, financial advisor to New Gold, pursuant to which, among other things, National Bank Financial agreed to prepare and deliver the National Bank Financial Fairness Opinion addressed to the Board, as to the fairness of the Consideration, from a financial point of view, to Shareholders.

At a meeting of the Board held on November 2, 2025, the Board received an oral version of the National Bank Financial Fairness Opinion from National Bank Financial, which was subsequently confirmed in writing, to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications described therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

The full text of the National Bank Financial Fairness Opinion, which sets forth, among other things, the credentials and independence of National Bank Financial, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken by National Bank Financial in connection with its opinion, is attached to this Circular as Appendix F. The National Bank Financial Fairness Opinion does not constitute a recommendation as to how any Shareholder should vote in respect of the Arrangement. In addition, the National Bank Financial Fairness Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to New Gold or New Gold’s underlying business decision to effect the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreement entered into or amended in connection with the Arrangement. The National Bank Financial Fairness Opinion is among a number of factors taken into consideration by the Board in considering the Arrangement. This summary of the National Bank Financial Fairness Opinion is qualified in its entirety by reference to the full text of the National Bank Financial Fairness Opinion, and Shareholders are urged to read the National Bank Financial Fairness Opinion in its entirety.

The National Bank Financial Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the National Bank Financial Fairness Opinion and the conditions and prospects, financial and otherwise, of New Gold and Coeur, as applicable, as they were reflected in the information and documents reviewed by National Bank Financial, and as they were represented to National Bank Financial, in its discussions with the management and the directors of New Gold. National Bank Financial has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the National Bank Financial Fairness Opinion which may come or be brought to the attention of National Bank Financial after the date of the National Bank Financial Fairness Opinion.

Under the engagement letter with National Bank Financial, New Gold has agreed to pay National Bank Financial a fee for its services, including a fixed fee for the delivery of the National Bank Financial Fairness Opinion, regardless of its conclusions, and a fee conditional upon the successful completion of the Arrangement. New Gold has also agreed to indemnify National Bank Financial and certain related persons against certain liabilities in connection with its engagement and to reimburse National Bank Financial for reasonable fees and expenses incurred in connection with services rendered under its engagement letter. The Board took the foregoing fee structure into account when considering the National Bank Financial Fairness Opinion.

National Bank Financial is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and financial advisory services and that in the ordinary course of its trading and brokerage activities, National Bank Financial and its affiliates may: (a) hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities of New Gold, Coeur, or any other company that may be involved in the Arrangement or related derivative securities in any capacity; (b) conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to any such person and/or the Arrangement; and (c) in the normal course of business, act as financial advisor, lender, underwriter or in other capacities for third parties that may be competitors, equityholders, creditors, suppliers or clients of New Gold.

The Plan of Arrangement

The Plan of Arrangement sets out the steps and actions by which the Arrangement will be effected. The following is a summary only of the steps that will occur under the Plan of Arrangement on the Effective Date if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix D to this Circular.

Pursuant to the Plan of Arrangement, commencing at the Effective Time, the following will occur sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), and without any further authorization, act or formality on the part of any person:

(a)	New Gold DSUs. Notwithstanding any vesting or exercise or other provisions to which a New Gold DSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the New Gold DSU Plan governing such New Gold DSU) each New Gold DSU (and all agreements relating thereto) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by any person, be terminated in exchange for a cash payment from New Gold to be calculated in accordance with the terms of the New Gold DSU Plan (except that the calculation of the amounts payable shall be determined as at the Value Determination Date). New Gold will pay to the holders of New Gold DSUs, through the payroll systems of New Gold, all amounts required to be paid to the holders of New Gold DSUs in accordance with the Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with the Plan of Arrangement, in respect of such New Gold DSUs.

(b)	New Gold PSUs. Notwithstanding any vesting or exercise or other provisions to which a New Gold PSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of New Gold LTIP governing such New Gold PSU) each New Gold PSU (and all agreements relating thereto) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by any person, be terminated in exchange for a cash payment from New Gold to be calculated in accordance with the terms of the New Gold LTIP (except that the calculation of the amounts payable shall be determined as at the Value Determination Date) and the Plan of Arrangement. For the avoidance of doubt: (A) the vesting multiplier applicable to all calculation periods ending on or prior to the Value Determination Date for each New Gold PSU shall be determined based on the terms of New Gold LTIP; and (B) the vesting multiplier applicable to all calculation periods ending after the Value Determination Date for each New Gold PSU shall be (i) 100%, in the case of Continuing Employees; or (ii) 150% in the case of Non-Continuing Employees (as prescribed by the New Gold LTIP). New Gold will pay to the holders of New Gold PSUs, through the payroll systems of New Gold, all amounts required to be paid to the holders of New Gold PSUs in accordance with the Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with the Plan of Arrangement, in respect of such New Gold PSUs.

(c)	New Gold RSUs. Notwithstanding any vesting or exercise or other provisions to which New Gold RSUs might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of New Gold LTIP governing such New Gold RSU) each New Gold RSU (and all agreements relating thereto) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by any person, be treated as follows:

(i)	the Accelerated RSUs will be fully vested pursuant to, and redeemed for cash in accordance with, the terms of New Gold LTIP (except that the calculation of the amounts payable shall be determined as at the Value Determination Date). New Gold will pay to the holders of such Accelerated RSUs, through the payroll systems of New Gold, all amounts required to be paid to them for their Accelerated RSUs in accordance with the Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with the Plan of Arrangement, in respect of such New Gold RSUs.

(ii)	(A) New Gold RSUs held by Continuing Employees shall be amended by multiplying each such New Gold RSU by the Exchange Ratio, and thereafter, the holder thereof shall be entitled to the number of New Gold RSUs as is equal to the product of such amendment; (B) upon the vesting of such Revised New Gold RSUs following the Effective Time, each such Revised New Gold RSU shall entitle the holder thereof to receive a payment in cash, in accordance with the terms of New Gold LTIP, with reference to the trading price of the Coeur Shares rather than the New Gold Shares; and (C) such Revised New Gold RSUs shall remain outstanding and governed by the terms of New Gold LTIP and any document evidencing the New Gold RSUs (subject to amendments as contemplated in the Plan of Arrangement).

(d)	New Gold Options. Notwithstanding any vesting or exercise or other provisions to which a New Gold Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the applicable New Gold Option Plan governing such New Gold Option), each New Gold Option shall, without any further action by or on behalf of a holder, be deemed to be fully vested and shall be transferred and assigned by the holder thereof, free and clear of any Liens, to New Gold, and the holder thereof shall be entitled to receive in exchange therefor an amount equal to the Cash Out Value for such New Gold Option (less any applicable withholding in accordance with the Plan of Arrangement) determined as at the Value Determination Date, whereupon the name of the holder of such New Gold Option shall be removed from the register of New Gold Options maintained by New Gold, and the New Gold Option Plan and each New Gold Option shall immediately be cancelled and all agreements relating to the New Gold Options shall be terminated and shall be of no further force and effect. New Gold will pay to the holders of New Gold Options, through the payroll systems of New Gold, all amounts required to be paid to the holders of New Gold Options in accordance with the Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with the Plan of Arrangement, in respect of such New Gold Options.

(e)	Each Dissent Share shall be and shall be deemed to be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to New Gold in accordance with, and for the consideration contemplated in, the Plan of Arrangement, and:

(i)	such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the central securities register of New Gold in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in the Plan of Arrangement;

(ii)	such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and

(iii)	New Gold shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens, and the central securities register of New Gold shall be revised accordingly.

(f)	Each Shareholder, other than a Dissenting Shareholder, shall transfer and assign such Shareholder’s New Gold Shares, free and clear of any Liens, to the Purchaser in exchange for the Consideration for each such New Gold Share so transferred, and in respect of the New Gold Shares so transferred:

(i)	the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such New Gold Share and the name of such registered holder shall be removed from the central securities register of New Gold;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such New Gold Share; and

(iii)	the Purchaser shall be the holder of all of the outstanding New Gold Shares, free and clear of all Liens, and the central securities register of New Gold shall be revised accordingly.

All Consideration Shares issued pursuant to the Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

Procedure for Exchange of New Gold Shares and Letter of Transmittal

Enclosed with this Circular as sent to registered Shareholders is the Letter of Transmittal which, when properly completed and duly executed and returned to the Depositary together with a share certificate(s) or DRS Advice representing New Gold Shares and all other required documents in accordance with the instructions in the Letter of Transmittal, will enable each registered Shareholder to receive the Coeur Shares to which such Shareholder is entitled as Consideration under the Arrangement.

The Letter of Transmittal sets out the details to be followed by each registered Shareholder (other than Dissenting Shareholders) for delivering the share certificate(s) or DRS Advice held by such registered Shareholder to the Depositary. In order to receive the certificates or the DRS Advice representing Coeur Shares which the registered Shareholder is entitled to receive on completion of the Arrangement, registered Shareholders must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) the applicable validly completed and duly signed Letter of Transmittal together with the share certificate(s) or DRS Advice representing the registered Shareholder’s New Gold Shares and such other documents and instruments as Coeur or the Depositary may reasonably require.

Provided that a registered Shareholder has returned a properly completed and executed Letter of Transmittal and has presented and surrendered the share certificate(s) or DRS Advice representing such registered Shareholder’s New Gold Shares to the Depositary, together with such other documents and instruments as Coeur or the Depositary may reasonably require as set forth in the Letter of Transmittal, the Depositary will cause the Coeur Shares to be issued to such Shareholder as Consideration under the Arrangement, less any applicable Tax withholdings pursuant to the Arrangement, following the Effective Time. The Coeur Shares issued as Consideration under the Arrangement will be either: (a) issued and mailed in accordance with the instructions provided by the registered Shareholder in its Letter of Transmittal; (b) held for pick-up at the offices of the Depositary if directed by the registered Shareholder in its Letter of Transmittal; or (c) if no instructions are provided by the registered Shareholder in the Letter of Transmittal, issued in the name of the registered Shareholder and mailed to the address of the registered Shareholder as it appears in the register of Shareholders of New Gold.

A registered Shareholder that does not deposit a properly completed and executed Letter of Transmittal with the Depositary or who does not surrender the share certificate(s) or DRS Advice representing such registered Shareholder’s New Gold Shares in accordance with the Letter of Transmittal or does not otherwise comply with the requirements of the Letter of Transmittal and the instructions therein will not receive Coeur Shares issued as Consideration under the Arrangement until the registered Shareholder deposits with the Depositary a properly completed and executed Letter of Transmittal and the certificate(s) or DRS Advice representing the registered Shareholder’s New Gold Shares.

If the Arrangement is not completed, the Letter of Transmittal and the tax instruction letter will be of no effect and the Depositary will return all deposited share certificate(s) to the registered Shareholder as soon as possible. The Letter of Transmittal is also available on New Gold’s website at www.newgold.com or on New Gold’s issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional copies of the Letters of Transmittal will also be available from the Depositary at corporateactions@computershare.com or at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6.

Only registered Shareholders are required to submit a Letter of Transmittal. The exchange of New Gold Shares for the Consideration Shares in respect of any non-registered (beneficial) Shareholder is expected to be made with the intermediary (i.e., the broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) of the non-registered (beneficial) Shareholder’s intermediary account through the procedures in place for such purposes between CDS or DTC and such intermediary, as applicable, with no further action required by the non-registered (beneficial) Shareholder. Any non-registered (beneficial) Shareholder whose New Gold Shares are registered in the name of an intermediary should contact that intermediary if they have any questions regarding this process and to arrange for such intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their New Gold Shares.

The method used to deliver a Letter of Transmittal, any accompanying certificate(s) or DRS Advice(s) representing New Gold Shares and any other accompanying documents or instruments, if any, is at the option and risk of the relevant Shareholder. Delivery will be deemed effective only when such documents are actually received by the Depositary at the address set out in the Letter of Transmittal. New Gold recommends that the necessary documentation be hand delivered to the Depositary and a receipt therefor be obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.

Under no circumstances will interest accrue on the Consideration Shares that a Shareholder is entitled to receive upon depositing certificate(s) or DRS Advice(s) representing New Gold Shares pursuant to the Plan of Arrangement.

From and after the Effective Time, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more New Gold Shares will be deemed to represent only the right to receive in exchange therefor the Consideration Shares the holder of such certificate or DRS Advice, as applicable, is entitled to receive in accordance with the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement.

It is recommended that registered Shareholders complete, sign and return the Letter of Transmittal with the accompanying share certificate(s) representing their New Gold Shares to the Depositary as soon as possible.

If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1477 (toll-free in North America) or 1-437-561-5022 (text and call enabled outside of North America) or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your New Gold Shares and the Arrangement, please visit www.VoteNewGold.com.

Fractional Shares

No fractional Consideration Shares will be issued pursuant to the Plan of Arrangement. Where the aggregate number of Coeur Shares to be issued to a Shareholder as Consideration under the Arrangement would result in a fractional Consideration Share being issuable, such fractional Consideration Share shall be rounded up to the nearest whole Coeur Share in the event that a Shareholder is entitled to a fractional share representing 0.5 or more of a Coeur Share and shall be rounded down to the nearest whole Coeur Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Coeur Share.

Lost Certificates

In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding New Gold Shares, which were exchanged in accordance with the Plan of Arrangement, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the aggregate Consideration which such holder is entitled to receive in accordance with the Plan of Arrangement. When authorizing such delivery of the aggregate Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Coeur and the Depositary in such amount as Coeur and the Depositary may direct (each acting reasonably), or otherwise indemnify Coeur and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to Coeur and the Depositary (each acting reasonably), against any claim that may be made against Coeur or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed.

Extinction of Rights

Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding New Gold Shares that were exchanged pursuant to the Plan of Arrangement that is not deposited with all other instruments required by the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of New Gold or Coeur, as applicable. On such date, the Consideration Shares, as applicable, to which the former registered holder of the certificate or DRS Advice referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to the Purchaser (or its successor(s)). None of Coeur, the Purchaser, New Gold or the Depositary shall be liable to any person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Accordingly, former Shareholders who deposit with the Depositary any certificate(s) or DRS Advice(s) representing the New Gold Shares held by such Shareholder after the sixth anniversary of the Effective Date will not receive the Consideration or any other consideration in exchange therefor and will not own any interest in New Gold, Coeur or the Combined Company and will not be paid any compensation.

Mail Service Interruptions

Notwithstanding the provisions of the Arrangement Agreement, this Circular and the Letter of Transmittal, DRS Advice(s) representing the Consideration Shares and any certificate(s) or DRS Advice(s) representing New Gold Shares to be returned, if applicable, will not be mailed if Coeur determines that delivery thereof by mail may be delayed.

Persons entitled to DRS Advice(s), cheques and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Letter of Transmittal related thereto was deposited until such time as Coeur has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, DRS Advice(s), cheques and other relevant documents not mailed for the foregoing reason will be conclusively delivered on the first day upon which they are available for delivery at the office of the Depositary at which the New Gold Shares were deposited.

Withholding Rights

Coeur, New Gold, the Depositary, their respective subsidiaries and any other person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any person pursuant to the Arrangement and under the Arrangement Agreement and the Plan of Arrangement, including amounts distributed to any former Shareholder or former holders of Incentive Awards, such amounts as Coeur, New Gold, the Depositary and their respective subsidiaries, or any person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of local, state, federal, provincial or foreign Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment under the Plan of Arrangement any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes in connection with the Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid. Any person that deducts or withholds any such amount pursuant to the Plan of Arrangement shall remit such deducted or withheld amounts to the applicable Governmental Entity. Coeur, New Gold, the Depositary, their respective subsidiaries, and any person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the Consideration as is necessary in order to fully fund such liability, and such person shall remit any unapplied balance of the net proceeds of such sale to the holder.

Stock Exchange Matters

New Gold is a reporting issuer under the securities laws of each province and territory of Canada. The New Gold Shares are listed and posted for trading on the TSX and the NYSE American, in each case, under the symbol “NGD”.

On October 31, 2025, the last trading day prior to announcement of the Arrangement, the closing price of the New Gold Shares on the TSX and NYSE American was C$10.33 and $7.34, respectively.

As soon as practicable following completion of the Arrangement, Coeur intends to apply to the applicable Canadian Securities Authorities, the TSX and the NYSE American, as applicable, to have New Gold cease to be a reporting issuer and to have the New Gold Shares delisted from the TSX and NYSE American.

Coeur is a reporting issuer under the securities laws of each province of Canada. The Coeur Shares are listed on the NYSE under the symbol “CDE” and it is a condition of the Arrangement that the Consideration Shares to be issued or issuable in connection with the Arrangement are approved for listing on the NYSE (subject only to official notice of issuance) and TSX (subject only to customary conditions). Accordingly, in connection with the Arrangement, Coeur will submit an application to list its Coeur Shares on the TSX. Upon listing its Coeur Shares on the TSX, Coeur will be required to comply with the TSX’s ongoing listing requirements, including those set out in the TSX Company Manual.

For information with respect to the trading history of the New Gold Shares and Coeur Shares, see “Information Concerning New Gold – Price Range and Trading Volumes of New Gold Shares” and “Information Concerning Coeur – Price Range and Trading Volumes of Coeur Shares”, in Appendix G and Appendix H to this Circular, respectively.

Approvals Required for the Arrangement

New Gold Shareholder Approval

In order to become effective, the Arrangement Resolution will require the affirmative vote of: (a) at least two-thirds of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting; and (b) a simple majority of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting, excluding the votes attached to the New Gold Shares beneficially owned by Patrick Godin, President, Chief Executive Officer and director of New Gold (as required by MI 61-101) and as more particularly described in “Business Combination Under MI 61-101 – Minority Approval Requirements” in this Circular. See “The Meeting – Business of the Meeting”.

If Shareholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed.

In the absence of any instruction to the contrary, New Gold Shares represented by proxies received by management will be voted FOR the Arrangement Resolution.

Notwithstanding the approval of the Arrangement Resolution by Shareholders at the Meeting, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Shareholders, to modify, supplement or amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, or subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

Coeur Stockholder Approvals

Pursuant to section 312.03(c) and section 312.07 of the NYSE Listed Company Manual, the Coeur Stock Issuance must be approved by at least a majority of the votes cast virtually in person or represented by proxy at the Coeur Meeting. As required by the certificate of incorporation of Coeur and the DGCL, the Coeur Charter Amendment must be approved by at least a majority of the votes cast virtually in person or represented by proxy at the Coeur Meeting. If either the Coeur Stock Issuance or the Coeur Charter Amendment is not approved by the Coeur Stockholders, the Arrangement cannot be completed.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under section 291 of the BCBCA. Prior to mailing this Circular, New Gold obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. Copies of the Interim Order and the Petition and Notice of Hearing of Petition for the Final Order are attached as Appendix B and Appendix C, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place on January 30, 2026 at 9:45 a.m. (Pacific Time) at the Vancouver Law Courts, or as soon thereafter as counsel may be heard, subject to the terms of the Arrangement Agreement, the approval of the Arrangement Resolution at the Meeting and the approval of the Coeur Stockholder Approvals at the Coeur Meeting.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement. At the Final Order hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. There can be no assurance that the Court will approve the Arrangement on the terms as presented. At the Final Order hearing, the Court will be informed that New Gold and Coeur intend to rely on the Section 3(a)(10) Exemption for the issuance of Coeur Shares as consideration pursuant to the Arrangement on the basis of the Court’s approval of the Arrangement.

Under the terms of the Interim Order, any holder of New Gold Shares and any other interested person will have the right to appear at the Final Order hearing and make submissions, subject to such party filing with the Court and serving upon New Gold, through New Gold’s Corporate Secretary, and by service upon counsel to New Gold, Lawson Lundell LLP (Attention: Craig A.B. Ferris, K.C. and Jane Mayfield) and Davies Ward Phillips & Vineberg LLP (Attention: Chantelle Cseh and Rui Gao), in each case at the address set out below, a Response to Petition in the form required by the rules of the Court, and any additional affidavits or other materials on which a party intends to rely in connection with any submissions at such hearing, including such party’s address for service, as soon as reasonably practicable, and, in any event, by no later than 4:00 p.m. (Pacific Time) on January 27, 2026. The Response to Petition and supporting materials must be delivered, within the time specified, to New Gold at the following address:

New Gold Inc.

181 Bay Street, Suite 3320

Toronto, ON M5J 2T2

Attention: General Counsel

Email: general.counsel@newgold.com

With a copy to:

Lawson Lundell LLP
1600 - 925 West Georgia Street,
Vancouver, BC
V6C 3L2
Attention: Craig A.B. Ferris, K.C. and Jane Mayfield
Email: cferris@lawsonlundell.com and jmayfield@lawsonlundell.com and to:

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West, 40th Floor

Toronto, ON

M5V 3J7

Attention: Chantelle Cseh and Rui Gao

Email: ccseh@dwpv.com and rgao@dwpv.com

If the Final Order hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served and filed a Response to Petition in compliance with the Interim Order will be given notice of the new date.

CNA Approval

Pursuant to Mexican Antitrust Law, concentrations that satisfy applicable monetary thresholds trigger the obligation of economic agents to notify and obtain authorization from the CNA before the concentration is consummated. Transactions subject to CNA authorization that close prior to obtaining such authorization will have no legal effect and will be deemed null and void. Pursuant to the Arrangement Agreement, the authorization of the CNA is a mutual condition to the completion of the Arrangement.

The steps to obtain authorization from the CNA under Mexican Antitrust Law are substantially as follows:

(a)	The Parties must submit a pre-merger notice, together with all required accompanying documentation, to the CNA.

(b)	If, in the CNA’s discretion, the information delivered by the Parties is incomplete pursuant to the requirements set forth in Mexican Antitrust Law, the CNA may, within 10 business days following the filing, request any supplemental information or documentation that it deems necessary to conduct its analysis. The Parties will have 10 business days to submit such supplemental information to the CNA. Such 10 business day period may be extended by the Parties, upon approval of the CNA.

(c)	If the Parties fail to timely submit the information requested by the CNA, the CNA will declare, within 10 business days, that the pre-merger notice was not duly filed. Upon such declaration, the Parties must restart the notification process.

(d)	Once the filing is deemed to include all necessary documentation and information, the CNA may request, in its sole discretion, additional information within 15 business days to support its substantive assessment. The Parties must submit any additional information requested by the CNA within 15 business days following receipt of such request. This period may also be extended by the Parties and upon the approval of the CNA to provide additional time to file the requested information and documentation.

(e)	If the CNA believes that the Arrangement raises antitrust concerns, it must notify the Parties at least 10 business days prior to the date on which the matter will be listed for discussion by the Board of Commissioners of the CNA. The Parties must file a proposal to address such antitrust concerns within one business day following the date on which the matter is scheduled for discussion before the Board of Commissioners of the CNA.

(f)	Prior to issuing its decision, the CNA may request that the Parties submit proposed remedies or actions for its approval. In all cases, the proposed remedies or actions must be submitted during the review process, and the applicable time periods will restart as of the date the proposed mitigating actions are submitted to the CNA.

(g)	The CNA must issue its decision no later than 30 business days following the date on which both the initial submission and the relevant case file (including the Parties’ responses to all requests for information from the CNA and other supplementary information filed) are deemed complete and sufficient. In complex transactions, this period may be extended for an additional 20 business days. The CNA has discretion to request additional information and documentation, as often as it deems necessary, to complete its analysis.

(h)	If the CNA does not issue a formal decision within the 30 business day period, the transactions contemplated by the Arrangement Agreement will be deemed authorized. The CNA may authorize, object to or condition the transactions contemplated by the Arrangement Agreement on the completion of certain remedies or actions.

(i)	The clearance notice provided by the CNA authorizing the consummation of the transactions contemplated by the Arrangement Agreement will remain valid for six calendar months, which may be extended for an additional six calendar months upon request by the Parties. The Parties must inform the CNA of the closing of the transactions contemplated by the Arrangement Agreement within 30 business days.

On December 3, 2025, the Parties filed a notification with the CNA with respect to the transactions contemplated by the Arrangement Agreement. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement by the CNA is ongoing and the CNA Approval required under the Arrangement Agreement has not yet been obtained.

Competition Act Approval

Part IX of the Competition Act and the regulations promulgated thereunder, as amended, require that parties to certain prescribed classes of transactions provide notifications to the Commissioner where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the Notifiable Transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired, has been terminated early or the appropriate Waiver (as defined below) has been provided by the Commissioner. The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective complete notifications.

Parties to a Notifiable Transaction are entitled to complete such Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties, pursuant to subsection 114(2) of the Competition Act, that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction (a “Supplementary Information Request”). In the event that the Commissioner issues a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. The Commissioner’s substantive assessment of a Notifiable Transaction may extend beyond the statutory waiting period. Where a transaction is not completed within one year of the filing of a Notification or such longer period as the Commissioner may specify, Part IX of the Competition Act applies as if no notice was given or information supplied.

In addition to, or as an alternative to, filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an Advance Ruling Certificate confirming that the Commissioner is satisfied that he or she does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction, or, in the event that the Commissioner is not prepared to issue an Advance Ruling Certificate, a No-Action Letter. If the Commissioner issues an Advance Ruling Certificate, the parties are exempt from having to file a Notification; if the Commissioner issues a No-Action Letter, upon the request of the parties, the Commissioner can waive the parties’ requirement to submit a Notification where the parties have supplied substantially similar information as would have been supplied with their Notification (a “Waiver”).

The Commissioner may challenge a Notifiable Transaction before the Competition Tribunal at any time before, or within one year following, its completion where the Commissioner believes that the merger prevents or lessens, or is likely to prevent or lessen competition substantially in Canada (a “Competition Challenge”). If the Competition Tribunal concludes that the merger prevents or lessens, or is likely to prevent or lessen competition substantially in Canada, it can issue an order prohibiting the transaction, provided that the transaction has not been completed by such time, or it can order the divestiture of shares or assets where the transaction has already been completed. The Commissioner is precluded from bringing a Competition Challenge on substantially the same factual basis as that upon which an Advance Ruling Certificate was issued, provided that the Notifiable Transaction was completed within one year after the Advance Ruling Certificate was issued. No such prohibition on bringing a Competition Challenge applies as a result of the issuance of a No-Action Letter.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction, and as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act. Pursuant to the Arrangement Agreement, Competition Act Approval is a mutual condition to the completion of the Arrangement.

On November 24, 2025, Coeur submitted a request for an Advance Ruling Certificate or, in the alternative, a No-Action Letter and a Waiver, to the Commissioner in respect of the transactions contemplated by the Arrangement Agreement.

On December 5, 2025, the Commissioner issued an Advance Ruling Certificate in respect of the Arrangement, which constitutes the Competition Act Approval for the purposes of the Arrangement Agreement.

ICA Approval

Under the ICA, the direct “acquisition of control” of a Canadian business by a non-Canadian that exceeds the prescribed financial threshold (a “Reviewable Transaction”) is subject to pre-closing review and cannot be implemented unless (a) the Parties have received written evidence from the responsible Minister under the ICA that the responsible Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada pursuant to the ICA; or (b) the responsible Minister shall have been deemed to be satisfied (within the meaning of the ICA) that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada pursuant to the ICA (either (a) or (b) being the “Net Benefit Approval”).

The Arrangement constitutes a Reviewable Transaction under the ICA, and as a result, the Arrangement cannot be completed until the Net Benefit Approval is obtained. For the purposes of the transactions contemplated by the Arrangement Agreement, the responsible Minister under the ICA is the Minister of Industry.

Under the ICA, there is an initial 45-day “net benefit” review period, which may be unilaterally extended by the Minister of Industry for an additional 30 days. Further extensions to the review period can be made on the mutual agreement of the Minister of Industry and the investor. The prescribed factors under section 20 of the ICA to be considered by the Minister of Industry in determining whether to issue a Net Benefit Approval in respect of a Reviewable Transaction include, among other things: (a) the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, capital investment, resource processing, utilization of Canadian products and services and exports); (b) the degree and significance of participation by Canadians in the acquired business and the industry in which the Canadian business forms a part; (c) the effect of the investment on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada; (d) the effect of the investment on competition within an industry in Canada; (e) the compatibility of the investment with national and provincial industrial, economic, and cultural policies; and (f) the contribution of the investment to Canada’s ability to compete in world markets.

In connection with seeking a Net Benefit Approval, an applicant may provide binding written undertakings to His Majesty in right of Canada in support of its application. If, within the applicable review period (including any unilateral or mutually agreed upon extension thereof), the Minister of Industry sends a notice that she is satisfied that the investment is likely to be of net benefit to Canada, or if the Minister of Industry does not send a notice within the applicable review period (including any unilateral or mutually agreed upon extension thereof) and pursuant to section 21(9) of the ICA, is deemed to be satisfied that the investment is likely to be of net benefit to Canada, the Net Benefit Approval will have been obtained.

However, if the Minister of Industry is not satisfied within the applicable review period (including any unilateral or mutually agreed upon extension thereof) that a Reviewable Transaction is likely to be of net benefit to Canada, the Minister of Industry is required to send a notice to that effect, advising the investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to between the Minister of Industry and investor. Within a reasonable time after the expiry of the period for making representations and submitting undertakings, as described above, the Minister of Industry will send a notice to the applicant that either the Minister of Industry is satisfied that the investment is likely to be of net benefit to Canada, in which case a Net Benefit Approval will have been obtained, or confirming that the Minister of Industry is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the Reviewable Transaction may not be implemented.

The Arrangement constitutes a Reviewable Transaction. As a result, the Arrangement will not be completed unless (a) the Parties have received written evidence from the Minister of Industry under the ICA that the Minister of Industry is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada pursuant to the ICA; or (b) the Minister of Industry shall have been deemed to be satisfied (within the meaning of the ICA) that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada pursuant to the ICA.

In addition, under Part IV.1 of the ICA, certain investments by non-Canadians, including but not limited to Reviewable Transactions, can be made subject to separate review on grounds that the investment could be injurious to national security. Specifically, in the case of a Reviewable Transaction, a non-Canadian investor cannot complete its investment where, at any time from when the Minister of Industry becomes aware of the transaction until 45 days from the date on which the Minister of Industry certifies receipt of the investor’s complete application for review, it has received notice (a “National Security Notice”) from the Minister of Industry that the investment may be or will be subject to a further review (a “National Security Review”). Where the investor has received a notice from the Minister of Industry that the investment may be subject to a further review, the Minister of Industry has an additional 45 days to determine whether to order a National Security Review.

Where a National Security Review has been ordered, the Minister of Industry has 45 days, which can unilaterally be extended for an additional 45 days (and can be further extended on the mutual agreement of the Minister of Industry and the investor), to determine whether the investment would not be injurious to national security. The National Security Review is terminated if the Minister determines the investment would not be injurious to national security or would not be injurious to national security because of written undertakings given to His Majesty in right of Canada. If the Minister determines that the investment would be injurious to national security or if the Minister is unable to determine whether the investment would be injurious to national security, the Minister must refer the investment to the Governor in Council for a final determination. The Governor in Council then has 20 days to take any measures in respect of the investment advisable to protect national security, including directing the investor not to implement the investment or authorizing the investor to make the investment on terms and conditions.

Where an investment is subject to the ICA’s national security jurisdiction, the Minister of Industry may, by order, impose interim conditions in respect of the investment that are applicable until no later than when consideration of the investment is complete, if the Minister, after consultation with the Minister of Public Safety and Emergency Preparedness, is satisfied that such interim conditions are necessary for the purpose of preventing injury to national security that could arise during a National Security Review of the investment, provided that the imposition of interim conditions does not introduce significant new risks of injury to national security. Such interim conditions can be amended or deleted by the Minister at any time, after consultation with the Minister of Public Safety and Emergency Preparedness.

If a National Security Notice has been received, the investment cannot be completed unless the investor receives a notice or order authorizing completion. Assuming there are no extensions to the review period on the mutual agreement of the Minister of Industry and investor, the entire period from the initial filing by the investor until completion of the National Security Review can be as long as 200 days.

On November 26, 2025, Coeur submitted an application for review to the Minister of Industry in respect of the transactions contemplated by the Arrangement Agreement pursuant to Part IV of the ICA. The Minister of Industry’s review pursuant to the ICA of the transactions contemplated by the Arrangement Agreement remains ongoing as of the date of this Circular.

Timing

If the Arrangement Resolution is approved at the Meeting and the Coeur Stockholder Approvals are obtained at the Coeur Meeting, New Gold will (a) diligently pursue and take all steps necessary to submit the Arrangement before the Court as promptly as reasonably practicable but, in any event, within four Business Days after the New Gold Shareholder Approval is obtained; and (b) diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA. Once the Final Order is obtained in form and substance satisfactory to Coeur and New Gold, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Eastern Time) on the Effective Date. It is currently expected that the Effective Date will occur in the first half of 2026, and in no event will completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement.

Issuance and Resale of Coeur Shares Issued to Shareholders as Consideration Under the Arrangement

Canada

The Coeur Shares distributed pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws, will generally be “freely tradable” and the resale of such Coeur Shares will be exempt from the prospectus requirements (and not subject to any “restricted period” or “hold period”) under applicable Canadian Securities Laws if the following conditions are met: (a) the trade is not a control distribution (as defined under NI 45-102); (b) no unusual effort is made to prepare the market or to create a demand for the Coeur Shares; (c) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (d) if the selling shareholder is an insider or an officer of Coeur, the selling securityholder has no reasonable grounds to believe that Coeur is in default of applicable securities legislation.

Each Shareholder is urged to consult his, her or its professional advisors to determine the Canadian conditions and restrictions applicable to trades in Coeur Shares issued as Consideration under the Arrangement.

United States

The following discussion is a general overview of certain requirements of United States federal securities laws that may be applicable to Shareholders in the United States and to U.S. Persons (collectively, “U.S. Shareholders”). All U.S. Shareholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Coeur Shares distributed to them under the Arrangement complies with applicable securities laws. Further information applicable to U.S. Shareholders is disclosed under the heading “Notice to Shareholders in the United States”.

The following discussion does not address the Canadian Securities Laws that will apply to the distribution of Coeur Shares or the resale of Coeur Shares by U.S. Shareholders within Canada. U.S. Shareholders reselling their Coeur Shares in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

Coeur Shares to be issued pursuant to the Arrangement have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction. Coeur Shares to be issued in the Arrangement are expected to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption, based on the approval of the Arrangement by the Court.

Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the registration requirements of the U.S. Securities Act where, among other things, the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction, after a hearing upon the procedural and substantive fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and to whom timely and adequate notice of the hearing has been given. The Final Order is required for the Arrangement to become effective, and the Court will be advised that its approval of the terms and conditions of the Arrangement will be relied upon to exempt the issuance of the Consideration Shares under the Arrangement from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption. Therefore, if the Court approves the Arrangement, its approval will constitute the basis for Coeur Shares to be issued without registration under the U.S. Securities Act. In addition, Consideration Shares to be issued pursuant to the Arrangement will be issued in compliance with or pursuant to an exemption from the registration or qualification requirements of state or “blue sky” securities laws.

Persons who are not “affiliates” of Coeur after the Arrangement and have not been “affiliates” of Coeur in the 90-day period prior to any resale of the Coeur Shares that they receive in connection with the Arrangement may resell such Coeur Shares in the United States without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include directors and certain officers of such issuer as well as principal shareholders of such issuer. U.S. Shareholders should consult their own legal counsel regarding their status as an “affiliate” of Coeur.

Coeur Shares sold by any holder who is an “affiliate” of Coeur at the time of the sale of such Coeur Shares after the Arrangement, or was an “affiliate” of Coeur at any time within 90 days prior to the date of such sale, may be subject to certain restrictions on resale imposed by the U.S. Securities Act. Such persons may not be able to sell Coeur Shares that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions and safe harbours contained in Rule 144 under the U.S. Securities Act or Rules 903 or 904 of Regulation S.

Investors are urged to consult with their own legal counsel before proceeding to sell any Coeur Shares.

THE Arrangement Agreement

The summary of the material provisions of the Arrangement Agreement below and elsewhere in this Circular is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is available under New Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders are encouraged to read the Arrangement Agreement and the Plan of Arrangement in their entirety. This summary may not contain all of the information about the Arrangement Agreement that is important to you. We urge you to carefully read the Arrangement Agreement in its entirety, including all of its schedules, as it is the legal document governing the Arrangement. The Arrangement Agreement contains representations and warranties that New Gold, Coeur and the Purchaser have made to each other as of specific dates. The assertions embodied in the representations and warranties in the Arrangement Agreement were made solely for purposes of the Arrangement Agreement and the arrangement and agreements contemplated thereby among New Gold, Coeur and the Purchaser, and may be subject to important qualifications and limitations agreed to by New Gold, Coeur and the Purchaser in connection with negotiating the terms thereof. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the Canadian Securities Authorities or the SEC, as applicable, and the assertions embodied in the representations and warranties contained in the Arrangement Agreement (and summarized below) are qualified by information in the New Gold Disclosure Letter or the Coeur Disclosure Letter, as applicable, and by certain information contained in certain of New Gold’s and Coeur’s public filings with the Canadian Securities Authorities or the SEC, as applicable. The New Gold Disclosure Letter, Coeur Disclosure Letter and filings with the Canadian Securities Authorities or the SEC, as applicable, contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Arrangement Agreement. In addition, information concerning the subject matter of the representations and warranties may have changed or may change after November 2, 2025 and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. In addition, if specific material facts arise that contradict the representations and warranties in the Arrangement Agreement, Coeur or New Gold, as applicable, will disclose those material facts in the public filings that it makes with the Canadian Securities Authorities or the SEC, as applicable, in accordance with, and to the extent required by, applicable Law. Accordingly, the representations and warranties in the Arrangement Agreement and their description in this Circular should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings New Gold and Coeur publicly filed with the Canadian Securities Authorities or the SEC, as applicable.

The Arrangement

The Arrangement Agreement provides that, following the Effective Time and pursuant to the Plan of Arrangement, the Purchaser will acquire all of the issued and outstanding New Gold Shares in exchange for the Consideration, with New Gold continuing as a wholly-owned subsidiary of Coeur.

The Arrangement will be implemented by way of a plan of arrangement under the BCBCA and requires approval by: (a) the Court; and (b) at least (i) 66 2∕3% of the votes cast by Shareholders present or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present or represented by proxy and entitled to vote at the Meeting, excluding the votes attached to the New Gold Shares beneficially owned by Patrick Godin, President, Chief Executive Officer and director of New Gold, as required by MI 61-101 ((i) and (ii) together, the “New Gold Shareholder Approval”).

If the Final Order is granted, and all other conditions to completion of the Arrangement, as set out in the Arrangement Agreement, are satisfied or waived (to the extent that such conditions are capable of being satisfied prior to the Effective Date and, if waived, are not prohibited from being waived), the Arrangement will become effective at the Effective Time in accordance with the terms of the Plan of Arrangement.

Consideration

Following the Effective Time, each Shareholder will receive consideration of 0.4959 of a Coeur Share for each New Gold Share they hold (other than Dissent Shares held by Dissenting Shareholders).

No fractional Consideration Shares will be issued as part of the Arrangement. Where the aggregate number of Coeur Shares to be issued to a Shareholder as Consideration would result in a fractional Consideration Share being issuable, such fractional Consideration Share will be rounded up to the nearest whole Coeur Share in the event that a Shareholder is entitled to a fractional share representing 0.5 or more of a Coeur Share, and will be rounded down to the nearest whole Coeur Share in the event that a Shareholder is entitled to a fractional share representing less than 0.5 of a Coeur Share.

Efforts to Obtain Required New Gold Shareholder Approval

New Gold is required to duly call, give notice of, convene and conduct the Meeting in accordance with the Interim Order, New Gold’s constating documents and applicable Laws; provided that Coeur shall cooperate with New Gold and use commercially reasonable efforts to schedule and convene the Coeur Meeting on the same date and at the same time as the Meeting.

Notwithstanding the foregoing, New Gold will be required to adjourn, postpone or cancel the Meeting: (a) as required by applicable Laws or a Governmental Entity; (b) as required for quorum purposes (in which case the Meeting shall be adjourned and not cancelled); (c) if at any time following the dissemination of this Circular, New Gold reasonably determines in good faith that the New Gold Shareholder Approval is unlikely to be obtained at the Meeting (in which case the Meeting shall be adjourned and not cancelled); (d) if the Board determines in good faith that it is necessary or appropriate to postpone or adjourn the Meeting in order to give Shareholders sufficient time to evaluate any information or disclosure that New Gold has sent or otherwise made available to such holders by issuing a press release, filing materials with the Canadian Securities Authorities or otherwise; (e) if a written notice of termination of the Arrangement Agreement is delivered by a Party prior to the date of the Meeting (in which case New Gold may postpone or adjourn the Meeting to the earlier of a date that is five Business Days prior to the Outside Date and the date that is 15 Business Days following the delivery of such notice); (f) with Coeur’s prior written consent; or (g) if Coeur adjourns or postpones the Coeur Meeting (in which case New Gold may adjourn or postpone the Meeting to the same date and time as the Coeur Meeting), and in each case, subject to the restrictions and time periods set out in the Arrangement Agreement.

Efforts to Obtain Required Coeur Stockholder Approvals

Coeur is required to duly call, give notice of, convene and conduct the Coeur Meeting in accordance with Coeur’s constating documents and applicable Laws; provided that Coeur shall cooperate with New Gold and use commercially reasonable efforts to schedule and convene the Meeting on the same date and at the same time as the Coeur Meeting.

Notwithstanding the foregoing, Coeur will be required to adjourn, postpone or cancel the Coeur Meeting: (a) as required by applicable Laws or a Governmental Entity; (b) as required for quorum purposes (in which case the Coeur Meeting shall be adjourned and not cancelled); (c) if Coeur reasonably determines in good faith that the Coeur Stockholder Approvals are unlikely to be obtained at the Coeur Meeting (in which case the Coeur Meeting shall be adjourned and not cancelled); (d) if the Coeur Board determines that it is necessary or appropriate to postpone or adjourn the Coeur Meeting in order to give Coeur Stockholders sufficient time to evaluate any information or disclosure that Coeur has sent or otherwise made available to such holders by issuing a press release, filing materials with the SEC or otherwise; (e) with New Gold’s prior written consent; or (f) if New Gold adjourns or postpones the Meeting (in which case Coeur shall adjourn or postpone the Coeur Meeting to the same date and time as the Meeting), and in each case, subject to the restrictions and time periods set out in the Arrangement Agreement.

Final Court Approval

After: (a) the Interim Order has been obtained; (b) the New Gold Shareholder Approval has been obtained at the Meeting as provided for in the Interim Order; and (c) the Coeur Stockholder Approvals have been obtained at the Coeur Meeting, New Gold is required to (x) diligently pursue and take all steps necessary to submit the Arrangement before the Court as promptly as reasonably practicable but, in any event, within four Business Days after the New Gold Shareholder Approval is obtained, and (y) diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA. The Court will consider, among other things, the procedural and substantive fairness of the Arrangement to the Securityholders.

Conditions to Closing

Mutual Conditions Precedent

The completion of the Arrangement is subject to satisfaction of the following conditions precedent which may only be waived with the mutual consent of Coeur and New Gold:

(a)	New Gold Shareholder Approval. The Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order.

(b)	Interim and Final Order. The Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to either New Gold or Coeur, each acting reasonably, on appeal or otherwise.

(c)	Coeur Stockholder Approvals. The Coeur Stockholder Approvals shall have been obtained in accordance with the rules of the NYSE (with respect to the Coeur Stock Issuance) and the DGCL (with respect to the Coeur Charter Amendment) at the Coeur Meeting.

(d)	Coeur Charter Amendment. The Coeur Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware and be in full force and effect.

(e)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins New Gold or Coeur from consummating the Arrangement.

(f)	Exempt from Registration Requirements. The Consideration Shares to be issued pursuant to the Arrangement Agreement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption.

(g)	Exempt from Prospectus Requirements. The distribution of the Consideration Shares shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws, either by virtue of exemptive relief from the Canadian Securities Authorities, or by virtue of applicable exemptions under Canadian Securities Laws, and shall not be subject to resale restrictions under applicable Canadian Securities Laws.

(h)	Listing of Consideration Shares. The Consideration Shares to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions).

(i)	Regulatory Approvals. The Regulatory Approvals shall have been obtained and shall not have been modified or rescinded.

(j)	No Termination. The Arrangement Agreement shall not have been terminated in accordance with its terms.

Conditions in Favour of Coeur and the Purchaser

The obligation of Coeur and the Purchaser to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Coeur and the Purchaser and may be waived by Coeur, in whole or in part, at any time):

(a)	Performance of Covenants. All covenants of New Gold under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by New Gold in all material respects and Coeur shall have received a certificate of New Gold addressed to Coeur and dated the Effective Date, signed on behalf of New Gold by a senior executive officer of New Gold (on New Gold’s behalf and without personal liability), confirming the same as of the Effective Date.

(b)	Representations and Warranties. (i) The representations and warranties of New Gold set forth in the Arrangement Agreement (other than as contemplated in clauses (ii) and (iii) below) shall be true and correct in all respects, without regard to any materiality or New Gold Material Adverse Effect qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a New Gold Material Adverse Effect; (ii) the representations and warranties of New Gold relating to organization and qualification, authority relative to the Arrangement Agreement, no conflict and absence of a New Gold Material Adverse Effect shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time, and (iii) the representations and warranties of New Gold relating to Subsidiaries, capitalization and listing and brokers shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Coeur shall have received a certificate of New Gold addressed to Coeur and dated the Effective Date, signed on behalf of New Gold by a senior executive officer of New Gold (on New Gold’s behalf and without personal liability), confirming the same.

(c)	No New Gold Material Adverse Effect. Between the date of the Arrangement Agreement and the Effective Time, there shall not have occurred a New Gold Material Adverse Effect that is continuing as of the Effective Time.

(d)	Dissent Rights. Dissent Rights shall not have been exercised (or, if exercised, not withdrawn) with respect to more than 5% of the issued and outstanding New Gold Shares.

Conditions in Favour of New Gold

The obligation of New Gold to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of New Gold and may be waived by New Gold, in whole or in part, at any time):

(a)	Performance of Covenants. All covenants of Coeur under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Coeur in all material respects and New Gold shall have received a certificate of Coeur, addressed to New Gold and dated the Effective Date, signed on behalf of Coeur by a senior executive officer (on Coeur’s behalf and without personal liability), confirming the same as of the Effective Date.

(b)	Representations and Warranties. (i) the representations and warranties of Coeur set forth in the Arrangement Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality or Coeur Material Adverse Effect qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Coeur Material Adverse Effect; (ii) the representations and warranties of Coeur related to organization and qualification, authority relative to the Arrangement Agreement, no conflict and absence of a Coeur Material Adverse Effect shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time, and (iii) the representations and warranties of Coeur relating to Subsidiaries, capitalization and listing and brokers shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and New Gold shall have received a certificate of Coeur addressed to New Gold and dated the Effective Date, signed on behalf of Coeur by a senior executive officer of Coeur (on Coeur’s behalf and without personal liability), confirming the same.

(c)	Payment of Consideration. Coeur shall have deposited, or caused to be deposited, with the Depositary sufficient Coeur Shares to satisfy its obligations under the Arrangement Agreement, and the Depositary shall have confirmed to New Gold its receipt of such Coeur Shares.

(d)	No Coeur Material Adverse Effect. Between the date of the Arrangement Agreement and the Effective Time, there shall not have occurred a Coeur Material Adverse Effect that is continuing as of the Effective Time.

(e)	New Gold Director Nominees’ Appointment. The New Gold Director Nominees (to the extent they have consented to their appointment) shall have been appointed to the Coeur Board to be effective as of the Effective Time.

Representations and Warranties

The Arrangement Agreement contains certain representations and warranties made by Coeur, New Gold and the Purchaser, in each case of a nature customary for transactions of this type.

The representations and warranties of each of New Gold, Coeur and the Purchaser relate to the following matters: organization and qualification; authority relative to the Arrangement Agreement; no conflict, required filings and consent; Subsidiaries; compliance with Laws and constating documents; authorizations; capitalization and listing; shareholder and similar agreements; reporting issuer status; reports; stock exchange matters; financial statements; no undisclosed liabilities; interest in properties and mineral rights; mineral reserves and resources; scientific and technical information; personal property; employment matters; absence of certain changes or events; litigation; Indigenous claims; community relations; no expropriation; taxes; insurance; non-arm’s length transactions; benefit plans; environmental matters; material contracts; standstill agreements; whistleblower reporting; restrictions on business activities; brokers; corrupt practices legislation; sanctions; modern slavery laws; bankruptcy; and privacy and security.

In addition to the foregoing representations and warranties, New Gold has provided additional representations and warranties to Coeur and the Purchaser with respect to auditors; intellectual property; and books and records, and Coeur and the Purchaser have provided additional representations and warranties to New Gold with respect to the ICA, no impediments under existing indebtedness and the absence of applicable anti-takeover statutes.

Covenants

Covenants Relating to the Arrangement

The Arrangement Agreement contains negative and affirmative covenants of New Gold and Coeur, in each case of a nature customary for transactions of this type. Pursuant to the Arrangement Agreement, each of New Gold and Coeur has covenanted that it shall and shall cause its Subsidiaries to perform all obligations required to be performed by the Party or any of its Subsidiaries under the Arrangement Agreement, cooperate with the other Party in connection with the Arrangement Agreement and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective the transactions contemplated in the Arrangement Agreement, including, among other things: (a) use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities; (b) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against itself challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby; (c) use commercially reasonable efforts to satisfy all conditions precedent to the Arrangement Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement; (d) use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the Section 3(a)(10) Exemption; (e) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement; and (f) promptly notify the other Party of (i) any New Gold Material Adverse Effect or Coeur Material Adverse Effect, as applicable, or any change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a New Gold Material Adverse Effect or Coeur Material Adverse Effect, as applicable, (ii) any notice or other communication from any person alleging that a consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is required in connection with the Arrangement Agreement or the Arrangement, or (iii) any material proceedings commenced or, to the knowledge of Coeur or New Gold, as applicable, threatened against, relating to or involving or otherwise affecting Coeur or New Gold or any of their respective Subsidiaries, as applicable, in connection with the Arrangement Agreement or the Arrangement. New Gold has covenanted to: (a) use commercially reasonable efforts to obtain all third party consents, approvals and notices required under material contracts; (b) cooperate and provide commercially reasonable assistance to Coeur and the Purchaser in the preparation and filing, on the Effective Date, of an election under the Tax Act such that New Gold ceases to be a “public corporation” for purposes of the Tax Act; and (c) give Coeur a reasonable opportunity to participate in the defense or settlement of any substantive shareholder litigation against New Gold or its directors or officers relating to the Arrangement, and no such settlement (to the extent a material monetary amount is involved) shall be agreed to without the prior written consent of Coeur, which consent shall not be unreasonably withheld, conditioned or delayed.

Covenants Relating to General Conduct of Business

The Arrangement Agreement also contains covenants of New Gold and Coeur, in each case of a nature customary for transactions of this type, pertaining to the conduct of their respective businesses, including with respect to, among other things, corporate matters, issuing shares or other securities, distributions, dispositions and acquisitions, capital expenditures, preservation of mineral rights and properties and indebtedness, and in the case of New Gold, employment and compensation arrangements, material contracts, maintenance of insurance policies and taxes.

Covenants Specific to New Gold

New Gold has covenanted in the Arrangement Agreement to use commercially reasonable efforts to: (a) cause the New Gold Shares to be delisted from the TSX and NYSE American as promptly as practicable following the Effective Time; (b) obtain and deliver to Coeur at the Effective Time (i) resignations of all directors of New Gold and its Subsidiaries, and (ii) separation agreements of each member of senior management who will be terminated by New Gold as of the Effective Time, as requested by Coeur and on terms and conditions acceptable to New Gold, Coeur, each acting reasonably, and the applicable members of management; (c) effect certain reorganizations of New Gold’s or its Subsidiaries’ business, operations and assets or such other transactions, as requested by Coeur subject to the conditions in the Arrangement Agreement; (d) purchase customary “tail” policies of directors’ and officers’ liability insurance prior to the Effective Date, as described under “Insurance Matters” below; (e) cooperate with Coeur in connection with Coeur’s efforts to obtain approval of the listing for trading on the NYSE and the TSX by the Effective Time, the Coeur Shares issued pursuant to the Arrangement; and (f) provide Coeur with access to data and information as Coeur may reasonably request, subject to the terms, conditions and restrictions set out in the Arrangement Agreement.

Covenants Specific to Coeur

Coeur has covenanted in the Arrangement Agreement to: (a) use commercially reasonable efforts to ensure that the Consideration Shares will, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements; (b) apply for and use commercially reasonable efforts to obtain approval of the listing for trading on the NYSE and the TSX by the Effective Time of the Coeur Shares issuable pursuant to the Arrangement; (c) file the Coeur Charter Amendment with the Secretary of the State of Delaware prior to the Effective Time and subject to obtaining Coeur Stockholder Approval; (d) provide compensation and benefits to certain New Gold employees (as described further below under “Certain Employee Matters”); and (e) take all actions necessary to ensure that, promptly following the Effective Time, the New Gold Director Nominees will be appointed to the Coeur Board and at the next annual general meeting of Coeur held to consider the election of directors that occurs following the Effective Date, the New Gold Director Nominees will be nominated by Coeur for election as a director of Coeur, provided that (i) the New Gold Director Nominees meet applicable qualification requirements under applicable Laws, and (ii) the New Gold Director Nominees have delivered to Coeur a consent to act as director of Coeur.

Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements by both Coeur and New Gold, including covenants relating to:

(a)	efforts to obtain the Regulatory Approvals required for completion of the transactions contemplated by the Arrangement Agreement;

(b)	cooperation between Coeur and New Gold to mutually determine and use commercially reasonable efforts to implement any necessary, appropriate or desirable arrangements in respect of Coeur’s and New Gold’s and their respective Subsidiaries’ credit agreements, indentures, hedging arrangements or other documents governing or relating to indebtedness of the Parties and their Subsidiaries;

(c)	cooperation between Coeur and New Gold in connection with public announcements and communications;

(d)	cooperation between Coeur and New Gold in the preparation and filing of this Circular and the Coeur Proxy Statement;

(e)	cooperation between Coeur and New Gold in respect of applicable tax filings related to the Arrangement; and

(f)	indemnification of directors and officers of New Gold and its Subsidiaries in respect of claims arising from facts or events which occurred on or prior to the Effective Time (as described further below under “Insurance Matters”).

Covenants Regarding Non-Solicitation and Acquisition Proposals

Non-Solicitation

Except as expressly provided in the Arrangement Agreement, neither Coeur nor New Gold shall, and shall cause each of its Subsidiaries to not, and shall not authorize any of their respective Representatives (including directors, officers, employees, advisors, agents, or other authorized Representatives) to:

(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of a Party or any of its Subsidiaries) any inquiry, proposal, or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party;

(b)	engage or participate in any discussions or negotiations with any person (other than the other Party or its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, provided that either Party may (i) advise any person of the restrictions of the Arrangement Agreement, (ii) clarify the terms of any proposal in order to determine if it is or may reasonably be expected to result in a Superior Proposal, and (iii) advise any person making an Acquisition Proposal that the board of directors of such Party has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Superior Proposal; or

(c)	make a New Gold Change in Recommendation or Coeur Change in Recommendation, as applicable.

Each of Coeur and New Gold has agreed to, and to cause its Subsidiaries and its Representatives to, immediately cease and cause to be terminated, any existing solicitation, encouragement, discussion or negotiation with any person (other than the other Party or its affiliates) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal and, in respect of such Party, and, in connection therewith, such Party has agreed to discontinue access to any of its and its Subsidiaries’ confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise, in each case, except as permitted by the Arrangement Agreement) and shall as promptly as reasonably practicable request, and use commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise rights that they have) to require the return or destruction of all confidential information regarding the other Party and its Subsidiaries provided in the preceding 12-month period in connection therewith (to the extent such information has not already been returned or destroyed, and shall use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights). Each of Coeur and New Gold has agreed to not authorize or permit any of its Subsidiaries to, directly or indirectly, amend, modify or release any third party from any confidentiality, non-solicitation or standstill agreement (or standstill provisions contained in any such agreement) to which such third party is a party (it being understood that the automatic termination or release of any standstill provisions contained in any such agreements as a result of the entering into or announcement of the Arrangement Agreement shall not be a violation of the Arrangement Agreement, or terminate, modify, amend or waive the terms thereof).

Notification of Acquisition Proposals

Each of Coeur and New Gold has agreed that if it or any of its Subsidiaries or Representatives, receives: (a) any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal; or (b) any request for non-public information relating to the Party or any of its Subsidiaries, or access to the properties, books or records of the Party or any Subsidiary in connection with any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, then such Party shall:

(a)	promptly notify the other Party orally and then as soon as reasonably practicable thereafter (and, in any event, within 24 hours) in writing of such Acquisition Proposal, inquiry, proposal, offer or request;

(b)	indicate the identity of the person or group of persons making such proposal, inquiry or contact and all material terms and conditions thereof;

(c)	provide a copy of any such Acquisition Proposal, inquiry, proposal, offer or request and unredacted copies of all material written communications (and a summary of all substantive discussions) related thereto; and

(d)	keep the other Party promptly (and, in any event, within 24 hours) informed of the status and any change to the material terms, of any such Acquisition Proposal, inquiry, proposal, offer or request.

The Parties agree that they will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits such Party from providing any information to the other Party in accordance with the applicable provisions of the Arrangement Agreement.

Responding to an Acquisition Proposal

Notwithstanding the covenants described under “Non-Solicitation” above, if, prior to obtaining, in the case of Coeur, the Coeur Stockholder Approvals, or in the case of New Gold, the New Gold Shareholder Approval, either Coeur or New Gold receives a bona fide written Acquisition Proposal, such Party may: (a) engage in or participate in discussions and negotiations with the person or group of persons making such Acquisition Proposal; and (b) provide such person or group of persons non-public information relating to such Party or any of its Subsidiaries or access to the properties, books or records of such Party or any Subsidiary, if and only if:

(a)	the board of directors of such Party determines, in good faith after consultation with its legal and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal, and has provided the other Party with written notice of such determination;

(b)	the board of directors of such Party determines, in good faith after consultation with its legal and financial advisors, that the failure to participate in such discussions or negotiations or to disclose such non-public information to such third party would be inconsistent with its fiduciary duties under applicable Law;

(c)	such Acquisition Proposal did not result from a breach of its non-solicitation covenants described above under the heading, “Non-Solicitation” above, in any material respect; and

(d)	prior to providing any such copies, access or disclosures, (i) such Party enters into a confidentiality agreement with such person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms not materially less stringent than the Confidentiality Agreement, (ii) such Party provides the other Party with a true, complete and final executed copy of such confidentiality agreement, and (iii) any such copies, access or disclosure provided to such person shall have already been or shall concurrently be provided to the other Party.

Superior Proposals and Right to Match

Notwithstanding any other provision of the Arrangement Agreement, Coeur and New Gold have agreed that if, in the case of Coeur being the receiving party, prior to obtaining the Coeur Stockholder Approvals, or in the case of New Gold being the receiving party, prior to obtaining the New Gold Shareholder Approval, a Party receives a written bona fide Acquisition Proposal that its board of directors (after consultation with its legal and financial advisors) determines in good faith constitutes a Superior Proposal, such receiving party may make a New Gold Change in Recommendation or Coeur Change in Recommendation, as applicable, in respect of the Arrangement and/or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	such Acquisition Proposal did not result from a breach of its non-solicitation covenants described above under “Non-Solicitation” in any material respect;

(b)	prior to such receiving party making a New Gold Change in Recommendation or a Coeur Change in Recommendation, as applicable, and/or such receiving party entering into a definitive agreement with respect to such Superior Proposal, such receiving party has provided the other Party with notice in writing, which notice shall contain (i) a statement that the board of directors of the receiving Party has determined such Acquisition Proposal constitutes a Superior Proposal, (ii) the value in financial terms that the board of directors of the receiving Party has determined should be ascribed to any non-cash consideration offered under such Superior Proposal, (iii) a copy of any definitive agreement relating to such Superior Proposal, and (iv) copies of any material financing documents provided to the receiving Party in connection therewith (with customary redactions);

(c)	at least five Business Days (the “Matching Period”) have elapsed from the date that the other Party received the notice from the receiving party in respect of the Superior Proposal;

(d)	during the Matching Period, the other Party shall have had the opportunity (but not the obligation) to amend the terms of the Arrangement in accordance with the terms as described below;

(e)	after the Matching Period, the board of directors of the receiving Party (after consultation with its legal and financial advisors) has determined in good faith that such Acquisition Proposal continues to constitute a Superior Proposal compared to any proposed amendments to the terms of the Arrangement by the other Party; and

(f)	prior to or concurrently with entering into such definitive agreement in respect of the Superior Proposal, the receiving Party shall have terminated the Arrangement Agreement and shall have paid to the other Party the applicable termination payment as described below under “Termination of the Arrangement Agreement”.

Coeur and New Gold acknowledge and agree that, during the Matching Period, (a) the other Party shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement; (b) the receiving Party shall negotiate in good faith with the other Party regarding any amendments that the other Party may propose to the terms of the Arrangement as would enable the receiving Party to proceed with the Arrangement and any related transactions on such amended terms; and (c) the board of directors of the receiving Party shall review any proposal by the other Party to amend the terms of the Arrangement in order to determine in good faith whether such proposal, if implemented in accordance with its terms, would result in the Acquisition Proposal previously constituting a Superior Proposal, ceasing to constitute a Superior Proposal, compared to the proposed amendments to the terms of the Arrangement. If the board of directors of the receiving Party determines that such Acquisition Proposal would cease to constitute a Superior Proposal, as compared to the proposed amendments to the terms of the Arrangement, Coeur and New Gold will promptly amend the Arrangement Agreement and the Plan of Arrangement to reflect such proposed amendments.

The board of directors of the receiving Party shall promptly reaffirm the Coeur Board Recommendation or Board Recommendation, as applicable, by press release after: (a) any Acquisition Proposal which the board of directors of the receiving Party determines not to constitute a Superior Proposal is publicly announced; or (b) the board of directors of the receiving Party determines that a proposed amendment to the terms of the Arrangement as described in the foregoing paragraph would result in any Acquisition Proposal which has been publicly announced no longer constituting a Superior Proposal. The other Party and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the receiving Party, acting reasonably.

Nothing in the Arrangement Agreement shall prevent the board of directors of the receiving Party from: (a) calling and holding a meeting of Shareholders requisitioned by the Shareholders in accordance with the BCBCA, or calling and holding a meeting of Coeur Stockholders requisitioned by the Coeur Stockholders in accordance with Coeur’s constating documents, as applicable; (b) calling and holding a meeting of Coeur Stockholders or Shareholders, as applicable, ordered to be held by a court in accordance with Law; (c) in the case of New Gold, responding through a directors’ circular or otherwise, as required by applicable securities laws, to an Acquisition Proposal that it determines is not a Superior Proposal; or (d) in the case of Coeur, (i) disclosing to the Coeur Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the U.S. Exchange Act or other disclosure required to be made in the Coeur Proxy Statement by applicable Laws, and (ii) making any “stop, look and listen” communication to the Coeur Stockholders pursuant to Rule 14d-9(f) promulgated under the U.S. Exchange Act, or any similar statement in response to any publicly disclosed Acquisition Proposal; provided that any “stop, look and listen” statement, or any such similar statement also includes an express reaffirmation of the Coeur Board Recommendation.

Each successive amendment or modification of any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Coeur Stockholders or the Shareholders, as applicable, or other material terms or conditions thereof, shall constitute a new Acquisition Proposal for the purposes of Coeur’s and New Gold’s obligations described under this Section (except that the Matching Period in respect of any successive amendment or modification shall be two Business Days).

Certain Employee Matters

The Arrangement Agreement sets forth certain provisions relating to compensation and benefits of New Gold Employees that generally apply following the Effective Time. From and after the Effective Time, Coeur shall cause New Gold and any successor to New Gold, to honour, satisfy, pay and fully comply in all material respects with the terms of all existing employment, consulting, indemnification, incentive and bonus (long-term and short-term) change in control, severance, notice, termination or other compensation arrangements and employment and severance obligations of New Gold and any of its Subsidiaries that were entered into prior to the date of the Arrangement Agreement in the ordinary course or otherwise disclosed to Coeur in the New Gold Disclosure Letter, including any such arrangements, agreements or obligations arising under or in connection with a New Gold Benefit Plan.

As soon as practicable following the date of the Arrangement Agreement, Coeur is required to provide New Gold with a list identifying all expected Non-Continuing Employees. Coeur and New Gold will consult in good faith in determining which New Gold Employees will be Non-Continuing Employees and the related employee communication plans between the date of the Arrangement Agreement and the Effective Time.

Within 30 days of the Effective Time, Coeur shall:

(a)	grant Coeur Incentive Awards and target cash-based short-term incentive opportunities to each Continuing Employee that was not granted Incentive Awards and cash-based short-term incentive opportunities in the ordinary course in the period between the date of the Arrangement Agreement and the Effective Time, which Coeur Incentive Awards and cash-based short-term incentive opportunities shall have substantially the same value and terms, in the aggregate, as those Incentive Awards and cash-based short-term incentive opportunities that such Continuing Employee would have received in the ordinary course during such period; and

(b)	based on consultations with New Gold prior to the Effective Time, grant Coeur RSUs, as retention awards, to each holder of New Gold PSUs who is a Continuing Employee, which Coeur RSUs: (i) shall have substantially the same value as the difference in value between: (A) the cash payment the holder would have received for such holder’s New Gold PSUs held as at the Effective Time if the holder was a Non-Continuing Employee; and (B) cash payment the holder of such New Gold PSUs actually received for the New Gold PSUs held at the Effective Time; and (ii) shall vest as to 50% on the first anniversary of the grant date and as to the remaining 50% on the second anniversary of the grant date.

Insurance Matters

Prior to the Effective Date, New Gold will purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by New Gold and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Coeur will, or will cause New Gold and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date. Coeur has agreed to honour all rights to indemnification or exculpation existing on the date of the Arrangement Agreement in favour of present and former officers and directors of New Gold and its Subsidiaries, which will survive the completion of the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

Termination of the Arrangement Agreement

Termination by Either Party

The Arrangement Agreement may be terminated prior to the Effective Time by the mutual written agreement of Coeur and New Gold, or by either New Gold or Coeur if:

(a)	Occurrence of Outside Date. The Effective Time has not occurred on or before May 15, 2026 (the “Initial Outside Date” and as may be extended as described below, the “Outside Date”), provided, however, that if the Effective Time has not occurred by such date by reason of the Regulatory Approvals not having been obtained and all other conditions have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Effective Time, each of which is capable of being satisfied at the Effective Time) or (to the extent permitted by Law) waived, the Initial Outside Date will be extended to August 15, 2026; except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date.

(b)	Illegality. After the date of the Arrangement Agreement, there has been enacted, made or enforced any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins New Gold or Coeur from consummating the Arrangement and such applicable Law, prohibition or enjoinment has become final and non-appealable, provided that the Party seeking to terminate the Arrangement Agreement has used its commercially reasonable efforts to appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement Agreement, and provided further that the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements thereunder.

(c)	Failure to Obtain New Gold Shareholder Approval. The New Gold Shareholder Approval has not been obtained at the Meeting (or any adjournment(s) or postponement(s) thereof) in accordance with the Interim Order, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under the Arrangement Agreement has been the cause of, or resulted in, the failure to receive the New Gold Shareholder Approval.

(d)	Failure to Obtain Coeur Stockholder Approvals. The Coeur Stockholder Approvals have not been obtained at the Coeur Meeting (or any adjournment(s) or postponement(s) thereof) in accordance with applicable Law, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under the Arrangement Agreement has been the cause of, or resulted in, the failure to receive the Coeur Stockholder Approvals.

Termination by Coeur

The Arrangement Agreement may be terminated prior to the Effective Time by Coeur if:

(a)	New Gold Change in Recommendation. The Board makes a New Gold Change in Recommendation described under “Non-Solicitation” above;

(b)	New Gold Material Breach of Non-Solicitation Covenants. New Gold breaches its non-solicitation covenants described under “Non-Solicitation” above in any material respect;

(c)	Breach of Representation or Warranty or Failure to Perform Covenants by New Gold. Subject to compliance with the notice and cure provisions of the Arrangement Agreement, (i) a breach of any representation or warranty by New Gold, or (ii) failure to perform any covenant or agreement on the part of New Gold set forth in the Arrangement Agreement (other than the non-solicitation covenants described under “Non-Solicitation” above), in each case, shall have occurred that would cause the mutual conditions precedent or additional conditions precedent to Coeur’s and the Purchaser’s obligations not to be satisfied, and (A) such breach or failure is incapable of being cured prior to the Outside Date, or (B) if such breach is capable of being cured, is not cured by the time provided in the notice and cure provisions of the Arrangement Agreement; provided that Coeur is not then in breach of the Arrangement Agreement so as to cause any mutual condition precedent or additional conditions precedent to New Gold’s obligations not to be satisfied; or

(d)	Coeur Superior Proposal. Prior to the receipt of the Coeur Stockholder Approvals, Coeur wishes to enter into a definitive agreement with respect to a Coeur Superior Proposal (other than a confidentiality agreement and standstill agreement permitted by the Arrangement Agreement); provided that Coeur is then in compliance with its covenants relating to non-solicitation and Acquisition Proposals under the Arrangement Agreement in all material respects and that, prior to or concurrently with such termination, Coeur pays the Coeur Termination Payment described below.

Termination by New Gold

The Arrangement Agreement may be terminated prior to the Effective Time by New Gold if:

(a)	Coeur Change in Recommendation. The Coeur Board makes a Coeur Change in Recommendation described under “Non-Solicitation” above;

(b)	Coeur Material Breach of Non-Solicitation Covenants. Coeur breaches its non-solicitation covenants described under “Non-Solicitation” above in any material respect;

(c)	Breach of Representation or Warranty or Failure to Perform Covenants by Coeur. Subject to compliance with the notice and cure provisions of the Arrangement Agreement, (i) a breach of any representation or warranty by Coeur, or (ii) failure to perform any covenant or agreement on the part of Coeur set forth in the Arrangement Agreement (other than the non-solicitation covenants described under “Non-Solicitation” above), in each case, shall have occurred that would cause the mutual conditions precedent or additional conditions precedent to New Gold’s obligations not to be satisfied, and (A) such breach or failure is incapable of being cured prior to the Outside Date, or (B) if such breach is capable of being cured, is not cured by the time provided in the notice and cure provisions of the Arrangement Agreement; provided that New Gold is not then in breach of the Arrangement Agreement so as to cause any mutual condition precedent or additional conditions precedent to Coeur’s obligations not to be satisfied; or

(d)	New Gold Superior Proposal. Prior to the approval of the Arrangement Resolution, New Gold wishes to enter into a definitive agreement with respect to a New Gold Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement); provided that New Gold is then in compliance with the covenants relating to non-solicitation and Acquisition Proposals described above in all material respects and that, prior to or concurrently with such termination, New Gold pays the New Gold Termination Payment described below.

Termination Payments

The Arrangement Agreement provides that: (a) if a Coeur Termination Payment Event occurs, Coeur shall pay, as liquidated damages in consideration for the loss of New Gold’s rights under the Arrangement Agreement, by wire transfer of immediately available funds, the Coeur Termination Payment of $413,705,000; and (b) if a New Gold Termination Payment Event occurs, New Gold shall pay, as liquidated damages in consideration for the loss of Coeur’s rights under the Arrangement Agreement, by wire transfer of immediately available funds, the New Gold Termination Payment of $254,725,000. In no event shall either Coeur or New Gold be obligated to pay the Coeur Termination Payment or the New Gold Termination Payment, respectively, on more than one occasion.

A “New Gold Termination Payment Event” means the termination of the Arrangement Agreement:

(a)	by Coeur in the circumstances described in the paragraph “New Gold Change in Recommendation” or “New Gold Material Breach of Non-Solicitation Covenants” under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination by Coeur” above;

(b)	by New Gold in the circumstances described in the paragraph “New Gold Superior Proposal” under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination by New Gold” above; or

(c)	by either Party in the circumstances described in the paragraphs “Occurrence of Outside Date” or “Failure to Obtain New Gold Shareholder Approval” under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination by Either Party” above, or by Coeur in the circumstances described in the paragraph “Breach of Representation or Warranty or Failure to Perform Covenants by New Gold” under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination by Coeur” above, but, in each case, only if:

(i)	prior to such termination, a bona fide Acquisition Proposal in respect of New Gold shall have been made to New Gold and publicly announced by any person making the Acquisition Proposal (other than Coeur or its affiliates),

(ii)	such Acquisition Proposal has not expired or been withdrawn at least five Business Days prior to the Meeting, and

(iii)	within 12 months following the date of such termination, either (A) New Gold or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal other than a confidentiality agreement permitted by the Arrangement Agreement (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (i) and (ii) above) and such Acquisition Proposal is subsequently consummated (whether or not within such 12-month period), or (B) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (i) and (ii) above) is consummated.

A “Coeur Termination Payment Event” means the termination of the Arrangement Agreement:

(a)	by New Gold in the circumstances described in the paragraph “Coeur Change in Recommendation” or “Coeur Material Breach of Non-Solicitation Covenants” under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination by New Gold” above;

(b)	by Coeur in the circumstances described in the paragraph “Coeur Superior Proposal” under the heading “The Arrangement Agreement –Termination of the Arrangement Agreement – Termination by Coeur” above; or

(c)	by either Party in the circumstances described in the paragraphs “Occurrence of Outside Date” or “Failure to Obtain Coeur Stockholder Approvals” under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination by Either Party” above, or by New Gold in the circumstances described in the paragraph “Breach of Representation or Warranty or Failure to Perform Covenants by Coeur” under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination by New Gold” above, but, in each case, only if:

(i)	prior to such termination, a bona fide Acquisition Proposal in respect of Coeur shall have been made to Coeur and publicly announced by any person making the Acquisition Proposal (other than New Gold or its affiliates),

(ii)	such Acquisition Proposal has not expired or been withdrawn at least five Business Days prior to the Coeur Meeting, and

(iii)	within 12 months following the date of such termination, either (A) Coeur or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal other than a confidentiality agreement permitted by the Arrangement Agreement (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (i) and (ii) above) and such Acquisition Proposal is subsequently consummated (whether or not within such 12-month period), or (B) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (i) and (ii) above) is consummated.

For purposes of the New Gold Termination Payment Event and the Coeur Termination Payment Event referred to above, the term “Acquisition Proposal” has the meaning assigned thereto under “Glossary of Terms”, except that any reference to “20%” therein is deemed to be a reference to “50%”.

Expense Reimbursement Payable by New Gold

In the event that the Arrangement Agreement is terminated by either Coeur or New Gold in the circumstances described in the paragraphs “Failure to Obtain New Gold Shareholder Approval” under the heading “Termination of the Arrangement Agreement – Termination by Either Party” above, and the Board has not made a New Gold Change in Recommendation, New Gold will reimburse Coeur for all reasonable and documented expenses incurred by Coeur’s third-party Representatives in respect of the Arrangement and the Arrangement Agreement, up to a maximum of $33,965,000 (the “Expense Reimbursement Amount”). However, if New Gold is required to pay the New Gold Termination Payment to Coeur due to a New Gold Termination Payment Event occurring, New Gold will not be required to pay the Expense Reimbursement Amount to Coeur. If an Expense Reimbursement Amount has been paid in circumstances where the New Gold Termination Payment later becomes payable, the amount of the Expense Reimbursement Amount will be credited against the applicable termination payment.

Expense Reimbursement Payable by Coeur

In the event that the Arrangement Agreement is terminated by either Coeur or New Gold in the circumstances described in the paragraphs “Failure to Obtain Coeur Stockholder Approvals” under the heading “Termination of the Arrangement Agreement – Termination by Either Party” above, and the Coeur Board has not made a Coeur Change in Recommendation, Coeur will reimburse New Gold for all reasonable and documented expenses incurred by New Gold’s third-party Representatives in respect of the Arrangement and the Arrangement Agreement, up to a maximum of the Expense Reimbursement Amount. However, if Coeur is required to pay the Coeur Termination Payment due to a Coeur Termination Payment Event occurring, Coeur will not be required to pay the Expense Reimbursement Amount to New Gold. If an Expense Reimbursement Amount has been paid in circumstances where the Coeur Termination Payment later becomes payable, the amount of the Expense Reimbursement Amount will be credited against the applicable termination payment.

Amendments

Subject to the provisions of the Interim Order, the Final Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto;

(c)	waive compliance with or modify any of the covenants therein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent contained therein.

In addition, pursuant to the Plan of Arrangement:

(a)	Coeur and New Gold reserve the right to amend, modify or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) agreed to in writing by New Gold and Coeur, (ii) filed with the Court and, if made following the Meeting, approved by the Court, and (iii) communicated to Shareholders and holders of Incentive Awards if and as required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to the Plan of Arrangement may be proposed by Coeur and New Gold at any time prior to the Meeting (provided, however, that Coeur and New Gold shall have consented thereto in writing), with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to the Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if: (i) it is consented to in writing by each of Coeur and New Gold (each acting reasonably); and (ii) if required by the Court, it is consented to by the Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to the Plan of Arrangement may be made by New Gold and Coeur without the approval of or communication to the Court or the Shareholders, provided that it concerns a matter which, in the reasonable opinion of New Gold and Coeur, is of an administrative or ministerial nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of any of the Shareholders or holders of Incentive Awards.

(e)	The Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Governing Law

The Arrangement Agreement is governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Injunctive Relief

In addition to any other remedy that may be available to each Party under the terms of the Arrangement Agreement, a non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief or specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

Support and Voting Agreements

New Gold has entered into Coeur Support and Voting Agreements with the directors and senior officers of Coeur, pursuant to which the Coeur Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Coeur Support and Voting Agreements, to vote their Coeur Shares in favour of the Coeur Stock Issuance and the Coeur Charter Amendment. As at the Coeur Record Date, the Coeur Supporting Shareholders collectively beneficially owned or exercised control or direction over 9,327,427 Coeur Shares, representing approximately 1.5% of the issued and outstanding Coeur Shares.

The Coeur Support and Voting Agreements establish, among other things, the agreement of the Coeur Supporting Shareholders party thereto to: (a) vote their Coeur Shares (i) in favour of the approval, consent, ratification and adoption of the Coeur Stock Issuance, the Coeur Charter Amendment and any other matter necessary for the consummation of the Arrangement, and (ii) against any resolution, action, proposal, transaction or agreement proposed by any other person, that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay or interfere with the completion of the Arrangement; and (b) not (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of their Coeur Shares to any person, other than pursuant to the Arrangement Agreement, or (ii) agree to take any of the foregoing actions.

The Coeur Support and Voting Agreements automatically terminate upon the earliest to occur of: (a) the Effective Time; (b) the date on which the Arrangement Agreement is terminated in accordance with its terms; and (c) the completion of the Coeur Meeting.

Coeur has entered into New Gold Support and Voting Agreements with the directors and officers of New Gold, pursuant to which the New Gold Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the New Gold Support and Voting Agreements, to vote their New Gold Shares in favour of the Arrangement Resolution to approve the Arrangement. As at the Record Date, the New Gold Supporting Shareholders collectively beneficially owned or exercised control or direction over 738,780 New Gold Shares, representing approximately 0.1% of the issued and outstanding New Gold Shares.

The New Gold Support and Voting Agreements establish, among other things, the agreement of the New Gold Supporting Shareholders party thereto to: (a) vote their New Gold Shares (i) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (ii) against any resolution, action, proposal, transaction or agreement proposed by any other person, that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay or interfere with the completion of the Arrangement; (b) not exercise any rights of dissent or rights of appraisal in connection with the Arrangement; and (c) not (i) Transfer, or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of their New Gold Shares to any person, other than pursuant to the Arrangement Agreement, or (ii) agree to take any of the foregoing actions.

The New Gold Support and Voting Agreements automatically terminate upon the earliest to occur of: (a) the Effective Time; (b) the date on which the Arrangement Agreement is terminated in accordance with its terms; and (c) the completion of the Meeting.

The Coeur Supporting Shareholders and the New Gold Supporting Shareholders are bound under the Coeur Support and Voting Agreements and New Gold Support and Voting Agreements, respectively, solely in their capacity as securityholders. Nothing in the Coeur Support and Voting Agreements and the New Gold Support and Voting Agreements limits or restricts any actions of the Coeur Supporting Shareholders and New Gold Supporting Shareholders, respectively, taken by them in their capacity as a director and/or officer of Coeur or New Gold, as applicable, or limit in any way whatsoever the exercise of fiduciary duties as a director or officer of Coeur or New Gold, as applicable.

The foregoing is a summary of the material terms of the Support and Voting Agreements and is subject to, and qualified in its entirety by, the full text of the Support and Voting Agreements. A copy of each of the form of New Gold Support and Voting Agreement and form of Coeur Support and Voting Agreement is appended as Schedule E and Schedule F, respectively, to the Arrangement Agreement available under New Gold’s issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement that are generally applicable to a beneficial owner of New Gold Shares who at all relevant times and for purposes of the Tax Act: (a) deals at arm’s-length with each of New Gold and Coeur; (b) is not and will not be affiliated with either of New Gold or Coeur; and (c) holds New Gold Shares and will hold Coeur Shares received pursuant to the Arrangement as capital property (each such beneficial owner in this section, a “Holder”). Generally, New Gold Shares and Coeur Shares will be capital property to a Holder provided that the Holder does not hold such shares in the course of carrying on a business and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the facts set forth in this Circular, the current provisions of the Tax Act in force as of the date hereof, including the regulations thereunder, and counsel’s understanding of the current administrative policies and assessing practices of the CRA publicly available in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein.

This summary is not applicable to persons holding New Gold DSUs, New Gold Options, New Gold PSUs, New Gold RSUs or other conversion or exchange rights to acquire New Gold Shares, and the tax considerations relevant to such holders are not discussed herein. Any such persons referenced above should consult their own tax advisor with respect to the tax consequences of the Arrangement.

In addition, this summary is not applicable to a Holder: (a) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market rules”); (b) that is a “specified financial institution” or a “restricted financial institution” (both as defined in the Tax Act); (c) an interest in which is, or whose New Gold Shares are or Coeur Shares would be, a “tax shelter” or a “tax shelter investment” (as defined in the Tax Act); (d) that has made a “functional currency” election to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (e) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; (f) if Coeur, or any of its subsidiaries, is at any time a “foreign affiliate”, as defined in the Tax Act, of such Holder or of another corporation resident in Canada that does not deal at arm’s length with the Holder for the purposes of the Tax Act (including for the purposes of any “specified provision” listed in paragraphs 93.1(1.1)(a-d) of the Tax Act); (g) that has entered into or will enter into a “synthetic disposition agreement”, or a “derivative forward agreement” (as such terms are defined in the Tax Act) with respect to New Gold Shares or Coeur Shares; (h) that is exempt from tax under Part I of the Tax Act; or (i) that acquired or will acquire any of their New Gold Shares under an equity-based employment compensation arrangement or otherwise by virtue of employment with New Gold or as a service provider to New Gold, including in connection with the exercise, surrender or transfer of such an incentive under the Arrangement. All such Holders should consult with their own tax advisors to determine the tax consequences to them of the Arrangement.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax Laws.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars as determined in accordance with the Tax Act, generally based on the Bank of Canada daily exchange rate on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada). The amount of dividends to be included in the income of, and the amount of capital gains or capital losses realized by, a Holder may be affected by fluctuation in the relevant Canadian dollar exchange rate.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention is, or is deemed to be, resident in Canada (a “Resident Holder”).

Certain Resident Holders whose New Gold Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their New Gold Shares (but not their Coeur Shares) and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made or in any subsequent taxation year, be deemed to be capital property. Resident Holders should consult their own tax advisors as to whether they hold or will hold their New Gold Shares and Coeur Shares as capital property and whether such election can or should be made in respect of their New Gold Shares.

Disposition of New Gold Shares under the Arrangement

Under the Arrangement, a Resident Holder (other than a Resident Dissenter) will dispose of their New Gold Shares to the Purchaser in consideration for Coeur Shares pursuant to the Plan of Arrangement. Such a Resident Holder will be considered to have disposed of each New Gold Share for proceeds of disposition equal to the aggregate fair market value of the Consideration received by the Resident Holder in exchange therefor. As a result, the Resident Holder will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the New Gold Shares immediately before the time of disposition and any reasonable costs of disposition. The treatment of capital gains and capital losses is discussed below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

The cost of the Coeur Shares acquired by a Resident Holder will be equal to the fair market value of the Coeur Shares at the time of acquisition. For the purpose of determining the adjusted cost base of a Coeur Share to a Resident Holder, when a Coeur Share is acquired, the cost of the newly acquired Coeur Share will be averaged with the adjusted cost base of all identical Coeur Shares, if any, owned by the Resident Holder as capital property immediately before that acquisition.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a “Resident Dissenter”) will be deemed to have transferred such Resident Dissenter’s New Gold Shares to New Gold under the Arrangement and will be entitled to receive a payment from New Gold of an amount equal to the fair value of the Resident Dissenter’s New Gold Shares.

A Resident Dissenter who is entitled to be paid the fair value of their New Gold Shares by New Gold will be deemed to have received a taxable dividend in the taxation year of payment equal to the amount, if any, by which such payment (other than that portion that is in respect of interest, if any, awarded by the Court) exceeds the “paid-up capital” (determined for purposes of the Tax Act) attributable to such Resident Dissenter’s New Gold Shares immediately before their surrender to New Gold pursuant to the Arrangement.

A Resident Dissenter who is an individual will be required to include in income the amount of any dividend deemed to be received on the Resident Dissenter’s New Gold Shares and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a “taxable Canadian corporation”, as defined in the Tax Act, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by New Gold as “eligible dividends”, as defined in the Tax Act.

A Resident Dissenter that is a corporation will be required to include in income any dividend deemed to be received on the Resident Dissenter’s New Gold Shares, but generally will be entitled to deduct an equivalent amount in computing its taxable income. Resident Dissenters that are corporations should consult their tax advisors on the potential application of subsection 55(2) of the Tax Act that may result in a portion or all of such dividends being treated as proceeds of disposition or a capital gain, to the extent and under the circumstances specified in the Tax Act.

A Resident Dissenter that is a “private corporation” or a “subject corporation” (both, as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a tax (refundable under certain circumstances) on any dividend that it is deemed to receive on New Gold Shares to the extent that the dividend is deductible in computing the Resident Dissenter’s taxable income.

Taxable dividends received by a Resident Dissenter that is an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. See “Holders Resident in Canada – Alternative Minimum Tax” below.

In addition, a Resident Dissenter will be considered to have disposed of such New Gold Shares for proceeds of disposition equal to the payment received (other than that portion that is in respect of interest, if any, awarded by the Court), less the amount of any deemed dividend arising on the surrender of such New Gold Shares as described above. The Resident Dissenter will, in general, realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Dissenter of the New Gold Shares immediately before their surrender to New Gold pursuant to the Arrangement. The treatment of capital gains and capital losses is discussed below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

A Resident Dissenter will be required to include in computing their income any interest awarded by a court in connection with the Arrangement.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in the year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”. For this purpose, aggregate investment income will include an amount in respect of taxable capital gains, dividends or deemed dividends not deductible in computing taxable income, and interest.

Dividends on Coeur Shares

A Resident Holder will be required to include in computing income for a taxation year the amount of dividends, if any, received or deemed to be received in respect of Coeur Shares, including amounts withheld for foreign withholding tax, if any. For individuals (including certain trusts), such dividends will not be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. A Resident Holder including a Resident Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income.

Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received by the Resident Holder on the Coeur Shares. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.

Dispositions of Coeur Shares

A Resident Holder that disposes or is deemed to dispose of a Coeur Share in a taxation year will realize a capital gain (or capital loss) in the year of the disposition equal to the amount by which the proceeds of disposition of the Coeur Share exceeds (or is less than) the Resident Holder’s adjusted cost base immediately before the disposition and any reasonable costs of disposition. The treatment of capital gains and capital losses is discussed below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

In certain circumstances foreign tax may be required to be paid by a Resident Holder in connection with the realization of a capital gain on the disposition of Coeur Shares. Any such foreign tax may be eligible for a deduction or credit under the Tax Act. Resident Holders should consult their own tax advisors regarding their eligibility for such deductions or credits having regard to their own particular circumstances.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder must deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by such Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year to the extent and under the circumstances specified in the Tax Act.

The amount of a capital loss otherwise arising on the disposition of a New Gold Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by dividends previously received or deemed to have been received on such share (or on a share for which such share was exchanged). Similar rules may apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax

Dividends received or deemed to be received on the New Gold Shares, or a capital gain realized on the New Gold Shares or Coeur Shares by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors having regard to their own particular circumstances.

Offshore Investment Fund Property Rules

The Tax Act contains provisions (the “OIF Rules”) which may, in certain circumstances, require a Resident Holder to include an amount in income in each taxation year in respect of the acquisition and holding of Coeur Shares, if (a) the value of such Coeur Shares may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in certain assets described in paragraph 94.1(1)(b) of the Tax Act, particularly (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, “Investment Assets”); and (b) it may reasonably be concluded that one of the main reasons for the Resident Holder acquiring, holding or having the Coeur Shares was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Holder.

In making the determination under item (b) in the preceding paragraph, the OIF Rules provide that regard must be had to all of the circumstances, including: (a) the nature, organization and operation of any non-resident entity, including the Coeur, and the form of, and the terms and conditions governing, the Resident Holder’s interest in, or connection with, any such non-resident entity; (b) the extent to which any income, profit and gains that may reasonably be considered to be earned or accrued, whether directly or indirectly, for the benefit of any such non-resident entity, including Coeur, are subject to an income or profits tax that is significantly less than the income tax that would be applicable to such income, profits and gains if they were earned directly by the Resident Holder; and (c) the extent to which any income, profits and gains of any such non-resident entity, including Coeur, for any fiscal period are distributed in that or the immediately following fiscal period.

If applicable, the OIF Rules generally require a Resident Holder to include in the Resident Holder’s income for each taxation year in which such Resident Holder owns Coeur Shares the amount, if any, by which (a) the total of all amounts each of which is the product obtained when the Resident Holder’s “designated cost” (as defined in the Tax Act) of Coeur Shares at the end of a month in the year is multiplied by 1/12 of the aggregate of the prescribed rate of interest for the period including that month plus two percentage points exceeds (b) any dividends or other amounts included in computing such Resident Holder’s income for the year (other than a capital gain) in respect of Coeur Shares determined without reference to the OIF Rules. Any amount required to be included in computing a Resident Holder’s income in respect of Coeur Shares under these provisions will be added to the adjusted cost base and the designated cost of Coeur Shares to the Resident Holder.

The OIF Rules are complex and their application and consequences depend, to a large extent, on the reasons for a Resident Holder acquiring or holding Coeur Shares. Resident Holders are urged to consult their own tax advisors regarding the application and consequences of the OIF Rules in their own particular circumstances.

Foreign Property Information Reporting

Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including the Coeur Shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing prescribed information. Subject to certain exceptions, a Resident Holder, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a “specified Canadian entity,” as will certain partnerships.

Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s “specified foreign property” (as defined in the Tax Act) on a timely basis in accordance with the Tax Act. The reporting rules in the Tax Act are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding the reporting rules contained in the Tax Act and compliance with these reporting requirements.

Eligibility for Investment by Registered Plans

Provided that the Coeur Shares are and continue to be listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the NYSE), such Coeur Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered disability savings plans (“RDSPs”), deferred profit sharing plans, registered education savings plans (“RESPs”), first home savings accounts (“FHSAs”), and tax-free savings accounts (“TFSAs” and, together with RRSP, RRIF, RDSP, RESP, and FHSA, “Registered Plans”).

Notwithstanding the foregoing, if a Coeur Share is a “prohibited investment” (as defined in the Tax Act) for a trust governed by a Registered Plan, the holder, subscriber or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. Based on the current provisions of the Tax Act in force as of the date hereof and the regulations thereunder, a Coeur Share will not be a prohibited investment for a trust governed by a Registered Plan, provided that the holder, subscriber or annuitant of the Registered Plan, as the case may be, (a) deals at arm’s-length with Coeur for purposes of the Tax Act; and (b) does not have a “significant interest” (as defined in the Tax Act) in Coeur. In addition, Coeur Shares will generally not be a prohibited investment if such shares are “excluded property” (as defined in the Tax Act) for a Registered Plan.

Resident Holders who will hold or who intend to hold the Coeur Shares in a Registered Plan should consult their own tax advisors regarding their particular circumstances in advance of the Arrangement.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, (a) is neither resident nor deemed to be resident in Canada; (b) does not, and will not, use or hold, and is not deemed to, and will not be deemed to, use or hold, New Gold Shares or Coeur Shares in connection with carrying on a business in Canada; and (c) is not a “specified non-resident shareholder” of New Gold, or a person who does not deal at arm’s length with a “specified shareholder” of New Gold, for purposes of the “thin capitalization” rules in the Tax Act (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, apply to a Holder that is an “authorized foreign bank” (as defined in the Tax Act) or an insurer carrying on business in Canada or elsewhere. Such Holders should consult their own tax advisors.

Disposition of New Gold Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of New Gold Shares to Coeur under the Arrangement unless the New Gold Shares constitute “taxable Canadian property” and do not constitute “treaty-protected property” (each as defined in the Tax Act) to the Non-Resident Holder.

Generally, a New Gold Share will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the New Gold Share is listed on a “designated stock exchange” (which currently includes the NYSE American and the TSX) unless, at any time during the 60 month period immediately preceding the disposition: (a) the Non-Resident Holder, any one or more other persons with whom the Non-Resident Holder did not deal at arm’s-length, any partnership in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s-length holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons and partnerships, held 25% or more of the issued shares of any class or series in the capital of New Gold; and (b) more than 50% of the fair market value of the New Gold Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain other circumstances a New Gold Share could be deemed to be taxable Canadian property for the purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

Even if New Gold Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the New Gold Shares will not be included in computing the Non-Resident Holder’s taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the New Gold Shares constitute “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. New Gold Shares will generally be considered “treaty-protected property” of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from the disposition is, because of an applicable income tax treaty, exempt from tax under the Tax Act.

In the event that the New Gold Shares constitute taxable Canadian property and are not treaty-protected property (as defined in the Tax Act) to a particular Non-Resident Holder, the Non-Resident Holder will generally be subject to the tax considerations described above under “Holders Resident in Canada – Disposition of New Gold Shares under the Arrangement” and “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”. A Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property may have to file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for tax under the Tax Act in respect of such disposition.

Non-Resident Holders whose New Gold Shares are, or may be, taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their New Gold Shares constitute treaty-protected property, and any resulting Canadian tax reporting obligations.

Dissenting Non-Resident Holders

A Non-Resident Holder of New Gold Shares who validly exercises Dissent Rights (a “Non-Resident Dissenter”) will be deemed to have transferred such Non-Resident Dissenter’s New Gold Shares to New Gold under the Arrangement and will be entitled to receive a payment from New Gold of an amount equal to the fair value of the Non-Resident Dissenter’s New Gold Shares.

A Non-Resident Dissenter who is entitled to be paid the fair value of their New Gold Shares by New Gold will be deemed to have received a taxable dividend in the taxation year of payment equal to the amount, if any, by which such payment (other than that portion that is in respect of interest, if any, awarded by the Court) exceeds the “paid-up capital” (determined for purposes of the Tax Act) attributable to such Non-Resident Dissenter’s New Gold Shares immediately before their surrender to New Gold pursuant to the Arrangement. Any such deemed dividend will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend. The withholding tax may be reduced pursuant to the provisions of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), the withholding rate on any such deemed dividend beneficially owned by a Non-Resident Holder that is a resident of the United States for purposes of the Canada-U.S. Tax Treaty and fully entitled to the benefits of such treaty is generally reduced to 15%.

In addition, a Non-Resident Dissenter will be considered to have disposed of such New Gold Shares for proceeds of disposition equal to the payment received (other than that portion that is in respect of interest, if any, awarded by the Court), less the amount of any deemed dividend arising on the surrender of such New Gold Shares as described above. The Resident Dissenter will, in general, realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Dissenter of the New Gold Shares immediately before their surrender to New Gold pursuant to the Arrangement.

As discussed above under “Holders Not Resident in Canada – Disposition of New Gold Shares under the Arrangement”, any resulting capital gain would only be subject to tax under the Tax Act if the New Gold Shares are taxable Canadian property to the Non-Resident Holder at the Effective Time and are not treaty-protected property of the Non-Resident Holder at that time.

Any interest awarded by a court in connection with the Arrangement and paid or deemed to be paid to a Non-Resident Dissenter will generally not be subject to Canadian withholding tax unless such interest constitutes “participating debt interest” (as defined in the Tax Act).

Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Dividends on Coeur Shares

Dividends paid on Coeur Shares to a Non-Resident Holder will generally not be subject to Canadian withholding tax or other income tax under the Tax Act.

Dispositions of Coeur Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of Coeur Shares unless such Coeur Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of such disposition or deemed disposition.

The circumstances under which Coeur Shares may be “taxable Canadian property” or “treaty-protected property”, and consequences to a Non-Resident Holder of disposing of Coeur Shares that are “taxable Canadian property” and are not “treaty protected property”, are generally the same as those described above with respect to New Gold Shares under “Holders Not Resident in Canada – Disposition of New Gold Shares under the Arrangement”.

Non-Resident Holders whose Coeur Shares may constitute taxable Canadian property are urged to consult their own tax advisers with respect to the Canadian federal income tax consequences to them of disposing of Coeur Shares, including any resulting Canadian tax reporting obligations.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations under the U.S. Tax Code, generally applicable to certain U.S. Holders relating to the Arrangement, the receipt of the Consideration pursuant to the Arrangement, and the ownership and disposition of the Coeur Shares by such U.S. Holders following the Arrangement. This discussion is based upon the provisions of the U.S. Tax Code, existing final and temporary U.S. Treasury Regulations, the Canada-United States Tax Convention (1980), as amended, and current administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Changes in these authorities may cause the U.S. federal income tax consequences to vary substantially from those described below.

This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state or local, U.S. federal net investment income or non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of Coeur Shares received pursuant to the Arrangement. This summary does not address the U.S. federal income tax consequences of transactions effected prior to or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), and does not address any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving New Gold Options, New Gold PSUs, New Gold RSUs, and New Gold DSUs or any rights to acquire New Gold Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such a position would not be sustained by a court. This discussion also assumes that the Arrangement is carried out as described in this Circular and that the Arrangement is not integrated with any other transaction for U.S. federal income tax purposes.

This discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of New Gold Shares (or, after the Arrangement, Coeur Shares) and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder is made. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. This discussion applies only to U.S. Holders that own New Gold Shares and will own Coeur Shares as “capital assets” within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment), and does not discuss all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, including without limitation:

•	banks, trusts, mutual funds and other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	brokers, dealers or traders in securities, currencies or commodities;

•	tax-exempt organizations, tax-qualified retirement accounts, or pension funds;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other tax-deferred accounts;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates or former long-term residents of the United States;

•	persons subject to taxing jurisdictions other than, or in addition to, the United States;

•	persons subject to special tax accounting rules;

•	U.S. Holders that own, directly, indirectly or constructively, five percent (5%) or more of the total voting power or total value of all of the outstanding stock of New Gold or Coeur, as applicable;

•	persons liable for the alternative minimum tax;

•	holders that hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	holders other than U.S. Holders;

•	partnerships or other pass-through entities (and partners or other owners thereof);

•	S corporations (and shareholders thereof);

•	U.S. Holders that hold their New Gold Shares (or after the Arrangement, Coeur Shares) in connection with a trade or business, permanent establishment, or fixed base outside the U.S.;

•	U.S. Holders that acquired their New Gold Shares through gift or inheritance; and

•	holders, such as holders of New Gold Options, New Gold DSUs, New Gold PSUs and New Gold RSUs, who received their New Gold Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services or through a tax-qualified retirement plan.

U.S. Holders that are subject to special provisions under the U.S. Tax Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences relating to the Arrangement, the receipt of the Consideration pursuant to the Arrangement, and the ownership and disposition of the Coeur Shares by such U.S. Holders following the Arrangement.

U.S. Holders are urged to also review the separate discussion concerning Canadian federal income tax consequences. See “Certain Canadian Federal Income Tax Considerations”.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of New Gold Shares at the time of the Arrangement and, to the extent applicable, Coeur Shares following the Arrangement, that is:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership or other “pass-through” entity for U.S. federal income tax purposes, holds New Gold Shares at the time of the Arrangement or, to the extent applicable, Coeur Shares following the Arrangement, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A shareholder that is a partnership and a partner (or other owner) in such partnership is urged to consult its own tax advisors about the U.S. federal income tax consequences of the Arrangement.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL UNITED STATES TAX CONSEQUENCES RELATING TO THE ARRANGEMENT AND HOLDING AND DISPOSING OF COEUR SHARES RECEIVED PURSUANT TO THE ARRANGEMENT. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS.

U.S. Federal Income Tax Consequences of the Arrangement and the Receipt of the Consideration Pursuant to the Arrangement

It is intended that, for U.S. federal income tax purposes, the Arrangement qualify as a “reorganization” within the meaning of section 368(a) of the U.S. Tax Code. However, no opinion of counsel has been obtained, and neither Coeur nor New Gold intends to seek a ruling from the IRS regarding the characterization of the Arrangement for U.S. federal income tax purposes. Therefore, there can be no assurance that the IRS will not disagree with or challenge the intended characterization of the Arrangement for U.S. federal income tax purposes.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a “reorganization” within the meaning of section 368(a) of the U.S. Tax Code, and subject to the PFIC rules discussed below, the following U.S. federal income tax consequences will result for U.S. Holders who do not exercise Dissent Rights:

•	a U.S. Holder should not recognize gain or loss on the exchange of New Gold Shares for Coeur Shares pursuant to the Arrangement;

•	the aggregate tax basis of Coeur Shares acquired by a U.S. Holder pursuant to the Arrangement should be equal to such U.S. Holder’s aggregate tax basis in the New Gold Shares surrendered in exchange therefor; and

•	the holding period of a U.S. Holder for Coeur Shares acquired pursuant to the Arrangement should include such U.S. Holder’s holding period for New Gold Shares surrendered in exchange therefor.

If a U.S. Holder holds different blocks of New Gold Shares (generally as a result of having acquired different blocks of shares at different times or at different costs), such U.S. Holder’s tax basis and holding period in its Coeur Shares may be determined with reference to each block of New Gold Shares surrendered in exchange therefor. Any such holder is urged to consult its own tax advisors with regard to identifying the bases or holding periods of the particular Coeur Shares received in the Arrangement.

In general, if the Arrangement does not qualify as a “reorganization”, and subject to the PFIC rules discussed below, the following U.S. federal income tax consequences will result for U.S. Holders who do not exercise Dissent Rights:

•	a U.S. Holder will recognize gain or loss on the exchange of New Gold Shares for Coeur Shares pursuant to the Arrangement in an amount equal to the difference, if any, between (a) the fair market value of the Coeur Shares received in exchange for the New Gold Shares and (b) the adjusted tax basis of such U.S. Holder in the New Gold Shares surrendered in exchange therefor;

•	the aggregate tax basis of a U.S. Holder in the Coeur Shares acquired pursuant to the Arrangement will be equal to the fair market value of such Coeur Shares on the date of receipt; and

•	the holding period of a U.S. Holder for the Coeur Shares acquired pursuant to the Arrangement will begin on the day after the date of receipt.

Subject to the PFIC rules discussed below, any gain or loss described in the first bullet point immediately above would be capital gain or loss, which would be long-term capital gain or loss if such New Gold Shares are held for more than one year on the date of the exchange. For these purposes, U.S. Holders must calculate gain or loss separately for each identified block of New Gold Shares (that is, the New Gold Shares acquired at the same cost in a single transaction) surrendered in exchange for Coeur Shares pursuant to the Arrangement. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code. Any capital gain or loss recognized by a U.S. Holder will generally be treated as “U.S. source” gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

In General

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a passive foreign investment company within the meaning of section 1297 of the U.S. Tax Code (“PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to “look through” rules, either: (a) at least 75% of its gross income is “passive” income; or (b) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business, and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. Passive income generally excludes active business gains arising from the sale of commodities, if substantially all of a non-U.S. corporation’s commodities are stock in trade or inventory, real and depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business, and certain other requirements are met.

Based on New Gold’s income, assets, and activities, New Gold believes that it is not classified as a PFIC for the current taxable year and does not anticipate being classified as a PFIC in the taxable year that includes the closing of the Arrangement (if different). In addition, New Gold believes that it was not classified as a PFIC within the previous five taxable years. However, no opinion of legal counsel or ruling from the IRS concerning the PFIC status of New Gold has been obtained or will be requested. The determination of whether any corporation was, is or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the entire course of each such tax year and, as a result, often cannot be predicted with certainty for the current tax year or for any future tax year. There cannot be any assurance that the IRS will not challenge any determination New Gold might make concerning its PFIC status in any taxable year. If New Gold is a PFIC for any year during which a U.S. Holder holds its shares, such holder will be subject to the rules described below under “Consequences of PFIC Status”.

Each U.S. Holder is urged to consult its own tax advisors regarding New Gold’s PFIC status.

Consequences of PFIC Status

Even if the Arrangement qualifies as a reorganization with the meaning of section 368(a) of the U.S. Tax Code, section 1291(f) of the U.S. Tax Code provides that, to the extent provided in U.S. Treasury Regulations, a U.S. Holder that disposes of PFIC stock must recognize gain notwithstanding any other provisions of the U.S. Tax Code. Under proposed U.S. Treasury Regulations, if New Gold is determined to be a PFIC for any taxable year (or portion thereof) that is included in a U.S. Holder’s holding period for its New Gold Shares and either the U.S. Holder did not make a timely qualified electing fund (“QEF”) election for New Gold’s first taxable year as a PFIC in which the U.S. Holder held New Gold Shares, a QEF election along with a “purging election” or a timely mark-to-market election, or the Arrangement does not qualify as a transfer to a U.S. person under proposed U.S. Treasury Regulations Section 1.1291-6(c), then such U.S. Holder generally will be subject to special rules. Under these rules:

(a)	the Arrangement would be treated as a taxable exchange in which gain (but not loss) would be recognized by a U.S. Holder even if such transaction qualifies as a reorganization within the meaning of section 368(a) of the U.S. Tax Code;

(b)	any gain on the exchange of New Gold Shares would be allocated rateably over such U.S. Holder’s holding period;

(c)	the amount allocated to the current tax year and any year prior to the first year in which New Gold was classified as a PFIC would be taxed as ordinary income in the current year;

(d)	the amount allocated to each of the other tax years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

(e)	an interest charge for a deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other tax years referred to in (d) above, which interest charge would generally not be deductible by non-corporate U.S. Holders.

As indicated above, there are certain U.S. federal income tax elections that sometimes can be made to generally mitigate or avoid these PFIC tax consequences if New Gold were to be classified as a PFIC for any tax year during which a U.S. Holder has held New Gold Shares. The impact of the PFIC rules on a U.S. Holder of New Gold Shares will depend in part on whether the U.S. Holder has made a timely and effective election to treat New Gold as a QEF or made a mark-to-market election. A U.S. Holder is urged to consult its own tax advisors regarding the availability and consequences of making a QEF election or a mark-to-market election with respect to New Gold.

Notwithstanding the foregoing, under proposed U.S. Treasury Regulations section 1.1291-6(c), a U.S. Holder that did not elect to treat a PFIC as a QEF or make a mark-to-market election with respect to a PFIC nonetheless would not recognize gain on a direct or indirect disposition of stock of a PFIC that results from a reorganization under section 368 of the U.S. Tax Code if immediately after the reorganization such stock is owned or considered owned by a U.S. person (U.S. transferee), provided that:

(a)	the basis of the stock in the hands of its actual owner immediately after the reorganization is no greater than the basis of such stock in the hands of its actual owner immediately before the reorganization;

(b)	the U.S. transferee’s holding period for the transferred stock is at least as long as the holding period of the shareholder immediately before the transfer; and

(c)	the aggregate ownership of the U.S. Holder and the U.S. transferee immediately after the reorganization (determined without regard to stock held by the U.S. transferee prior to the reorganization) is the same as or greater than the U.S. Holder’s proportionate ownership immediately before the reorganization.

New Gold and Coeur expect that the Arrangement will satisfy the requirements under proposed U.S. Treasury Regulations Section 1.1291-6(c) for a transfer to a U.S. person, but can provide no assurance in this regard. No opinion of legal counsel or ruling from the IRS concerning this exception has been obtained or will be requested.

Moreover, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 1, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury Regulations, taxpayers may apply reasonable interpretations of the U.S. Tax Code provisions applicable to PFICs and that it considers the rules set forth in the proposed U.S. Treasury Regulations to be reasonable interpretations of those U.S. Tax Code provisions.

The rules for PFICs, QEF elections, mark-to-market elections and other elections are complex and affected by various factors in addition to those described above. U.S. Holders are urged to consult their own tax advisors regarding the application of the rules to their particular circumstances.

Payments Related to Dissent Rights

For U.S. federal income tax purposes, a U.S. Holder that receives a payment for its New Gold Shares pursuant to the exercise of Dissent Rights will generally recognize gain or loss equal to the difference, if any, between (a) the cash received; and (b) such U.S. Holder’s adjusted tax basis in the New Gold Shares surrendered in exchange therefor. Subject to the PFIC rules discussed above, such recognized gain or loss would generally constitute capital gain or loss and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Dissent Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. The deductibility of capital losses is subject to limitations under the U.S. Tax Code.

Specified Foreign Financial Assets Reporting

Certain U.S. Holders that hold “specified foreign financial assets” are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not held in an account maintained by a financial institution, securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult their own tax advisors regarding the possible reporting requirements with respect to their investments in New Gold Shares and the penalties for non-compliance.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Coeur Shares

Distributions with Respect to Coeur Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Coeur Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Coeur, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Coeur, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Coeur Shares and thereafter as gain from the sale or exchange of such Coeur Shares (see “Sale or Other Taxable Disposition of Coeur Shares” below). Dividends received on Coeur Shares by corporate U.S. Holders generally will be eligible for the “dividends received deduction” subject to various conditions and limitations, including holding period requirements. Dividends paid by Coeur to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Coeur Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Coeur Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in such Coeur Shares surrendered in the sale or other disposition. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Coeur Shares are held for more than one year. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code.

Backup Withholding and Information Reporting

The proceeds of a sale or deemed sale by a U.S. Holder of New Gold Shares or Coeur Shares, or distributions thereon, may be subject to information reporting to the IRS and to U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

THIS DISCUSSION IS GENERAL IN NATURE AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER IN LIGHT OF THE SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, OR TO CERTAIN TYPES OF SHAREHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAWS. YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ARRANGEMENT AND THE HOLDING AND DISPOSING OF COEUR SHARES RECEIVED PURSUANT TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS.

RISK FACTORS

Shareholders that vote in favour of the Arrangement Resolution are voting in favour of combining the businesses of New Gold and Coeur and are making an investment decision with respect to Coeur Shares. Shareholders should carefully consider the risk factors set out below relating to the Arrangement and the proposed combination of New Gold’s and Coeur’s respective businesses. Shareholders should also carefully consider the risk factors contained in the documents incorporated by reference in this Circular as described under Appendix G and Appendix H. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or not considered material to New Gold, may also adversely affect the Arrangement, New Gold or Coeur prior to the completion of the Arrangement or the combined businesses following completion of the Arrangement. These risk factors should be considered in conjunction with all other information contained in this Circular, including the documents incorporated by reference herein, and documents filed by New Gold and Coeur pursuant to applicable Laws from time to time.

Risk Factors Relating to the Arrangement

The Arrangement may not be completed

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside of the control of New Gold or Coeur. Among other things, the Arrangement is conditional upon the approval of the Arrangement Resolution by Shareholders, approval of the Coeur Stock Issuance and Coeur Charter Amendment by Coeur Stockholders, TSX and NYSE approvals, Court approval and Regulatory Approvals. There can be no assurance that any or all such conditions precedent to the Arrangement will be satisfied or waived, nor can there be any certainty about the timing of their satisfaction or waiver. A substantial delay in satisfying the conditions precedent, including in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any approvals could have an adverse effect on the business, financial condition or results of operations of New Gold, Coeur or the Combined Company and, in some cases, could result in the Arrangement not being completed.

In addition, each of Coeur and New Gold has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can New Gold provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. For instance, either Coeur or New Gold has the right, in certain circumstances, to terminate the Arrangement Agreement if a New Gold Material Adverse Effect or a Coeur Material Adverse Effect, as applicable occurs. There is no assurance that a New Gold Material Adverse Effect or a Coeur Material Adverse Effect will not occur before the Effective Date, in which case Coeur or New Gold could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. Coeur and New Gold also each have the right in certain circumstances to terminate the Arrangement Agreement pursuant to a New Gold Superior Proposal and a Coeur Superior Proposal, as applicable. The failure to complete the Arrangement could materially negatively impact the market price of the New Gold Shares. Moreover, if the Arrangement Agreement is terminated and the Board decides to seek another business combination or other strategic transaction, there can be no assurance that it will be able to find a party willing to agree to an equivalent or more attractive price than the price to be paid pursuant to the Arrangement.

The failure to complete the Arrangement could negatively impact New Gold and have a material adverse effect on the current and future operations, financial condition and prospects of New Gold

If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources by New Gold to the completion thereof could have a negative impact on its current business relationships (including with current and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future business, operations, results of operations, financial condition and prospects of New Gold. In addition, failure to complete the Arrangement for any reason could materially negatively impact the market price of the New Gold Shares.

The Arrangement may be completed even though material adverse changes may result from the announcement of the Arrangement, industry-wide changes or other causes

In general, New Gold or Coeur can refuse to complete the Arrangement if a Coeur Material Adverse Effect or a New Gold Material Adverse Effect, respectively, has occurred and is continuing as of the Effective Time. However, some types of changes that would result in a Coeur Material Adverse Effect or New Gold Material Adverse Effect, as applicable, are excluded from the applicable definition and do not permit either party to refuse to complete the Arrangement. If such adverse effects occur but Coeur and New Gold still complete the Arrangement, it may have a negative impact on the market price of Coeur Shares.

The market value of the Coeur Shares that Shareholders receive in connection with the Arrangement may be less than the value of the New Gold Shares as of the date of the Arrangement Agreement or the date of the Meeting

The consideration payable to Shareholders pursuant to the Arrangement is based on a fixed Exchange Ratio and there will be no adjustment for changes in the market price of New Gold Shares or Coeur Shares prior to the completion of the Arrangement. Neither New Gold nor Coeur is permitted to terminate the Arrangement Agreement and abandon the Arrangement solely because of changes in the market price of New Gold Shares or Coeur Shares. There could be a significant amount of time between the date when Shareholders and Coeur Stockholders vote at their respective shareholder meetings and the date on which the Arrangement is completed. As a result, the relative or absolute prices of the New Gold Shares or the Coeur Shares may fluctuate significantly between the dates of the Arrangement Agreement, this Circular, the Meeting, the Coeur Meeting and completion of the Arrangement. These fluctuations may be caused by, among other factors, changes in the businesses, operations, results and prospects of one or both of New Gold and Coeur, market expectations as to the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for the Combined Company’s operations following completion of the Arrangement, the effect of any conditions or restrictions imposed on or proposed with respect to the Combined Company by Governmental Entities, including as may be required to obtain any Regulatory Approvals, and general market and economic conditions. Historical market prices are not indicative of future market prices or the market value of the Coeur Shares that Shareholders will receive on completion of the Arrangement. There can be no assurance that the market value of such Coeur Shares will equal or exceed the market value of the New Gold Shares held by Shareholders prior to such time. In addition, there can be no assurance that the trading price of the Coeur Shares will not decline following completion of the Arrangement.

New Gold may become liable to pay the New Gold Termination Payment or make a payment for the reimbursement of Coeur’s expenses

If the Arrangement Agreement is terminated in certain circumstances, New Gold may be required to pay the New Gold Termination Payment to Coeur. Moreover, if New Gold is required to pay the New Gold Termination Payment under the Arrangement Agreement and New Gold does not enter into or complete an alternative transaction, the financial condition of New Gold may be materially adversely affected. In addition, if the Arrangement Agreement is terminated in certain circumstances where the Shareholders have not approved the Arrangement Resolution, New Gold will be obligated to pay Coeur up to $33,965,000 as an expense reimbursement for the costs and expenses incurred or accrued by or on behalf of Coeur in connection with the Arrangement and the Arrangement Agreement.

The New Gold Termination Payment may discourage other parties from proposing a significant business transaction with New Gold

Under the Arrangement Agreement, New Gold is required to pay the New Gold Termination Payment in the event that the Arrangement is terminated in certain circumstances relating to a possible alternative transaction to the Arrangement. The New Gold Termination Payment may discourage third parties from attempting to propose a significant business transaction with New Gold, even if a different transaction could provide better value to Shareholders than the Arrangement.

The Arrangement Agreement imposes restrictions on New Gold prior to closing

New Gold is subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which, New Gold is restricted from soliciting, initiating or knowingly facilitating any Acquisition Proposal, among other things. The Arrangement Agreement also restricts New Gold from taking specified actions without the consent of Coeur until the Arrangement is completed. These restrictions may constrain New Gold’s activities, including preventing New Gold from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of New Gold’s resources to the completion thereof, and the restrictions that were imposed on New Gold, may have an adverse effect on the future operations, financial condition and prospects of New Gold as a standalone entity.

New Gold will incur substantial transaction fees and costs in connection with the Arrangement. If the Arrangement is not completed, the costs may be significant and could have an adverse effect on New Gold

New Gold has incurred and expects to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement. If the Arrangement is not completed, New Gold will need to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. Such costs may be significant and could have an adverse effect on the future results of operations, cash flows and financial condition of New Gold.

There are risks related to Coeur’s business

While New Gold has completed due diligence investigations, including reviewing technical, environmental, legal, tax accounting, financial and other matters, with respect to Coeur and its business, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on New Gold and the combined assets of New Gold and Coeur following the Arrangement and may have a negative impact on the value of the New Gold Shares. See “Risk Factors” in the Coeur Annual Report.

Directors and officers of New Gold may have interests in the Arrangement that may be different from those of Shareholders generally

In considering the unanimous recommendation of the Board to vote for the Arrangement Resolution, Shareholders should be aware that certain members of New Gold’s management and the Board may have certain interests in connection with the Arrangement that differ from, or are in addition to, those of Shareholders generally and may present them with actual or potential conflicts of interest in connection with the Arrangement. See “Interest of Certain Persons in Matters to be Acted Upon”.

Coeur and New Gold may be the targets of legal claims, securities class actions, derivative lawsuits and other claims

Coeur and New Gold may be the target of securities class action lawsuits, derivative lawsuits and other legal claims, which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Coeur or New Gold seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

The Consideration Shares to be received by Shareholders as a result of the Arrangement will have different rights from the New Gold Shares

Coeur is a Delaware corporation governed under the DGCL. New Gold is a company governed by the BCBCA. Upon completion of the Arrangement, Shareholders will become Coeur Stockholders and their rights as stockholders will be governed by the DGCL and Coeur’s constating documents. Certain of the rights associated with Coeur Shares under the DGCL and Coeur’s constating documents are different from the rights associated with New Gold Shares under the BCBCA. See Appendix L “Comparison of Rights of New Gold Shareholders and Coeur Stockholders”.

Coeur may terminate the Arrangement Agreement if Shareholders holding more than 5% of the New Gold Shares exercise Dissent Rights

Registered Shareholders as of the Record Date have the right to exercise Dissent Rights and demand payment equal to the fair value of their Dissent Shares in cash. Coeur’s obligation to complete the Arrangement is conditional upon Dissent Rights not being exercised by Shareholders holding more than 5% of the issued and outstanding New Gold Shares. Accordingly, the Arrangement may not be completed if Shareholders exercise Dissent Rights in respect of more than 5% of the issued and outstanding New Gold Shares and Coeur does not waive this condition to its obligation to complete the Arrangement. Further, if Dissent Rights are exercised in respect of a significant number of Dissent Shares, a substantial cash payment may be required to be made to such Shareholders, which could have an adverse effect on the Combined Company’s financial condition and cash resources.

The Arrangement may divert the attention of management of the Parties, impact the Parties’ ability to attract or retain key personnel or impact the Parties’ third party business relationships

The Arrangement could cause the attention of management of New Gold and Coeur to be diverted from their respective day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of New Gold and Coeur. Because the completion of the Arrangement is subject to uncertainty, officers and employees of New Gold and Coeur may experience uncertainty about their future roles, which may adversely affect New Gold’s and Coeur’s ability to attract or retain key management and personnel in the period until the completion or termination of the Arrangement.

Risk Factors Relating to the Combined Company Following Completion of the Arrangement

It is possible that the anticipated benefits of the Arrangement are not realized

New Gold and Coeur are proposing to complete the Arrangement for a variety of reasons, including to strengthen the position of each entity in the mining industry and to combine the assets of both companies to realize certain benefits, including those set forth in this Circular under the heading “The Arrangement – Reasons for the Recommendation of the Special Committee and the Board”. Achieving the anticipated benefits of the Arrangement depends in part on the ability of Coeur to effectively fund and develop the Combined Company’s key projects, to realize the anticipated capital and operating synergies and to maximize the potential of its improved growth opportunities and anticipated capital funding opportunities. A variety of factors, including those risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement.

There are risks related to the integration of Coeur and New Gold

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Coeur’s ability to realize the anticipated growth opportunities and synergies from integrating New Gold’s business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to the Combined Company, and from operational matters during this process.

In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of Coeur and New Gold. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated to result from the Arrangement. New Gold understands that the integration process is in the planning phase, and although most operational and strategic decisions have yet to be made, key decisions with respect to selected senior staffing positions and organization structure are progressing. These decisions and the integration of Coeur and New Gold will present challenges to management, including the integration of systems and personnel of the companies, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, suppliers, employees or to achieve the anticipated benefits of the Arrangement. The performance of the Combined Company’s operations following the Arrangement could be adversely affected if it cannot retain key employees to assist in the integration and operation of New Gold and Coeur.

Any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of the Combined Company.

After the completion of the Arrangement, the Combined Company will face the same risks that each of Coeur and New Gold currently face, in addition to other risks.

The mineral resources of the Combined Company may not be realizable

The mineral reserves and mineral resources in respect of the properties in which New Gold and Coeur hold interests are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. Actual mineral reserves may not conform to geological or other expectations, and the volume and grade of production may be below the estimated levels.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the control of New Gold or Coeur. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, silver and copper, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold, silver and copper, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

Significant demands will be placed on the Combined Company following completion of the Arrangement and Coeur and New Gold cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated complexity following and resulting from the Arrangement

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Coeur and New Gold. Coeur and New Gold cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated complexity following and resulting from the Arrangement. The future operating results of the Combined Company following completion of the Arrangement may be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of New Gold and to execute on the Combined Company’s business strategy.

Following the Arrangement, the trading price of the Coeur Shares cannot be guaranteed, may be volatile and could be less than, on an adjusted basis, the current trading prices of Coeur and New Gold due to various market-related and other factors

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the mining industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the mining industry. There can be no assurance that continuing fluctuations in price will not occur. The market price per Coeur Share is also likely to be affected by changes in the Combined Company’s financial condition or results of operations. Other factors unrelated to the performance of the Combined Company that may have an effect on the price of Coeur Shares include the following: (a) changes in the market price of the commodities that the Combined Company will sell and purchase; (b) current events affecting the economic, political and/or social situation in Canada, the United States, Mexico and internationally; (c) trends in the global mining industries; (d) regulatory and/or government actions, rulings or policies; (e) changes in financial estimates and recommendations by securities analysts or rating agencies; (f) acquisitions and financings completed by the Combined Company; (g) the economics of current and future projects and operations of the Combined Company; (h) quarterly variations in operating results; (i) the operating and share price performance of other companies, including those that investors may deem comparable; (j) the issuance of additional equity securities of the Combined Company, as applicable, or the perception that such issuance may occur; and (k) purchases or sales of blocks of Coeur Shares.

There are risks associated with the market price of mineral commodities

The profitability of the Combined Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices, including the price of gold, silver and copper, fluctuate widely and are affected by numerous factors beyond the control of the Combined Company. Such factors include global supply chain disruptions and constraints on trade, which have caused anticipated fluctuations of the market price and volatility of commodities. The level of interest rates, the rate of inflation, the world supply and liquidity of mineral commodities and the stability of exchange and future rates can also all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and on-going political developments. The price of mineral commodities, including the price of gold, silver and copper, has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Combined Company’s business, financial condition and results of operations.

The Combined Company will be subject to risks associated with tariffs, trade restrictions and international trade policy

As an international company with operations and suppliers in the United States, Mexico, Canada and other jurisdictions, the Combined Company would be exposed to risks caused by changing trade policies and the imposition of tariffs, duties, export or import controls, sanctions, quotas and other policies regulating international commerce. These risks include potential increases in the cost of mining equipment, steel, chemical reagents, fuel and other critical materials, as well as restrictions on the import or export of goods and technology essential to our operations. The imposition of tariffs by the United States or other countries where the Combined Company operates or from which it sources materials could result in higher operating and capital costs, supply chain disruptions and potential production delays. In addition, volatile geopolitical dynamics may contribute to currency volatility, inflationary pressure on materials and energy, and reduced global demand for gold, silver and copper. The Combined Company’s ability to transport materials and finished products across borders is also subject to the risk of increased regulation or restriction by governmental authorities, including through customs delays, trade restrictions or new licensing and quota requirements. Such measures could be adopted with little notice and may materially affect the Combined Company’s operations. Further, the Combined Company may be adversely impacted by shifts in trade agreements, regional economic integration or changes in the interpretation and enforcement of customs, tax and environmental regulations affecting mining operations. Any such changes could result in the imposition of new or higher tariffs, royalties, or taxes; limitations on foreign ownership; or restrictions on the export of mined products, thereby increasing costs or reducing profitability. There can be no assurance that future foreign trade policies will not impose additional burdens on the mining industry or on the Combined Company specifically. The enactment or expansion of tariffs, export controls or trade restrictions could materially and adversely affect the Combined Company’s financial condition, results of operations and cash flows.

There are risks associated with operating in Mexico

A significant portion of Coeur’s revenues are generated by operations in Mexico. Exploration, development, production and closure activities in Mexico are potentially subject to heightened political and social risks that are beyond the control of Coeur and could result in increased costs, capacity constraints and potential disruptions to the Combined Company. These risks include the possible unilateral cancellation or forced renegotiation of contracts in which the Combined Company, directly or indirectly, may have an interest, unfavorable changes in laws and regulations, royalty and tax increases (including taxes associated with the import or export of goods), risks associated with the value-added tax (“VAT”) and income tax refund recovery and collection process, aggressive or punitive tax audits, policy-driven or punitive interference with or moratoriums on processing of permit applications or granting water or mineral concessions, erection of trade barriers, including tariffs and duties, claims by governmental entities or indigenous communities, changes to mining and related laws impacting current and future operations, expropriation or nationalization of property and other risks arising out of foreign sovereignty over areas in which the operations of the Combined Company will be conducted.

In addition, recent amendments to mining, water and environmental laws in Mexico, and recent government actions under the prior Mexican administration intended to slow or halt the normal processing of permits and granting of water or mineral concessions, could impose additional restrictions on the Combined Company’s ability to obtain and maintain mining and water rights and operate in Mexico, among other potentially adverse provisions. The right to import and export gold and silver may depend on obtaining certain licenses and quotas, which could be delayed or denied at the discretion of the relevant regulatory authorities, or could become subject to new taxes, tariffs or duties imposed by U.S. or foreign jurisdictions, as well as other actions taken in potential trade disputes, which could have a material adverse effect on the Combined Company, financial condition, or future prospects. In addition, the Combined Company’s rights under local law may be less secure where judicial systems are susceptible to manipulation and intimidation by government agencies, non-governmental organizations or civic groups. Any of these developments could require the Combined Company to curtail or terminate operations at its mines, incur significant costs to renegotiate contracts, meet newly-imposed environmental or other standards, pay greater royalties or higher prices for labour or services and recognize higher taxes, address aggressive or punitive tax audit assessments including through litigation, or experience significant delays or obstacles in the recovery of VAT or income tax refunds owed, which could materially and adversely affect financial condition, results of operations and cash flows.

The unaudited combined pro forma financial statements are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement

The unaudited pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of Coeur following the Arrangement for several reasons. For example, the unaudited pro forma consolidated financial statements have been derived from the respective historical financial statements of Coeur and New Gold, and certain estimates, adjustments and assumptions made as of the dates indicated therein may not be relevant in regards to the Combined Company and other adjustments and assumptions have been made to give effect to the Arrangement and the other respective relevant transactions which may not, with the passage of time, turn out to be relevant or correct. The information upon which these estimates, adjustments and assumptions have been made is preliminary, and estimates, adjustments and assumptions of this nature require the exercise of judgment and are difficult to make with complete accuracy. See “Statements Regarding Forward-Looking Information”.

The issuance of a significant number of Coeur Shares and a resulting “market overhang” could adversely affect the market price of the Coeur Shares after completion of the Arrangement

On completion of the Arrangement, a significant number of additional Coeur Shares will be issued and available for trading in the public market. The increase in the number of Coeur Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Coeur Shares.

The Combined Company’s credit ratings will be subject to ongoing evaluation

The terms of the Combined Company’s debt financing following the Arrangement will, in part, be dependent on the credit ratings assigned to its securities by independent credit rating agencies. The Combined Company’s credit ratings upon completion of the Arrangement will reflect each rating organization’s opinion of the Combined Company’s financial strength, operating performance and ability to meet the obligations associated with its securities. The credit rating of the Combined Company will be subject to ongoing evaluation by credit rating agencies, and there can be no assurance that such ratings will be maintained in the future. Downgrades in the Combined Company’s ratings could adversely affect the Combined Company’s business, cash flows, financial condition, operating results and share and debt prices.

The Combined Company may not realize the benefits of its growth projects

As part of its strategy, the Combined Company will continue its efforts to develop new mineral projects. A number of risks and uncertainties are associated with the exploration and development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results of the Combined Company’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than current estimates, the Combined Company’s business, results of operations, financial condition and liquidity could be adversely impacted.

The Combined Company may enter into additional strategic transactions and issue additional equity securities

In the ordinary course of business, Coeur regularly considers and evaluates strategic opportunities, including additional acquisitions or investments. The Combined Company may enter into additional strategic transactions, which may require the issuance of additional equity securities. Any such strategic transaction could be material to the Combined Company’s business, including by, among other things, exposing the Combined Company to new geographic, political, operating, financial, geological and other risks, and could result in a material increase in the number of the outstanding Coeur Shares or the aggregate amount of outstanding debt, which may adversely affect the Combined Company’s share price.

BUSINESS COMBINATION UNDER MI 61-101

New Gold is a reporting issuer in each of the provinces and territories of Canada, and accordingly is subject to the requirements of MI 61-101.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding certain interested or related parties and their joint actors and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101) that terminate the interests of equity securityholders without their consent (regardless of whether the equity security is replaced with another security). MI 61-101 provides that, in certain circumstances, where a “related party” of an issuer (as defined in MI 61-101) is entitled to receive a “collateral benefit” (as defined in MI 61-101), in connection with an arrangement, such transaction may be considered a “business combination” for the purposes of MI 61-101 and as a result such related party will be an “interested party” (as defined in MI 61-101). A “related party” includes a director, senior officer and a shareholder holding over 10% of the issued and outstanding shares of the issuer.

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a related party of New Gold is entitled to receive as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancements in benefits related to services as an employee, director or consultant of New Gold. MI 61-101 excludes from the meaning of collateral benefit a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer, of an affiliated entity of such issuer or of a successor to the business of such issuer where (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) at the time the transaction is agreed to, the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities the related party beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities beneficially owned by the related party, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

If the Arrangement is completed, certain directors and officers will be entitled to certain payments related to the change of control of New Gold, including potential severance payments and accelerated vesting of their Incentive Awards, as more particularly described under “Interest of Certain Persons in Matters to be Acted Upon” and “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Incentive Awards”. New Gold has considered whether these entitlements may constitute a “collateral benefit” for purposes of MI 61-101 such that the Arrangement would therefore constitute a “business combination” under MI 61-101. New Gold has determined that none of these entitlements is a “collateral benefit” for the purposes of MI 61-101 as, among other things, each New Gold recipient thereof beneficially owns, or exercises control or direction over, less than 1% of New Gold’s outstanding equity securities and the full particulars of the entitlements have been disclosed herein.

Patrick Godin, the President, Chief Executive Officer and a director of New Gold, will be entitled to certain benefits in connection with his role as a director of Coeur upon completion of the Arrangement. Accordingly, New Gold has determined that Mr. Godin will receive a collateral benefit that does not fall within the exclusion in the definition of “collateral benefit” under MI 61-101. As a result, the Arrangement is a “business combination” for the purposes of MI 61-101 since the interest of a holder of New Gold Shares may be terminated without such holder’s consent and a related party of New Gold will receive a collateral benefit in connection with the Arrangement.

As a result, the votes attached to the 290,050 New Gold Shares beneficially owned by Mr. Godin as of the Record Date will be excluded for the purposes of determining minority approval for the Arrangement Resolution under MI 61-101. The below table provides the details of the benefits to be received by the officers and directors of New Gold in connection with the Arrangement, in addition to amounts to be received for their New Gold Shares, but excluding the severance payments payable under their respective Employment Agreements (which are disclosed under the heading “Interest of Certain Persons in Matters to be Acted Upon – New Gold Contractual Change of Control Payments” below):

Name and Position	Number of New Gold Shares(1)	Number of New Gold Options	Number of New Gold RSUs(2)	Number of New Gold PSUs	Number of New Gold DSUs	Value of Incentive Awards(3)	Total Value of New Gold Shares and Value of Incentive Awards(4)
Richard O’Brien Chair	-	-	-	-	140,845	$1,174,873	$1,174,873
Sophie Bergeron Director	-	-	-	-	36,071	$300,890	$300,890
Ross Bhappu Director	-	-	-	-	38,441	$320,659	$320,659
Nicholas Chirekos Director	-	-	-	-	419,301	$3,497,641	$3,497,641
Gillian Davidson Director	-	-	-	-	617,056	$5,147,234	$5,147,234
Thomas McCulley Director	-	-	-	-	262,127	$2,186,559	$2,186,559
Marilyn Schonberner Director	-	-	-	-	568,123	$4,739,055	$4,739,055
Patrick Godin President, Chief Executive Officer & Director	290,050	-	604,615	2,057,897	-	$30,792,687	$33,212,168
Keith Murphy Executive Vice President & Chief Financial Officer	64,132	61,220	164,234	387,314	-	$6,597,644	$7,132,607
Ankit Shah Executive Vice President & Chief Strategy Officer	204,094	-	197,053	657,836	-	$9,874,844	$11,577,315
Luke Buchanan Vice President, Technical Services	-	-	151,063	420,978	-	$6,527,552	$6,527,552
Sean Keating Vice President, General Counsel and Corporate Secretary	171,052	114,189	145,389	521,452	-	$8,443,980	$9,870,827
Paul Melling Vice President, Treasury and Risk	9,452	26,910	54,593	174,736	-	$2,807,568	$2,886,413
Travis Murphy Vice President, Operations	-	-	42,372	63,559	-	$1,148,726	$1,148,726
Jean-François Ravenelle Vice President, Geology	-	-	114,035	311,969	-	$4,854,715	$4,854,715
Dan Sharkey Chief Human Resources Officer	-	-	53,398	80,097	-	$1,447,630	$1,447,630

Notes:

(1)	Ownership of New Gold Shares represents, in each case, less than 0.05% of the issued and outstanding New Gold Shares on a non-diluted basis as of the Record Date. Ownership of New Gold Shares represents in aggregate approximately 0.09% of the issued and outstanding New Gold Shares on a non-diluted basis as of the Record Date.
(2)	As detailed under “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Incentive Awards”, pursuant to the Plan of Arrangement, (i) Non-Continuing Employees will have their New Gold RSUs fully vested and redeemed for cash in accordance with the New Gold LTIP and (ii) Continuing Employees will have their New Gold RSUs multiplied by the Exchange Ratio and, upon vesting in accordance with the existing vesting schedule for their New Gold RSUs, will be entitled to receive a payment in cash in accordance with the terms of the New Gold LTIP with reference to the trading price of the Coeur Shares rather than the New Gold Shares.
(3)	As detailed under “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Incentive Awards”, pursuant to the Plan of Arrangement, New Gold Options held by officers will be cashed out for an amount equal to the Cash Out Value. The illustrative value of the New Gold RSUs and New Gold DSUs, as applicable, was determined by multiplying the number of outstanding New Gold RSUs or New Gold DSUs, as applicable, by the 5-day volume weighted average share price of the New Gold Shares on the NYSE American as of December 18, 2025. Pursuant to the Plan of Arrangement, (a) the vesting multiplier applicable to all New Gold PSUs for calculation periods ending on or prior to the Value Determination Date shall be determined based on the terms of the New Gold LTIP; and (b) the vesting multiplier applicable to all calculation periods ending after the Value Determination Date for each New Gold PSU shall be (i) 100%, in the case of Continuing Employees; or (ii) 150% in the case of Non-Continuing Employees (as prescribed by the New Gold LTIP), as described under “The Arrangement – Effect of the Arrangement on Holders of Incentive Awards”. Since, as of the date of this Circular, no determination has been made as to which personnel will be Continuing Employees and Non-Continuing Employees, for illustrative purposes, the value of the outstanding New Gold PSUs has been calculated based on a vesting multiplier of 150%. The illustrative value of the New Gold PSUs was therefore determined by multiplying the number of outstanding New Gold PSUs (a) by the 5-day volume weighted average share price of the New Gold Shares on the NYSE American as of December 18, 2025, and (b) by 150%. Figures are rounded to the nearest dollar.
(4)	This column includes the value of New Gold Shares plus the value of Incentive Awards calculated for the purposes of this table as described in Note 4 above. The value of each New Gold Share has been calculated using the 5-day volume weighted average share price of the New Gold Shares on the NYSE American as of December 18, 2025. Figures are rounded to the nearest dollar.

In addition to the amounts set out above, if the Arrangement is completed, the officers of New Gold may be entitled to severance payments as described under the heading “Interest of Certain Persons in Matters to be Acted Upon”.

Minority Approval Requirements

As a result of the foregoing, the Arrangement requires minority approval under MI 61-101. Accordingly, in addition to the approval of the Arrangement Resolution by at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting, to be effective, the Arrangement Resolution must also be approved by at least a simple majority of the votes cast by Shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting, excluding the votes of the persons whose votes may not be included in determining minority approval of a business combination under MI 61-101. The 290,050 votes attached to the New Gold Shares beneficially owned by Mr. Godin as of the Record Date, representing approximately 0.04% of the issued and outstanding New Gold Shares as of the Record Date, will be excluded for the purposes of determining minority approval for the Arrangement under MI 61-101.

Formal Valuation

New Gold is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) is, as a consequence of the Arrangement, directly or indirectly acquiring New Gold or its business, or combining with New Gold, whether alone or with joint actors, and neither the Arrangement nor the transactions contemplated thereby is a “related party transaction” (as defined in MI 61-101) for which New Gold would be required to obtain a formal valuation.

Prior Valuations

There have been no “prior valuations” (as defined in MI 61-101) in respect of New Gold in the 24 months before the date of this Circular, the existence of which is known, after reasonable inquiry to New Gold or to any director or officer of New Gold.

Prior Offers

New Gold has not received any bona fide prior offers (as contemplated in MI 61-101) during the 24 months preceding the entry into the Arrangement Agreement.

DISSENT RIGHTS OF SHAREHOLDERS

Shareholders who wish to dissent with respect to the Arrangement Resolution should take note that strict compliance with the dissent procedures is required. Only registered Shareholders as of the Record Date may exercise Dissent Rights.

The following summary of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached to this Circular as Appendix D, the full text of the Interim Order, which is attached to this Circular as Appendix B, and the provisions of sections 237 to 247 of the BCBCA, which is attached to this Circular as Appendix K. Pursuant to the Interim Order, Dissenting Shareholders are entitled to be paid fair value for their Dissent Shares under the BCBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court. The statutory provisions covering the right to exercise Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court) may result in the loss of Dissent Rights. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, each registered Shareholder as of the Record Date is entitled, in addition to any other rights the holder may have, to exercise Dissent Rights and to be paid the fair value of the Dissent Shares held by the holder, determined, notwithstanding anything to the contrary contained in sections 237 to 247 of the BCBCA, as of the close of business on the day immediately before the approval of the Arrangement Resolution.

A non-registered (beneficial) Shareholder who desires to exercise Dissent Rights (a) must have made arrangements for the New Gold Shares beneficially owned by such Shareholder to be registered in the name of such Shareholder prior to the Record Date; or (b) alternatively, must make arrangements for the registered Shareholder of such New Gold Shares to exercise Dissent Rights on behalf of such non-registered (beneficial) Shareholder.

Each Dissenting Shareholder shall be deemed to have transferred and assigned its Dissent Shares to New Gold, free and clear of any Liens, in accordance with the Plan of Arrangement, and if such Dissenting Shareholder:

•	is ultimately entitled to be paid fair value of its Dissent Shares by New Gold, such Dissenting Shareholder: (a) shall be deemed not to have participated in the Arrangement; (b) will be entitled to be paid the fair value of such Dissent Shares by New Gold, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; and (c) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such New Gold Shares; or

•	is ultimately not entitled, for any reason, to be paid fair value for such New Gold Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of New Gold Shares and shall be entitled to receive only the Consideration offered pursuant to the Arrangement that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights, but in no circumstance shall Coeur, the Purchaser or New Gold or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those New Gold Shares in respect of which such rights are sought to be exercised as of the Record Date. In no case shall Coeur, New Gold, the Purchaser or any other person be required to recognize any Dissenting Shareholder as a holder of New Gold Shares after the time that is immediately prior to the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the central securities register as holders of New Gold.

A Dissenting Shareholder must dissent with respect to all (but not less than all) of the New Gold Shares in which the holder owns a beneficial interest. A Dissenting Shareholder must send New Gold a written notice, in strict compliance with the requirements of section 242 of the BCBCA, to inform it of his or her objection to the Arrangement Resolution and exercise of Dissent Rights (the “Notice of Dissent”), which notice must be received by the Corporate Secretary of New Gold at 181 Bay Street, Suite 3320, Toronto, Ontario, M5J 2T3, Attention: Corporate Secretary, by fax (416-203-0341) or by email (info@newgold.com), with a copy to Davies Ward Phillips & Vineberg at 155 Wellington Street West, Suite 4000, Toronto, Ontario M5V 3J7, Attention: Richard Fridman and Aaron Atkinson or by email (rfridman@dwpv.com and aatkinson@dwpv.com), by 4:00 p.m. (Pacific Time) on the date that is at least two Business Days prior to the date of the Meeting (or 4:00 p.m. (Pacific Time) on the day that is two Business Days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be).

Any failure by a registered Shareholder to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss of that holder’s Dissent Rights with respect to the Arrangement. Non-registered (beneficial) Shareholders who wish to exercise such Dissent Rights must arrange for the registered Shareholder holding their New Gold Shares to deliver the Notice of Dissent.

The giving of a Notice of Dissent does not deprive a registered Shareholder of the right to vote at the Meeting; however, a Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to the Arrangement with respect to any of his or her New Gold Shares if the Dissenting Shareholder votes in favour of the Arrangement Resolution. A vote either virtually or in-person or by proxy against the Arrangement Resolution does not constitute a Notice of Dissent.

A registered Shareholder that wishes to exercise Dissent Rights must prepare a separate Notice of Dissent for himself, herself, or itself if dissenting on his, her or its own behalf, and for each other person who beneficially owns New Gold Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting, and must dissent with respect to all of the New Gold Shares registered in his, her or its name beneficially owned by the non-registered (beneficial) Shareholder on whose behalf he or she is dissenting. The Notice of Dissent must set out the number of New Gold Shares in respect of which the Notice of Dissent is to be sent (the “Notice Shares”) and (a) if such Notice Shares constitute all of the New Gold Shares of which the holder is the registered and beneficial owner and the holder owns no other New Gold Shares beneficially, a statement to that effect; (b) if such Notice Shares constitute all of the New Gold Shares of which the holder is both the registered and beneficial owner, but the holder owns additional New Gold Shares beneficially, a statement to that effect and the names of the registered holders of New Gold Shares, the number of New Gold Shares held by each such holder and a statement that written Notices of Dissent are being or have been sent with respect to such other New Gold Shares; or (c) if the Dissent Rights are being exercised by a holder of New Gold Shares on behalf of a beneficial owner of New Gold Shares who is not the Dissenting Shareholder, a statement to that effect and the name and address of the beneficial holder of the New Gold Shares and a statement that the registered holder is dissenting with respect to all New Gold Shares of the beneficial holder registered in such registered holder’s name.

If the Arrangement Resolution is approved by the Shareholders as required at the Meeting, and if New Gold notifies the Dissenting Shareholders of its intention to act upon the Arrangement Resolution, the Dissenting Shareholder is then required within one month after New Gold gives such notice, to send to New Gold the certificates (if any) representing the Dissent Shares and a written statement that requires New Gold to purchase all of the Dissent Shares. If the Dissent Rights with respect to the Arrangement are being exercised by the Dissenting Shareholder on behalf of a non-registered (beneficial) Shareholder who is not the Dissenting Shareholder, a statement signed by such non-registered (beneficial) Shareholder is required, which sets out whether the registered Shareholder is the beneficial owner of other New Gold Shares and if so, (a) the names of the registered Shareholder of such New Gold Shares; (b) the number of such New Gold Shares; and (c) that Dissent Rights are being exercised in respect of all such New Gold Shares, all in accordance with section 244(1)(c) of the BCBCA. Upon delivery of these documents, the Dissenting Shareholder is deemed to have sold the New Gold Shares and New Gold is deemed to have purchased them. Once the Dissenting Shareholder has done so, the Dissenting Shareholder may not vote or exercise any Shareholder rights in respect of the Notice Shares.

The Dissenting Shareholder and New Gold may agree on the amount of the payout value of the Dissent Shares; otherwise, either party may apply to the Court to determine the fair value of the Dissent Shares and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on New Gold to make an application to the Court. After a determination of the payout value of the Dissent Shares, New Gold must then promptly pay that amount to the Dissenting Shareholder.

Dissenting Shareholders who are ultimately entitled to be paid fair value for their Dissent Shares will be entitled to be paid such fair value and will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Plan of Arrangement had they not exercised their Dissent Rights.

A Dissenting Shareholder loses his or her Dissent Rights with respect to the Arrangement if, before full payment is made for the Dissent Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, the Arrangement Resolution is not passed by Shareholders at the Meeting, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Shareholder votes in favour of the Arrangement Resolution or the Dissenting Shareholder withdraws the Notice of Dissent with New Gold’s written consent. If and when any of these events occur, New Gold must return the share certificates to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise shareholder rights.

The discussion above is only a summary of the Dissent Rights with respect to the Arrangement, which are technical and complex. The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their New Gold Shares. New Gold suggests that any Shareholder wishing to avail himself or herself of the Dissent Rights with respect to the Arrangement seek his or her own legal advice, as failure to comply strictly with the applicable provisions of the BCBCA and the Interim Order, the Plan of Arrangement or any other order of the Court may prejudice the availability of such Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights with respect to the Arrangement can be a complex, time-consuming and expensive process. There can be no assurance that the amount a Dissenting Shareholder receives will be more than or equal to the consideration under the Arrangement.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights with respect to the Arrangement, it will lose its Dissent Rights, New Gold will return to the Dissenting Shareholder the certificate(s) representing New Gold Shares that were delivered to New Gold, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Shareholder that is not a Dissenting Shareholder.

If, as of the Effective Time, the aggregate number of New Gold Shares in respect of which Shareholders have duly and validly exercised Dissent Rights or have instituted proceedings to exercise Dissent Rights in connection with the Arrangement, exceeds 5% of the New Gold Shares then outstanding, Coeur and the Purchaser are entitled, in their discretion, not to complete the Arrangement. See “The Arrangement Agreement – Conditions – Conditions in Favour of Coeur and the Purchaser”.

INFORMATION CONCERNING New Gold

New Gold is a Canadian-focused intermediate gold mining company engaged in the exploration, development and operation of mineral properties. New Gold holds a 100% interest in each of the Rainy River Mine, a gold mine in Ontario, Canada, and the New Afton Mine, a copper and gold mine in British Columbia, Canada.

New Gold was incorporated on January 31, 1980 as “DRC Resources Corporation” under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the BCBCA. On May 4, 2005, the Shareholders passed a special resolution to remove the pre-existing company provisions and adopt new articles. On June 1, 2005, New Gold changed its name to “New Gold Inc.”. Effective January 1, 2012, New Gold amalgamated with its wholly-owned Subsidiaries, Silver Quest Resources Ltd., Geo Minerals Ltd. and Richfield Ventures Corp. Effective October 1, 2014, New Gold amalgamated with its wholly-owned Subsidiaries, Rainy River Resources Ltd. and 0608457 B.C. Ltd. On January 1, 2016, New Gold amalgamated with its wholly-owned subsidiaries, Peak Gold Ltd. and New Gold Bayfield Corp. Following each of the foregoing amalgamations, the amalgamated company continued as New Gold Inc.

New Gold is a reporting issuer under the securities laws of each province and territory of Canada. The New Gold Shares are listed on the TSX and NYSE American, in each case, under the symbol “NGD”. The registered office of New Gold is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, Canada, V6C 3L2 and its head office is at 181 Bay Street, Suite 3320, Toronto, Ontario, Canada, M5J 2T3.

For further information regarding New Gold, the development of its business and its business activities, see the Annual Information Form of New Gold dated February 24, 2025 (the “Annual Information Form”), which is incorporated by reference in this Circular. See Appendix G for further information on New Gold.

INFORMATION CONCERNING COEUR

Information regarding Coeur is contained in Appendix H attached to this Circular. The information concerning Coeur contained in this Circular has been provided by Coeur for inclusion in this Circular. Although New Gold has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by Coeur is untrue or incomplete, New Gold assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Coeur to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to New Gold.

Information Concerning the Combined Company

On completion of the Arrangement, Coeur will continue to be a corporation incorporated under and governed by the Delaware General Corporation Law. On the Effective Date, the Purchaser, a wholly-owned subsidiary of Coeur, will own all of the New Gold Shares, and New Gold will be a wholly-owned subsidiary of Coeur. Following completion of the Arrangement, existing Shareholders and Coeur Stockholders are expected to own approximately 38% and 62% of the Combined Company, respectively, in each case based on the number of New Gold Shares and Coeur Shares issued and outstanding on October 31, 2025, the last trading day prior to the announcement of the Arrangement.

For further information regarding the Combined Company after the completion of the Arrangement, please see Appendix I attached to this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, since January 1, 2024, no informed person of New Gold or any associate or affiliate of an informed person, has or had any material interest, direct or indirect, in any transaction or any arrangement which has materially affected or will materially affect New Gold or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, no director or executive officer of New Gold who has held such position at any time since January 1, 2024 or any associate or affiliate of any such person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Ownership of New Gold Shares, New Gold Options, New Gold RSUs, New Gold PSUs and New Gold DSUs

Pursuant to the New Gold Support and Voting Agreements, all of the directors and officers of New Gold who beneficially owned, directly or indirectly, or exercised control or direction over, New Gold Shares agreed with Coeur to vote or cause to be voted such New Gold Shares in favour of the Arrangement Resolution. As of November 2, 2025, such directors and officers and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 738,780 New Gold Shares, representing approximately 0.1% of the issued and outstanding New Gold Shares.

All of the New Gold Shares held by New Gold directors and such officers will be treated in the same fashion under the Arrangement as the New Gold Shares held by any other Shareholder. If the Arrangement is completed, the directors and officers of New Gold and their associates holding such New Gold Shares will receive, in exchange for such New Gold Shares, an aggregate of approximately 366,361 Coeur Shares (prior to deduction or applicable withholdings and rounding due to fractions).

As of November 2, 2025, the directors and officers of New Gold party to the New Gold Support and Voting Agreements and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 202,319 New Gold Options, 1,897,314 New Gold RSUs, 4,708,415 New Gold PSUs and 2,050,626 New Gold DSUs.

Except as otherwise described in this Circular, all of the New Gold Shares and Incentive Awards held by such directors and officers of New Gold will be treated in the same manner under the Arrangement as any New Gold Shares and Incentive Awards held by other holders of such securities. See “The Arrangement – Description of the Arrangement” and “Business Combination Under MI 61-101” for further details on the treatment of the New Gold Shares and the Incentive Awards and information concerning the amounts to be received by the directors and officers of New Gold pursuant to the Arrangement.

New Gold Contractual Change of Control Payments

Except as otherwise described in this Circular, no director or officer of New Gold is entitled to any change of control or other bonus or payment solely as a consequence of the Arrangement. The employment agreements (the “Employment Agreements”) of New Gold’s officers contain “double trigger” change of control provisions. These officers are: Patrick Godin, President and Chief Executive Officer; Keith Murphy, Executive Vice President and Chief Financial Officer; Ankit Shah, Executive Vice President and Chief Strategy Officer; Luke Buchanan, Vice President, Technical Services; Sean Keating, Vice President, General Counsel and Corporate Secretary; Paul Melling, Vice President, Treasury and Risk; Travis Murphy, Vice President, Operations; Jean-François Ravenelle, Vice President, Geology; and Daniel Sharkey, Vice President and Chief Human Resources Officer.

Pursuant to their respective Employment Agreements, each officer listed above is entitled to a change of control payment in the event of a “change of control” (as defined in each Employment Agreement) which is followed by either the termination of such officer’s employment without cause or resignation of such officer following a “triggering event” (as defined in each Employment Agreement), within the 12-month period following the date of “change of control” (either such circumstance, a “Compensation Event”). The definition of “change of control” and “triggering event” is substantially the same in each Employment Agreement. The parties to the Arrangement Agreement have acknowledged that the Arrangement Agreement will result in a “change of control” for the purposes of the Employment Agreements.

Pursuant to the terms of each Employment Agreement, on occurrence of a Compensation Event, each of the foregoing officers is generally entitled to a severance payment equal to the sum of: (a) two times his or her base salary; (b) two times his or her short-term incentive bonus; (c) acceleration of Incentive Awards; and (d) continued participation in New Gold’s health and medical plans until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date. Any officer who is a Non-Continuing Employee will be entitled to such severance payment.

The severance payments payable as of the Record Date to the officers of New Gold who were listed as NEOs (as defined in Form 51-102F6 – Statement of Executive Compensation) in the management information circular of New Gold dated March 31, 2025, pursuant to each such person’s Employment Agreement in the event of a Compensation Event, but excluding any payments in connection with the settlement of the Incentive Awards which is separately detailed under “Business Combination Under MI 61-101”, would be estimated to be as follows: (a) C$4,165,000, in the case of Mr. Patrick Godin, President and Chief Executive Officer; (b) C$1,680,000, in the case of Mr. Keith Murphy, Executive Vice President and Chief Financial Officer; (c) C$2,016,000, in the case of Mr. Ankit Shah, Executive Vice President and Chief Strategy Officer; and (d) C$1,584,000, in the case of Mr. Luke Buchanan, Vice President, Technical Services. See “Business Combination Under MI 61-101” for details of payments in connection with the settlement of Incentive Awards.

Insurance and Indemnification of Directors and Officers

The Arrangement Agreement provides for the purchase by New Gold of customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by New Gold and in its subsidiaries which are in effect immediately prior to the Effective Date and which provide protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date for a period of six years from the Effective Date and Coeur is required to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date, provided that if the aggregate cost of such policy for the six year period exceeds 400% of New Gold’s current annual aggregate premium for policies currently maintained by New Gold or its subsidiaries, New Gold may purchase such insurance on commercially reasonable terms and market-based pricing following consultation in good faith with Coeur and with Coeur’s consent (not to be unreasonably withheld, conditioned or delayed). In addition, Coeur has agreed that it will directly honour all rights to indemnification or exculpation now existing in favour of present and former directors and officers of New Gold and its subsidiaries. These obligations will survive the completion of the Arrangement and will continue in full force and effect for a period of no less than six years from the Effective Date.

AUDITOR, Transfer Agent and Registrar

New Gold’s auditor is Deloitte LLP and its registrar and transfer agent is Computershare, located in Toronto, Ontario.

EXPENSES OF THE ARRANGEMENT

The aggregate fees and expenses expected to be incurred by New Gold in connection with the Arrangement are estimated to be $35,000,000, including legal, technical, financial and tax advisory, filing and printing costs, the costs of preparing and mailing this Circular and fees in respect of the Fairness Opinions.

New Gold and Coeur have agreed in the Arrangement Agreement that, except in the circumstances described under “The Arrangement Agreement – Termination of the Arrangement Agreement”, each Party will pay all of its respective fees, costs and expenses incurred in connection with the preparation, execution and delivery of the Arrangement Agreement and Plan of Arrangement.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Davies Ward Phillips & Vineberg LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP on behalf of New Gold and by Goodmans LLP and Gibson, Dunn & Crutcher LLP on behalf of Coeur. As at December 18, 2025, partners and associates of each of Davies Ward Phillips & Vineberg LLP, Goodmans LLP and Gibson, Dunn & Crutcher LLP beneficially owned, directly or indirectly, less than 1% of the issued and outstanding New Gold Shares, respectively.

INTERESTS OF EXPERTS

New Gold

Each of National Bank Financial and CIBC World Markets is named as having prepared or certified a report, statement or opinion in this Circular, specifically its fairness opinions. See “The Arrangement – Fairness Opinions”. Except for the fees to be paid to the financial advisors, to the knowledge of New Gold, none of the foregoing financial advisors, their directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of any outstanding securities of New Gold or any associate or affiliate of New Gold, has received or will receive any direct or indirect interests in the property of New Gold or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of New Gold or any associate or affiliate thereof.

The audited consolidated financial statements of New Gold as at and for the years ended December 31, 2024 and 2023, incorporated by reference in this Circular, have been audited by Deloitte LLP, the independent registered public accounting firm that has been appointed as the external auditor of New Gold. Deloitte LLP is independent with respect to New Gold within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (“PCAOB”) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

Information relating to New Gold’s mineral properties in this Circular and the documents incorporated by reference herein have been derived from the following reports prepared for New Gold or its subsidiaries:

•	the Rainy River Mine Technical Report entitled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada”, dated February 10, 2025 with an effective date of December 31, 2024, prepared by Jason Chiasson, P.Eng., Chief Open Pit Engineer at the Rainy River Mine, Alexander Alousis, P.Eng., previously Underground Mine Manager at the Rainy River Mine, Caroline Daoust, P.Geo., Exploration Manager at the Rainy River Mine, Mohammad Taghimohammadi, P.Eng., Mill Manager at the Rainy River Mine, Vincent Nadeau-Benoit, P.Geo., Director, Mineral Resources, Travis Pastachak, P.Geo., Senior Director, Project Development and Emily O’Hara, P.Eng., Manager, Water Strategy and Stewardship, each a full-time employee of New Gold as of the date of the report; and

•	the New Afton Technical Report entitled “NI 43-101 Technical Report, New Afton Mine, British Columbia, Canada”, dated February 10, 2025 with an effective date of December 31, 2024, prepared by Joshua Parsons, P.Eng., previously Principal Mine Engineer at the New Afton Mine, Devin Wade, P.Geo., Chief Exploration Geologist at the New Afton Mine, Jennifer Katchen, P.Eng., Chief Metallurgist at the New Afton Mine, Vincent Nadeau-Benoit, P.Geo., Director, Mineral Resources, Matthew Davis, P.Eng., Superintendent, Tailings and Surface at the New Afton Mine and Emily O’Hara, P.Eng., Manager, Water Strategy and Stewardship, each a full-time employee of New Gold as of the date of the report.

Each of the aforementioned persons (other than National Bank Financial, CIBC World Markets and Deloitte LLP) is a “qualified person”, as such term is defined in NI 43-101. To New Gold’s knowledge, as at the date hereof, the qualified persons specified above who participated in the preparation of such reports each beneficially own, directly or indirectly, less than 1% of any class of shares of New Gold.

Coeur

The consolidated financial statements of Coeur as of December 31, 2024 and for the year then ended, incorporated by reference in this Circular, have been audited by Grant Thornton LLP, independent registered public accountants, as stated in its report appearing in the Coeur Annual Report.

The SilverCrest Financial Statements, filed as Exhibit 99.2 to the Current Report on Form 8-K/A of Coeur dated March 25, 2025 and incorporated by reference in this Circular, have been audited by PricewaterhouseCoopers LLP, as set forth in their report thereon. PricewaterhouseCoopers LLP has advised that it was independent with respect to Coeur within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the American Institute of Certified Public Accounts (AICPA) Code of Professional Conduct until March 25, 2025, the date of the audit report.

Information relating to Coeur’s mineral properties in this Circular and the documents incorporated by reference herein have been derived from the following technical report summaries prepared for Coeur:

•	The S-K 1300 Technical Report Summary, effective December 31, 2024, with respect to the Las Chispas Operation complex, prepared by Ausenco Engineering Canada ULC, Christopher Pascoe, RM SME, Joseph Wallick, P. Eng, and P&E Mining Consultants, Inc.;

•	The Palmarejo Operations, Mexico, Technical Report Summary, effective December 31, 2021, prepared by Christopher Pascoe, RM SME, Miller O’Prey, P. Geo., Peter Haarala, RM SME, and Joseph Ruffini, RM SME;

•	The Rochester Operations, Nevada, Technical Report Summary, effective December 31, 2021, prepared by Christopher Pascoe, RM SME, Brandon MacDougall, P.E., Matthew Bradford, RM SME, and Matthew Hoffer, P.G;

•	The Kensington Gold Operations, Alaska, Technical Report Summary, effective December 31, 2021, prepared by Christopher Pascoe, RM SME, Rae Keim, P. Geo, and Peter Haarala, RM SME; and

•	The Wharf Operations, South Dakota, Technical Report Summary, effective December 31, 2021, prepared by Christopher Pascoe, RM SME, Tony Auld, RM SME, Lindsay Chasten, RM SME, Kenan Sarratt, RM SME, and John Key, RM SME.

Each of the aforementioned persons (other than PricewaterhouseCoopers LLP and Grant Thornton LLP) is a “qualified person” under Regulation S-K 1300 of the U.S. Exchange Act. Other than Ausenco Engineering Canada ULC and P&E Mining Consultants, Inc., Matthew Hoffer, Brandon MacDougall, Lindsay Chasten and Miller O’Prey (who is engaged as a consultant) each is an employee of Coeur. To Coeur’s knowledge, the qualified persons specified above who participated in the preparation of such reports each beneficially own, directly or indirectly, less than 1% of any of Coeur’s securities as of the date hereof.

ADDITIONAL INFORMATION

Additional information relating to New Gold, including financial information provided in New Gold’s comparative annual financial statements and Annual MD&A, can be found on New Gold’s issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com. Copies of New Gold’s audited consolidated financial statements and the Annual MD&A, and any interim consolidated financial statements and management’s discussion and analysis thereon are also available upon request from the Corporate Secretary at 181 Bay Street, Suite 3320, Toronto, Ontario, M5J 2T3. Information contained on New Gold’s website is not and is not deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon by Shareholders for the purpose of determining whether to approve the Arrangement Resolution.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

By Order of the Board of Directors of new gold Inc.

(Signed) “Richard O’Brien”
Chair of the Board of Directors

DATED this 19 day of December, 2025.

CONSENTS

Consent of CIBC World Markets Inc.

To the Special Committee of New Gold Inc.:

We refer to the opinion letter dated November 2, 2025 (the “Fairness Opinion”), which we prepared for the Special Committee of New Gold Inc. (“New Gold”) in connection with the plan of arrangement involving New Gold, Coeur Mining, Inc. and 1561611 B.C. Ltd.

We hereby consent to the references to our firm name and to the reference to the Fairness Opinion contained in the Letter to Shareholders accompanying the Management Information Circular dated December 19, 2025 (the “Circular”) and under the headings “Questions and Answers about the Arrangement and the Meeting”, “Summary”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Special Committee”, “The Arrangement – Recommendation of the Board”, “The Arrangement – Reasons for the Recommendation of the Special Committee and the Board”, “The Arrangement – Fairness Opinions – CIBC World Markets Fairness Opinion”, “Expenses of the Arrangement”, “Interests of Experts – New Gold” and “Glossary of Terms” and to the inclusion of the text of the Fairness Opinion as Appendix E to the Circular. The Fairness Opinion remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the directors of New Gold shall be entitled to rely upon our opinion.

DATED at Toronto, Ontario, Canada this 19 day of December, 2025.

(Signed) “CIBC World Markets Inc.”

Consent of National Bank Financial Inc.

To the Board of Directors of New Gold Inc.:

We refer to the opinion letter dated November 2, 2025 (the “Fairness Opinion”), which we prepared for the Board of Directors of New Gold Inc. (“New Gold”) in connection with the plan of arrangement involving New Gold, Coeur Mining, Inc. and 1561611 B.C. Ltd.

We hereby consent to the references to our firm name and to the reference to the Fairness Opinion contained in the Letter to Shareholders accompanying the Management Information Circular dated December 19, 2025 (the “Circular”) and under the headings “Questions and Answers about the Arrangement and the Meeting”, “Summary”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Special Committee”, “The Arrangement – Recommendation of the Board”, “The Arrangement – Reasons for the Recommendation of the Special Committee and the Board”, “The Arrangement – Fairness Opinions – National Bank Financial Fairness Opinion”, “Expenses of the Arrangement”, “Interests of Experts – New Gold” and “Glossary of Terms” and to the inclusion of the text of the Fairness Opinion as Appendix F to the Circular. The Fairness Opinion remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the directors of New Gold shall be entitled to rely upon our opinion.

DATED at Toronto, Ontario, Canada this 19 day of December, 2025.

(Signed) “National Bank Financial Inc.”

GLOSSARY OF TERMS

“5-Day VWAP” means, in respect of the New Gold Shares, the volume weighted average share price of the New Gold Shares on the TSX (during continuous trading hours) for the five trading days ending on the trading date immediately preceding the Value Determination Date, calculated by dividing the total Canadian dollar value of the New Gold Shares traded in such five trading day period on the TSX (during continuous trading hours) by the total number of such shares traded on the TSX (during continuous trading hours) for such five-day trading period;

“Accelerated RSUs” has the meaning given to it under the heading “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Incentive Awards – Treatment of New Gold RSUs”;

“Acquisition Proposal” means, in respect of a Party, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal or inquiry from any person or group of persons (other than the other Party or any affiliate of the other Party), whether written or oral, made after the date hereof, relating to: (a) any direct or indirect sale or disposition (or any joint venture, lease, license, long-term supply agreement, royalty agreement or other arrangement having the same economic effect as a sale or disposition), in a single transaction or series of related transactions, of (i) assets of such Party and or one or more of its Subsidiaries (including shares of Subsidiaries of such Party) that, individually or in the aggregate, (A) represent 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole and measured by the fair market value thereof, or (B) contribute 20% or more of the consolidated revenue of such Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any class of voting or equity securities (including securities convertible into, or exchangeable or exercisable for such voting or equity securities) of such Party or 20% or more of any class of voting or equity securities (including securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of such Party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of such Party); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into, or exchangeable or exercisable for such voting or equity securities) of such Party or 20% or more of any class of voting or equity securities (including securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of such Party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole (determined based upon the most recent publicly available consolidated financial statements of such Party); or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving such Party and/or any of its Subsidiaries that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into, or exchangeable or exercisable for such voting or equity securities) of such Party or 20% or more of any class of voting or equity securities (including securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of such Party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole (determined based upon the most recent publicly available consolidated financial statements of such Party);

“allowable capital loss” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Annual Information Form” has the meaning given to it under the heading “Information Concerning New Gold”;

“Annual MD&A” has the meaning given to it in Appendix G to this Circular;

“Arrangement” means the arrangement of New Gold under the provisions of Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, the Plan of Arrangement, or made at the direction of the Court in the Final Order with the prior written consent of both New Gold and Coeur, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated November 2, 2025 between New Gold, Coeur and the Purchaser, including all schedules annexed thereto, together with the New Gold Disclosure Letter and Coeur Disclosure Letter, in each case as may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement, which is to be considered, and if thought fit, passed at the Meeting, substantially in the form and content of Appendix A to this Circular;

“Authorization” means, with respect to any person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such person;

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations made thereunder, as promulgated or amended from time to time;

“Blakes” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement”;

“BMO Capital Markets” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement”;

“Board” means the board of directors of New Gold, as the same is constituted from time to time;

“Board Recommendation” means the recommendation by the Board, after receiving financial and legal advice, the Fairness Opinions and the recommendation of the Special Committee, that Shareholders vote in favour of the Arrangement Resolution;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Mexico City, Mexico, New York, New York, Toronto, Ontario or Vancouver, British Columbia;

“Canada-U.S. Tax Treaty” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”;

“Canadian Securities Authorities” means the Ontario Securities Commission and any other applicable securities commissions and securities regulatory authority of a province or territory of Canada;

“Canadian Securities Laws” means the Securities Act and any other applicable Canadian provincial or territorial securities Laws (including published policies thereunder);

“Cash Out Value” means an amount equal to (a) the product of (i) the number of New Gold Shares underlying a New Gold Option, and (ii) the 5-Day VWAP of the New Gold Shares, minus (b) the aggregate exercise price of such New Gold Option;

“CDS” means CDS Clearing and Depository Services Inc.;

“CIBC World Markets” means CIBC World Markets Inc., as independent financial advisor to the Special Committee;

“CIBC World Markets Fairness Opinion” means the opinion of CIBC World Markets, addressed to the Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration is fair, from a financial point of view, to Shareholders;

“CIM Standards” means the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves;

“Circular” means this management information circular, including the Notice of Special Meeting, together with all appendices hereto and all documents incorporated by reference herein, and all amendments and supplements hereof, to be mailed or otherwise distributed by New Gold to the Shareholders or such other persons as may be required by the Interim Order and applicable laws in connection with the Meeting;

“CNA” means the National Antitrust Commission (Comisión Nacional Antimonopolio) of Mexico or any other governmental body that may assume its powers and responsibilities;

“CNA Approval” means the unconditional approval of the concentration consisting in the transactions contemplated in the Arrangement Agreement issued by the CNA, pursuant to the provisions set forth in the Mexican Antitrust Law;

“Coeur” means Coeur Mining, Inc., corporation existing under the laws of the State of Delaware;

“Coeur Annual Report” means the Form 10-K annual report of Coeur filed February 19, 2025 for the fiscal year ended December 31, 2024, as amended;

“Coeur Board” means the board of directors of Coeur, as the same is constituted from time to time;

“Coeur Board Recommendation” means the recommendation of the Coeur Board, after evaluating the Arrangement in consultation with Coeur’s management and legal and financial advisors, that Coeur Stockholders vote to approve the Coeur Charter Amendment and Coeur Stock Issuance;

“Coeur Change in Recommendation” means, until the earlier of the Effective Time or the date, if any, on which the Arrangement Agreement is terminated in accordance with its terms, Coeur, its Subsidiaries or any of their respective Representatives: (a) adopt, approve, publicly endorse or publicly recommend or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal; (b) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to New Gold, the Coeur Board Recommendation; (c) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within 10 Business Days after New Gold’s written request that Coeur or the Coeur Board do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to New Gold, such rejection of such Acquisition Proposal) and reaffirm the Coeur Board Recommendation within such 10 Business Day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last 10 days prior to the Meeting, fail to take the foregoing actions, with references to the applicable 10 Business Day period being replaced with three Business Days); (d) fail to include the Coeur Board Recommendation in the Coeur Proxy Statement; (e) approve or authorize, or cause or permit Coeur or any of its Subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with the Arrangement Agreement); or (f) commit or agree to do any of the foregoing;

“Coeur Charter Amendment” means an amendment to the certificate of incorporation of Coeur, substantially in the form of Schedule C to the Arrangement Agreement;

“Coeur Disclosure Letter” means the disclosure letter dated November 2, 2025 (including all schedules, exhibits and appendices thereto) and executed by Coeur and delivered to New Gold prior to or concurrently with the execution of the Arrangement Agreement;

“Coeur Incentive Awards” means all outstanding Coeur RSUs, performance share units, options and any other awards made in accordance with the Coeur Incentive Plans;

“Coeur Incentive Plans” means, collectively, the Amended & Restated Coeur Mining, Inc. 2018 Long-Term Incentive Plan effective as of May 11, 2021, the Coeur Mining, Inc. Stock Option Plan (Legacy Plan), effective August 24, 2015, as amended, and the Coeur Mining, Inc. Stock Option Plan, effective June 15, 2022, as amended, and the applicable form of award agreements thereunder;

“Coeur Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the business, results of operations or condition (financial or otherwise) of Coeur and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting or arising from or relating to: (a) the announcement or execution of the Arrangement Agreement or the implementation of the transactions contemplated thereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of Coeur with customers, suppliers, service providers and employees); (b) any change in the market price or trading volume of any securities of Coeur (it being understood that the changes, effects, events, occurrences or states of fact or circumstance underlying such change in market price or trading volume that are not otherwise excluded from the definition of a Coeur Material Adverse Effect may be taken into account in determining whether a Coeur Material Adverse Effect has occurred); (c) any change affecting the gold and silver mining industry as a whole; (d) any change (on a current or forward basis) in the price of gold or silver or any changes in commodity prices or general market prices affecting the mining industry; (e) general political, economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions in the United States, Canada or Mexico; (f) any generally applicable change or prospective change after the date of the Arrangement Agreement in U.S. GAAP or regulatory accounting requirements; (g) the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism, or the occurrence of any cyber-attacks or data breaches; (h) any general outbreak of illness, pandemic, epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof; (i) the failure of Coeur to meet any internal or published projections, forecasts, guidance, budgets, or estimates of revenues, earnings, cash flow or other financial performance or results of operations for any period (provided, however, that the changes, effects, events, occurrences or states of fact or circumstance underlying such failure that are not otherwise excluded from the definition of a Coeur Material Adverse Effect may be considered to determine whether such failure constitutes a Coeur Material Adverse Effect); (j) any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire, weather-related event or man-made natural disaster); (k) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity occurring after the date of the Arrangement Agreement (including with respect to Taxes); or (l) any action taken (or omitted to be taken) by Coeur or a Subsidiary thereof which is required to be taken (or omitted to be taken) pursuant to the Arrangement Agreement or that is consented to by New Gold in writing; provided, however, (1) that with respect to clauses (c), (d), (e), (f), (g), (h) and (j), to the extent any such change, effect, event, occurrence or state of facts or circumstance has a disproportionate effect on Coeur and its Subsidiaries, taken as a whole, compared to other entities with a similar type, size and scale, and operating in the same industries, as Coeur and its Subsidiaries, taken as a whole, operate, the incremental disproportionate effect may be taken into account in determining whether there has been a Coeur Material Adverse Effect, and only to the extent otherwise permitted by this definition and (2) in the Arrangement Agreement, references to dollar amounts are not intended to be and shall not be illustrative or interpretive for purposes of determining if a Coeur Material Adverse Effect has occurred;

“Coeur Meeting” means the meeting of Coeur Stockholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law to consider the Coeur Charter Amendment, Coeur Stock Issuance and for any other purpose as may be set out in the Coeur Proxy Statement and agreed to in writing by New Gold;

“Coeur Proxy Statement” means the proxy statement on Schedule 14A to be distributed to the Coeur Stockholders, including all schedules, appendices and exhibits thereto and enclosures therewith, and information incorporated by reference therein, in connection with the Coeur Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement;

“Coeur Record Date” means December 8, 2025;

“Coeur RSUs” means the outstanding restricted stock units of Coeur granted under the Coeur Incentive Plans;

“Coeur Shares” means the shares of common stock in the capital of Coeur;

“Coeur Stock Issuance” means the issuance of Coeur Shares, pursuant to the Arrangement Agreement as contemplated by, and subject to the terms and conditions set forth in the Arrangement Agreement;

“Coeur Stockholder” means a holder of one or more Coeur Shares;

“Coeur Stockholder Approvals” means the approval of (a) the Coeur Stock Issuance by the affirmative vote of at least a majority of the votes cast in person (virtually) or represented by proxy at the Coeur Meeting in accordance with section 312.03(c) and section 312.07 of the NYSE Listed Company Manual; and (b) the Coeur Charter Amendment by the affirmative vote of Coeur Stockholders required by the certificate of incorporation of Coeur and the DGCL at the Coeur Meeting;

“Coeur Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (with references to 20% being deemed to be replaced with references to 50%) in respect of Coeur and its Subsidiaries that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement: (a) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or group of persons making such Acquisition Proposal; (b) that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate such Acquisition Proposal to the satisfaction of the Coeur Board, acting in good faith (after consultation with Coeur’s legal and financial advisors); (c) that is not, as of the date that Coeur provides a Coeur Superior Proposal Notice, subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant); (d) complies with applicable U.S. Securities Laws in all material respects; and (e) in respect of which the Coeur Board (after consultation with Coeur’s legal and financial advisors) determines in good faith, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction that is more favourable, from a financial point of view, to the Coeur Stockholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement proposed by New Gold);

“Coeur Superior Proposal Notice” means notice in writing provided by Coeur to New Gold, in accordance with the superior proposal and right to match provisions of the Arrangement Agreement;

“Coeur Support and Voting Agreements” means the support and voting agreements between New Gold and the Coeur Stockholders party thereto setting forth the terms and conditions upon which they have agreed, among other things, to vote their Coeur Shares in favour of the Coeur Charter Amendment and Coeur Stock Issuance;

“Coeur Supporting Shareholders” means, collectively, the directors and senior officers of Coeur who have entered into a Coeur Support and Voting Agreement;

“Coeur Technical Reports” means, collectively, the Kensington Technical Report, the Las Chispas Technical Report, the Palmarejo Technical Report, the Rochester Technical Report and the Wharf Technical Report;

“Coeur Termination Payment” means $413,705,000;

“Coeur Termination Payment Event” has the meaning given to it under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Payments”;

“Combined Company” means Coeur and all of its subsidiaries (including New Gold) immediately following completion of the Arrangement;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any person duly authorized by the Commissioner to act on his behalf;

“Company” means New Gold Inc., a corporation existing under the laws of the Province of British Columbia;

“Compensation Event” has the meaning given to it under the heading “Interest of Certain Persons in Matters to be Acted Upon – New Gold Contractual Change of Control Payments”;

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder, as amended;

“Competition Act Approval” means that, in connection with the transactions contemplated by the Arrangement Agreement, either: (a) both: (i) the applicable waiting periods under subsection 123(1) of the Competition Act shall have expired or have been waived in accordance with subsection 123(2) of the Competition Act or the obligation to provide a premerger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act; and (ii) the Commissioner shall have issued a No-Action Letter; or (b) the Commissioner shall have issued an Advance Ruling Certificate;

“Competition Challenge” has the meaning given to it under the heading “The Arrangement – Approvals Required for the Arrangement – Competition Act Approval”;

“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada);

“Computershare” means Computershare Investor Services Inc.;

“concentration” for purposes of Mexican Antitrust Law, means any merger, acquisition of control or any transaction the result of which is the merger of corporations, companies, associations, shares, equity interests, trusts or assets in general, executed among competitors, suppliers, clients or any other economic agent;

“Confidentiality Agreement” means the amended and restated confidentiality agreement between Coeur and New Gold dated April 17, 2025, as further amended on September 25, 2025;

“Consideration” means the consideration to be received by the Shareholders pursuant to the Plan of Arrangement;

“Consideration Shares” means the Coeur Shares to be received by Shareholders as part of the Consideration pursuant to the Plan of Arrangement;

“Continuing Employees” means New Gold Employees that are employed by Coeur, New Gold or any of their respective subsidiaries immediately following the Effective Time;

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“Davies” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement”;

“Depositary” means Computershare, in its capacity as depositary for the purpose of, among other things, exchanging certificates representing New Gold Shares for the aggregate Consideration in connection with the Arrangement;

“DGCL” means Delaware General Corporation Law;

“Dissent Rights” means the rights of dissent exercisable by registered Shareholders in respect of the Arrangement under sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement;

“Dissent Shares” means the New Gold Shares held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has properly and validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Shareholder as of the Record Date who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its New Gold Shares, but only in respect of the Dissent Shares;

“DRS Advice” means a Direct Registration System Advice;

“DTC” means The Depository Trust Company;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC;

“Effective Date” means the date on which the Arrangement becomes effective in accordance with the Arrangement Agreement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Employment Agreements” has the meaning given to it under the heading “Interest of Certain Persons in Matters to be Acted Upon – New Gold Contractual Change of Control Payments”;

“ERISA” means the United States Employee Retirement Income Security Act of 1974;

“Exchange Amount” has the meaning given to it under the heading “Business Combination Under MI 61-101”;

“Exchange Ratio” means 0.4959;

“Expense Reimbursement Amount” has the meaning given to it under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Expense Reimbursement Payable by New Gold”;

“Fairness Opinions” means the National Bank Financial Fairness Opinion and the CIBC World Markets Fairness Opinion;

“FHSA” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“Final Order” means the final order of the Court contemplated by the Arrangement Agreement, in form and substance acceptable to New Gold and Coeur, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the consent of both New Gold and Coeur, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both New Gold and Coeur, each acting reasonably) on appeal;

“Goodmans” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement”;

“Governmental Entity” means: (a) any international, federal, provincial, territorial, tribal, state, regional, county, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, international arbitration institution, commission, board, ministry bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE and the NYSE American; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“ICA” means the Investment Canada Act (Canada), as amended, and the regulations promulgated thereunder;

“ICA Approval” means, in respect of the transactions contemplated by the Arrangement Agreement, that: (a) either (i) Coeur shall have received written evidence from the responsible Minister under the ICA that the Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada pursuant to the ICA, or (ii) the responsible Minister shall have been deemed to be satisfied (within the meaning of the ICA) that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada pursuant to the ICA; and (b) there shall be no order prohibiting the consummation of the Arrangement under part IV.1 of the ICA;

“IFRS” means IFRS Accounting Standards as issued by the International Accounting Standards Board;

“Incentive Awards” means New Gold Options, New Gold PSUs, New Gold RSUs and New Gold DSUs;

“including” means including, without limitation;

“Initial Outside Date” has the meaning given to it under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination by Either Party”;

“Interim MD&A” has the meaning given to it in Appendix G;

“Interim Order” means the interim order of the Court attached hereto as Appendix B, made pursuant to section 291 of the BCBCA following the application therefor submitted to the Court after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement as contemplated by the Arrangement Agreement, in a form and substance acceptable to New Gold and Coeur, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, including as such order may be amended, supplemented, modified or varied by the Court (with the consent of New Gold and Coeur, each acting reasonably);

“Investment Assets” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Offshore Investment Fund Property Rules”;

“IRS” means the United States Internal Revenue Service;

“Kensington Technical Report” means the technical report summary prepared for the Kensington gold operations entitled “Kensington Gold Operations, Alaska, Technical Report Summary” dated current as at December 31, 2021 and filed on February 16, 2022;

“Kingsdale Advisors” means the strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, who has been retained by New Gold to provide the proxy solicitation services described under the heading “Management Information Circular”;

“Las Chispas Technical Report” means the technical report summary prepared for the Las Chispas operation entitled “Las Chispas Operation, S-K1300 Technical Report Summary, Sonora, Mexico” dated effective December 31, 2024;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such person or its business and have the force of law, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal for use by registered Shareholders, in the form accompanying the Circular;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, lease, sublease, restriction, easement, right-of-way, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Matching Period” has the meaning given to it under the heading “The Arrangement Agreement – Covenants Regarding Non-Solicitation and Acquisition Proposals – Superior Proposals and Right to Match”;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, and if deemed advisable approve, the Arrangement Resolution;

“Meeting Materials” means the Notice of Special Meeting, this Circular and the related form of proxy or voting instruction form;

“Mexican Antitrust Law” means the Federal Economic Competition Law (Ley Federal de Competencia Económica) of Mexico;

“Mexico” means the United Mexican States;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Multiemployer Plan” means any “multiemployer plan” within the meaning of section 4001(a)(3) of ERISA;

“National Bank Financial” means National Bank Financial Inc., as financial advisor to New Gold;

“National Bank Financial Fairness Opinion” means the opinion of National Bank Financial to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders;

“National Security Notice” has the meaning given to it under the heading “The Arrangement – Approvals Required for the Arrangement – ICA Approval”;

“National Security Review” has the meaning given to it under the heading “The Arrangement – Approvals Required for the Arrangement – ICA Approval”;

“Net Benefit Approval” has the meaning given to it under the heading “The Arrangement – Approvals Required for the Arrangement – ICA Approval”;

“New Afton Mine” means New Gold’s 100% owned New Afton copper and gold mine in British Columbia, Canada;

“New Afton Mine Technical Report” means the technical report prepared for the New Afton Mine entitled “NI 43-101 Technical Report, New Afton Mine, British Columbia, Canada” dated effective December 31, 2024;

“New Gold” means New Gold Inc., a corporation existing under the laws of the Province of British Columbia;

“New Gold Benefit Plans” means all employee benefit plans, including all welfare, health, dental, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life, short term disability, long term disability or other medical insurance, mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, post-employment benefit, post-retirement benefit, bonus, profit sharing, option, incentive, performance, equity, equity-based, phantom, deferred compensation, severance, retention, stay bonus, paid time off, change of control, termination, pension, retirement, saving and supplemental retirement agreements, policies, programs, arrangements, schemes, practices or undertakings, whether funded or unfunded, insured or uninsured, registered or unregistered, oral or written, which are maintained by or binding upon New Gold or any of its Subsidiaries or for which New Gold or its Subsidiaries has any liability or contingent liability for the benefit of any current or former New Gold Employees or independent contractors (or, to the extent applicable, any spouses, dependents, survivors or beneficiaries of such persons) excluding any Multiemployer Plans or Statutory Plans;

“New Gold Change in Recommendation” means, until the earlier of the Effective Time or the date, if any, on which the Arrangement Agreement is terminated in accordance with its terms, New Gold, its Subsidiaries or any of their respective Representatives: (a) adopt, approve, publicly endorse or publicly recommend or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal; (b) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Coeur, the Board Recommendation; (c) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within 10 Business Days after Coeur’s written request that New Gold or the Board do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Coeur, such rejection of such Acquisition Proposal) and reaffirm the Board Recommendation within such 10 Business Day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last 10 days prior to the Meeting, fail to take the foregoing actions, with references to the applicable 10 Business Day period being replaced with three Business Days); (d) fail to include the Board Recommendation in this Circular; (e) approve or authorize, or cause or permit New Gold or any of its Subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with the Arrangement Agreement); or (f) commit or agree to do any of the foregoing;

“New Gold Director Nominees” means Patrick Godin and one other member of the Board, each of whom will be members of the Coeur Board following the Effective Time, in accordance with the terms of the Arrangement Agreement;

“New Gold Disclosure Letter” means the disclosure letter dated November 2, 2025 (including all schedules, exhibits and appendices thereto) and executed by New Gold and delivered to Coeur prior to or concurrently with the execution of the Arrangement Agreement;

“New Gold DSU Plan” means the deferred share unit plan of New Gold effective May 6, 2010, as amended;

“New Gold DSUs” means the outstanding deferred share units granted under the New Gold DSU Plan;

“New Gold Employees” means all individuals who are employed as officers or employees by New Gold and its subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees, and any officers who provide services to New Gold as consultants;

“New Gold LTIP” means the long term incentive plan of New Gold effective February 19, 2025;

“New Gold Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the business, results of operations or condition (financial or otherwise) of New Gold and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting or arising from or relating to: (a) the announcement or execution of the Arrangement Agreement or the implementation of the transactions contemplated thereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of New Gold with customers, suppliers, service providers and employees); (b) any change in the market price or trading volume of any securities of New Gold (it being understood that the changes, effects, events, occurrences or states of fact or circumstance underlying such change in market price or trading volume that are not otherwise excluded from the definition of a New Gold Material Adverse Effect may be taken into account in determining whether a New Gold Material Adverse Effect has occurred); (c) any change affecting the gold, silver or copper mining industry as a whole; (d) any change (on a current or forward basis) in the price of gold, silver or copper or any changes in commodity prices or general market prices affecting the mining industry; (e) general political, economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions in the United States, Canada or Mexico; (f) any generally applicable change or prospective change after the date of the Arrangement Agreement in IFRS or regulatory accounting requirements; (g) the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism, or the occurrence of any cyber-attacks or data breaches; (h) any general outbreak of illness, pandemic, epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof; (i) the failure of New Gold to meet any internal or published projections, forecasts, guidance, budgets, or estimates of revenues, earnings, cash flow or other financial performance or results of operations for any period (provided, however, that the changes, effects, events, occurrences or states of fact or circumstance underlying such failure that are not otherwise excluded from the definition of a New Gold Material Adverse Effect may be considered to determine whether such failure constitutes a New Gold Material Adverse Effect); (j) any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire, weather-related event or man-made natural disaster); (k) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity occurring after the date of the Arrangement Agreement (including with respect to Taxes); or (l) any action taken (or omitted to be taken) by New Gold or a Subsidiary thereof which is required to be taken (or omitted to be taken) pursuant to the Arrangement Agreement or that is consented to by Coeur in writing; provided, however, (1) that with respect to clauses (c), (d), (e), (f), (g), (h) and (j), to the extent any such change, effect, event, occurrence or state of facts or circumstance has a disproportionate effect on New Gold and its Subsidiaries, taken as a whole, compared to other entities with a similar type, size and scale, and operating in the same industries, as New Gold and its Subsidiaries, taken as a whole, operate, the incremental disproportionate effect may be taken into account in determining whether there has been a New Gold Material Adverse Effect, and only to the extent otherwise permitted by this definition and (2) in the Arrangement Agreement, references to dollar amounts are not intended to be and shall not be illustrative or interpretive for purposes of determining if a New Gold Material Adverse Effect has occurred;

“New Gold Option Plan” means the option plan of New Gold effective May 4, 2011, as amended;

“New Gold Options” means the outstanding options to purchase New Gold Shares granted under the New Gold Option Plan;

“New Gold Properties” means the Rainy River Mine and the New Afton Mine;

“New Gold PSUs” means the outstanding performance share units granted under the New Gold LTIP;

“New Gold RSUs” means the outstanding restricted share units granted under the New Gold LTIP;

“New Gold Shareholder Approval” has the meaning given to it under the heading “The Arrangement Agreement – The Arrangement”;

“New Gold Shares” means the common shares in the capital of New Gold;

“New Gold Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (with references to 20% being deemed to be replaced with references to 50%) in respect of New Gold and its Subsidiaries that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement: (a) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or group of persons making such Acquisition Proposal; (b) that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate such Acquisition Proposal to the satisfaction of the Board, acting in good faith (after consultation with New Gold’s legal and financial advisors); (c) that is not, as of the date that New Gold provides a New Gold Superior Proposal Notice, subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant); (d) complies with applicable Canadian Securities Laws in all material respects; and (e) in respect of which the Board (after consultation with New Gold’s legal and financial advisors) determines in good faith, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction that is more favourable, from a financial point of view, to the Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement proposed by Coeur);

“New Gold Superior Proposal Notice” means notice in writing provided by New Gold to Coeur, in accordance with the superior proposal and right-to-match provisions of the Arrangement Agreement;

“New Gold Support and Voting Agreements” means the support and voting agreements between Coeur and the Shareholders party thereto setting forth the terms and conditions upon which they have agreed, among other things, to vote their New Gold Shares and/or New Gold Options in favour of the Arrangement Resolution;

“New Gold Supporting Shareholders” means, collectively, all of the directors and officers of New Gold who have entered into a New Gold Support and Voting Agreement;

“New Gold Technical Reports” means the New Afton Mine Technical Report and the Rainy River Technical Report;

“New Gold Termination Payment” means $254,725,000;

“New Gold Termination Payment Event” has the meaning given to it under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Payments”;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 45-102” means National Instrument 45-102 – Resale of Securities;

“No-Action Letter” means a written confirmation from the Commissioner indicating that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement, such letter or other written notification having not been withdrawn prior to the Effective Time;

“Non-Continuing Employees” means New Gold Employees whose employment with New Gold or any of its Subsidiaries is terminated by New Gold or its Subsidiaries, as applicable, without cause, at or immediately prior to the Effective Time;

“non-GAAP measures” has the meaning given to it under the heading “Non-GAAP Measures”;

“Non-Resident Dissenter” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”;

“Non-Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Notice of Dissent” has the meaning given to it under the heading “Dissent Rights of Shareholders”;

“Notice of Special Meeting” means the notice of special meeting of New Gold which accompanies this Circular;

“Notifiable Transaction” has the meaning given to it under the heading “The Arrangement – Approvals Required for the Arrangement – Competition Act Approval”;

“Notification” has the meaning given to it under the heading “The Arrangement – Approvals Required for the Arrangement – Competition Act Approval”;

“NYSE” means the New York Stock Exchange;

“NYSE American” means the NYSE American stock exchange;

“OIF Rules” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Offshore Investment Fund Property Rules”;

“Ontario Teachers” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement”;

“Outside Date” has the meaning given to it under the heading “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination by Either Party”;

“Palmarejo Technical Report” means the technical report summary prepared for the Palmarejo operations entitled “Palmarejo Operations, Mexico, Technical Report Summary” dated current as at December 31, 2021 and filed on February 16, 2022;

“Parties” means, collectively, New Gold, Coeur and the Purchaser, and “Party” means any one of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Petition and Notice of Hearing of Petition for the Final Order” means the petition and notice of hearing of petition for the Final Order attached as Appendix C to this Circular;

“PFIC” has the meaning given to it under the heading “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations – In General”;

“Plan of Arrangement” means the plan of arrangement of New Gold, substantially in the form and content set out in Appendix D, and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of New Gold and Coeur, each acting reasonably;

“Purchaser” means 1561611 B.C. Ltd., a company existing under the laws of the Province of British Columbia, Canada;

“QEF” has the meaning given to it under the heading “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations – Consequences of PFIC Status”;

“Rainy River Mine” means New Gold’s 100% owned Rainy River gold mine in Ontario, Canada;

“Rainy River Mine Technical Report” means the technical report prepared for the Rainy River Mine entitled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada” dated effective December 31, 2024;

“RDSP” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“Record Date” means December 17, 2025, being the record date for the purposes of determining those Shareholders entitled to receive notice of, and to vote virtually or in-person or by proxy at the Meeting or any adjournment or postponement thereof;

“Registered Plans” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment by Registered Plans”;

“Registrar” has the meaning ascribed to such term in the BCBCA;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Regulations” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Authorizations and other approvals (including the lapse, without objections, of a prescribed period of time under a statute or regulation that states that a transaction may be implemented if a prescribed period of time lapses following the giving of notice without an objection being made) of any Governmental Entity required in relation to the transactions contemplated by the Arrangement Agreement, including the CNA Approval, Competition Act Approval and ICA Approval;

“Representative” means, with respect to a Party, such Party’s directors, officers, employees, counsel, financial advisors, accountants, agents, consultants and other authorized representatives and advisors;

“Resident Dissenter” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”;

“Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RESP” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“Response to Petition” means an application response substantially in the form of Form 67 of the Supreme Court Civil Rules;

“Reviewable Transaction” has the meaning given to it under the heading “The Arrangement – Approvals Required for the Arrangement – ICA Approval”;

“Revised New Gold RSUs” has the meaning given to it under the heading “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Incentive Awards – Treatment of New Gold RSUs”;

“Rochester Technical Report” means the technical report summary prepared for the Rochester operations entitled “Rochester Operations, Nevada, Technical Report Summary” dated current as at December 31, 2021 and filed on February 16, 2022;

“RRIF” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“RRSP” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“SEC” means the U.S. Securities and Exchange Commission;

“SEC Clearance” means the earliest to occur of (a) the SEC informing Coeur that it has no remaining comments on, or will not review, the Coeur Proxy Statement; or (b) the passage of at least 10 calendar days (as calculated pursuant to Rule 14a-6 of the U.S. Exchange Act) since the filing of the preliminary Coeur Proxy Statement with the SEC not informing Coeur that it intends to review the Coeur Proxy Statement;

“Section 3(a)(10)” has the meaning given to it under the heading “Notice to Shareholders in the United States”;

“Section 3(a)(10) Exemption” has the meaning given to it under the heading “Notice to Shareholders in the United States”;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies promulgated thereunder;

“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws;

“Securityholder” means the Shareholders and, as applicable, the holders of New Gold Options, New Gold PSUs, New Gold RSUs and New Gold DSUs;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval Plus;

“Shareholder” means a holder of one or more New Gold Shares;

“SilverCrest” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement”;

“SilverCrest Financial Statements” means the consolidated historical financial statements of SilverCrest as at December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, together with the related notes and the report of PricewaterhouseCoopers LLP, independent auditors, filed as Exhibit 99.2 to the Current Report on Form 8-K/A of Coeur dated March 25, 2025;

“Special Committee” means the special committee of independent directors of the Board established in connection with the transactions contemplated by the Arrangement Agreement;

“Statutory Plans” means statutory benefit plans which New Gold or its Subsidiaries are required to participate in or comply with, including as applicable the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Subsidiary” has the meaning given to it in National Instrument 45-106 – Prospectus Exemptions;

“Superior Proposal” means a Coeur Superior Proposal or a New Gold Superior Proposal, as the context requires;

“Supplementary Information Request” has the meaning given to it under the heading “The Arrangement – Approvals Required for the Arrangement – Competition Act Approval”;

“Support and Voting Agreements” means, collectively, the New Gold Support and Voting Agreements and the Coeur Support and Voting Agreements;

“Tax Act” means the Income Tax Act (Canada), as amended, and the rules and regulations promulgated thereunder;

“Tax Proposals” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, earnings, profits, mining, mineral, carbon, fuel, windfall, environmental, royalty, capital, capital stock, transfer, land transfer, disability, ad valorem, sales, net worth, goods and services, harmonized sales, use, value-added, excise, stamp, recording, withholding, global minimum or “Pillar 2”, business, franchising, property, premium, development, occupation, occupancy, employer health, alternative or add-on minimum, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada Pension Plan and other pension plan premiums or contributions imposed by any Governmental Entity, any transferee or predecessor liability in respect of any of the foregoing, and any liability for any such amounts imposed with respect to any other person, including under any agreements or arrangements;

“TFSA” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. GAAP” means generally accepted accounting principles in the United States;

“U.S. Holder” has the meaning given to it under the heading “Certain United States Federal Income Tax Considerations”;

“U.S. Person” has the meaning ascribed to it in Rule 902(k) of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means the U.S. Exchange Act, the U.S. Securities Act and all other applicable U.S. federal securities Laws;

“U.S. Shareholders” has the meaning given to it under the heading “The Arrangement – Issuance and Resale of Coeur Shares Issued to Shareholders as Consideration Under the Arrangement – United States”;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder;

“U.S. Treasury Regulations” means the income tax regulations promulgated under the U.S. Tax Code, as such regulations may be amended from time to time;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Value Determination Date” means the date that is three Business Days prior to the Effective Date;

“VAT” has the meaning given to it under the heading “Risk Factors – Risk Factors Relating to the Combined Company Following Completion of the Arrangement”;

“VWAP” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement”;

“Waiver” has the meaning given to it under the heading “The Arrangement – Approvals Required for the Arrangement – Competition Act Approval”; and

“Wharf Technical Report” means the technical report summary prepared for the Wharf operations entitled “Wharf Operations, South Dakota, Technical Report Summary” dated current as at December 31, 2021 and filed on February 16, 2022.

Appendix A
Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a)	The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), involving Coeur Mining, Inc. (the “Parent”), New Gold Inc. (the “Company”), 1561611 B.C. Ltd. (the “Purchaser”), and Company Shareholders (as defined in the Arrangement Agreement), all as more particularly described and set forth in the notice of meeting and management information circular (the “Circular”) of the Company dated December 19, 2025 accompanying the notice of the meeting (as the Arrangement may be modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;

(b)	The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving the Parent, the Purchaser, the Company and the Company Shareholders and implementing the Arrangement, the full text of which is set out in Appendix D to the Circular (as the Plan of Arrangement may be, or may have been, modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;

(c)	The arrangement agreement among the Parent, the Company and the Purchaser dated as of November 2, 2025, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the “Arrangement Agreement”) and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto in accordance with its terms are hereby confirmed, ratified and approved in all respects;

(d)	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement in accordance with and subject to the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended from time to time in accordance with their terms);

(e)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Company Shareholders or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to, or approval of, the Company Shareholders:

(i)	to modify, supplement or amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(ii)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

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(f)	Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(i)	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(ii)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Appendix B
Interim Order

See attached.

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SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

DEC 17 2025

ENTERED

No. S-259414
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 TO 291 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57, AS AMENDED

AND

NEW GOLD INC.

PETITIONER

INTERIM ORDER MADE AFTER APPLICATION

BEFORE ASSOCIATE JUDGE Scarth	)	WEDNESDAY, DECEMBER 17, 2025

ON THE APPLICATION of the Petitioner, New Gold Inc. ("New Gold") for an Interim Order pursuant to section 291 of the *Business Corporations Act*, S.B.C. 2002, c. 57 (the "BCBCA"), in connection with a proposed arrangement (the "Arrangement") involving New Gold, 1561611 B.C. Ltd. (the "Purchaser") and Coeur Mining Inc. (the "Parent") under section 288 of the BCBCA, to be effected on the terms and conditions set out in a plan of arrangement (the "Plan of Arrangement"), coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on Wednesday, December 17, 2025, without notice, AND ON HEARING Craig A. B. Ferris, K.C. and Jane Mayfield, counsel for New Gold, and Tevia Jeffries, counsel for the Purchaser and the Parent, AND ON READING the material filed, including the Petition, Affidavit #1 of Ankit Shah, made on December 12, 2025 (the "Shah Affidavit"), AND UPON BEING ADVISED by counsel for New Gold that it is the intention of the parties to rely on section 3(a)(10) of the United States Securities Act of

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1933, as amended (the "U.S. Securities Act"), and that the declaration of fairness of, and the approval of, the Arrangement by this Honourable Court will serve as the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof, for the issuance of securities in connection with the Arrangement:

THIS COURT ORDERS THAT:

Definitions

1. All capitalized terms used in this Interim Order, unless otherwise defined herein, shall have the respective meaning given to them in the Management Information Circular of New Gold Inc. (the "Circular"). A draft copy of the Circular that is in substantially final form is attached as Exhibit "A" to the Shah Affidavit.

The Meeting

2. Pursuant to sections 186, 288, 289, 290 and 291 of the BCBCA, New Gold is permitted to convene, hold and conduct a special meeting (the "Meeting") of the holders of common shares (the "Shareholders") in the capital of New Gold (the "Shares") to be held at 11:00 a.m. (Toronto time) on January 27, 2026 at the offices of Davies Ward Phillips & Vineberg LLP located at 155 Wellington Street West, Suite 4000, Toronto, Ontario M5V 1J7, and via live webcast at https://meetings.lumiconnect.com/400-332-821-927, password "newgold2026" (case sensitive), or on such other date and time as may result from postponement or adjournment in accordance with this Interim Order and any further Order of this Court.

3. At the Meeting, the Shareholders will, *inter alia*, consider and, if deemed advisable, pass, with or without variation, a special resolution (the "Arrangement Resolution"), in the form attached as Appendix "A" to the Circular, authorizing, approving and adopting in accordance with section 289(1)(a)(i) of the BCBCA the Arrangement under Division 5 of Part 9 of the BCBCA involving New Gold, the Purchaser, and

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4. At the Meeting, New Gold will also seek to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

5. For greater certainty, attendance at the Meeting virtually, via the live webcast, shall be deemed to constitute attendance "in person".

6. The Meeting shall be called, held and conducted in accordance with the Notice of Special Meeting of Shareholders (the "Notice of Meeting") to be delivered in substantially the form attached to and forming part of the Circular, and in accordance with the applicable provisions of the BCBCA, New Gold's articles, applicable securities legislation and the Circular, all subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

Record Date

Notice of Meeting

8. In order to effect notice of the Meeting, New Gold shall send, or cause to be sent, the Circular (including the Petition, Notice of Hearing of Petition for the Final Order, and this Interim Order), the Notice of Meeting, the Plan of Arrangement, the Form of Proxy (as defined below), the voting instruction forms and the letter of transmittal, in substantially the same forms appended to the Shah Affidavit, with such amendments and inclusions thereto as counsel for New Gold may advise are

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necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), as follows:

(a) to the registered Shareholders, at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

   (i) by pre-paid ordinary or first-class mail at the addresses of the registered Shareholders as they appear on the central securities register of New Gold as at the close of business on the Record Date and, if no address is shown therein, then the last address of the person known to the Corporate Secretary of New Gold;

   (ii) by delivery, in person or by recognized courier service, to the address specified in (i) above; or

   (iii) by facsimile or electronic transmission (including email) to any Shareholder who has approved electronic delivery (including email);

(b) to non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in accordance with the procedures prescribed by *National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

(c) to the respective directors and auditors of New Gold, by delivery in person, by recognized courier service, by pre-paid ordinary or first-class mail or, by facsimile or electronic transmission (including email), at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting.

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9. In the event that a postal strike, labour disruption, or similar or related event, prevents, delays, or otherwise interrupts the delivery of the Meeting Materials as provided for in paragraph 8 (a "Postal Service Disruption"), New Gold shall:

(a) Issue a news release containing the following information (the "News Release"):

(i) The date, time, and location of the Meeting;

(ii) A brief description of the Arrangement Resolution;

(iii) A statement that electronic versions of the Circular, the form of proxy, letter of transmittal and election form, the voting instruction form, the Notice of Hearing of Petition for the Final Order, and all other proxy-related materials, as applicable:

(1) Have been filed and are available on the SEDAR+ website at www.sedarplus.ca; and

(2) Are posted in a prominent location on New Gold's website;

(iv) An explanation of how Shareholders can request from New Gold or intermediaries, as applicable:

(1) The Circular, the form of proxy, letter of transmittal and election form and voting instruction form;

(2) The individual control number required to vote; and

(3) Information on how to submit proxies to the reporting issuer or voting instructions to intermediaries in a manner that would not require the Shareholder to use the postal service, including any deadline for the return of proxy or voting instructions;

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(v) An email address and telephone number where a Shareholder can request the information listed in item (a)(iv) above;

(b) File the Circular and related materials on New Gold's SEDAR+ profile at www.sedarplus.ca; and

(c) Make the Circular and related materials available for access in a prominent location on New Gold's website.

10. Concurrently with the sending of the Meeting Materials described in paragraph 8 of this Interim Order, New Gold shall send a copy of the Circular (including the Petition, Notice of Hearing of Petition for the Final Order, and this Interim Order) and any other communications or documents determined by New Gold to be necessary or desirable (collectively, the "Court Materials") to the holders of outstanding options, deferred share units, performance share units, and restricted share units of New Gold (collectively, the "Incentive Awards") by pre-paid ordinary or first-class mail or by facsimile or electronic transmission (including email), at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting. Distribution to such persons shall be to their addresses as they appear on the books and records of New Gold or its registrar and transfer agent at the close of business on the Record Date.

11. Substantial compliance with paragraphs 8 or 9 will constitute good and sufficient notice of the Meeting for all purposes. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and New Gold shall not be required to send to the New Gold Shareholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA or otherwise.

12. Delivery of the Court Materials in accordance with paragraph 10 of this Interim Order will constitute good and sufficient service or delivery of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order, and no other form of service need be made and no other material,

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including the Petition and supporting Affidavits, need be served on such persons in respect of these proceedings except upon written request to the solicitors for New Gold at their addresses for delvery set out in the Petition.

13. Accidental failure or omission by New Gold to give notice of the Meeting or to distribute the Meeting Materials or the Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of New Gold (including, without limitation, in connection with any Postal Service Disruption), or the non-receipt of such notice shall, subject to further order of this Honourable Court, will not constitute a breach of this Interim Order nor a defect in the calling of the Meeting, nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of New Gold, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Deemed Receipt of Meeting Materials

14. The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by the Shareholders:

(a) In the case of mailing or personal courier delivery, on that day (Saturdays, Sundays and holidays excepted) following the date of mailing or acceptance by the courier service, respectively;

(b) In the case of delivery by facsimile or electronic transmission (including email), on the day that it was transmitted;

(c) In the case of delivery to intermediaries or registered nominees for onward distribution pursuant to paragraph 8(b) of this Interim Order, the day following delivering to such intermediaries or registered nominees; and

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(d) In the case of notice issued by press release, on New Gold's website, and on SEDAR+, in the event of a Postal Service Disruption, on the day that notice was issued in accordance with paragraph 9 of this Interim Order.

Amendments to the Arrangement and Plan of Arrangement

15. Subject to the terms and conditions of the Plan of Arrangement, after the date of this Interim Order and prior to the time of the Meeting, New Gold is authorized to make such amendments, revisions or supplements to the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement, without any additiona notice to the Shareholders, and the Plan of Arrangement as so amended, revised and supplemented shall be the Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

16. If any amendments, revisions or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 15 above would, if disclosed, reasonably be expected to affect Shareholders' decision to vote for or against the Arrangement Resolution, notice of such amendment, revision or supplement shall be distributed, subject to further order of this Court, by news release, newspaper advertisement, or by notice sent to Shareholders by one of the methods specified in paragraphs 8 or 9 of this Interim Order, as determined to be the most appropriate method of communication by New Gold.

Updating Meeting Materials and Court Materials

17. Notice of any amendments, revisions, updates or supplements to any of the information provided in the Meeting Materials and Court Materials may be communicated, at any time prior to the Meeting, to the Shareholders and the holders of Incentive Awards, respectively, by news release, newspaper advertisement, or by one of the methods specified in paragraphs 8 (or 9) and 10 of this Interim Order, as determined to be the most appropriate method of communication by New Gold.

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Chair of the Meeting

18. The Chair of the Meeting shall be the chair of the Board or, if the chair of the Board is absent or unwilling to act as chair of the Meeting, the president of New Gold.

19. The Chair of the Meeting is at liberty to call on the assistance of legal counsel of New Gold at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting.

20. The Chair of the Meeting shall be permitted to ask questions of, and demand the production of evidence from, the Shareholders or such other persons in attendance or represented at the Meeting, as the Chair considers appropriate having regard to the orderly conduct of the Meeting, the authority of any person to vote at the Meeting, and the validity and propriety of the votes cast and the proxies submitted in respect of the Arrangement Resolution.

21. The Chair of the Meeting may, in the Chair's discretion, waive or extend the deadline specified in the Form of Proxy for the deposit of proxies, with or without notice.

22. The Chair or another representative of New Gold present at the Meeting shall, in due course after the Meeting, file with the Court an Affidavit verifying the actions taken and the decisions reached at the Meeting with respect to the Arrangement.

Permitted Attendees

23. The only people entitled to attend the Meeting will be: (i) the Shareholders as of the Record Date and their duly appointed proxyholders; (ii) the officers, directors and auditors of New Gold; (iii) New Gold's legal and financial advisors; (iv) representatives of the Purchaser or the Parent; and (v) such other persons as may be approved by the Chair of the Meeting.

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Adjournments and Postponements

24. Notwithstanding the provisions of the BCBCA and the Articles of New Gold, and subject to the terms of the Arrangement Agreement, New Gold, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting for any reason on one or more occasions without the necessity of first convening the Meeting, or first obtaining any vote of the Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by such method and in the time that is reasonable in the circumstances, as New Gold may determine appropriate. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Quorum

25. The quorum for the Meeting is as set out in the Articles of New Gold, namely, two Shareholders present in person (or deemed to be present in person) or represented by proxy, who, in the aggregate, hold at least 5% of the Shares entitled to be voted at the Meeting.

26. Other than as provided for in this Interim Order, the terms, restrictions and conditions of the Articles of New Gold shall apply in respect of the Meeting.

Voting

27. The vote required to pass the Arrangement Resolution shall be:

(a) the affirmative vote of at least two-thirds (66⅔%) of the votes cast by Shareholders present in person or virtually or represented by proxy and entitled to vote at the Meeting, on the basis of one (1) vote per Share held; and

(b) a simple majority of the votes cast by Shareholders present in person or virtually or represented by proxy at the Meeting, excluding the votes required to be excluded by Multilateral Instrument 61-101 – *Protection of*

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Minority Security Holders in Special Transactions, as more fully described in the Circular.

28. The only persons entitled to vote on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be the Shareholders who held Shares at the close of business on the Record Date and their valid proxyholders as described in the Circular and as determined by the Chair of the Meeting in consultation with the Scrutineer (as defined below) and legal counsel to New Gold. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions on one or more resolutions (including the Arrangement Resolution) shall be voted in favour of the Arrangement Resolution and for all other matters, in a manner consistent with the recommendation of New Gold's management.

Scrutineer

29. One or more representatives of New Gold's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineer for the Meeting (the "**Scrutineer**").

Solicitation of Proxies

30. New Gold is authorized to permit the Shareholders to vote by proxy using the form of proxy (the "Form of Proxy"), substantially in the form of the draft attached as Exhibit "C" to the Shah Affidavit, with such amendments, revisions or supplemental information as New Gold may determine are necessary or desirable. New Gold is authorized at its expense to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives, including proxy solicitation firms, as it may retain for the purpose, by mail or such other forms of personal or electronic communication as it may determine.

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Dissent Rights

32. Registered Shareholders as of the Record Date will be the only Shareholders entitled to exercise Dissent Rights. A beneficial holder of Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Shareholder to dissent on behalf of the beneficial holder of Shares or, alternatively, make arrangements to become a registered Shareholder.

33. In order for a registered Shareholder to exercise Dissent Rights:

    (a) a registered Shareholder exercising his, her or its Dissent Rights (each a "Dissenting Shareholder") must deliver a written notice of dissent which must be received by the Corporate Secretary of New Gold at Suite 3320-181 Bay Street, Toronto, Ontario, M5J 2T2, Attention: Corporate Secretary, Corporate Secretary, by fax (416-203-0341) or by email (info@newgold.com), with a copy to New Gold's counsel, Davies Ward Phillips & Vineberg LLP, Attention: Richard Fridman (rfridman@dwpv.com) and Aaron Atkinson (aatkinson@dwpv.com), 155 Wellington Street West, Suite 4000, Toronto, Ontario, M5V 3J7, by not later than 4:00 p.m. (Pacific Time) on the date that is at least two Business Days prior to the date of the Meeting or any adjournment or postponement thereof;

    (b) a Dissenting Shareholder must not have voted his, her or its Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

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(c) a vote against the Arrangement Resolution or not voting on the Arrangement Resolution will not constitute a written notice of dissent required under subparagraph (a);

(d) a Dissenting Shareholder may not exercise the Dissent Rights in respect of only a portion of the Shares held by such Dissenting Shareholder, but rather must dissent with respect to all of the Shares held by such Dissenting Shareholder; and

(e) the exercise of Dissent Rights must otherwise comply with the requirements of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order (as defined below).

34. Subject to further order of this Court, the rights available to the Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Shareholders with respect to the Arrangement.

35. Notice to the Shareholders of their Dissent Rights with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Rights in the Circular to be sent to Shareholders in accordance with the terms of this Interim Order.

36. Registered Shareholders who properly and validly exercise Dissent Rights and who:

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38. For greater certainty, no holder of Incentive Awards shall be entitled to Dissent Rights in respect of such holder's Incentive Awards.

Application for Final Order

39. Upon the approval, with or without variation, by the Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, New Gold may set the Petition down for hearing and apply to this Court for, *inter alia,* a final order: (i) approving the Arrangement contemplated by the Plan of Arrangement pursuant to section 291(4)(a) and section 295 of the BCBCA; and (ii) determining that the Arrangement is procedurally and substantively fair and reasonable pursuant to section 291(4)(c) of the BCBCA (collectively, the "Final Order"), at the

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Courthouse at 800 Smithe Street, Vancouver, British Columbia, on Friday, January 30, 2026 at 9:45 a.m. (Pacific Time), or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

40. The form of Notice of Hearing of Petition attached as Appendix "C" to the Circular is hereby approved as the form of Notice of Proceedings for such approval.

41. Any Shareholder, or other interested party, has the right to appear (either in person or by counsel) and make submissions at the application for the Final Order, provided that such person shall file with this Court and deliver a copy of the filed Response to Petition together with a copy of all Affidavits or other materials upon which they intend to rely, in the form prescribed by the British Columbia *Supreme Court Civil Rules,* including such party's address for service, to New Gold and its counsel at the address below, as soon as reasonably practicable, and, in any event, by no later than 4:00 p.m. (Pacific Time) on January 27, 2026, or as the Court may otherwise direct:

With a copy to:

And to:

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Email: ccseh@dwpv.com and rgao@dwpv.com

42. Sending the Notice of Petition and this Interim Order in accordance with paragraphs 8 (or 9) and 10 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

43. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need to be served and provided with notice of the adjourned date.

Precedence

44. To the extent of any inconsistency or discrepancy between this Interim Order and the Articles of New Gold, the Circular, the BCBCA or applicable securities laws, this Interim Order shall govern.

Variance and Direction

45. New Gold shall, and hereby does, have liberty to apply at any time to vary this Interim Order or apply for such further order or orders or to seek such directions as may be appropriate.

Extra-Territorial Assistance

46. This Court seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

ENDORSEMENTS ATTACHED

BY THE COURT

REGISTRAR

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S 259414

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY

Signature of

☒ Lawyer for Petitioner

Craig A. B. Ferris, K.C.

Signature of

☒ Lawyer for 1561611 B.C. Ltd. and Coeur Mining, Inc.

Tevia Jeffries

By the Court

Registrar

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No. ____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING NEW GOLD INC.
AND 1561611 B.C. LTD.

NEW GOLD INC.

PETITIONER

ORDER MADE AFTER APPLICATION

LAWSON LUNDELL LLP
Barristers & Solicitors
1600 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
V6C3L2
Phone: (604) 685-3456
Attention: CAF / JJM1

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Appendix C
Petition and Notice of Hearing of Petition for the Final Order

See attached.

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SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

DEC 15 2025

No. S=259414
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 186 AND 288 TO 297 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, C. 57, AS AMENDED

AND

NEW GOLD INC.

PETITIONER

PETITION TO THE COURT

The address of the Registry is 800 Smithe Street, Vancouver, British Columbia.

The Petitioner estimates that the hearing of the Petition will take 15 minutes

☒ This matter is not an application for judicial review.

This proceeding is brought for the relief set out in Part 1 below, by:

☒ the entity named as Petitioner in the style of proceedings above.

If you intend to respond to this petition, you or your lawyer must:

(a) file a Response to Petition in Form 67 in the above-named registry of this Court within the time for Response to Petition described below, and

(b) serve on the Petitioner:

(i) 2 copies of the filed Response to Petition, and

(ii) 2 copies of each filed Affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the Response to Petition within the time for response.

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Time for Response to Petition

A Response to Petition must be filed and served on the Petitioner,

(a) if you were served with the petition anywhere in Canada, within 21 days after that service,

(b) if you were served with the petition anywhere in the United States of America, within 35 days after that service,

(c) if you were served with the petition anywhere else, within 49 days after that service, or

(d) if the time for response has been set by order of the Court, within that time.

The ADDRESS FOR SERVICE of the Petitioner is:

New Gold Inc.
c/o Craig A.B. Ferris, K.C. and Jane Mayfield
Lawson Lundell LLP
Suite 1600 Cathedral Place
925 West Georgia Street
Vancouver, B.C. V6C 3L2

and

c/o Chantelle Cseh and Rui Gao
Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

E-mail address for delivery (if any): cferris@lawsonlundell.com
jmayfield@lawsonlundell.com
ccseh@dwpv.com
rgao@dwpv.com

The name and office address of the Petitioner's lawyers are:

c/o Craig A.B. Ferris, K.C. and Jane Mayfield
Lawson Lundell LLP
Suite 1600 Cathedral Place
925 West Georgia Street
Vancouver, B.C. V6C 3L2

and

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c/o Chantelle Cseh and Rui Gao
Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

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CLAIM OF THE PETITIONER

Part 1: ORDERS SOUGHT

1. An *ex parte* order pursuant to sections 186 and 288 to 297 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**BCBCA**") substantially in the form attached as **Schedule "A"** to this Petition (the "**Interim Order**"), providing directions for, among other things:

   (a) the calling, holding and conduct by the Petitioner, New Gold Inc. ("**New Gold**" or the "**Company**"), of a special meeting of the holders (the "**Shareholders**") of the common shares of New Gold (the "**New Gold Shares**"):

2. An order (the "**Final Order**") pursuant to sections 186 and 288 to 297 of the BCBCA:

   (a) approving the Arrangement; and

   (b) declaring that the Arrangement is procedurally and substantively fair and reasonable.

3. Such further and other relief as counsel for the Petitioner may advise and this Honourable Court may deem just.

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Part 2: FACTUAL BASIS

A. Definitions

4. All capitalized terms used in this Petition, unless otherwise defined herein, shall have the respective meanings given to them in the draft Management Information Circular (the "**Circular**") of New Gold, attached as Exhibit "A" to the Affidavit #1 of Ankit Shah, made on December 12, 2025 and filed herein (the "**Shah Affidavit**").

5. All dollar figures are in U.S. dollars, unless otherwise specified.

B. No Waiver of Privilege

6. No statement in this Petition is, or is intended to be, a waiver of any form of privilege by New Gold.

C. The Parties

(i) New Gold

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(ii) Coeur

9. Coeur is a Delaware corporation governed by Delaware General Corporation Law. Coeur is a public company whose shares of common stock (the "**Coeur Shares**") trade on the New York Stock Exchange (the "**NYSE**") under the symbol "CDE".

(iii) Purchaser

11. The Purchaser is a company governed by the BCBCA. It is a wholly-owned subsidiary of Coeur. The Purchaser was formed as a special purpose vehicle solely for the purpose of completing the transactions contemplated by the Arrangement Agreement.

D. New Gold's Share Capital

12. New Gold's authorized share capital consists of an unlimited number of New Gold Shares without par value. As of December 11, 2025 (the "**Reference Date**"), there were 791,726,904 New Gold Shares issued and outstanding.

13. New Gold has also issued various incentive awards (the "**Incentive Awards**") to certain directors, officers and employees of New Gold, consisting of stock options ("**New Gold Options**"), deferred share units ("**New Gold DSUs**"), performance share units ("**New Gold PSUs**"), and restricted share units ("**New Gold RSUs**").

14. As of the Reference Date, the following Incentive Awards were outstanding:

(a) 204,836 New Gold Options;

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(b) 2,277,211 New Gold DSUs;

(c) 5,986,948 New Gold PSUs; and

(d) 7,410,717 New Gold RSUs.

E. Overview of the Arrangement

17. In connection with the Arrangement:

(a) cash payments will be made in settlement of (i) all outstanding New Gold Options, New Gold DSUs, and New Gold PSUs; and (ii) all outstanding New Gold RSUs held by New Gold employees whose employment with New Gold or any of its Subsidiaries will be terminated by New Gold at or immediately prior to the Effective Time ("**Non-Continuing Employees**"); and

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(b) an amendment will be made to the New Gold RSUs held by New Gold employees who continue to be employed by Coeur, New Gold or any of their respective subsidiaries immediately following the Effective Time ("**Continuing Employees**"), by (i) changing the number of New Gold RSUs held by multiplying the number of New Gold RSUs held by each holder by the Exchange Ratio, and (ii) amending the vesting terms of such New Gold RSUs so that upon vesting, each such amended New Gold RSU entitles the holder to a cash payment with reference to the price of a Coeur Share (as opposed to a New Gold Share), in each case, as more fully detailed below.

18. More specifically, at the Effective Time:

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19. The treatment of all Incentive Awarcs is consistent with existing plans governing the Incentive Awards (except that the calculation of the amounts payable in respect of such Incentive Awards shall be determined as at the Value Determination Date rather than the trading day immediately prior to the Effective Date). In particular, the Board of the Company has authority under existing plans governing the Incentive Awards to make changes :o the Incentive Awards contemplated by the Arrangement such that no separate securityholder approval is needed to implement award changes.

20. Upon completion of the Arrangement:

    (c) Existing New Gold Shareholders and Coeur Stockholders are expected to own approximately 38% and 62%, respectively, of the "**Combined Company**" (*i.e.,* Coeur and all of its subsidiaries, including New Gold, immediately following completion of the Arrangement) on a fully-diluted

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21. The Arrangement is conditional upon, among other things, shareholder approval of the issuance of Coeur Shares pursuant to, and subject to the terms and conditions of, the Arrangement Agreement (the "**Coeur Stock Issuance**"), and an amendment to the certificate of incorporation of Coeur (the "**Coeur Charter Amendment**"). Coeur will use commercially reasonable efforts to convene a meeting of the Coeur Stockholders to vote on the Coeur Stock Issuance and the Coeur Charter Amendment contemporaneously with the Meeting.

22. It is the intention of the parties to rely on section 3(a)(10) of the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), and that the declaration of fairness of, and the approval of, the Arrangement by this Honourable Court will serve as the basis for an exemption from the registration requirements of the *U.S. Securities Act* pursuant to section 3(a)(10) thereof, for the issuance of the Coeur Shares in connection with the Arrangement.

23. The steps of the Arrangement are described in more detail in the draft Circular, including under the section titled "The Plan of Arrangement".

F. Background to the Arrangement

24. The Arrangement Agreement is the result of extensive arm's length negotiations among representatives of New Gold and Coeur and their respective legal and financial advisors. A detailed description of the background to the Arrangement, including the full history of the consideration of the proposed transaction by the Board of New Gold (the "**Board**") and the Special Committee of independent directors of New Gold (the "**Special Committee**"), can be found beginning at page 49 of the draft Circular. What follows is an overview of the background to the Arrangement.

25. As part of their ongoing mandate to act in the best interests of the Company, including by enhancing value for Shareholders and considering the interests of

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stakeholders, the Board and senior management of the Company regularly review its overall corporate strategy and long-term strategic plan. This process includes assessing the relative merits of New Gold's stand-alone business plan, as compared to a wide range of potential alternatives, including acquisitions, business combinations, dispositions, partnerships and joint ventures, among others.

26. Since the beginning of 2024, the Company has engaged with several industry peers for the purpose of exploring potential value-enhancing strategic transactions. Where circumstances warranted, the Company entered into confidentiality agreements with certain parties to facilitate information sharing, due diligence and the discussion of potential transaction structures and terms. In addition to the discussions between the representatives of the Company and Coeur summarized below, the Company explored a potential transaction with each of four other parties, referred to in the draft Circular as Party A, Party B, Party C, and Party D, at various times between January 2024 and September 2025.

27. The discussions between the Company and Coeur began in February 2024. In particular, at the BMO Metals, Mining & Critical Minerals Conference held at that time in Florida, Mr. Patrick Godin, President and Chief Executive Officer of New Gold, and Mr. Ankit Shah, Executive Vice President and Chief Strategy Officer of New Gold, met with Mr. Mitchell Krebs, Chairman, President and Chief Executive Officer of Coeur, and Mr. Thomas Whelan, Senior Vice President and Chief Financial Officer of Coeur and held preliminary, high level discussions about the merits of a potential business combination between New Gold and Coeur.

28. Between the end of March and late July 2024, New Gold and Coeur shared information and conducted due diligence on each other's companies, facilitated by a mutual confidentiality agreement.

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31. In March 2025, following completion of its transaction with Silvercrest, Coeur expressed interest to the Company in renewing dialogue on a possible transaction. As a result, the parties amended and restated their confidentiality agreement to facilitate further due diligence and the evaluation of a potential transaction.

32. Between the end of June and mid-August 2025, representatives of Coeur and the Company met at the sites of both New Gold mines for Coeur to perform technical due diligence on site.

33. On September 8, 2025, the Company received an initial non-binding letter of intent (the "**Initial LOI**") from Coeur outlining a proposed business combination with an exchange ratio of 0.4939 Coeur Shares per New Gold Share, with a *pro forma* ownership of approximately 62% for Coeur Stockholders and 38% for New Gold Shareholders. As of September 5, 2025, the last trading day prior to New Gold receiving the Initial LOI, the consideration proposed in the Initial LOI represented a price of $7.25 per New Gold Share or a premium of 15% to New Gold's closing price.

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35. Over the course of the following weeks, the Company and Coeur, assisted by their respective advisors, engaged in extensive negotiations. Among other things, as part of these negotiations, the parties exchanged three additional iterations of the letter of intent. During these negotiations, the Company was assisted by its financial advisor, National Bank Financial Inc. ("**NBF**"), and its legal counsel, Davies Ward Phillips & Vineberg LLP ("**Davies**"), and the Special Committee was assisted by its independent financial advisor, CIBC World Markets Inc. ("**CIBCWM**"), and its legal counsel, Blake Cassels & Graydon LLP ("**Blakes**").

36. The extensive negotiations between the Parties culminated in the execution of the Arrangement Agreement and other ancillary agreements on the evening of November 2, 2025. In summary, the negotiations resulted in an increase to the exchange ratio, from the initially proposed ratio of 0.4939 Coeur Shares per New Gold Share to the final Exchange Ratio of 0.4959 Coeur Shares per New Gold Share, implying consideration of $8.51 per New Gold share, representing a 16% premium to the October 31, 2025 closing price of New Gold on the NYSE American (being the last trading day prior to announcement). This represented a slight increase to the exchange ratio and an increase in value of 17% over the value ascribed to the consideration in the Initial LOI based on the prevailing prices of the New Gold Shares and the Coeur Shares on October 31 (the last trading day prior to announcement).

G. Assistance from Financial Advisors and Fairness Opinions

37. As noted above, the Board was assisted by NBF in considering the proposed Arrangement, while the Special Committee was assisted by its own independent financial advisor, CIBCWM. Set out below are summaries of the engagements of NBF and CIBCWM, the particulars of which are described in greater detail in the draft Circular at pages 63 to 65.

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(i) NBF

39. New Gold entered into an engagement letter with NBF dated October 8, 2025 (the "**NBF Engagement Letter**") with effect from August 21, 2025, pursuant to which NBF agreed, among other things, to provide financial advisory services related to the Arrangement and to prepare and deliver an opinion as to the fairness of the Consideration, from a financial point of view, to Shareholders.

40. At a meeting of the Board held on November 2, 2025, NBF orally delivered its opinion to the Board, which was subsequently confirmed in writing, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (the "**NBF Fairness Opinion**"). The full text of the NBF Fairness Opinion is attached as Appendix "F" to the Circular.

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(ii) CIBCWM

42. CIBCWM is wholly-owned by Canadian Imperial Bank of Commerce, which, together with its affiliates, is a full-service financial institution that conducts a full range of investment banking, merchant banking, corporate banking and securities brokerage activities. CIBCWM is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research.

43. On October 13, 2025, the Special Committee approved the engagement of CIBCWM as its independent financial advisor in connection with the consideration and assessment of a potential transaction with Coeur, and entered into an engagement letter with CIBCWM dated October 14, 2025 (the "**CIBCWM Engagement Letter**"). CIBCWM's mandate included, among other things, providing a "long-form" opinion as to the fairness of the Consideration, from a financial point of view, to Shareholders for a fixed fee, regardless of its conclusions, if requested by the Special Committee.

44. At a meeting of the Special Committee held on November 2, 2025, CIBCWM orally delivered its opinion to the Special Committee, which was subsequently confirmed in writing, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders ("**CIBCWM Fairness Opinion**", and together with the NBF Fairness Opinion, the "**Fairness Opinions**"). The full text of the CIBCWM Fairness Opinion, is attached as Appendix "E' to the Circular.

45. Pursuant to the terms of the CIBCWM Engagement Letter, New Gold agreed to pay CIBCWM a fixed fee for the delivery of the CIBCWM Fairness Opinion to the Special Committee. No amount of the fee payable to CIBCWM was or is contingent on the conclusions reached in the CIBCWM Fairness Opinion or on the outcome of the Arrangement. New Gold has also agreed to indemnify CIBCWM and certain related persons against certain liabilities in connection with its engagement and to

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reimburse CIBCWM for reasonable fees and expenses incurred by it in connection with services rendered under the CIBCWM Engagement Letter. The Special Committee took the foregoing fee structure into account when considering the CIBCWM Fairness Opinion.

H. Recommendations of the Special Committee and the Board

47. The Board unanimously determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of New Gold and that the Arrangement is fair to the Shareholders, approved the Arrangement Agreement and the transactions contemplated thereby, and recommended that Shareholders vote for the Arrangement Resolution. The Board's unanimous determination and recommendation were based on, among other things, a thorough review and careful consideration of the terms of the Arrangement Agreement and the Arrangement, consultation with the Board's financial and legal advisors, receipt and consideration of the Fairness Opinions, the unanimous recommendation of the Special Committee, such other matters as the Board considered necessary and relevant.

48. As described in greater detail in the draft Circular at pages 59 to 63, in evaluating the Arrangement and in making their respective unanimous determinations and

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50. In making its determinations and recommendations with respect to the Arrangement, the Board also considered a number of potential risks and potential negative factors, which the Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including those risks and negative factors described on page 63 of the draft Circular.

I. Support and Voting Agreements

51. As explained in the draft Circular at page 94, the directors and senior officers of New Gold who beneficially owned, directly or indirectly, or exercised control or direction over, 9,327,427 New Gold Shares (the "**New Gold Supporting Shareholders**"), have entered into support and voting agreements with Coeur (the "**New Gold Support and Voting Agreements**").

54. Separately, and as explained in the draft Circular at page 94, the directors and senior officers of Coeur who beneficially owned, directly or indirectly, or exercised control or direction over, 9,327,427 Coeur Shares (the "**Coeur Supporting Shareholders**") have entered into support and voting agreements with New Gold (the "**Coeur Support and Voting Agreements**"). Pursuant to the Coeur Support

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J. The Meeting and Arrangement Resolution

55. If the Interim Order is granted, New Gold will convene the Meeting on January 27, 2026 at 11:00 a.m. (Eastern Time) for the Shareholders to consider and, if determined advisable, pass the Arrangement Resolution authorizing, adopting and approving the Arrangement.

58. In connection with the Meeting, New Gold intends to send to Shareholders the following material and documentation (collectively referred to as the "**Meeting Materials**") substantially in the form attached as Exhibits "A", "C", "D" and "E" to the Shah Affidavit, subject only to certain amendments necessary or desirable to complete the final form of the document:

    (a) the Circular, which includes, among other things:

        (i) the text of the Arrangement Resolution;

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(ii) copies of the Interim Order (if granted by the Court), the Petition, and the Notice of Hearing of Petition for the Final Order (a copy of which is attached as **Schedule "C"** to this Petition);

(iii) a copy of the Plan of Arrangement;

(iv) a copy of the CIBCWM Fairness Opinion;

(v) a copy of the NBF Fairness Opinion; and

(vi) Sections 237 to 247 of the BCBCA relating to Dissent Rights;

(b) the form of proxy and letter of transmittal (to registered Shareholders); and

(c) voting instruction forms (to non-registered Shareholders).

59. New Gold also proposes to provide the Circular and any other communications or documents determined by New Gold to be necessary or desirable (collectively, the "**Court Materials**") to each of the hoders of Incentive Awards.

60. The Meeting Materials and Court Materials will be provided to Shareholders and holders of Incentive Awards, respectvely, at least twenty-one (21) clear days prior to the date of the Meeting.

K. Quorum and Voting

61. In accordance with the Company's Articles, the quorum for the Meeting is two Shareholders present in person or represented by proxy, who, in the aggregate, hold at least 5% of the New Gold Shares entitled to be voted at the Meeting. New Gold seeks a provision in the Interim Order confirming this quorum requirement for the Meeting and deeming virtual attendance at the Meeting to constitute in-person attendance.

62. For the Arrangement to proceed, the Arrangement Resolution must be approved by:

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(a) the affirmative vote of at least two-thirds (66⅔%) of the votes cast by Shareholders present in person or virtually or represented by proxy and entitled to vote on the basis of one (1) vote per New Gold Share held; and

(b) a simple majority of the votes cast by Shareholders present in person or virtually or represented by proxy at the Meeting, excluding the votes required to be excluded by Multilateral Instrument 61-101, as more fully described in the draft Circular

63. To the knowledge of the Company, the only Shareholder required to be excluded from the "majority of the minority" vote contemplated in paragraph 62(b) above is Mr. Patrick Godin, President and Chief Executive Officer and a director of the Company who, as described in the Circular, will receive a collateral benefit that does not fall within the exclusion in the definition of "collateral benefit" under MI 61-101, by virtue of his appointment to the Board of Coeur.

L. Dissent Rights

64. As set out in greater detail in the Plan of Arrangement and the draft Circular, each registered Shareholder as of the Record Date will, as set out in the Plan of Arrangement, be permitted exercise rights of dissent in respect of the Arrangement under sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the terms of the Interim Order and the Final Order (the "**Dissent Rights**") and, if the Arrangement becomes effective, registered Shareholders who properly and validly exercise Dissent Rights and who are ultimately entitled to be paid the fair value of their Dissent Shares by New Gold will be entitled to have his, her, their or its New Gold Shares transferred to New Gold in exchange for a cash payment from New Gold equal to the fair value of his, her, their or its New Gold Shares as of the close of business on the day immediately before the Arrangement Resolution was approved at the Meeting, provided that they have strictly complied with the dissent procedures set out in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

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65. A Dissenting Shareholder must dissent with respect to all New Gold Shares in which the holder owns a beneficial interest. A Dissenting Shareholder must deliver a written notice of his, her, their or its intention to exercise Dissent Rights (a "**Notice of Dissent**") by not later than 4:00 p.m. (Pacific Time) on the date that is at least two Business Days prior to the date of the Meeting or any adjournment or postponement thereof, in the manner required by the Interim Order;

66. Non-registered Shareholders who wish to dissent must make arrangements for the registered Shareholder to dissent on behalf of such non-registered Shareholder or, alternatively, make arrangements to become a registered Shareholder.

M. Approval of the Arrangement

68. Upon obtaining or receiving the Shareholder approvals set out in the Interim Order and summarized above, New Gold intends to apply for the Final Order.

N. Communications with Adverse Parties in Ongoing Litigation

69. Following the public announcement of the Arrangement, New Gold has exchanged, through counsel, email communications with certain adverse parties engaged in an ongoing proceeding in Ontario against New Gold (the "**Litigants**") regarding the timing and materials relating to this Petition.

70. The Litigants are Shahin S. Elfving, Jack E. Morrison and Linda G. Morrison. The Litigant's claims against New Gold in the Ontario litigation relate to their alleged interest in property forming part of Rainy River, or alternatively, their royalty interests in Rainy River.

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71. The Litigants have not indicated an intention to oppose the Arrangement. Indeed, the Litigants' claims regarding property interest or for royalty payments are not related to the Arrangement. The Arrangement does not affect any rights that the Litigants may have in respect of their claims against New Gold, which will continue to exist following completion of the Arrangement.

Part 3: LEGAL BASIS

72. New Gold pleads and relies on on sections 186 and 288 to 297 of the BCBCA, Rules 2-1(2), 4-4, 4-5, 16-1 and 22-14(2) of the *Supreme Court Civil Rules,* and the inherent jurisdiction of this Court.

O. Approval Process

73. This Court has recognized that secton 291 of the BCBCA contemplates plan of arrangement approval under the BCBCA as a three-step process:

(a) the first step involves an application, usually made on an *ex parte* basis, for an interim order for directions for the calling of a meeting of shareholders to consider and vote on the arrangement;

(b) the second step involves a meeting of shareholders where the arrangement must be voted on and approved by a special resolution; and

(c) the third step involves an application for final court approval of the arrangement.

Re Pacifica Papers Inc., 2001 BCSC 701 at para. 36, leave to appeal refused, 2001 BCCA 363.

Re Plutonic Power Corporation, 2011 BCSC 804 at para. 16.

74. New Gold intends to follow this three-step process. It intends to apply for an Interim Order for directions first. Following the Meeting to be held in compliance with the terms of the Interim Order, New God intends to return to this Court to seek the Final Order approving the Arrangement.

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P. The Interim Order Should be Granted

75. Interim orders are usually granted on an *ex parte* basis. The purpose of an interim order is to "set the wheels in motion" for the arrangement and establish parameters for the required shareholder meeting. To grant an interim order, this Court need only be satisfied that there is a reasonable basis to regard the proposed transaction as an "arrangement". Consideration of the statutory requirements and the fairness of the transaction should be left to the final order hearing.

Mason Capital Management LLC v. Telus Corp., 2012 BCSC 1582, paras. 31-32.

76. The Arrangement is clearly an "arrangement" within the meaning of section 288 of the BCBCA, as it involves, among other things, the exchange of securities of New Gold for securities in Coeur.

77. The Interim Order should be granted to enable the Meeting to be called, held and conducted in a procedurally suitable manner.

Q. The Arrangement Satisfies the Test for Final Court Approval

78. This Court should approve the Arrangement if satisfied that:

(a) the statutory procedures have been met;

(b) the Petition has been put forward in good faith; and

(c) the Arrangement is fair and reasonable.

Lionsgate Studio Corp. (Re), 2025 BCSC 1293 at para. 18, citing *BCE Inc. v. 1976 Debentureholders,* 2008 SCC 69 ("***BCE***") at paras. 128, 137.

79. New Gold anticipates that at the hearing for approval of the Final Order, it will satisfy this Court that the relevant statutory requirements have been met, as outlined in sections 288 and 289 of the BCBCA.

80. The Arrangement has been put forward in good faith. It is the result of extensive arm's length negotiations conducted between New Gold and Coeur, and their

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respective representatives and advisors over many months. After consulting with their advisors, as well as management, and carefully considering the totality of the information presented to them and their knowledge of the business, financial condition and prospects of the Company, the Special Committee and the Board have unanimously determined that the Arrangement is in the best interests of the Company and is fair to Shareholders.

81. The Arrangement is also fair and reasonable. To satisfy the test, a proposed arrangement is not required to be the "most fair" or "best" proposal possible; it simply needs to be fair and reasonable in all the circumstances. A two-pronged framework is used to determine whether the arrangement is fair and reasonable:

(a) the arrangement must have a valid business purpose; and

(b) the objections of those whose legal rights are being arranged must be resolved in a fair and balanced way.

BCE at paras. 138 and 155.

82. The Arrangement serves a valid business purpose: to effect the combination of the businesses of Coeur and New Gold, which provides substantial benefits for the Shareholders.

83. To assess the fairness and reasonableness of an arrangement, the Court may consider factors such as: (i) the impact on rights of securityholders; (ii) the approval of the arrangement by the corporation's directors; (iii) the presence of a fairness opinion; and (iv) the access of shareholders to dissent and appraisal remedies.

BCE at para. 152.

84. These factors support the conclusion that the Arrangement is fair and reasonable and should be approved by this Court. Among other things:

(a) the rights of the Shareholders are not prejudiced;

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(b) pursuant to the terms of the Interim Order, the Shareholders will receive lengthy and detailed disclosure concerning the background to the Arrangement, as well as the costs, benefits and risks associated with the Arrangement;

(c) holders of Incentive Awards will receive notice of the Arrangement and are being treated fairly, and in accordance with the authority of the Board under the relevant plans under which the Incentive Awards were issued;

(d) the Arrangement was the result of a rigorous and fair process and was recommended unanimously by the Special Committee and the Board, with the benefit of legal and financial advice from Blakes, Davies, CIBCWM and NBF;

(e) two Fairness Opinions (including a long-form, fixed fee opinion from an independent financial advisor) indicate that the Consideration is fair, from a financial point of view, to Shareholders; and

(f) Dissent Rights are available.

85. The outcome of a shareholder vote is also an "important factor" in assessing whether a plan is fair and reasonable, which can be given "considerable weight". When applying to this Court to obtain the Final Order, New Gold will report on the outcome of the shareholder vote that will have taken place at the Meeting.

BCE at para. 150.

86. New Gold will rely on sections 237-247 and 288-299 of the BCBCA and Rules 2-1(2), 4-4, 4-5, 8-1, 16-1 and 22-4(2) of the British Columbia *Supreme Court Civil Rules*.

Part 4: MATERIAL TO BE RELIED ON

At the hearing of this Petition will be read the following:

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1. the Affidavit #1 of Ankit Shah made on December 12, 2025, together with the exhibits thereto and other materials referred to therein;

2. the supplementary Affidavit material, to be sworn, and the exhibits thereto and other materials referred to therein reporting as to the compliance with any Interim Order of this Court and as to the result of any meeting ordered by any Interim Order of this Court;

3. the Pleadings and Process filed herein; and

4. such further and other material as counsel may advise and this Honourable Court may allow.

The Petitioner estimates that the hearing of the application for the Interim Order will take 15 minutes, and the application for the Final Order will take 15 minutes.

Date: December 15, 2025

Signature of ☐ Petitioner
☒ Lawyer for Petitioner

Craig A. B. Ferris, K.C.

THIS PETITION is prepared and delivered by Craig A. B. Ferris, K.C. and Jane Mayfield, of the firm Lawson Lundell LLP, whose place of business and address for service is 1600-925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. Telephone: (604) 631-9197. Email: cferris@lawsonlundell.com and jmayfield@lawsonlundell.com. Attention: Craig A. B. Ferris, K.C., and by Chantelle Cseh and Rui Gao, of the firm Davies Ward Phillips & Vineberg LLP, whose place of business and address for service is 155 Wellington Street West, Toronto, ON M5V 3J7. Telephone: (416) 367-7552. Email: ccseh@dwpv.com and rgao@dwpv.com. Attention: Chantelle Cseh and Rui Gao.

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To be completed by the Court only:

Order made

☐ in the terms requested in paragraphs __________ of Part 1 of this petition

☐ with the following variations and additional terms:

____

____

____

Date: ____________________ ______________________________

Signature of ☐ Judge ☐ Master

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Schedule "A"

No. ____________________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 TO 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, C. 57, AS AMENDED

AND

NEW GOLD INC.

PETITIONER

INTERIM ORDER MADE AFTER APPLICATION

BEFORE ASSOCIATE JUDGE ______________________________	)))))	WEDNESDAY, DECEMBER 17, 2025

ON THE APPLICATION of the Petitioner, New Gold Inc. ("**New Gold**") for an Interim Order pursuant to section 291 of the *Business Corporations Act*, S.B.C. 2002, c. 57 (the "**BCBCA**"), in connection with a proposed arrangement (the "**Arrangement**") involving New Gold Inc. ("**New Gold**"), 1561611 B.C. Ltd. (the "**Purchaser**"), and Coeur Mining Inc. (the "**Parent**") under section 288 of the BCBCA, to be effected on the terms and conditions set out in a plan of arrangement (the "**Plan of Arrangement**"), coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on Wednesday, December 17, 2025, without notice, AND ON HEARING Craig A. B. Ferris, K.C., counsel for New Gold, and Tevia Jeffries, counsel for the Purchaser and the Parent, AND ON READING the material filed, including the Petition, Affidavit #1 of Ankit Shah, made on December 12, 2025 (the "**Shah Affidavit**"), AND UPON BEING ADVISED by counsel for New Gold that it is the intention of the parties to rely on section 3(a)(10) of the United States Securities Act of

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1933, as amended (the "**U.S. Securities Act**"), and that the declaration of fairness of, and the approval of, the Arrangement by this Honourable Court will serve as the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof, for the issuance of securities in connection with the Arrangement:

THIS COURT ORDERS THAT:

Definitions

1. All capitalized terms used in this Interim Order, unless otherwise defined herein, shall have the respective meaning given to them in the Management Information Circular of New Gold Inc. (the "**Circular**"). A draft copy of the Circular that is in substantially final form is attached as Exhibit "A" to the Shah Affidavit.

The Meeting

2. Pursuant to sections 186, 288, 289, 290 and 291 of the BCBCA, New Gold is permitted to convene, hold and conduct a special meeting (the "**Meeting**") of the holders of common shares (the "**Shareholders**") in the capital of New Gold (the "**Shares**") to be held at 11:00 a.m. (Toronto time) on January 27, 2026 at the offices of Davies Ward Phillips & Vineberg LLP located at 155 Wellington Street West, Suite 4000, Toronto, Ontario M5V 1J7, and via live webcast at https://meetings.lumiconnect.com/400-332-821-927, password "newgold2026" (case sensitive), or on such other date and time as may result from postponement or adjournment in accordance with this Interim Order and any further Order of this Court.

3. At the Meeting, the Shareholders will, *inter alia*, consider and, if deemed advisable, pass, with or without variation, a special resolution (the "**Arrangement Resolution**"), in the form attached as Appendix "A" to the Circular, authorizing, approving and adopting in accordance with section 289(1)(a)(i) of the BCBCA the Arrangement under Division 5 of Part 9 of the BCBCA involving New Gold, the

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4. At the Meeting, New Gold will also seek to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

5. For greater certainty, attendance at the Meeting virtually, via the live webcast, shall be deemed to constitute attendance "in person".

6. The Meeting shall be called, held and conducted in accordance with the Notice of Special Meeting of Shareholders (the "**Notice of Meeting**") to be delivered in substantially the form attached to and forming part of the Circular, and in accordance with the applicable provisions of the BCBCA, New Gold's articles, applicable securities legislation and the Circular, all subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

Record Date

Notice of Meeting

8. In order to effect notice of the Meeting, New Gold shall send, or cause to be sent, the Circular (including the Petition, Notice of Hearing of Petition for the Final Order, and this Interim Order), the Notice of Meeting, the Plan of Arrangement, the Form of Proxy (as defined below), the voting instruction forms and the letter of transmittal, in substantially the same forms appended to the Shah Affidavit, with such amendments and inclusions thereto as counsel for New Gold may advise are

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necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order (collectively, the "**Meeting Materials**"), as follows:

(a) to the registered Shareholders, at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

   (i) by pre-paid ordinary or first-class mail at the addresses of the registered Shareholders as they appear on the central securities register of New Gold as at the close of business on the Record Date and, if no address is shown therein, then the last address of the person known to the Corporate Secretary of New Gold;

   (ii) by delivery, in person or by recognized courier service, to the address specified in (i) above; or

   (iii) by facsimile or electronic transmission (including email) to any Shareholder who has approved electronic delivery (including email);

(b) to non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in accordance with the procedures prescribed by *National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

(c) to the respective directors and auditors of New Gold, by delivery in person, by recognized courier service, by pre-paid ordinary or first-class mail or, by facsimile or electronic transmission (including email), at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting.

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9. In the event that a postal strike, labour disruption, or similar or related event, prevents, delays, or otherwise interrupts the delivery of the Meeting Materials as provided for in paragraph 8 (a "**Postal Service Disruption**"), New Gold shall:

(a) Issue a news release containing the following information (the "**News Release**"):

(i) The date, time, and location of the Meeting;

(ii) A brief description of the Arrangement Resolution;

(iii) A statement that electronic versions of the Circular, the form of proxy, letter of transmittal and election form, the voting instruction form, the Notice of Hearing of Petition for the Final Order, and all other proxy-related materials, as applicable:

(1) Have been filed and are available on the SEDAR+ website at www.sedarplus.ca; and

(2) Are posted in a prominent location on New Gold's website;

(iv) An explanation of how Shareholders can request from New Gold or intermediaries, as applicable:

(1) The Circular, the form of proxy, letter of transmittal and election form and voting instruction form;

(2) The individual control number required to vote; and

(3) Information on how to submit proxies to the reporting issuer or voting instructions to intermediaries in a manner that would not require the Shareholder to use the postal service, including any deadline for the return of proxy or voting instructions;

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(v) An email address and telephone number where a Shareholder can request the information listed in item (a)(iv) above;

(b) File the Circular and related materials on New Gold's SEDAR+ profile at www.sedarplus.ca; and

(c) Make the Circular and related materials available for access in a prominent location on New Gold's website.

10. Concurrently with the sending of the Meeting Materials described in paragraph 8 of this Interim Order, New Gold shall send a copy of the Circular (including the Petition, Notice of Hearing of Petition for the Final Order, and this Interim Order) and any other communications or documents determined by New Gold to be necessary or desirable (collectively, the "**Court Materials**") to the holders of outstanding options, deferred share units, performance share units, and restricted share units of New Gold (collectively, the "**Incentive Awards**") by pre-paid ordinary or first-class mail or by facsimile or electronic transmission (including email), at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting Distribution to such persons shall be to their addresses as they appear on the books and records of New Gold or its registrar and transfer agent at the close of business on the Record Date.

11. Substantial compliance with paragraphs 8 or 9 will constitute good and sufficient notice of the Meeting for all purposes. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and New Gold shall not be required to send to the New Gold Shareholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA or otherwise.

12. Delivery of the Court Materials in accordance with paragraph 10 of this Interim Order will constitute good and sufficient service or delivery of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order, and no other form of service need be made and no other material,

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including the Petition and supporting Affidavits, need be served on such persons in respect of these proceedings except upon written request to the solicitors for New Gold at their addresses for delivery set out in the Petition.

13. Accidental failure or omission by New Gold to give notice of the Meeting or to distribute the Meeting Materials or the Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of New Gold (including, without limitation, in connection with any Postal Service Disruption), or the non-receipt of such notice shall, subject to further order of this Honourable Court, will not constitute a breach of this Interim Order nor a defect in the calling of the Meeting, nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of New Gold, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Deemed Receipt of Meeting Materials

14. The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by the Shareholders:

(a) In the case of mailing or personal courier delivery, on that day (Saturdays, Sundays and holidays excepted) following the date of mailing or acceptance by the courier service, respectively;

(b) In the case of delivery by facsimile or electronic transmission (including email), on the day that it was transmitted;

(c) In the case of delivery to intermediaries or registered nominees for onward distribution pursuant to paragraph 8(b) of this Interim Order, the day following delivering to such intermediaries or registered nominees; and

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(d) In the case of notice issued by press release, on New Gold's website, and on SEDAR+, in the event of a Postal Service Disruption, on the day that notice was issued in accordance with paragraph 9 of this Interim Order.

Amendments to the Arrangement and Plan of Arrangement

15. Subject to the terms and conditions of the Plan of Arrangement, after the date of this Interim Order and prior to the time of the Meeting, New Gold is authorized to make such amendments, revisions or supplements to the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement, without any additional notice to the Shareholders, and the Plan of Arrangement as so amended, revised and supplemented shall be the Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

16. If any amendments, revisions or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 15 above would, if disclosed, reasonably be expected to affect Shareholders' decision to vote for or against the Arrangement Resolution, notice of such amendment, revision or supplement shall be distributed, subject to further order of this Court, by news release, newspaper advertisement, or by notice sent to Shareholders by one of the methods specified in paragraphs 8 or 9 of this Interim Order, as determined to be the most appropriate method of communication by New Gold.

Updating Meeting Materials and Court Materials

17. Notice of any amendments, revisions, updates or supplements to any of the information provided in the Meeting Materials and Court Materials may be communicated, at any time prior to the Meeting, to the Shareholders and the holders of Incentive Awards, respectively, by news release, newspaper advertisement, or by one of the methods specified in paragraphs 8 (or 9) and 10 of this Interim Order, as determined to be the most appropriate method of communication by New Gold.

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Chair of the Meeting

18. The Chair of the Meeting shall be the chair of the Board or, if the chair of the Board is absent or unwilling to act as chair of the Meeting, the president of New Gold.

19. The Chair of the Meeting is at liberty to call on the assistance of legal counsel of New Gold at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting.

20. The Chair of the Meeting shall be permitted to ask questions of, and demand the production of evidence from, the Shareholders or such other persons in attendance or represented at the Meeting, as the Chair considers appropriate having regard to the orderly conduct of the Meeting, the authority of any person to vote at the Meeting, and the validity and propriety of the votes cast and the proxies submitted in respect of the Arrangement Resolution.

21. The Chair of the Meeting may, in the Chair's discretion, waive or extend the deadline specified in the Form of Proxy for the deposit of proxies, with or without notice.

22. The Chair or another representative of New Gold present at the Meeting shall, in due course after the Meeting, file with the Court an Affidavit verifying the actions taken and the decisions reached at the Meeting with respect to the Arrangement.

Permitted Attendees

23. The only people entitled to attend the Meeting will be: (i) the Shareholders as of the Record Date and their duly appointed proxyholders; (ii) the officers, directors and auditors of New Gold; (iii) New Gold's legal and financial advisors; (iv) representatives of the Purchaser or the Parent; and (v) such other persons as may be approved by the Chair of the Meeting.

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Adjournments and Postponements

24. Notwithstanding the provisions of the BCBCA and the Articles of New Gold, and subject to the terms of the Arrangement Agreement, New Gold, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting for any reason on one or more occasions without the necessity of first convening the Meeting, or first obtaining any vote ofthe Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by such method and in the time that is reasonable in the circumstances, as New Gold may determine appropriate. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Quorum

25. The quorum for the Meeting is as set out in the Articles of New Gold, namely, two Shareholders present in person (or deemed to be present in person) or represented by proxy, who, in the aggregate, hold at least 5% of the Shares entitled to be voted at the Meeting.

26. Other than as provided for in this Interim Order, the terms, restrictions and conditions of the Articles of New Gold shall apply in respect of the Meeting.

Voting

27. The vote required to pass the Arrangement Resolution shall be:

    (a) the affirmative vote of at least two-thirds (66⅔%) of the votes cast by Shareholders present in person or virtually or represented by proxy and entitled to vote at the Meeting, on the basis of one (1) vote per Share held; and

    (b) a simple majority of the votes cast by Shareholders present in person or virtually or represented by proxy at the Meeting, excluding the votes required to be excluded by Multilateral Instrument 61-101 – *Protection of*

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Minority Security Holders in Special Transactions, as more fully described in the Circular.

28. The only persons entitled to vote or the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be the Shareholders who held Shares at the close of business on the Record Date and their valid proxyholders as described in the Circular and as determined by the Chair of the Meeting in consultation with the Scrutineer (as defined below) and legal counsel to New Gold. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions on one or more resolutions (including the Arrangement Resolution) shall be voted in favour of the Arrangement Resolution and for all other matters, in a manner consistent with the recommendation of New Gold's management.

Scrutineer

29. One or more representatives of New Gold's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineer for the Meeting (the "**Scrutineer**").

Solicitation of Proxies

30. New Gold is authorized to permit the Shareholders to vote by proxy using the form of proxy (the "**Form of Proxy**"), substantially in the form of the draft attached as Exhibit "C" to the Shah Affidavit, with such amendments, revisions or supplemental information as New Gold may determine are necessary or desirable. New Gold is authorized at its expense to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives, including proxy solicitation firms, as it may retain for the purpose, by mail or such other forms of personal or electronic communication as it may determine.

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Dissent Rights

32. Registered Shareholders as of the Record Date will be the only Shareholders entitled to exercise Dissent Rights. A beneficial holder of Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Shareholder to dissent on behalf of the beneficial holder of Shares or, alternatively, make arrangements to become a registered Shareholder.

33. In order for a registered Shareholder to exercise Dissent Rights:

   (a) a registered Shareholder exercising his, her or its Dissent Rights (each a "**Dissenting Shareholder**") must deliver a written notice of dissent which must be received by the Corporate Secretary of New Gold at Suite 3320-181 Bay Street, Toronto, Ontario, M5J 2T2, Attention: Corporate Secretary, Corporate Secretary, by fax (416-203-0341) or by email (info@newgold.com), with a copy to New Gold's counsel, Davies Ward Phillips & Vineberg LLP, Attention: Richard Fridman (rfridman@dwpv.com) and Aaron Atkinson (aatkinson@dwpv.com), 155 Wellington Street West, Suite 4000, Toronto, Ontario, M5V 3J7, by not later than 4:00 p.m. (Pacific Time) on the date that is at least two Business Days prior to the date of the Meeting or any adjournment or postponement thereof;

   (b) a Dissenting Shareholder must not have voted his, her or its Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

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(c) a vote against the Arrangement Resolution or not voting on the Arrangement Resolution will not constitute a written notice of dissent required under subparagraph (a);

(d) a Dissenting Shareholder may not exercise the Dissent Rights in respect of only a portion of the Shares held by such Dissenting Shareholder, but rather must dissent with respect to all of the Shares held by such Dissenting Shareholder; and

(e) the exercise of Dissent Rights must otherwise comply with the requirements of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order (as defined below).

34. Subject to further order of this Court, the rights available to the Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Shareholders with respect to the Arrangement.

35. Notice to the Shareholders of their Dssent Rights with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Rights in the Circular to be sent to Shareholders in accordance with the terms of this Interim Order.

36. Registered Shareholders who properly and validly exercise Dissent Rights and who:

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38. For greater certainty, no holder of Incentive Awards shall be entitled to Dissent Rights in respect of such holder's Incentive Awards.

Application for Final Order

39. Upon the approval, with or without variation, by the Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, New Gold may set the Petition down for hearing and apply to this Court for, *inter alia,* a final order: (i) approving the Arrangement contemplated by the Plan of Arrangement pursuant to section 291(4)(a) and section 295 of the BCBCA; and (ii) determining that the Arrangement is procedurally and substantively fair and reasonable pursuant to section 291(4)(c) of the BCBCA (collectively, the "**Final Order**"), at the

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Courthouse at 800 Smithe Street, Vancouver, British Columbia, on Friday, January 30, 2026 at 9:45 a.m. (Pacific Time), or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

40. The form of Notice of Hearing of Petition attached as Appendix "C" to the Circular is hereby approved as the form of Notice of Proceedings for such approval.

41. Any Shareholder, or other interested party, has the right to appear (either in person or by counsel) and make submissions at the application for the Final Order, provided that such person shall file with this Court and deliver a copy of the filed Response to Petition together with a copy of all Affidavits or other materials upon which they intend to rely, in the form prescribed by the British Columbia *Supreme Court Civil Rules,* including such party's address for service, to New Gold and its counsel at the address below, as soon as reasonably practicable, and, in any event, by no later than 4:00 p.m. (Pacific Time) on January 27, 2026, or as the Court may otherwise direct:

With a copy to:

And to:

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Email: ccseh@dwpv.com and rgao@dwpv.com

42. Sending the Notice of Petition and this Interim Order in accordance with paragraphs 8 (or 9) and 10 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

43. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need to be served and provided with notice of the adjourned date.

Precedence

44. To the extent of any inconsistency or discrepancy between this Interim Order and the Articles of New Gold, the Circular, the BCBCA or applicable securities laws, this Interim Order shall govern.

Variance and Direction

45. New Gold shall, and hereby does, have liberty to apply at any time to vary this Interim Order or apply for such further order or orders or to seek such directions as may be appropriate.

Extra-Territorial Assistance

46. This Court seeks and requests the ad and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribuna or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

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THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY

____

Signature of

☒ Lawyer for Petitioner

Craig A. B. Ferris, K.C.

____

Signature of

☒ Lawyer for 1561611 B.C. Ltd. and Coeur Mining, Inc.

Tevia Jeffries

By the Court

____

Registrar

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No. ____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING NEW GOLD INC.
AND 1561611 B.C. LTD.

NEW GOLD INC.

PETITIONER

ORDER MADE AFTER APPLICATION

LAWSON LUNDELL LLP
Barristers & Solicitors
1600 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
V6C 3L2
Phone: (604) 685-3456
Attention: CAF / JJM1

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Schedule "C"

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 TO 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, C. 57, AS AMENDED

AND

NEW GOLD INC.

PETITIONER

NOTICE OF HEARING OF PETITION FOR THE FINAL ORDER

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by New Gold in the Supreme Court of British Columbia for approval, pursuant to section 291 of the *Business Corporations Act*, S.B.C. 2002 c. 57, as amended, of an arrangement involving New Gold and its shareholders (the "**Arrangement**"), in accordance with the proposed plan of arrangement (the "**Plan of Arrangement**") contemplated by an arrangement agreement dated November 2, 2025, between New Gold, the Purchaser, and Coeur.

NOTICE IS FURTHER GIVEN that by Order of Associate Judge [•],of the Supreme Court of British Columbia, dated December 17, 2025 (the "**Interim Order**"), the Court has given directions for the convening of a special meeting (the "**Meeting**") of the holders of common shares of New Gold for the purpose of, among other things, considering and voting upon a special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, New Gold intends to apply to the Supreme Court of British Columbia for an order (the "**Final Order**") (i) approving the Arrangement in accordance with the Plan of Arrangement, and (ii) declaring that the terms and conditions of the Arrangement are substantively and procedurally fair and reasonable to the Shareholders.

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NOTICE IS FURTHER GIVEN that the application for the Final Order will be heard at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on January 30, 2026, at 9:45 a.m. (Vancouver time), or so soon thereafter as counsel may be heard or at such other date and time as the Court may direct.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS OR ADJOURNMENT OF THE APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a Response to Petition at the Vancouver Registry of the Supreme Court of British Columbia, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material you intend to present to the Court at the hearing of the application for the Final Order, and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials you intend to present to the Court at the hearing of the application for the Final Order to New Gold and its counsel on or before 4:00 p.m. (Vancouver time) on January 27, 2026, at:

Attention: General Counsel
Email: general.counsel@newgold.com

and

Lawson Lundell LLP
Suite 1600 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

and

Davies Ward Phillips & Vineberg LLP
155 Wellington Street, 40th Floor
Toronto, Ontario
M5V 33J7

Attention: Chantelle Cseh and Rui Gao
Email: ccseh@dwpv.ccom and rgao@dwpv.com

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YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement and Final Order, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the Shareholders.

Copies of the management information circular of New Gold prepared in connection with the Meeting, the Petition, and the Interim Order have been provided to you with this Notice of Hearing of Petition for the Final Order. A copy of other documents that were filed in support thereof will be furnished to any Shareholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

DATED this [•] day of [•], 2025.

____
Solicitor for the Petitioner,
New Gold Inc.

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NO. S-259414
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 TO 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, C. 57, AS AMENDED

AND

NEW GOLD INC.

PETITIONER

NOTICE OF HEARING OF PETITION FOR THE FINAL ORDER

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by New Gold in the Supreme Court of British Columbia for approval, pursuant to section 291 of the *Business Corporations Act*, S.B.C. 2002 c. 57, as amended, of an arrangement involving New Gold and its shareholders (the "**Arrangement**"), in accordance with the proposed plan of arrangement (the "**Plan of Arrangement**") contemplated by an arrangement agreement dated November 2, 2025, between New Gold, the Purchaser, and Coeur.

NOTICE IS FURTHER GIVEN that by Order of Associate Judge Scarth, of the Supreme Court of British Columbia, dated December 17, 2025 (the "**Interim Order**"), the Court has given directions for the convening of a special meeting (the "**Meeting**") of the holders of common shares of New Gold for the purpose of, among other things, considering and voting upon a special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, New Gold intends to apply to the Supreme Court of British Columbia for an order (the "**Final Order**") (i) approving the Arrangement in accordance with the Plan of Arrangement, and (ii) declaring that the terms and conditions of the Arrangement are substantively and procedurally fair and reasonable to the Shareholders.

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NOTICE IS FURTHER GIVEN that the application for the Final Order will be heard at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on January 30, 2026, at 9:45 a.m. (Vancouver time), or so soon thereafter as counsel may be heard or at such other date and time as the Court may direct.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS OR ADJOURNMENT OF THE APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a Response to Petition at the Vancouver Registry of the Supreme Court of British Columbia, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material you intend to present to the Court at the hearing of the application for the Final Order, and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials you intend to present to the Court at the hearing of the application for the Final Order to New Gold and its counsel on or before 4:00 p.m. (Vancouver time) on January 27, 2026, at:

Attention: General Counsel
Email: general.counsel@newgold.com

and

Lawson Lundell LLP
Suite 1600 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

and

Davies Ward Phillips & Vineberg LLP
155 Wellington Street, 40th Floor
Toronto, Ontario
M5V 33J7

Attention: Chantelle Cseh and Rui Gao
Email: ccseh@dwpv.ccom and rgao@dwpv.com

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YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement and Final Order, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the Shareholders.

Copies of the management information circular of New Gold prepared in connection with the Meeting, the Petition, and the Interim Order have been provided to you with this Notice of Hearing of Petition for the Final Order. A copy of other documents that were filed in support thereof will be furnished to any Shareholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

DATED this 17th day of December, 2025.

Craig A.B. Ferris, K.C.,
Solicitor for the Petitioner,
New Gold Inc.

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Appendix D

Plan of Arrangement

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires:

“5-Day VWAP” means, in respect of the Company Shares, the volume weighted average share price of the Company Shares on the TSX (during continuous trading hours) for the five trading days ending on the trading date immediately preceding the Value Determination Date, calculated by dividing the total Canadian dollar value of the Company Shares traded in such five trading day period on the TSX (during continuous trading hours) by the total number of such shares traded on the TSX (during continuous trading hours) for such five-day trading period;

“Accelerated RSUs” has the meaning ascribed thereto in Section 2.3(c)(i);

“Arrangement” means the arrangement of Company under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, this Plan of Arrangement, or made at the direction of the Court in the Final Order (with the prior written consent of both Company and Parent, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated November 2, 2025 among Parent, Purchaser and Company to which this Plan of Arrangement is attached as Schedule A, including all schedules annexed thereto, together with the Company Disclosure Letter and the Parent Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction or decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;

“BCBCA” means the Business Corporations Act (British Columbia);

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Mexico City, Mexico, New York, New York, Toronto, Ontario or Vancouver, British Columbia;

“Cash Out Value” for a Company Option means an amount, which amount cannot be less than zero, equal to (a) the product of (i) the number of Company Shares for which such Company Option may be exercised and (ii) the 5-Day VWAP of the Company Shares, minus (b) the exercise price of such Company Option.

“Company” means New Gold Inc., a corporation existing under the laws of the Province of British Columbia;

“Company DSU Plan” means the deferred share unit plan of Company effective May 6, 2010, as amended;

“Company DSUs” means the outstanding deferred share units granted under the Company DSU Plan;

“Company Equity Incentive Plans” means, collectively, the Company Option Plan, the Company LTIP and the Company DSU Plan;

“Company Incentive Awards” means, collectively, the Company DSUs, Company RSUs, Company Options and Company PSUs;

“Company LTIP” means the long term incentive plan of Company effective February 19, 2025, as amended;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by Parent;

“Company Optionholder” means a holder of Company Options;

“Company Option Plan” means the stock option plan of Company effective May 4, 2011, as amended;

“Company Options” means the outstanding options to purchase Company Shares granted under the Company Option Plan;

“Company PSUs” means the outstanding performance share units granted under the Company LTIP;

“Company RSUs” means the outstanding restricted share units granted under the Company LTIP;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares, as the context requires;

“Company Shares” means the common shares in the capital of the Company;

“Consideration” means the consideration to be received by the Company Shareholders (other than Dissenting Shareholders) pursuant to this Plan of Arrangement for their Company Shares, consisting of the Exchange Ratio of a Parent Share for each Company Share;

“Consideration Shares” means the Parent Shares to be issued to the Company Shareholders pursuant to this Plan of Arrangement;

“Continuing Employees” means Company Employees that are employed by the Parent, the Company or any of their respective Subsidiaries immediately following the Effective Time;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., or such other Person as Parent and Company may appoint (acting reasonably) to act as depositary in respect of the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a);

“Dissent Shares” means the Company Shares held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has properly and validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder as of the record date of the Company Meeting who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Dissent Shares;

“DRS Advice” has the meaning specified in Section 3.1;

“Effective Date” means the date upon which the Arrangement becomes effective in accordance with Section 2.11(a) of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. on the Effective Date or such other time as Parent and Company agree to in writing before the Effective Date;

“Exchange Ratio” means 0.4959;

“Final Order” means the final order of the Court contemplated by Section 2.7 of the Arrangement Agreement made pursuant to Section 291 of the BCBCA, in a form and substance acceptable to Company and Parent, each acting reasonably, approving the Arrangement, including as such order may be amended, supplemented, modified or varied by the Court (with the consent of both Company and Parent, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Company and Parent, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any international, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, international arbitration institution, commission, board, ministry bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE and the NYSE American; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order of the Court made pursuant to Section 291 of the BCBCA following the application therefor submitted to the Court after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement as contemplated by Section 2.3 of the Arrangement Agreement, in a form and in substance acceptable to Company and Parent, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, including as such order may be amended, supplemented, modified or varied by the Court (with the consent of Company and Parent, each acting reasonably);

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be delivered to registered Company Shareholders for use in connection with the Arrangement;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, lease, sublease, restriction, easement, right-of-way, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Non-Continuing Employees” means Company Employees whose employment with the Company or any of its Subsidiaries is terminated by the Company or its Subsidiaries, as applicable, without cause, at or immediately prior to the Effective Time;

“Notice of Dissent” means a written notice provided by a Company Shareholder that is a registered holder of Company Shares to the Company setting forth such Company Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights;

“NYSE” means the New York Stock Exchange;

“NYSE American” means the NYSE American Stock Exchange;

“Parent” means Coeur Mining, Inc., a corporation existing under the laws of the State of Delaware;

“Parent Shares” means the common stock in the capital of Parent;

“Parties” means, together, Parent, Purchaser and Company, and “Party” means any one of them as the context requires;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and this plan of arrangement or upon the direction of the Court in the Final Order with the prior written consent of Company and Parent, each acting reasonably, and references to “Article” or “Section” mean the specified Article or Section of this Plan of Arrangement;

“Purchaser” means 1561611 B.C. Ltd., a company existing under the laws of the Province of British Columbia, Canada;

“Subsidiary” has the meaning ascribed thereto in section 1.1 of NI 45-106;

“Tax Act” means the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Act” means the United States Securities Act of 1933;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986; and

“Value Determination Date” means the date that is three business days prior to the Effective Date.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Step by number or letter or both refer to the Article, Section or Step, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “$” refers to U.S. dollars.

1.7	No Strict Construction

The language used in this Plan of Arrangement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.8	Statutory References

A reference to a statute, rule, regulation or other statutory instrument or subordinate legislation (including any particular provision thereof) shall be construed to refer to such statute, rule, regulation or other instrument or legislation (or provision thereof) and to all rules, regulations, instruments or legislation made thereunder, if any, in each case as the same may from time to time be amended, modified, supplemented, re-enacted or replaced, in whole or in part.

1.9	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.10	Time

Time is of the essence in the performance of the Parties’ respective obligations hereunder.

1.11	Time References

In this Plan of Arrangement, unless otherwise specified, any references to time are to local time, Vancouver, British Columbia.

1.12	Other Definitions

Capitalized terms that are used herein but not defined shall have the meanings ascribed thereto in the Arrangement Agreement.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set out in this Plan of Arrangement.

2.2	Effectiveness

This Plan of Arrangement will become effective at the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on Parent, Purchaser, Company, the Depositary, the Company Shareholders, including the Dissenting Shareholders, and the holders of Company Incentive Awards, in each case, without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

2.3	The Arrangement

The following steps shall occur and shall be deemed to occur, commencing at the Effective Time, sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), and without any further authorization, act or formality on the part of any Person:

Incentive Securities

(a)	Company DSUs. Notwithstanding any vesting or exercise or other provisions to which a Company DSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company DSU Plan governing such Company DSU) each Company DSU (and all agreements relating thereto) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by any Person, be terminated in exchange for a cash payment from the Company to be calculated in accordance with the terms of the Company DSU Plan (except that the calculation of the amounts payable shall be determined as at the Value Determination Date). The Company will pay to the holders of Company DSUs, through the payroll systems of the Company, all amounts required to be paid to the holders of Company DSUs in accordance with this Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with Section 3.7, in respect of such Company DSUs.

(b)	Company PSUs. Notwithstanding any vesting or exercise or other provisions to which a Company PSU might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company LTIP governing such Company PSU) each Company PSU (and all agreements relating thereto) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by any Person, be terminated in exchange for a cash payment from the Company to be calculated in accordance with the terms of the Company PSU Plan (except that the calculation of the amounts payable shall be determined as at the Value Determination Date) and this Plan of Arrangement. For the avoidance of doubt, (A) the vesting multiplier applicable to all calculation periods ending on or prior to the Value Determination Date for each Company PSU shall be determined based on the terms of the Company LTIP; and (B) the vesting multiplier applicable to all calculation periods ending after the Value Determination Date for each Company PSU shall be (i) 100%, in the case of Continuing Employees; or (ii) 150% in the case of Non-Continuing Employees. The Company will pay to the holders of Company PSUs, through the payroll systems of the Company, all amounts required to be paid to the holders of Company PSUs in accordance with this Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with Section 3.7, in respect of such Company PSUs.

(c)	Company RSUs. Notwithstanding any vesting or exercise or other provisions to which a Company RSUs might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company LTIP governing such Company RSU) each Company RSU (and all agreements relating thereto) outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by any Person, be treated as follows:

(i)	Company RSUs held by Non-Continuing Employees (“Accelerated RSUs”) will be fully vested pursuant to, and redeemed for cash in accordance with, the terms of the Company LTIP (except that the calculation of the amounts payable shall be determined as at the Value Determination Date). The Company will pay to the holders of such Accelerated RSUs, through the payroll systems of the Company, all amounts required to be paid to them for their Accelerated RSUs in accordance with this Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with Section 3.7, in respect of such Company RSUs.

(ii)	Company RSUs held by Continuing Employees shall be amended by multiplying each such Company RSU by the Exchange Ratio, and thereafter, the holder thereof shall be entitled to the number of Company RSUs as is equal to the product of such amendment (the “Revised Company RSUs”); (ii) upon the vesting of such Revised Company RSUs following the Effective Time, each such Revised Company RSU shall entitle the holder thereof to receive a payment in cash, in accordance with the terms of the Company LTIP, with reference to the trading price of the Parent Shares rather than the Company Shares; and (iii) such Revised Company RSUs shall remain outstanding and governed by the terms of the Company LTIP and any document evidencing the Company RSUs (subject to amendments as contemplated in this Section).

(d)	Company Options. Notwithstanding any vesting or exercise or other provisions to which a Company Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the applicable Company Option Plan governing such Company Option), each Company Option shall, without any further action by or on behalf of a holder, be deemed to be fully vested and shall be transferred and assigned by the holder thereof, free and clear of any Liens, to the Company, and the holder thereof shall be entitled to receive in exchange therefor an amount equal to the Cash Out Value for such Company Option (less any applicable withholding in accordance with Section 3.7) determined as at the Value Determination Date, whereupon the name of the holder of such Company Option shall be removed from the register of Company Options maintained by the Company, and the Company Option Plan and each Company Option shall immediately be cancelled and all agreements relating to the Company Options shall be terminated and shall be of no further force and effect. The Company will pay to the holders of Company Options, through the payroll systems of the Company, all amounts required to be paid to the holders of Company Options in accordance with this Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with Section 3.7, in respect of such Company Options.

Dissenting Shareholders

(e)	Each Dissent Share shall be and shall be deemed to be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to Company in accordance with, and for the consideration contemplated in, Section 4.1, and:

(i)	such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the central securities register of Company in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 4.1;

(ii)	such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and

(iii)	Company shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens, and the central securities register of Company shall be revised accordingly.

Transfer of Company Shares to Purchaser

(f)	Each Company Shareholder, other than a Dissenting Shareholder, shall transfer and assign their Company Shares, free and clear of any Liens, to Purchaser in exchange for the Consideration for each such Company Share so transferred, and in respect of the Company Shares so transferred:

(i)	the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such Company Share and the name of such registered holder shall be removed from the central securities register of Company;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Company Share; and

(iii)	Purchaser shall be the holder of all of the outstanding Company Shares, free and clear of all Liens, and the central securities register of Company shall be revised accordingly.

ARTICLE 3

DELIVERY OF CONSIDERATION

3.1	Deposit and Payment of Consideration

(a)	Following receipt of the Final Order and in any event no later than the business day prior to the Effective Date, Parent shall deposit in escrow, or cause to be deposited in escrow, with the Depositary, sufficient Parent Shares to satisfy the aggregate Consideration payable to the Company Shareholders in accordance with Section 2.3, which shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of this Article 3. The Company will pay to the holders of Company Options, Company PSUs, Accelerated RSUs and Company DSUs, through the payroll systems of the Company with respect to any holders who are employees or former employees, all amounts required to be paid to the holders of Company Options, Company PSUs, Accelerated RSUs and Company DSUs, in accordance with the Plan of Arrangement, less any Tax withholding required under applicable Law or in accordance with Section 3.7, in respect of such Company Options, Company PSUs, Accelerated RSUs and Company DSUs.

(b)	Upon surrender to the Depositary for cancellation of a certificate or a direct registration statement (DRS) advice (a “DRS Advice”) which immediately prior to the Effective Time represented one or more Company Shares that were transferred under the Arrangement, together with a duly completed and executed Letter of Transmittal and such other documents and instruments as the Depositary or Parent may reasonably require, the registered holder of the Company Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder (in each case less any amounts withheld pursuant to Section 3.7 (if any)), the Consideration that such holder has the right to receive, and the certificate or DRS Advice so surrendered shall forthwith be cancelled.

(c)	In the event of a transfer of ownership of Company Shares which was not registered in the transfer records of Company, the Consideration to which the registered holder has the right to receive, subject to Section 2.3, shall be delivered to the transferee if the certificate or DRS Advice which immediately prior to the Effective Time represented Company Shares that were exchanged for the Consideration under the Arrangement is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer.

(d)	After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(b), each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares, other than the Dissent Shares, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with Section 2.3, less any amounts withheld pursuant to Section 3.7 (if any).

3.2	Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Consideration Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(f) unless and until the holder of such certificate or DRS Advice shall surrender such certificate or DRS Advice in accordance with Section 3.1. Subject to applicable law and Section 3.7 hereof, at the time of such surrender of any such certificate or DRS advice (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of the certificates or DRS Advices representing Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(f), without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Consideration Shares to which such holder is entitled pursuant hereto, and (ii) to the extent not paid under clause (i), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and the payment date subsequent to surrender payable with respect to such Consideration Shares.

3.3	Deemed Fully Paid and Non-Assessable Shares

All Consideration Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

3.4	No Fractional Shares

No fractional Consideration Shares shall be issued upon the exchange of Company Shares pursuant to Sections 2.3(f) and 3.1. Where the aggregate number of Parent Shares to be issued to a Company Shareholder pursuant to Sections 2.3(f) and 3.1 as consideration under the Arrangement would result in a fractional Consideration Share being issuable, such fractional Consideration Share shall be rounded up to the nearest whole Parent Share in the event that a Company Shareholder is entitled to a fractional share representing 0.5 or more of a Parent Share and shall be rounded down to the nearest whole Parent Share in the event that a Company Shareholder is entitled to a fractional share representing less than 0.5 of a Parent Share.

3.5	Lost Certificates

In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Company Shares, which were exchanged in accordance with Section 2.3(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the aggregate Consideration which such holder is entitled to receive in accordance with this Plan of Arrangement. When authorizing such delivery of the aggregate Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Parent and the Depositary in such amount as Parent and the Depositary may direct (each acting reasonably), or otherwise indemnify Parent and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to Parent and the Depositary (each acting reasonably), against any claim that may be made against Parent, the Company or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed.

3.6	Extinction of Rights

Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 2.3(f) that is not deposited with all other instruments required by Section 3.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of Company or Purchaser, as applicable. On such date, the Consideration Shares, as applicable, to which the former registered holder of the certificate or DRS Advice referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Purchaser (or its successor(s)). None of Parent, Purchaser, Company or the Depositary shall be liable to any Person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.7	Withholding Rights; Tax Consequences

The Parent, the Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement and under this Plan of Arrangement, including amounts distributed to any former Company Shareholder or former holders of Company Incentive Awards, such amounts as the Parent, the Company, the Depositary and their respective Subsidiaries, or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of local, state, federal, provincial or foreign Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid. Any Person that deducts or withholds any amount pursuant to this Section 3.7 shall remit such deducted or withheld amounts to the applicable Governmental Entity. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable, the Parent, the Company, the Depositary, their respective Subsidiaries, and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the Consideration as is necessary in order to fully fund such liability, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder.

3.8	Transfer Free and Clear

For greater certainty, any transfer or exchange of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

3.9	Interest

Under no circumstances shall interest accrue or be paid by the Company, Parent, Purchaser, the Depositary or any other Person to any Company Shareholder or other Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of the Company Shares immediately existing prior to the Effective Time.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Dissent Rights

(a)	Pursuant to the Interim Order, Company Shareholders who are registered holders of Company Shares as of the record date of the Company Meeting may exercise rights to dissent in connection with the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order (“Dissent Rights”), with respect to all (but not less than all) of the Company Shares held by such Company Shareholder, provided that the Notice of Dissent contemplated by Section 242 of the BCBCA, as may be modified by the Interim Order, must be received by Company by 4:00 p.m. on the date that is at least two business days prior to the date of the Company Meeting, or any date to which the Company Meeting may be postponed or adjourned, and provided further that each Dissenting Shareholder who:

(i)	is ultimately entitled to be paid the fair value of their Dissent Shares by the Company: (A) will be entitled to be paid the fair value of such Dissent Shares by the Company, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(e), if applicable); (C) shall be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens, to Company in accordance with Section 2.3(e); and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Company Shares; or

(ii)	is ultimately not entitled, for any reason, to be paid fair value for such holder’s Company Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Company Shares, and shall be entitled to receive only the Consideration pursuant to Section 2.3(f) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

(b)	In no circumstances shall Parent, Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised as of the record date of the Company Meeting.

(c)	In no case shall Parent, Purchaser, Company or any other Person be required to recognize Dissenting Shareholders as holders of Company Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of the Company at the time at which the step in Section 2.3(f) occurs.

(d)	For greater certainty, in addition to any other restrictions set forth in the Interim Order and under Section 238 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) a holder of any Company Incentive Awards in respect of such holder’s Company Incentive Awards; (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; and any other Person who is not a registered Company Shareholder as of the record date for the Company Meeting.

ARTICLE 5

GENERAL

5.1	Paramountcy

From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to the Company Shares and the Company Incentive Awards issued prior to the Effective Time, (b) the rights and obligations of the holders of Company Shares, the holders of Company Incentive Awards, the Parties, the Depositary and any trustee or transfer agent therefor in relation thereto, and any other Person having any right, title or interest in or to Company Shares and Company Incentive Awards, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of the Company subject to this Plan of Arrangement shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.2	Amendment

(a)	Parent and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) agreed to in writing by the Company and Parent, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iii) communicated to Company Shareholders and the holders of Company Incentive Awards if and as required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Parent and the Company at any time prior to the Company Meeting (provided, however, that the Company and Parent shall have consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Parent and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and Parent without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and Parent, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Company Shareholders or holders of Company Incentive Awards.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

5.3	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

ARTICLE 6

U.S. SECURITIES LAW EXEMPTION

6.1	U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Company and Parent each agree that this Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that all Consideration Shares issued under the Arrangement by Parent pursuant to this Plan of Arrangement, whether in the United States, Canada or any other country, be issued or granted, as the case may be, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and pursuant to exemptions from registration under any applicable state securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

Appendix E

Fairness Opinion of CIBC World Markets Inc.

See attached.

CIBC World Markets Inc.
161 Bay Street, 6th Floor
Toronto, Ontario M5J 2S8

November 2, 2025

The Special Committee of the Board of Directors (the “Special Committee”)

of New Gold Inc.

181 Bay St. #3320
Toronto, Ontario M5J 2T3

To the Special Committee:

CIBC World Markets Inc. (“CIBC”, “we”, “us” or “our”) understands that New Gold Inc. (“New Gold” or the “Company”) and Coeur Mining, Inc. (“Coeur”) intend to enter into an arrangement agreement (the “Arrangement Agreement”) pursuant to which, among other things, Coeur will acquire all of the issued and outstanding common shares of the Company (each a “New Gold Share” and collectively, the “New Gold Shares”) in exchange for consideration of 0.4959 newly-issued shares of common stock of Coeur (the “Coeur Shares” or the “Consideration”) for each New Gold Share outstanding (such transaction as a whole being defined herein as the “Proposed Transaction”).

We further understand that pursuant to the Arrangement Agreement:

a)	the Proposed Transaction will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia);

b)	the completion of the Proposed Transaction will be conditional upon, among other things:

i)	approval by at least (1) 66 2/3% of the votes cast by the shareholders of New Gold (each a “New Gold Shareholder” and collectively, the “New Gold Shareholders”) who are present in person or represented by proxy and entitled to vote at the special meeting (the “New Gold Special Meeting”) of such shareholders to be held to consider the Proposed Transaction, and (2) to the extent required by Multilateral Instrument 61-101 (“MI 61-101”), a simple majority of the votes cast by New Gold Shareholders who are present in person or represented by proxy and entitled to vote at the New Gold Special Meeting, excluding votes from certain shareholders required to be excluded in accordance with MI 61-101;

ii)	approval by a simple majority of the votes cast by the stockholders of Coeur (the “Coeur Stockholders”) who are present in person or represented by proxy and entitled to vote at the special meeting of such stockholders to be held to consider the issuance of the Consideration pursuant to the Proposed Transaction;

iii)	approval by the Supreme Court of British Columbia; and

c)	the terms and conditions of the Proposed Transaction will be described in a management information circular of the Company (the “Circular”) that will be mailed to New Gold Shareholders in connection with the New Gold Special Meeting.

Engagement of CIBC

CIBC was initially contacted regarding its possible engagement by the Special Committee on September 25, 2025. By letter agreement dated October 14, 2025 (the “Engagement Agreement”), the Special Committee retained CIBC to act as financial advisor in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Special Committee has requested that we prepare and deliver to the Special Committee our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by New Gold Shareholders pursuant to the Arrangement Agreement.

CIBC will be paid a fixed fee for rendering the Opinion, whether or not the Proposed Transaction or any alternative transaction is completed. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture, and valuation matters. The Opinion has been prepared in accordance with the Investment Dealer and Partially Consolidated Rules of Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in the preparation or review of the Opinion.

Relationships with the Interested Parties to the Proposed Transaction

Neither CIBC, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of the Company, Coeur, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Within the past two years, in the ordinary course of business and unrelated to the Proposed Transaction, (i) CIBC participated in New Gold’s US$400mm revolving credit facility, (ii) in April 2025, CIBC acted as Financial Advisor to New Gold on the acquisition of the remaining 19.9% free cash flow interest in the Company’s New Afton mine from Ontario Teachers’ Pension Plan, (iii) CIBC has extended New Gold credit for its gold prepayment financing in connection with the previously mentioned transaction, (iv) in March 2025, CIBC participated in New Gold’s issuance of US$400mm of 6.875% 2030 Senior Unsecured Notes, (v) in May 2024, CIBC acted as Financial Advisor to the Company on the acquisition of a 22.6% free cash flow interest in the New Afton mine, and (vi) CIBC acted as Lead Bookrunner in New Gold’s issuance of US$173mm of common shares in connection with the previously mentioned transaction. The fees payable to CIBC and its affiliates in connection with the foregoing are not financially material to CIBC and its affiliates.

CIBC has not been engaged by Coeur to provide any financial advisory, investment banking, or lending services within the last two years.

Apart from any potential renewal of the arrangements referred to in the above paragraphs, there are no understandings, agreements or commitments between CIBC and any of the Interested Parties with respect to future business dealings. CIBC may, in the future, in the ordinary course of business and unrelated to the Proposed Transaction, provide financial advisory, investment banking, lending, or other financial services to one or more of the Interested Parties from time to time, for which CIBC or its affiliates may receive compensation.

In the ordinary course of its business and unrelated to the Proposed Transaction, CIBC and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the parties to the Proposed Transaction and, from time to time, may have executed transactions on behalf of one or more of the parties to the Proposed Transaction for which CIBC or such affiliates received or may receive compensation. As investment dealers, CIBC and certain of our affiliates conduct research on securities and may, in the ordinary course of business and unrelated to the Proposed Transaction, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the parties to the Proposed Transaction.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	a draft of the Arrangement Agreement, dated November 1, 2025, and the schedules thereto;

ii)	a draft of the Plan of Arrangement dated October 31, 2025;

iii)	a draft of the Proposed Transaction announcement press release received on October 27, 2025;

iv)	the audited financial statements, annual reports, and management’s discussion and analysis of the Company for the fiscal years ended December 31, 2023 and December 31, 2024;

v)	the audited financial statements, annual reports, and management’s discussion and analysis of Coeur for the fiscal years ended December 31, 2023 and December 31, 2024;

vi)	the interim unaudited financial statements, and management’s discussion and analysis of the Company for the three, six and nine months ended March 31, 2025, June 30, 2025 and September 30, 2025;

vii)	the interim unaudited financial statements, and management’s discussion and analysis of Coeur for the three, six and nine months ended March 31, 2025, June 30, 2025 and September 30, 2025;

viii)	certain internal financial, operational, corporate and other information concerning the Company that was prepared or provided by the management of the Company, including internal operating and financial projections;

ix)	certain internal financial, operational, corporate and other information concerning Coeur that was prepared or provided by the management of Coeur, including internal operating and financial projections;

x)	trading statistics and selected financial information of the Company, Coeur and other selected public companies considered by us to be relevant;

xi)	various reports published by equity research analysts and industry sources regarding the Company and Coeur, the precious metals industry and other public companies, to the extent deemed relevant by us;

xii)	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company as to the completeness and accuracy of the Information (as defined below); and

xiii)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects of both the Company and Coeur, and with external legal counsel of the Company and the Special Committee regarding the terms and conditions of the Proposed Transaction, the Arrangement Agreement and related matters.

Prior Valuations

Among other things, the Company has represented to CIBC in a certificate of the Chief Executive Officer and Chief Financial Officer of the Company dated the date hereof (the “Officers’ Certificate”) that, to the best of the knowledge, information and belief after due inquiry of the Chief Executive Officer and Chief Financial Officer of the Company, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its affiliates or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to CIBC.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Coeur or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, Coeur or their respective affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or Coeur in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of both the Company and Coeur, and the reports of the auditors thereon, as well as the interim unaudited financial statements of the Company and Coeur.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning both New Gold and Coeur and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of each of New Gold and Coeur, respectively, having regard to the business, plans, financial condition and prospects of each of New Gold and Coeur.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as at the date specified therein and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us in the Officers’ Certificate, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct as at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of each of New Gold and Coeur as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Special Committee for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC, other than the inclusion of the Opinion in its entirety and a summary thereof (in a form reasonably acceptable to CIBC) in the Circular. Our Opinion is not intended to be and does not constitute a recommendation to the Special Committee as to whether they should recommend the approval of the Arrangement Agreement to New Gold’s board of directors or a recommendation to any New Gold Shareholder as to how to vote or act at the New Gold Special Meeting or as an opinion concerning the trading price or value of any securities of New Gold or Coeur following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the Information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Should this Opinion be executed in any other language, the English version of this Opinion shall be controlling in all respects and any other version is provided solely as a translation. In the event of any inconsistency between the versions, the English version of this Opinion shall prevail.

Description of New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two 100%-owned, core producing assets in Canada, being the New Afton mine and Rainy River mine. New Afton is an underground mine located 10 kilometres west of Kamloops, British Columbia, producing gold, copper, and silver. New Afton has a current reserve life out to 2031, with the Company seeing potential to extend the mine life based on key exploration opportunities, including at the K-Zone where a maiden resource is expected to be released in early 2026 and will support the advancement of a feasibility study for K-Zone later in 2026. New Afton’s 2025 production guidance consists of 60 - 70 thousand ounces (“koz”) of gold and 50 - 60 million pounds (“mlbs”) of copper. Rainy River is an open-pit and underground mine located 50 kilometres northwest of Fort Frances, Ontario, producing gold and silver. Rainy River has a current reserve life out to 2033, with 2025 production guidance of 265 - 295 koz of gold. New Gold’s consolidated 2025 production guidance consists of 325 - 365 koz of gold and 50 - 60 mlbs of copper.

As of market close on October 31, 2025, New Gold had a market capitalization of approximately US$5.9 billion. New Gold is listed on the NYSE American and the Toronto Stock Exchange (“TSX”). New Gold is incorporated in British Columbia, with its head office located in Toronto, Ontario.

Description of Coeur

Coeur is a U.S.-based, diversified precious metals producer with five 100%-owned operations: the Las Chispas underground silver-gold mine in Sonora, Mexico, the Palmarejo underground gold-silver complex in Chihuahua, Mexico, the Rochester open-pit silver-gold mine in Nevada, the Kensington underground gold mine in Alaska, and the Wharf open-pit gold mine in South Dakota. In addition, Coeur has 100%-ownership in the Silvertip polymetallic critical minerals exploration project in British Columbia. Coeur’s 2025 production guidance consists of 393 - 438 koz of gold and 17.1 - 19.2 million ounces (“Moz”) of silver.

As of market close on October 31, 2025, Coeur had a market capitalization of approximately US$11.0 billion. Coeur is listed on the New York Stock Exchange (“NYSE”) and is a Delaware Corporation, with its head office located in Chicago, Illinois.

Approach to Fairness

In considering the fairness, from a financial point of view, of the Consideration to be received by New Gold Shareholders, CIBC has considered that the Proposed Transaction is a fixed share-for-share exchange with no cash consideration, which would result in New Gold Shareholders owning approximately 38%, on a fully diluted basis, of the pro forma entity, while Coeur Stockholders would own the remaining approximately 62%. In addition, the Board of Directors of the combined entity is expected to include two New Gold directors. Taking these factors into account, CIBC concluded that the appropriate comparisons for assessing the fairness, from a financial point of view, of the Consideration to be received by the Company’s shareholders, included a value analysis of each of the New Gold Shares and Coeur Shares, respectively, with such analyses based on the methodologies and assumptions that we considered appropriate in the circumstances for the purposes of arriving at our Opinion.

CIBC primarily considered and relied upon the following methodologies, in support of the Opinion:

i)	a net asset value (“NAV”) approach for each of New Gold and Coeur;
ii)	a comparable precedent transactions analysis for New Gold, and;
iii)	a comparable companies analysis for Coeur.

Additionally, CIBC reviewed and considered other factors and analyses as we considered appropriate, including the 52-week trading range and volume-weighted average trading prices of New Gold Shares and Coeur Shares, equity research analyst target prices for New Gold Shares and Coeur Shares, and precedent change of control premiums.

For the New Gold Shares, CIBC conducted an analysis of the relevant trading metrics of comparable companies to New Gold. In the comparable company approach for New Gold, CIBC reviewed public market trading statistics for select publicly-listed precious metal mining companies that we considered relevant. Using the trading statistics, we then determined ranges of multiples that would be applied to financial metrics of New Gold, including Price-to-NAV per share and Price-to-2026E Cash Flow per share, as these are commonly used methodologies employed by equity research analysts and investors in the precious metals sector to estimate the value of a given company. However, CIBC relied primarily on the precedent transactions analysis as the comparable company and other trading metrics reflect minority discount values and do not factor in a premium for control. A summary of CIBC’s precedent transaction analysis with respect to New Gold is provided below.

For the Coeur Shares, CIBC relied upon trading value approaches since New Gold Shareholders receiving Coeur Shares as Consideration will, individually and collectively, be receiving a minority interest in Coeur and will not be able to affect the control of Coeur. Accordingly, CIBC concluded that it was not appropriate to consider methodologies that are based on the assumption of a change of control transaction or an en bloc value. A summary of CIBC’s comparable companies analysis with respect to Coeur is provided below.

In evaluating the Coeur Shares, CIBC also considered the liquidity of the Coeur Shares in assessing whether the current trading price of the Coeur Shares could be considered a reasonable, market-determined proxy for the fair trading value of the Coeur Shares. We observed that during the period ending October 31, 2025, trading volume equivalent to Coeur’s public float required only 38 days to trade, demonstrating strong liquidity for the Coeur Shares.

Financial Projections

To support our financial analysis, CIBC has relied on unaudited financial models for both the Company and Coeur that have been provided to us by management of the Company. These financial projections include, among other things, assumptions on future commodity prices, production levels, operating costs, capital costs, depreciation, and taxes which reflect (or reflected at the time of preparation) the best currently available assumptions and which, in the reasonable belief of management as confirmed to us by management, continue to be reasonable in the circumstances.

CIBC has adjusted the financial projections for both the Company and Coeur to reflect the consensus equity research analyst estimates for future commodity prices rather than relying on the estimates for future commodity prices provided by management. This has been done to incorporate market consensus views into our analysis and to ensure commodity price comparability in the forecasts for both companies. These adjustments were made to ensure commodity price forecasts are comparable with those used by the equity research analysts in calculating the net asset values and other financial metrics which underpin the comparable company analysis herein and because, in our experience, it is common practice in the precious metals sector for companies to use consensus research analyst pricing in analyzing value.

Below we have outlined the consensus commodity prices we have used in our analysis:1

	2025E	2026E	2027E	2028E	2029E	2030E & Long- Term
Gold Price (US$/oz)	$3,304	$3,735	$3,562	$3,463	$3,296	$3,040
Silver Price (US$/oz)	$37.03	$43.33	$41.59	$39.86	$37.69	$33.95
Copper Price (US$/lb)	$4.42	$4.70	$4.78	$4.76	$4.85	$4.49

For New Gold, CIBC has relied on the internal base case forecast (the “New Gold Base Case”) provided by management of the Company. The New Gold Base Case includes life of mine (“LoM”) projections for each of the Company’s material operating assets and reflects management’s current view of the business and its operations.

For Coeur, CIBC has relied on the internal base case forecast (the “Adjusted Coeur Base Case”) provided by management of the Company. The Adjusted Coeur Base Case was originally provided by Coeur and has been adjusted based on the due diligence findings of New Gold management. The Adjusted Coeur Base Case includes LoM projections for each of Coeur’s material operating and development assets and reflects New Gold management’s baseline view of the business and its operations.

NAV Approach

In the NAV approach, CIBC separately considered each mining asset, the corporate overhead costs, and the financial assets and liabilities for the Company and Coeur, respectively. The value of each mining asset is summed to produce a total asset value, from which the attributable corporate overhead costs and financial assets and liabilities are added or subtracted.

For mining assets, CIBC calculated the present value of the proportionate, unlevered, after-tax, constant-dollar free cash flows of each asset over the life of the asset as provided in the New Gold Base Case or the Adjusted Coeur Base Case, at the real discount rate outlined below.

The NAV method considers a variety of valuation techniques in the context of individual assets, is less biased with respect to the transaction’s timing within a commodity cycle or development stage of a particular project due to its reliance principally on long-term price forecasts, and explicitly addresses the unique characteristics of the geographical location and jurisdiction of each asset, as the case may be, from a long-term operating and production perspective.

1 Consensus commodity prices as at October 21, 2025.

In determining the NAV of each of New Gold and Coeur, we have applied a real discount rate of 5% to the future free cash flows of all the assets and corporate overhead costs as outlined above, using consensus equity research estimates for future commodity prices. The discount rate reflects the figure commonly used by equity research analysts in calculating net asset values for assets of this nature.

To calculate the NAV contribution from mining assets where a financial forecast could not be reasonably estimated, CIBC has relied on a total enterprise value/gold equivalent ounce (“TEV/AuEq oz”) approach, which is consistent with that used by equity research analysts in the precious metals sector. The TEV/AuEq oz multiples applied to the resources of these mining assets were provided by management of the Company, and vary by deposit based on a variety of factors, including, among other things, (i) mineral type, (ii) mine type, (iii) stage of exploration, (iv) quality and grade of the deposits, and (v) jurisdiction and location of the deposit. CIBC has reviewed and validated the TEV/AuEq oz trading multiples provided by management based on comparable publicly listed precious metal development and exploration companies.

Precedent Transactions Analysis – New Gold

The precedent transactions methodology considers observed transaction multiples paid in the context of the sale of a comparable company or asset(s) to estimate the “en bloc” value of a particular asset(s) or company. The prices paid for companies or assets in the precious metals sector which are subject to arm’s length transactions provide an indication of value.

CIBC examined selected precedent M&A transactions involving precious metals transactions in the Americas and Australia that we considered relevant. CIBC notes that none of the companies in the selected precedent transactions were identical to New Gold and certain of these precedent transactions may have had characteristics that were materially different from those of New Gold, including, but not limited to, differences in company-specific factors, or prevailing economic and market conditions.

CIBC considered the multiples of price-to-NAV and price-to-cash flow to be the most relevant metrics for New Gold in consideration of the precedent transactions analysis as investors and the majority of equity research analysts of New Gold use these multiples in determining a value for New Gold, and this approach is consistent with how other precious metal producers are typically valued. For each of the selected transactions, CIBC considered the ratio of the target’s equity value, implied by the transaction, to its NAV and cash flow forecast prior to the announcement of the transaction, as estimated by equity research analysts where publicly available.

CIBC reviewed the following transactions:

Set of Precedent Transactions
Announcement Date	Acquiror	Target
10-Sep-25	Carcetti Capital Corp.	Hemlo Gold Mine
5-May-25	Gold Fields Ltd.	Gold Road Resources Ltd.
23-Feb-25	Equinox Gold Corp.	Calibre Mining Corp.[2]
25-Nov-24	Dhilmar Ltd.	Éléonore Gold Mine[2]
18-Nov-24	Orla Mining Ltd.	Musselwhite Gold Mine[2]
27-Mar-24	Alamos Gold, Inc.	Argonaut Gold, Inc.
10-Apr-23	Newmont Corp.	Newcrest Mining Ltd.
4-Nov-22	Pan American Silver Corp. / Agnico Eagles Mines Ltd.	Yamana Gold, Inc.
8-Nov-21	Newcrest Mining Ltd.	Pretium Resources, Inc.
16-Dec-19	Northern Star Resources Ltd.	Kalgoorlie Consolidated Gold Mines Pty Ltd (50%)
25-Nov-19	Kirkland Lake Gold Ltd.	Detour Gold Corp.
18-Nov-19	Saracen Mineral Holdings Ltd.	Kalgoorlie Consolidated Gold Mines Pty Ltd (50%)
14-May-19	St. Barbara Ltd.	Atlantic Gold Corp.
14-Jan-19	Newmont Mining Corp.	Goldcorp, Inc.

Below we have outlined the range of transaction multiples for the list of precedent transactions outlined above:

Price / NAV Per Share		Price / Cash Flow Per Share
Multiples		Multiples
High	1.41x	High	12.0x
Low	0.70x	Low	3.0x
Mean	1.08x	Mean	6.8x

Precedent Price-to-NAV Multiples

Based on the results of this analysis, CIBC’s professional judgment and other factors that we considered appropriate, CIBC selected a multiple reference range of 1.10x to 1.30x NAV and applied this reference range to the Company’s implied NAV based on: (i) equity research analyst estimates; and (ii) the New Gold Base Case.

The selected range compares to implied Price-to-NAV per share multiples for the Proposed Transaction of (i) 1.57x based on the consensus equity research estimate of NAV per share for the Company, and (ii) 1.34x based on the New Gold Base Case NAV per share.

Precedent Price-to-Cash Flow Multiples

Based on the results of this analysis, CIBC’s professional judgment and other factors that we considered appropriate, CIBC selected a multiple reference range of 3.0x to 5.0x cash flow and applied this reference range to the Company’s implied cash flow based on: (i) equity research analyst estimates; and (ii) the New Gold Base Case. In determining appropriate Price / Cash Flow multiples, CIBC emphasized precedent transactions involving operations with relatively short reserve lives given the short reserve lives of New Afton and Rainy River.

The selected range compares to implied Price-to-2026E Cash Flow per share multiples for the Proposed Transaction of (i) 4.7x based on the consensus equity research estimate of 2026E cash flow per share for the Company, and (ii) 4.4x based on the New Gold Base Case 2026E cash flow per share.

2 Targets with operations with relatively short remaining mine lives.

Comparable Companies Analysis – Coeur

In the comparable company approach for Coeur, CIBC reviewed public market trading statistics for select publicly-listed precious metal mining companies that we considered relevant. Using the trading statistics, we then determined ranges of multiples that would be applied to financial metrics of Coeur for the purpose of our analysis. The following financial metrics, which are discussed further below, were used to determine the implied equity value of Coeur:

1)	Price-to-NAV per share; and

2)	Price-to-2026E Cash Flow per share.

Price-to-NAV and Price-to-Cash Flow are commonly-used methodologies employed by equity research analysts and investors in the precious metals sector to estimate the value for a given company. Using the Price-to-NAV approach, we have applied ranges of Price-to-NAV multiples to Coeur’s implied NAV based on: (i) consensus research analyst estimates, and (ii) the Adjusted Coeur Base Case. Using the Price-to-Cash Flow approach, we have applied ranges of 2026E Cash Flow multiples to the 2026E Cash Flow estimate for Coeur, respectively, based on: (i) consensus research analyst estimates, and (ii) the Adjusted Coeur Base Case.

No company utilized in the comparable company analysis is identical to Coeur. Accordingly, an analysis involving the trading multiples on NAV and Cash Flow requires complex considerations and judgments concerning the similarities and differences between the comparable companies and Coeur with respect to a number of factors, including but not limited to, scale, asset quality, jurisdictional risk, and commodity distribution, among others.

To determine the range of appropriate NAV per share and cash flow per share multiples for Coeur, we have selected the following companies which we have deemed relevant given their status as silver producers of similar market and operational scale as Coeur:

First Majestic Silver Corp.	Hecla Mining Co.
Fresnillo Plc	Pan American Silver Corp.

Below we have outlined the range of observed trading multiples for Coeur and the list of Coeur’s comparable companies outlined above, which are based on consensus research analyst estimates for NAV per Share, and 2026E Cash Flow per Share:

Price / NAV Per Share		Price / 2026E Cash Flow Per Share
Multiples[3,4]		Multiples
High	2.42x	High	13.4x
Low	1.34x	Low	7.8x
Mean	1.95x	Mean	11.0x

3 Pan American Silver Corp.’s P/NAV excludes NAV contribution from Escobal mine due to the non-operational status of Escobal mine as of October 31, 2025.

4 Fresnillo’s P/NAV has not been adjusted to reflect contribution from the pending acquisition of Probe Gold Inc. which is not material to Fresnillo.

To determine the range of appropriate Price-to-NAV and Price-to-Cash Flow multiples for Coeur, we took into consideration a number of factors including: geopolitical risk exposure, scale and asset quality, growth, and execution risk, among others. Based on the range of observed trading multiples and these considerations, we have applied the following multiples:

(i)	1.7x to 2.0x to the consensus equity research analyst estimate of NAV per share and the Adjusted Coeur Base Case NAV per share, respectively; and

(ii)	10.0x to 13.0x to the 2026E consensus equity research analyst Cash Flow per share and the Adjusted Coeur Base Case 2026E Cash Flow per share, respectively.

Findings from Comparable Companies Analysis

The selected range compares to implied Price-to-NAV per share multiples for Coeur based on the closing price of the Coeur Shares on October 31, 2025 of (i) 1.55x based on the consensus equity research estimate of NAV per share for Coeur, and (ii) 1.67x based on the Adjusted Coeur Base Case NAV per share.

In addition, the selected ranges compare to implied Price-to-Cash Flow per share multiples for Coeur based on the closing price of the Coeur Shares on October 31, 2025 of (i) 10.6x based on the 2026E consensus equity research estimate of Cash Flow per share for Coeur, (ii) 8.4x based on the Adjusted Coeur Base Case 2026E Cash Flow per share.

Based on this analysis, along with our assessment of the liquidity of the Coeur Shares, CIBC concluded that Coeur’s current share price as at October 31, 2025 represents a reasonable proxy for fair value for the Coeur shares.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by New Gold Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to New Gold Shareholders.

Yours very truly,

/s/ CIBC World Markets Inc.

Appendix F

Fairness Opinion of National Bank Financial Inc.

See attached.

November 2, 2025

The Board of Directors of

New Gold Inc.

181 Bay Street, Suite 3320

Toronto, Ontario M5J 2T3

Canada

To the Board of Directors:

National Bank Financial Inc. (“NBF”, “we”, or “us”) understands that New Gold Inc. (“New Gold” or the “Company”) and Coeur Mining, Inc. (the “Acquiror”) propose to enter into a definitive arrangement agreement to be dated November 2, 2025 (the “Arrangement Agreement”), pursuant to which a wholly-owned subsidiary of the Acquiror will acquire all of the issued and outstanding common shares of the Company (the “Company Shares”) and pursuant to which each holder of Company Shares will be entitled to receive, in exchange for each Company Share held, 0.4959 of a share of common stock of the Acquiror (the “Consideration”).

The transaction contemplated by the Arrangement Agreement will be effected pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) and will require the approval of (i) at least 66 2/3% of the votes cast by holders of Company Shares present in person or represented by proxy and entitled to vote at the meeting held by the Company for such purpose (the “Meeting”), and (ii) a simple majority of the votes cast by holders of Company Shares present in person or represented by proxy and entitled to vote at the Meeting, excluding votes from certain shareholders, as required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") and (iii) a simple majority of the votes cast by holders of common stock of the Acquiror (“Acquiror Shares”) present in person or represented by proxy and entitled to vote at the meeting held by the Acquiror for such purpose, to allow the Acquiror to issue the Consideration under the terms of the Arrangement Agreement. The terms and conditions of the Arrangement Agreement will be more fully described in a management information circular of the Company (the “Circular”) which will be mailed to the holders of Company Shares (each, a “Shareholder”) in connection with the Arrangement.

Engagement of National Bank Financial

The Company initially contacted NBF in August 2025 regarding a potential advisory assignment and was formally retained by the Company pursuant to an engagement agreement dated October 8, 2025 (the “Engagement Agreement”) to act as financial advisor to the Company which services include providing financial advice and assistance to the Company with respect to the Arrangement, including the preparation and delivery of an opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) as to the fairness from a financial point of view of the Consideration to be received by the Shareholders, other than the Acquiror, pursuant to the Arrangement.

NBF understands that the Opinion and a summary thereof will be included in the Circular and, subject to the terms of the Engagement Agreement, NBF consents to such disclosure. NBF has not been asked to prepare and has not prepared a formal valuation under MI 61-101 of the Company or the Acquiror, or a valuation of any of the securities or assets of the Company or the Acquiror and this Opinion should not be construed as such.

NBF will be paid fees for its services as financial advisor to the Company, including for the delivery of the Opinion. A substantial portion of the fees payable to NBF are contingent on completion of the Arrangement or an alternative transaction. In addition, NBF is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Relationship with Interested Parties

Neither NBF nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of the Company, the Acquiror, or any other interested party (as such term is defined in MI 61-101) or any of their respective associates or affiliates (collectively, the "Interested Parties"). Neither NBF nor any of its affiliates has been engaged to provide any financial advisory services, nor has NBF or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company pursuant to the Engagement Agreement; (ii) acting as a participant to the Company as part of its corporate credit facilities; (iii) acting as an underwriter for the Company’s US$173 million common share offering, which closed on April 26, 2024; (iv) participating in the US$100 million of gold prepay arrangements with the Company on April 7, 2025; (v) acting as an underwriter for the Company’s US$400 million senior notes offering, which closed on March 18, 2025; (vi) acting as a participant to the Acquiror as part of its corporate credit facilities; and (vii) acting as a provider of treasury management services such as foreign exchange, commodity and interest rate hedging services to the Company and the Acquiror.

Other than as set forth above, there are no understandings, agreements or commitments between NBF and the Interested Parties with respect to any future business dealings. NBF may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, National Bank of Canada ("NBC"), of which NBF is a wholly-owned subsidiary, or one or more affiliates of NBC, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or the Acquiror, or their respective subsidiaries, and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. NBF, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Acquiror, or their respective subsidiaries.

Credentials of NBF

NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. NBF has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion expressed herein is the opinion of NBF, and the form and content herein has been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed, considered and relied upon, or carried out (as the case may be), among other things, the following:

a)	a draft of the Arrangement Agreement dated November 2, 2025;

b)	a draft of the Plan of Arrangement dated November 2, 2025;

c)	publicly available documents regarding the Company, including annual and quarterly reports, financial statements, management’s discussion and analysis, annual information forms, management circulars, NI 43-101 technical reports, and other filings deemed relevant;

d)	publicly available documents regarding the Acquiror, including annual and quarterly reports, financial statements, management’s discussion and analysis, Form 10-Ks, proxy circulars, technical reports, and other filings deemed relevant;

e)	certain internal management budgets, analysis and financial models prepared by or on behalf of the management of the Company and the Acquiror that were provided to us in the course of our engagement;

f)	certain other non-public information prepared and provided to us by the Company, primarily financial in nature, concerning the Company’s and the Acquiror’s business, assets, liabilities and prospects (the “Financial Projections”);

g)	various reports published by equity research analysts and industry sources regarding the Company, the Acquiror and other public companies, to the extent deemed relevant by us, in the exercise of our professional judgment;

h)	trading statistics and selected financial information of the Company, the Acquiror and other selected public companies, to the extent deemed relevant by us, in the exercise of our professional judgment;

i)	public information with respect to selected precedent transactions considered by us to be relevant, in the exercise of our professional judgment;

j)	consultation with Davies Ward Phillips & Vineberg LLP, legal advisors to the Company;

k)	a certificate addressed to NBF, from senior officers of the Company regarding the completeness and accuracy of the information upon which this Opinion is based; and

l)	such other information, discussions and analyses as NBF considered, in the exercise of our professional judgment, necessary or appropriate in the circumstances.

NBF has not, to the best of its knowledge, been denied access by the Company to any information under the control of the Company that has been requested by NBF.

Prior Valuations

Senior Officers of the Company have represented to NBF that, to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of the Company or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

NBF has relied upon the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources, or provided to us orally by, or in the presence of, an officer or employee of the Company, or in writing by the Company, its subsidiaries or their respective directors, officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). We have assumed that the Information, was at the date the Information was provided to us and is (except to the extent superseded by more current Information) as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation and did not and does not omit to state any material fact or any fact necessary to be stated to make the Information not misleading. Our Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not been requested to nor, subject to the exercise of professional judgment, have we attempted to verify independently the completeness, accuracy or fair presentation of the Information.

Senior officers of the Company have represented to NBF in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries, associates or affiliates or their respective representatives, was, at the date the Information was provided to NBF, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any such statement was made; and (ii) since the dates on which the Information was provided to NBF, except as disclosed to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

With respect to any forecasts, projections, estimates and/or budgets provided by the Company or, in the case of forecasts, projections, estimates and/or budgets in respect of the Acquiror, reviewed by the Company, and used in its analyses, NBF notes that projecting future results of any company is inherently subject to uncertainty. NBF has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared or reviewed using the assumptions identified therein and that such assumptions in the opinion of the Company, are (or were at the time) reasonable in the circumstances. NBF has relied upon forecasts, projections, estimates and budgets provided by the Company, including the Financial Projections, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgments of Company management considering the Company’s business, plans, financial condition and prospects, and are not, in the reasonable belief of Company management, misleading in any material respect. In respect of the Acquiror, NBF has relied upon forecasts, projections, estimates, and budgets provided by the Acquiror and reviewed by the Company, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgements of the Acquiror and Company management considering the financial and other information and data, advice, opinions, representations and other material provided to the Company by the Acquiror with respect to the Acquiror’s business, plans, financial condition and prospects. NBF has assumed that there are no independent valuations or appraisals or material non-independent appraisals or valuations relating to the Company, the Acquiror, or any of their respective subsidiaries or any of their respective material assets or liabilities that have been prepared in the two years preceding the date hereof and which have not been provided to NBF.

NBF has assumed that, in all respects material to its analysis, the Arrangement Agreement executed by the parties will be in substantially the form and substance of the draft provided to us, the representations and warranties of the parties to the Arrangement Agreement contained therein are complete, true and correct in all material respects, such parties will each perform all of the respective covenants and agreements to be performed by them under the Arrangement Agreement, and all conditions to the obligations of such parties as specified in the Arrangement Agreement will be satisfied or waived. NBF has also assumed that all material approvals and consents required in connection with the consummation of the Arrangement will be obtained and that, in connection with any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that would have an adverse effect on the Company or the Acquiror.

This Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreement entered into or amended in connection with the Arrangement.

NBF did not meet with the auditors of the Company or the Acquiror and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of the Company and the Acquiror and any reports of the auditors thereon. NBF has assumed that all financial information provided to it was prepared on a basis consistent in all material respects with the accounting policies applied in the Company’s most recent audited consolidated financial statements and does not contain any untrue statement of material fact or omit to state any material fact. We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement and have relied upon, without independent verification, the assessment by the Company and the Acquiror and their legal and tax advisors with respect to such matters. We express no opinion as to the value at which the Acquiror Shares may trade following completion of the Arrangement.

This Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and the Acquiror as they are reflected in the Information and as they were represented to us in our discussions with the management and directors of the Company. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of NBF and any party involved in the Arrangement. NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. NBF believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety.

This Opinion is addressed to and is for the sole use and benefit of the Board of Directors and may not be referred to, summarized, circulated, publicized or reproduced or disclosed to or used or relied upon by any party without the express written consent of NBF, other than in the Circular in its entirety and a summary thereof (in a form acceptable to us, acting reasonably). This Opinion is not to be construed or used as a recommendation to Shareholders to vote in favour or against the Arrangement.

Conclusion

Based upon and subject to the foregoing, and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders .

Yours very truly,

/s/ NATIONAL BANK FINANCIAL INC.

NATIONAL BANK FINANCIAL INC.

Appendix G
Information Concerning New Gold

Notice to Reader

Capitalized terms used in this Appendix G but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in this Circular.

Unless otherwise indicated, all references to “$” or “US$” in this Appendix G refer to United States dollars and all references to “C$” in this Appendix G refer to Canadian dollars.

Overview

New Gold is a Canadian-focused intermediate gold mining company engaged in the exploration, development and operation of mineral properties. New Gold holds a 100% interest in each of the Rainy River Mine, a gold mine in Ontario, Canada, and New Afton Mine, a copper and gold mine in British Columbia, Canada. New Gold has been engaged in the acquisition, exploration and development of natural resource properties since 1980. New Gold’s current structure arose through two accretive business combinations in mid-2008 and mid-2009. New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner.

For further information regarding New Gold, the development of its business and its business activities, see the Annual Information Form available on New Gold’s SEDAR+ profile at www.sedarplus.ca, which is incorporated by reference in this Circular.

Corporate Structure

New Gold was incorporated on January 31, 1980 as “DRC Resources Corporation” under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the BCBCA. On May 4, 2005, the Shareholders passed a special resolution to remove the pre-existing company provisions and adopt new articles. On June 1, 2005, New Gold changed its name to “New Gold Inc.”. Effective January 1, 2012, New Gold amalgamated with its wholly-owned Subsidiaries, Silver Quest Resources Ltd., Geo Minerals Ltd. and Richfield Ventures Corp. Effective October 1, 2014, New Gold amalgamated with its wholly-owned Subsidiaries, Rainy River Resources Ltd. and 0608457 B.C. Ltd. On January 1, 2016, New Gold amalgamated with its wholly-owned subsidiaries, Peak Gold Ltd. and New Gold Bayfield Corp. Following each of the foregoing amalgamations, the amalgamated company continued as New Gold Inc.

The registered office of New Gold is located at 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, Canada, V6C 3L2 and its head office is located at 181 Bay Street, Suite 3320, Toronto, Ontario, Canada, M5J 2T3.

New Gold does not have any material subsidiaries. The New Gold Properties are held directly by New Gold Inc.

Recent Developments

On November 2, 2025, New Gold entered into the Arrangement Agreement with Coeur and the Purchaser, which provides for the acquisition by the Purchaser of all of the issued and outstanding New Gold Shares by way of the Arrangement. Under the terms of the Arrangement, Shareholders (other than Dissenting Shareholders) will receive 0.4959 of a Coeur Share for each New Gold Share held. It is anticipated that immediately following completion of the Arrangement, former Shareholders and current Coeur Stockholders will own approximately 38% and 62% of the Combined Company, respectively, and New Gold will become a wholly-owned Subsidiary of Coeur.

On September 9, 2025, New Gold announced it was recognized by the TSX as a top performer with the inclusion in the TSX30 for 2025. New Gold ranked 11th on the list of the top 30 performing stocks on the TSX, with a share price appreciation of 394% over the trailing three-year period (June 30, 2022 to June 30, 2025).

On September 8, 2025, New Gold provided an update on its ongoing exploration programs at the New Gold Properties. At the New Afton Mine, new underground drilling has confirmed the width and continuity of previously reported mineralization at K-Zone and discovered additional copper-gold porphyry mineralization emanating from the roots of the zone, which have more than doubled the known extent of the system. The K-Zone mineralized system now reaches approximately 600 metres in strike length and 900 metres in vertical extent, while exploration drill holes from surface have intersected new mineralization 550 metres to the east of the current footprint, demonstrating the potential for further growth. At the Rainy River Mine, surface drilling has extended the NW Trend mineralization and underground drilling has extended underground mining zones, which continues to remain open at depth. Infill drilling continues to progress the conversion of near-surface and underground Inferred Mineral Resources to Indicated, which is expected to have a positive impact on year-end mineral reserve and mineral resource estimates.

On August 18, 2025, New Gold announced the resignation of Christian Milau from the Board to pursue other opportunities.

On July 15, 2025, New Gold redeemed the remaining $111.2 million aggregate principal amount of the full amount of the $400.0 million outstanding senior unsecured notes due and payable on July 15, 2027. The redemption of such notes was funded with cash on hand.

Material Changes in the Affairs of New Gold

Except as disclosed in this Circular, the directors and officers of New Gold are not aware of any plans or proposals for material changes in the affairs of New Gold.

Description of New Gold Shares

New Gold is authorized to issue an unlimited number of New Gold Shares without par value, of which 791,726,904 New Gold Shares were issued and outstanding at the close of business on December 17, 2025. Holders of New Gold Shares are entitled to receive notice of any meetings of shareholders of New Gold, and to attend and to cast one vote per New Gold Share at all such meetings. Holders of New Gold Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the New Gold Shares entitled to vote in any election of directors may elect all directors standing for election.

Holders of New Gold Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and, on the liquidation, dissolution or winding up of New Gold, are entitled to receive on a pro rata basis the net assets of New Gold after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of New Gold Shares with respect to dividends or liquidation. The New Gold Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

New Gold also has New Gold Options and notes outstanding. See the notes to New Gold’s audited consolidated financial statements for the year ended December 31, 2024 for additional information regarding New Gold’s convertible securities.

Consolidated Capitalization

There have been no material changes in the share and loan capital of New Gold, on a consolidated basis, since September 30, 2025, the date of New Gold’s most recently filed financial statements. See Appendix J to this Circular for more information about New Gold’s consolidated capitalization, both before and after giving effect to the Arrangement.

Commitments to Acquire Securities of New Gold

Except as disclosed in this Circular, there are no agreements, commitments or understandings to acquire securities of New Gold by (a) New Gold; (b) any directors or officers of New Gold; or (c) to the knowledge of the directors and officers of New Gold, after reasonable enquiry, by any insider of New Gold (other than a director or officer) or any associate or affiliate of such insider or any associate or affiliate of New Gold or any person or company acting jointly or in concert with New Gold.

Previous Distributions

Other than as described in the tables below, there have been no distributions of New Gold Shares during the previous five years prior to the date of this Circular.

New Gold Shares Issued Pursuant to Offerings of Securities

Date	Type of Distribution	Number of New Gold Shares Issued	Price per New Gold Share (C$)	Aggregate Proceeds to New Gold (C$)
February 4, 2021	Private Placement	250,000	$2.39	$597,500
April 7, 2022	Private Placement	210,970	$2.18	$459,914.60
July 11, 2022	Private Placement	164,473	$1.33	$218,749.09
July 5, 2023	Private Placement	181,159	$1.46	$264,492.14
March 18, 2024	Private Placement	2,399,999	$2.30	$5,519,997.70
December 14, 2023	Private Placement(1)	689,656	$2.90	$2,000,002.40
December 14, 2023	Private Placement(1)	952,381	$2.10	$2,000,000.10
May 17, 2024	Public Offering	100,395,000	$2.35	$235,928,250.00
January 30, 2025	Private Placement	133,333	$4.15	$553,331.95

Notes:

(1)       Private placement of flow through New Gold Shares.

New Gold Shares Issued Upon Exercise of Options

Year(1)	Number of New Gold Shares Issued	Average Price per New Gold Share (C$)	Aggregate Proceeds to New Gold (C$)
2020-2021	203,414	$1.17 - $1.20	$477,460.64
2021-2022	755,172	$1.17 - $1.20	$1,776,101.69
2022-2023	2,358,654	$1.17 - $1.59	$4,350,232.89
2023-2024	977,863	$1.17 - $2.18	$2,807,772.31
2024-2025	232,694	$1.20 - $2.18	$1,262,789.84

New Gold Shares Issued Upon Settlement of New Gold PSUs

Year(1)	Number of New Gold Shares Issued	Average Price per New Gold Share (C$)	Aggregate Proceeds to New Gold (C$)
2020-2021	454,670	-	-
2021-2022	Nil	-	-
2022-2023	504,976	-	-
2023-2024	196,827	-	-
2024-2025	418,241	-	-

Dividend History

New Gold has never declared or paid cash dividends on the New Gold Shares. New Gold currently intends to retain future earnings, if any, for use in its business and does not, at this time, anticipate paying dividends on New Gold Shares. Any determination to pay any future dividends will remain at the discretion of the Board and will be made taking into account its financial condition and other factors deemed relevant by the Board. Further, pursuant to debt instruments of New Gold in place from time to time, New Gold may, in certain circumstances, be required to obtain consent from lenders prior to declaring dividends.

Price Range and Trading Volumes of New Gold Shares

New Gold is a reporting issuer in each of the provinces and territories of Canada. The New Gold Shares are listed on the TSX and NYSE American, in each case, under the symbol “NGD”. On October 31, 2025, the last trading day prior to the announcement of the Arrangement, the closing price of the New Gold Shares on the TSX and NYSE American was C$10.33 and $7.34, respectively.

The New Gold Shares are listed and posted for trading on the TSX and NYSE American, in each case, under the symbol “NGD”. The following table sets forth, for the periods indicated, the reported high, low and month-end closing trading prices and the aggregate volume of trading of the New Gold Shares on the TSX and NYSE American.

	TSX				NYSE American
	High (C$)	Low (C$)	Close (C$)	Volume	High ($)	Low ($)	Close ($)	Volume
2025
December (1-18)	12.12	10.28	11.47	24,483,202	8.81	7.44	8.35	13,768,275
November	11.70	9.31	11.42	52,914,343	8.37	6.60	8.35	22,916,905
October	10.59	8.46	10.33	60,449,262	7.60	6.01	7.34	21,312,947
September	10.05	7.99	9.97	61,632,548	7.20	5.79	7.18	37,778,221
August	8.13	5.83	8.10	29,189,326	5.92	4.23	5.90	11,942,076
July	6.89	5.52	5.80	33,508,119	5.15	4.03	4.19	13,461,157
June	6.95	6.11	6.77	40,946,556	5.05	4.46	4.95	20,687,727
May	6.14	5.14	6.10	46,890,951	4.46	3.68	4.45	14,931,681
April	5.49	4.12	5.49	51,051,557	3.98	2.90	3.98	20,598,718
March	5.39	3.77	5.32	40,168,244	3.77	2.60	3.71	18,071,113
February	4.49	3.80	3.93	38,066,400	3.14	2.64	2.72	13,700,815
January	4.54	3.62	4.39	26,023,651	3.13	2.51	3.02	7,475,853
2024
December	4.38	3.50	3.59	24,652,258	3.08	2.43	2.48	10,708,691

On December 18, 2025, the closing price of the New Gold Shares on the TSX was C$11.47 and the closing price of the New Gold Shares on NYSE American was $8.35.

Prior Purchases or Sales

The following table summarizes the issuances by New Gold of New Gold Shares, or securities convertible into New Gold Shares, within the 12 months preceding the date of this Circular:

Date	Type of Security	Price per Security (C$)	Number of Securities Issued / Awarded
January 30, 2025	New Gold Shares	$4.15	133,333
March 12, 2025	New Gold PSUs	$4.12	1,265,547
March 24, 2025	New Gold PSUs	$4.72	63,559

There have been no purchases by New Gold of New Gold Shares, or securities convertible into New Gold Shares, within the 12 months preceding the date of this Circular.

Legal Proceedings and Regulatory Actions

New Gold is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. As of the date hereof, except as disclosed below, there are no outstanding material proceedings to which New Gold is a party.

In March of 2020, New Gold received a statement of claim filed with the Ontario Superior Court of Justice by Shahin Elfving, Jack Morrison and Linda Morrison (the “Plaintiffs”). The Plaintiffs assert various contractual, misrepresentation, unjust enrichment and other claims relating to royalty interests on certain properties at the Rainy River Mine and seek various forms of relief, including an unspecified amount of damages and declaratory relief, including among others things, a declaration that: (a) the original option agreement lapsed or is invalid; (b) amendments to the option agreement are invalid; and (c) the Plaintiffs are entitled to a 10% net proceeds of production royalty. New Gold believes the claims are without merit and intends to vigorously defend against such claims.

Transfer Agent, Registrar and Auditor

New Gold’s transfer agent and registrar is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (a) 510 Burrard Street, Vancouver, British Columbia, V6C 2T5; and (b) 100 University Avenue, Toronto, Ontario, M5J 2Y1.

The auditor of New Gold is Deloitte LLP. Deloitte LLP is independent with respect to New Gold within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

Available Information

New Gold files reports and other information with the each of the securities regulators in the provinces and territories of Canada. These reports containing additional information with respect to New Gold’s business and operations are available to the public free of charge on New Gold’s issuer profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com. Except as specified under the heading “Documents Incorporated by Reference” below, information contained on New Gold’s website is not and is not deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon by Shareholders for the purpose of determining whether to approve the Arrangement Resolution.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from New Gold’s Corporate Secretary at its corporate office located at 181 Bay Street, Suite 3320, Toronto, Ontario, Canada M5J 2T3, (telephone (416) 324-6000) or at its registered office located at 1600 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2 (telephone (604) 696-4100) and are also available electronically at www.sedarplus.ca, on EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com.

The following documents of New Gold filed with the various securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Appendix G:

(a)	the Annual Information Form;

(b)	the audited consolidated financial statements of New Gold for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon;

(c)	the unaudited condensed interim consolidated financial statements of New Gold for the three and nine months ended September 30, 2025, together with notes thereto;

(d)	New Gold’s management’s discussion and analysis for the year ended December 31, 2024 (the “Annual MD&A”);

(e)	New Gold’s management’s discussion and analysis for the three and nine months ended September 30, 2025 (the “Interim MD&A”);

(f)	New Gold’s management information circular dated March 21, 2025;

(g)	New Gold’s material change report dated March 14, 2025, with respect to its offering of senior notes and offer to purchase outstanding senior notes;

(h)	New Gold’s material change report dated April 16, 2025, with respect to the entering into of a royalty repurchase and termination agreement; and

(i)	New Gold’s material change report dated November 12, 2025, with respect to the entering into of the Arrangement Agreement.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by New Gold with the securities commissions or similar authorities in each of the provinces and territories of Canada subsequent to the date of this Circular and before the Effective Date, are deemed to be incorporated by reference in this Circular and this Appendix G. Readers should refer to these documents for important information concerning New Gold.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix G to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Appendix G.

Information contained or otherwise accessed through New Gold’s website, www.newgold.com, or any website, other than those documents specifically incorporated by reference herein and filed on New Gold’s issuer profile on SEDAR+ www.sedarplus.ca or EDGAR profile at www.sec.gov, does not form part of this Circular.

Risk Factors

The business and operations of New Gold are subject to risks. In addition to considering the other information in this Circular under the headings “Statements Regarding Forward-Looking Information” and “Risk Factors”, readers should consider carefully the factors set forth in the Annual Information Form, the Annual MD&A and the Interim MD&A, each of which are incorporated by reference herein.

Appendix H
Information Concerning Coeur

Notice to Reader

The following information concerning Coeur should be read in conjunction with the documents incorporated by reference in this Appendix H. Capitalized terms used in this Appendix H but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in this Circular.

Unless otherwise indicated, all references to “$” or “US$” in this Appendix H refer to United States dollars and all references to “C$” in this Appendix H refer to Canadian dollars.

Forward-Looking Statements

Certain statements contained in this Appendix H, and in certain documents incorporated by reference in this Appendix H, constitute forward-looking statements or information within the meaning of applicable Canadian and U.S. Securities Laws. Such forward-looking statements relate to future events or Coeur’s future performance. See “Statements Regarding Forward-Looking Information” in this Circular.

Overview

Coeur is a Delaware corporation whose registered office and principal executive offices are located at 200 South Wacker Drive, Suite 2100, Chicago, Illinois 60606. Coeur’s telephone number is (312) 489-5800 and Coeur’s website address is www.coeur.com.

Founded in 1928, Coeur is a precious metals producer that operates certain gold and silver mines in the United States and Mexico, owns an exploration project in Canada, and is headquartered in Chicago, Illinois. Coeur’s strategy is to be a well-diversified and growing precious metals producer focused on generating sustainable, high-quality cash flow and returns from a balanced prospective asset base in mining-friendly jurisdictions. Coeur produces and sells precious metals from five wholly-owned operations: the Palmarejo gold-silver complex and the Las Chispas silver-gold mine in Mexico, the Rochester silver-gold mine in Nevada, the Kensington gold mine in Alaska and the Wharf gold mine in South Dakota. In addition, Coeur wholly owns the Silvertip polymetallic exploration project in British Columbia.

Coeur’s strategy is guided by its purpose statement, “We Pursue a Higher Standard”, and three key principles: “Protect our People, Places and Planet”; “Develop Quality Resources, Growth and Plans”; and “Deliver Impactful Results Through Teamwork”. Coeur conducts its business with a proactive focus on responsible practices to positively impact the health, safety and socioeconomic status of its people and the communities in which Coeur operates, as well as to be good stewards of the environment.

Coeur produces and sells precious metals from the following operating segments:

•	The Las Chispas silver-gold mine located in Sonora, Mexico, which Coeur acquired in February 2025. The Las Chispas operation commenced commercial production in November 2022.

•	The Palmarejo gold-silver complex, located in the State of Chihuahua in Northern Mexico, which has been in operation since 2009. The processing facility at the Palmarejo complex is fed by the Guadalupe, Independencia and La Nación underground mines. Exploration activities are also carried out at the Palmarejo property.

•	The Rochester open pit heap leach silver-gold mine, located in Nevada, United States, which has been in operation since 1986. The mine consists of the main Rochester deposit and the adjacent Nevada Packard deposit, Lincoln Hill and related exploration assets adjacent to the Rochester mine. Coeur recently completed a significant expansion project, consisting of a new leach pad, crushing facility, process plant and related infrastructure.

•	The Kensington underground gold mine and associated milling facilities, located in Alaska, United States. The Kensington mine began operations in 2010, consisting of the Kensington Main deposit, Elmira deposit, and other nearby deposits and exploration targets.

•	The Wharf open pit, heap leach gold mine located in South Dakota, United States, which was acquired by Coeur in 2015. The property consists of several areas of gold mineralization, which have been mined as a series of open pits.

•	In addition, Coeur operates the Silvertip polymetallic exploration project located in northern British Columbia, Canada. The Silvertip project suspended mining and processing activities in early 2020. While mining activities at Silvertip are suspended, Coeur is (a) investing in exploration to potentially further expand the resource and extend the mine life; and (b) planning for an eventual mill expansion to improve the asset’s cost structure and its ability to deliver sustainable cash flow.

The following map shows where Coeur’s mining operations and exploration project are located:

Description of Coeur’s Capital Stock

As of the date hereof, the authorized capital stock of Coeur consists of 900,000,000 Coeur Shares, $0.01 par value per Coeur Share, and 10,000,000 shares of preferred stock, $1.00 par value per share. At the Coeur Meeting, Coeur is proposing to amend Coeur’s certificate of incorporation to increase the number of authorized Coeur Shares from 900,000,000 Coeur Shares to 1,300,000,000 Coeur Shares, subject to and conditioned upon the receipt of the requisite approval by the Coeur Stockholders. Approval of the Coeur Charter Amendment requires the votes cast for the Coeur Charter Amendment to exceed the votes cast against the Coeur Charter Amendment. If the Coeur Stockholders approve the Coeur Charter Amendment and the Coeur Stock Issuance at the Coeur Meeting, Coeur will be authorized to issue up to 1,300,000,000 Coeur Shares (inclusive of any Coeur Shares already issued and outstanding). Approval of the Coeur Charter Amendment by the Coeur Stockholders is a condition to consummating the Arrangement.

The following summary of Coeur’s capital stock, certificate of incorporation and by-laws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable Law, and Coeur’s certificate of incorporation and Coeur’s by-laws, which are available on the SEC’s website at www.sec.gov.

Coeur Shares

As of the Coeur Record Date, 642,106,588 Coeur Shares were issued and outstanding.

Except as provided by Law, Coeur Stockholders are entitled to one vote for each Coeur Share held of record on all matters on which stockholders are generally entitled to vote. Holders may not cumulate their votes in elections of directors. Except as otherwise required by Law, Coeur Stockholders, as such, are not entitled to vote on any amendment to Coeur’s certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to Coeur’s certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to applicable Law and preferences that may be applicable to any outstanding series of preferred stock, dividends may be declared and paid to Coeur Stockholders out of funds legally available therefor at such times and in such amounts as the Coeur Board, in its discretion, shall determine. All outstanding Coeur Shares are fully paid and non-assessable. The Coeur Stockholders have no preferences, pre-emption, redemption, sinking fund or conversion rights. In the event of any liquidation, dissolution or winding-up of Coeur’s affairs, Coeur Stockholders will be entitled to share rateably in Coeur’s assets that are remaining after payment or provision for payment of all of Coeur’s debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

As of the Coeur Record Date, no shares of Coeur preferred stock were issued and outstanding.

Coeur’s certificate of incorporation authorizes the Coeur Board, subject to any limitations prescribed by Law, without further stockholder approval, to establish and to issue from time to time one or more series of preferred stock, par value $1.00 per share, covering up to an aggregate of 10,000,000 shares of preferred stock. Each series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the Coeur Board, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, sinking fund rights, pre-emptive rights and redemption rights. Except as provided by Law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of Coeur Stockholders.

Consolidated Capitalization

There have been no material changes in Coeur’s consolidated capitalization since September 30, 2025, being the date of Coeur’s most recent Quarterly Report on Form 10-Q available on the SEC’s website at www.sec.gov, except as set forth in this Circular. See Appendix J for more information about Coeur’s consolidated capitalization both before and after giving effect to the Arrangement.

Anti-Takeover Effects of Provisions of Coeur’s Certificate of Incorporation, Coeur’s By-Laws and Delaware Law

Certain provisions of Delaware Law, Coeur’s certificate of incorporation and Coeur’s by-laws, described below, contain provisions that could make the following transactions more difficult: acquisitions of Coeur by means of a tender offer, a proxy contest or otherwise; or removal of Coeur’s incumbent officers and directors. These provisions may also have the effect of preventing changes in Coeur’s management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Coeur’s best interests, including transactions that might result in a premium over the market price for Coeur Shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Coeur to first negotiate with the Coeur Board. Coeur believes that the benefits of increased protection of Coeur’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Coeur outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Certain Voting Requirements in Coeur’s Certificate of Incorporation and Coeur’s By-laws

Coeur is subject to the provisions of section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

(a)	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

(b)	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

(c)	on or after such time as the business combination is approved by the board of directors, it is authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include the following:

(a)	any merger or consolidation involving the corporation and the interested stockholder;

(b)	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

(c)	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

(d)	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

(e)	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may “opt out” of section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. Coeur did not “opt out” of the provisions of section 203. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire Coeur.

For additional information, including a comparison of rights between the DGCL and the BCBCA, please refer to Appendix L to this Circular.

Coeur’s Certificate of Incorporation and Coeur’s By-laws

Among other things, Coeur’s certificate of incorporation and Coeur’s by-laws:

(a)	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Coeur’s Stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Coeur’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Coeur’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, subject to certain exceptions. Coeur’s by-laws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

(b)	provide the Coeur Board with the ability to issue preferred stock in one or more series and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of such preferred stock. This ability makes it possible for the Coeur Board to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Coeur. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Coeur;

(c)	provide that the authorized number of directors may be changed only by resolution adopted by the affirmative vote of a majority of the directors then in office, subject to the rights of the holders of any one or more series of preferred stock to elect directors under specified circumstances;

(d)	provide that all vacancies, including newly created directorships, may, except as otherwise required by Law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, subject to the rights of the holders of any one or more series of preferred stock then outstanding;

(e)	provide that special meetings of Coeur Stockholders may only be called by the Coeur Board, the Chairman of the Coeur Board, or the corporate secretary of Coeur upon proper written request given by one or more stockholders of record holding at least 20% of the voting power of all outstanding Coeur Shares entitled to vote on the matter or matters to be brought before the proposed special meeting; and

(f)	provide that any provision of Coeur’s by-laws can be amended or repealed at any regular or special meeting of stockholders or by the Coeur Board.

Limitations on Liability and Indemnification of Officers and Directors

Coeur’s certificate of incorporation limits the liability of Coeur’s directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware Law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

(a)	for any breach of their duty of loyalty to Coeur or Coeur Stockholders;

(b)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of Law;

(c)	for unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

(d)	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Coeur’s certificate of incorporation and Coeur’s by-laws also provide that Coeur will indemnify Coeur’s directors and officers to the fullest extent permitted by the DGCL. Coeur’s by-laws provide that Coeur shall advance expenses incurred by any director or officer in connection with any proceeding as to which they could be indemnified to the fullest extent authorized by the DGCL. In addition, Coeur has entered into indemnification agreements with Coeur’s current directors and executive officers. The indemnification agreements require Coeur, among other things, to (a) indemnify these individuals to the fullest extent permitted by Coeur’s certificate of incorporation and Coeur’s by-laws, the DGCL and any other applicable Law against liabilities that may arise by reason of their service to Coeur; and (b) advance expenses, to the fullest extent permitted by Coeur’s certificate of incorporation, Coeur’s by-laws, the DGCL and any other applicable Law, incurred in connection with any proceeding not initiated by the indemnitee as to which they could be indemnified. Coeur believes that the limitation of liability provisions in Coeur’s certificate of incorporation, Coeur’s by-laws and the indemnification agreements will facilitate Coeur’s ability to continue to attract and retain qualified individuals to serve as future directors and executive officers.

Prior Purchases or Sales

The following tables set forth the details regarding all issuances of Coeur Shares, including issuances of all securities convertible or exercisable into, or, at the option of the holder, redeemable upon settlement for, Coeur Shares for the 12-month period prior to the date of the Circular.

Date Issued	Type of Security	Number of Securities		Price per Security ($)(1)
February 14, 2025(2)	Coeur Shares	239,331,799		6.61
February 14, 2025(3)	Coeur Shares	3,488,137		6.61
February 24, 2025(4)	Coeur Shares	133,162		5.34
February 25, 2025(5)	Coeur Shares	335,858		5.09
March 12, 2025(6)	Performance Share Units	32,520		9.94
March 12, 2025(7)	Restricted Share Units	47,558	(9)	5.71
March 26, 2025(8)	Coeur Shares	595,267		6.14
May 14, 2025(6)	Performance Share Units	1,074,680		10.18
May 14, 2025(7)	Restricted Share Units	1,012,083	(9)	7.39
May 16, 2025(5)	Coeur Shares	15,640		7.46
July 19, 2025(5)	Coeur Shares	13,081		9.08
July 31, 2025(6)	Performance Share Units	6,355		10.18
July 31, 2025(7)	Restricted Share Units	23,723	(9)	8.69
October 2, 2025(7)	Restricted Share Units	7,588	(9)	18.80

Notes:

(1)	The price per security represented is: (i) in the case of all securities other than performance share units, based on Coeur’s closing price on the NYSE as of the applicable issue date; and (ii) in the case of performance share units, accounted for at the estimated grant date fair value.
(2)	Issued in connection with the acquisition of SilverCrest.
(3)	Options issued in connection with the acquisition of SilverCrest.
(4)	Issued in connection with ordinary course director compensation.
(5)	Issued in connection with vesting and release of performance share units.
(6)	Performance share units granted.
(7)	Issued in connection with ordinary course employee grants.
(8)	Issued as partial consideration in respect of a dispute settlement.
(9)	Amount is net of estimated forfeiture rate of 9.62% and estimated tax withholdings of 35%.

Dividend History

Coeur has not historically paid dividends in recent years. The DGCL, Coeur’s certificate of incorporation, Coeur’s bank credit facility and note indenture contain certain restrictions on Coeur’s ability to declare or pay dividends for Coeur Stockholders. Future dividends (if any) of Coeur would depend on its earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that the Coeur Board deems relevant. The Coeur Board will retain the power to amend Coeur’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future.

Price Range and Trading Volumes of Coeur Shares

The Coeur Shares are listed on the NYSE under the symbol “CDE”. The following table sets out the high and low trading prices and average daily trading volumes for Coeur Shares on the NYSE on a monthly basis for the period from December 1, 2024 to December 18, 2025:

	High ($)	Low ($)	Close ($)	Volume
2025
December (1-18)	18.10	15.24	17.12	48,364,601
November	17.29	13.55	17.27	68,412,128
October	23.61	16.36	17.17	64,731,285
September	19.17	12.93	18.76	97,379,489
August	13.18	8.57	13.15	56,339,079
July	9.96	8.61	8.69	44,847,390
June	9.69	8.27	8.86	68,997,370
May	8.45	5.22	8.08	78,657,583
April	6.50	4.59	5.55	73,801,245
March	6.83	4.90	5.92	96,795,151
February	7.50	4.86	5.15	106,660,482
January	6.94	5.84	6.60	33,634,747
2024
December	7.44	5.53	5.72	33,275,819

On December 18, 2025, the closing price of the Coeur Shares on the NYSE was $17.12.

Transfer Agent and Registrar

The transfer agent and registrar for the Coeur Shares is Computershare Trust Company, N.A.

Documents Incorporated by Reference

Coeur files annual, quarterly, and current reports, proxy statements, and other information with the SEC on EDGAR and on SEDAR+. Annual and quarterly reports, proxy and information statements, and other information about Coeur filed with the SEC and on SEDAR+ can be accessed at www.sec.gov and www.sedarplus.ca, respectively. Copies of documents filed with the SEC or on SEDAR+ by Coeur will be available free of charge from Coeur’s website at www.coeur.com under the “Investors” tab or by contacting Coeur’s Investor Relations Department at (312) 489-5800 or investors@coeur.com. Unless otherwise provided below, the information provided in Coeur’s public filings (or available on Coeur’s website) is not part of this Circular and is not incorporated by reference.

Documents filed by Coeur with the SEC are permitted to be incorporated by reference in this Circular in accordance with applicable Securities Laws.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular is deemed to be part of this Circular. This Circular also incorporates by reference any future filings made with the SEC by Coeur pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the Effective Date. Information in such future filings updates and supplements the information provided in this Circular. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document that Coeur previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular. These documents are considered to be a part of this Circular, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Statements contained in this Circular regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC.

This Circular incorporates by reference the documents set forth below previously filed with the SEC and filed by Coeur on its issuer profile on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.ca, including all exhibits thereto:

•	the Coeur Annual Report;

•	the information contained in Coeur’s definitive proxy statement on Schedule 14A filed with the SEC on April 18, 2025 (the “Coeur Proxy Statement”), and incorporated into Part IV of the Coeur Annual Report;

•	Coeur’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2025, June 30, 2025 and March 31, 2025 filed with the SEC on October 29, 2025, August 6, 2025 and May 7, 2025, respectively; and

•	Coeur’s Current Reports on Form 8-K filed with the SEC on November 3, 2025, October 29, 2025, September 15, 2025, August 6, 2025, May 27, 2025, May 14, 2025, May 7, 2025, March 28, 2025, March 26, 2025, February 19, 2025, February 14, 2025, February 7, 2025 and January 31, 2025 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the U.S. Exchange Act).

Risk Factors

An investment in the securities of Coeur and the completion of the Arrangement are subject to certain risks. In addition to considering the other information in this Circular, including the risk factors relating to the Arrangement set forth under “Risk Factors” in this Circular, readers should carefully consider the risk factors described under the heading “Risk Factors” in the Coeur Annual Report which is incorporated by reference in this Circular, which risk factors may be supplemented and/or updated by the risk factors described under the heading “Risk Factors” under Coeur’s Quarterly Reports on Form 10-Q which are incorporated by reference in this Circular. If any of the identified risks were to materialize, Coeur’s business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Circular and the documents incorporated by reference herein are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Coeur that may present additional risks in the future.

Interests of Experts

The consolidated financial statements of Coeur as of December 31, 2024 and for the year then ended, incorporated by reference in this Circular, have been audited by Grant Thornton LLP, independent registered public accountants, as stated in its report appearing in the Coeur Annual Report.

The SilverCrest Financial Statements, filed as Exhibit 99.2 to the Current Report on Form 8-K/A of Coeur dated March 25, 2025 and incorporated by reference in this Circular, have been audited by PricewaterhouseCoopers LLP, as set forth in their report thereon. PricewaterhouseCoopers LLP has advised that it was independent with respect to Coeur within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the American Institute of Certified Public Accounts (AICPA) Code of Professional Conduct until March 25, 2025, the date of the audit report.

Information relating to Coeur’s mineral properties in this Circular and the documents incorporated by reference herein have been derived from the following technical report summaries prepared for Coeur:

•	The S-K 1300 Technical Report Summary, effective December 31, 2024, with respect to the Las Chispas Operation complex, prepared by Ausenco Engineering Canada ULC, Christopher Pascoe, RM SME, Joseph Wallick, P. Eng, and P&E Mining Consultants, Inc.;

•	The Palmarejo Operations, Mexico, Technical Report Summary, effective December 31, 2021, prepared by Christopher Pascoe, RM SME, Miller O’Prey, P. Geo., Peter Haarala, RM SME, and Joseph Ruffini, RM SME;

•	The Rochester Operations, Nevada, Technical Report Summary, effective December 31, 2021, prepared by Christopher Pascoe, RM SME, Brandon MacDougall, P.E., Matthew Bradford, RM SME, and Matthew Hoffer, P.G;

•	The Kensington Gold Operations, Alaska, Technical Report Summary, effective December 31, 2021, prepared by Christopher Pascoe, RM SME, Rae Keim, P. Geo, and Peter Haarala, RM SME; and

•	The Wharf Operations, South Dakota, Technical Report Summary, effective December 31, 2021, prepared by Christopher Pascoe, RM SME, Tony Auld, RM SME, Lindsay Chasten, RM SME, Kenan Sarratt, RM SME, and John Key, RM SME.

Each of the aforementioned persons (other than PricewaterhouseCoopers LLP and Grant Thornton LLP) is a “qualified person” under Regulation S-K 1300 of the U.S. Exchange Act. Other than Ausenco Engineering Canada ULC and P&E Mining Consultants, Inc., Matthew Hoffer, Brandon MacDougall, Lindsay Chasten and Miller O’Prey (who is engaged as a consultant) each is an employee of Coeur. To Coeur’s knowledge, the qualified persons specified above who participated in the preparation of such reports each beneficially own, directly or indirectly, less than 1% of any of Coeur’s securities as of the date hereof.

Appendix I
Information Concerning the Combined Company

Notice to Reader

The following information about Coeur following completion of the Arrangement should be read in conjunction with the documents incorporated by reference in this Circular and the information concerning Coeur and New Gold, as applicable, appearing elsewhere in this Circular. See Appendix G and Appendix H. For further information regarding Coeur or New Gold, please refer to the filings under their respective issuer profiles on EDGAR at www.sec.gov or SEDAR+ at www.sedarplus.ca, as applicable.

Forward-Looking Statements

Certain statements contained in this Appendix I, and in certain documents incorporated by reference in this Appendix I, constitute forward-looking statements or information within the meaning of applicable Canadian and U.S. Securities Laws. Such forward-looking statements relate to future events or Coeur’s and New Gold’s future performance. See “Statements Regarding Forward-Looking Information” in this Circular.

General

The Arrangement will result in a strategic business combination of Coeur and New Gold, pursuant to which the Purchaser, a wholly-owned subsidiary of Coeur, will acquire all of the issued and outstanding New Gold Shares in exchange for the issuance of Coeur Shares. In connection with the Arrangement, Shareholders (other than Dissenting Shareholders) will receive consideration of 0.4959 Coeur Shares for each New Gold Share they hold immediately prior to the Effective Time. Upon completion of the Arrangement, existing Coeur Stockholders and former Shareholders are expected to own approximately 38% and 62% of the outstanding common stock of the Combined Company, respectively, in each case, based on the number of Coeur Shares and New Gold Shares issued and outstanding as of October 31, 2025, the last trading day prior to the announcement of the Arrangement.

Following completion of the Arrangement, Coeur will continue to be the publicly traded parent company of the combined business. New Gold will, through the Purchaser, be an indirect wholly-owned subsidiary of Coeur. The Combined Company will remain a corporation governed by the laws of the State of Delaware. Coeur’s head office will continue to be located at 200 South Wacker Drive, Suite 2100, Chicago, IL 60606.

In connection with the Arrangement, Coeur intends to submit an application to list its Coeur Shares on the TSX. The Coeur Shares are currently listed on the NYSE as of the date of this Circular. However, it is a condition to the completion of the Arrangement that the Coeur Shares to be issued pursuant to the Arrangement be approved for listing on the NYSE, subject to official notice of issuance, and the TSX, subject only to customary listing conditions. Upon listing of the Coeur Shares on the TSX, Coeur will be required to comply with the TSX’s ongoing listing requirements, including those set out in the TSX Company Manual. Coeur will continue to be a reporting issuer in each of the provinces and territories of Canada. Subject to certain exceptions, Coeur will continue to be generally exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Coeur to file reports with respect to trades of Coeur securities, provided that Coeur complies with the requirements of applicable U.S. securities laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters, and Coeur files with the relevant Canadian Securities Authorities copies of its documents filed with the SEC under the U.S. Exchange Act.

Combined Company Capital Structure

At the special meeting of Coeur Stockholders, Coeur is proposing to amend Coeur’s certificate of incorporation to increase the number of authorized Coeur Shares from 900,000,000 Coeur Shares to 1,300,000,000 Coeur Shares, subject to and conditioned upon the receipt of the requisite approval by the Coeur Stockholders. Coeur is also authorized to issue up to 10,000,000 shares of preferred stock. Approval of the Coeur Charter Amendment requires the votes cast for the Coeur Charter Amendment to exceed the votes cast against the Coeur Charter Amendment. If the Coeur Stockholders approve the Coeur Charter Amendment and the Coeur Stock Issuance at the Coeur Stockholders’ meeting, the Combined Company will be authorized to issue up to (a) 1,300,000,000 Coeur Shares (inclusive of any Coeur Shares already issued and outstanding); and (b) 10,000,000 shares of preferred stock. The number of issued and outstanding capital stock of the Combined Company will increase following the completion of the Arrangement as a result of the issuance of approximately 392,617,372 Coeur Shares pursuant to the Arrangement (based on the issued and outstanding New Gold Shares as of the Record Date). Following completion of the Arrangement, it is estimated that there will be approximately 1,034,723,960 Coeur Shares issued and outstanding (based on the issued and outstanding Coeur Shares as of the Coeur Record Date, and assuming that 392,617,372 Coeur Shares will be issued in the Arrangement).

Except as provided by Law, Coeur Stockholders are entitled to one vote for each Coeur Share held of record on all matters on which Coeur Stockholders are generally entitled to vote. Holders may not cumulate their votes in elections of directors. Subject to applicable Law, covenants set forth in Coeur’s agreements governing its outstanding indebtedness and outstanding senior notes, and preferences that may be applicable to any outstanding series of preferred stock, dividends may be declared and paid to Coeur Stockholders out of funds legally available therefor at such times and in such amounts as the board of directors of Coeur, in its discretion, shall determine. In the event of any liquidation, dissolution or winding-up of Coeur’s affairs, Coeur Stockholders will be entitled to share rateably in Coeur’s assets that are remaining after payment or provision for payment of all of Coeur's debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any. There are no pre-emption, redemption, sinking fund or conversion rights applicable to the Coeur Shares.

Coeur Shares are shares of common stock, par value $0.01 per share, in the capital of Coeur. Share certificates are evidence of legal title to Coeur Shares and should be kept in safe custody; loss, defacement or destruction will necessitate a process of issuing a replacement certificate which may entail cost, time and appropriate indemnification and/or insurance. As of the date of this Circular, the Coeur Shares are listed and traded in U.S. dollars on the NYSE. The Canadian dollar value of Coeur Shares will depend on the prevailing C$:US$ exchange rate from time to time. In connection with the Arrangement, Coeur intends to list the Coeur Shares on the TSX, as it is a condition of the Arrangement that the Coeur Shares to be issued in connection with the Arrangement be approved for listing on the NYSE, subject to official notice of issuance, and the TSX, subject only to customary listing conditions. Accordingly, following the Arrangement, investors who wish to trade Coeur Shares on the open market may do so on the NYSE or the TSX. Such trades must be undertaken through a broker entitled to trade on the NYSE or the TSX, as applicable.

Description of the Business

The Combined Company will be a well-diversified precious metals mining company, with wholly-owned operations in the United States, Canada and Mexico. The Combined Company will focus on generating sustainable, high-quality cash flow and returns from a balanced, prospective asset base in mining-friendly jurisdictions, along with its commitment to exploration and expansions. Set out below is a list of the Combined Company’s material mineral projects, all of which will be 100% owned, directly or indirectly, by Coeur upon completion of the Arrangement, unless otherwise indicated.

Coeur mineral projects:

•	The Las Chispas silver-gold mine, located in Sonora, Mexico, which Coeur acquired in February 2025. The Las Chispas operation commenced commercial production in November 2022.

•	The Palmarejo gold-silver complex, located in the State of Chihuahua in Northern Mexico, which has been in operation since 2009. The processing facility at the Palmarejo complex is fed by the Guadalupe, Independencia and La Nación underground mines. Exploration activities are also carried out at the Palmarejo property.

•	The Rochester open pit heap leach silver-gold mine, located in Nevada, United States, which has been in operation since 1986. The mine consists of the main Rochester deposit and the adjacent Nevada Packard deposit, southwest of the Rochester mine, and the Lincoln Hill, Gold Ridge and related exploration assets adjacent to the Rochester mine. Coeur recently completed the construction of a significant expansion project, consisting of a new leach pad, crushing facility, process plant and related infrastructure.

•	The Kensington underground gold mine and associated milling facilities, located in Alaska, United States. The Kensington mine began operations in 2010, consisting of the Kensington Main deposit, Elmira deposit and other nearby deposits and exploration targets.

•	The Wharf gold mine is an open pit, heap leach gold operation located in South Dakota, United States, which was acquired by Coeur in 2015. The property consists of several areas of gold mineralization, which have been mined as a series of open pits.

•	The Silvertip polymetallic exploration project, located in northern British Columbia, Canada. The Silvertip project suspended mining and processing activities in early 2020. While mining activities at Silvertip are suspended, Coeur is (a) investing in exploration to potentially further expand the resource and extend the mine life; and (b) planning for an eventual mill expansion to improve the asset’s cost structure and its ability to deliver sustainable cash flow.

New Gold mineral projects:

•	The Rainy River Mine is a gold mine located approximately 65 kilometres northwest of Fort Frances, Ontario. Construction began in March 2015 and reached commercial production in October 2017. The operation currently consists of an active open-pit mine, underground mine, processing facility and associated infrastructure.

•	The New Afton Mine is an underground, copper-gold mine located near Kamloops, British Columbia. Construction and development of the New Afton Mine began in 2007 and reached commercial production in July 2012. New Afton is currently focused on expanding its life and production through the development of the C-Zone and East Extension. The operation occupies the site of the historic Afton open pit mine, which operated from 1977 until 1997, and includes an inactive, dewatered open pit and other historic facilities.

Consolidated Capitalization

There have been no material changes in Coeur’s consolidated capitalization since September 30, 2025, being the date of Coeur’s most recent Quarterly Report on Form 10-Q, except as set forth in this Circular. See Appendix J to this Circular for more information about Coeur’s consolidated capitalization both before and after giving effect to the Arrangement.

Dividends

Each of New Gold and Coeur has not historically paid dividends in recent years. The DGCL, Coeur’s certificate of incorporation, Coeur’s bank credit facility and note indenture contain certain restrictions on the Combined Company’s ability to declare or pay dividends for Coeur Stockholders following the Arrangement.

Future dividends (if any) of the Combined Company will depend on its earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that the board of directors of the Combined Company deems relevant. The Coeur Board will retain the power to amend Coeur’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future.

Unaudited Pro Forma Consolidated Financial Statements

For selected unaudited pro forma consolidated financial statements of Coeur giving effect to the Arrangement, see Appendix J to this Circular.

Directors and Executive Officers of the Combined Company

Board of Directors

Coeur has agreed with New Gold that it will take all actions necessary to ensure that, at the Effective Time, Patrick Godin and an additional member of New Gold’s Board shall be appointed to the Coeur Board and, at the next annual general meeting of Coeur held to consider the election of directors that occurs following the Effective Date, Patrick Godin and an additional member of New Gold’s Board shall be nominated by Coeur for election as directors of Coeur, provided that (a) such nominees meet any applicable qualification requirements to serve as directors under applicable Laws; and (b) such nominees have each delivered to Coeur a consent to act as a director of Coeur. Following completion of the Arrangement, it is expected that the Combined Company’s board of directors will consist of 11 directors, comprised of: Mitchell J. Krebs, J. Kenneth Thompson, Linda L. Adamany, Paramita Das, Pierre Beaudoin, N. Eric Fier, Jeane L. Hull, Eduardo Luna and Robert E. Mellor from Coeur, and Patrick Godin and one additional member of New Gold’s Board.

Information about the New Gold Director Nominees is provided in the Annual Information Form, which is incorporated by reference in this Circular. Information about the members of the Combined Company’s board of directors who are currently directors of Coeur is contained in the Coeur Proxy Statement, which is incorporated by reference in this Circular. The members of the board of directors of the Combined Company will hold office until the first annual meeting of Coeur Stockholders after the Effective Time, or until their respective successors have been duly elected or appointed.

Executive Officers

Following completion of the Arrangement, Coeur anticipates the current members of its management team shall continue to serve as officers of the Combined Company: Mitchell J. Krebs, Chairman, President & Chief Executive Officer, Thomas S. Whelan, Senior Vice President & Chief Financial Officer, Michael Routledge, Senior Vice President & Chief Operating Officer, Casey M. Nault, Senior Vice President, General Counsel & Chief ESG Officer, Emilie C. Schouten, Senior Vice President & Chief Human Resources Officer, and Aoife McGrath, Senior Vice President, Exploration.

Indebtedness of Directors, Officers and Other Management

As of the date hereof, none of the proposed directors, officers or other members of management or promoters of the Combined Company, nor any of their associates or affiliates is indebted to New Gold or Coeur, nor has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by New Gold or Coeur.

Principal Holders of Coeur Shares Upon Completion of the Arrangement

After giving effect to the Arrangement and based on certain assumptions, to the knowledge of the directors and executive officers of Coeur and New Gold, as of the date hereof, it is not anticipated that any person will own of record or beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to the Coeur Shares.

Auditors, Transfer Agent and Registrar

Auditors

Following the Arrangement, the auditors of Coeur will continue to be Grant Thornton LLP, located in Chicago, Illinois. Grant Thornton LLP is the current auditor of Coeur.

Registrar and Transfer Agent

Computershare Trust Company, N.A. will continue to be the registrar and transfer agent for the Coeur Shares following the Arrangement.

Material Contracts

Other than as disclosed in this Circular or in the documents incorporated by reference herein with respect to Coeur and New Gold, there are no contracts to which the combined business will be a party following completion of the Arrangement that can reasonably be regarded as material to a proposed investor, other than contracts entered into by Coeur and New Gold in the ordinary course of business. For a description of the material contracts of New Gold, please refer to the Annual Information Form, which is incorporated by reference in this Circular. For a description of the material contracts of Coeur, please refer to the following documents, each of which is incorporated by reference in this Circular:

•	the Coeur Annual Report;

•	the Coeur Proxy Statement;

•	Coeur’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2025, June 30, 2025 and March 31, 2025 filed with the SEC on October 29, 2025, August 6, 2025 and May 7, 2025, respectively; and

•	Coeur’s Current Reports on Form 8-K filed with the SEC on November 3, 2025, October 29, 2025, September 15, 2025, August 6, 2025, May 27, 2025, May 14, 2025, May 7, 2025, March 28, 2025, March 26, 2025, February 19, 2025, February 14, 2025, February 7, 2025 and January 31, 2025 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the U.S. Exchange Act).

See Appendix G and Appendix H to this Circular for more information.

Risk Factors

The business and operations of the Combined Company following completion of the Arrangement will continue to be subject to the risks currently faced by Coeur and New Gold, as well as certain risks unique to the Combined Company following completion of the Arrangement. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Coeur and New Gold, may also adversely affect Coeur or New Gold prior to the Arrangement or the Combined Company following completion of the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein, and documents filed by Coeur and New Gold pursuant to applicable Laws from time to time.

See the information under the heading “Risk Factors” in this Circular as well as Appendix G and Appendix H to this Circular for more information.

Appendix J
Unaudited Pro Forma Financial Information

Summary of Significant IFRS to U.S. GAAP Differences and Accounting Policy Alignment

Except as otherwise indicated in this Circular, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to New Gold and Coeur have been prepared and presented in United States dollars in accordance with IFRS (in the case of New Gold) or U.S. GAAP (in the case of Coeur). Certain differences exist between IFRS and U.S. GAAP, which might be material to the financial information included in this Circular.

The principal differences between IFRS and U.S. GAAP which might be material in the preparation of New Gold’s consolidated financial statements are described below. The following summary does not include all differences that exist between IFRS and U.S. GAAP and is not intended to provide a comprehensive listing of all such differences specifically related to Coeur, New Gold or the industry in which Coeur and New Gold operate.

The differences described below reflect only those differences in accounting principles and policies in force at the time of the preparation of the historical financial information of New Gold included in this Circular. There has been no attempt to identify future differences between IFRS and U.S. GAAP as the result of prescribed changes in accounting standards, transactions or events that may occur in the future.

Reclamation and remediation liabilities

Under IFRS, reclamation and remediation liabilities are generally measured as the best estimate of the expenditure to settle the obligation utilizing a present value technique to estimate the liability, adjusted for inflation, associated with reclamation as a liability, at a risk-free rate, when the liability is incurred. Subsequently, period-to-period revisions for changes in the estimate of expected undiscounted cash flows or discount rate are re-measured for the entire obligation by using an updated discount rate that reflects current market conditions as of the balance sheet date.

Under U.S. GAAP, the initial recognition of the reclamation and remediation liability is recognized at fair value, generally utilizing a present value technique to estimate the liability discounted at a credit-adjusted risk-free interest rate, and further adjusted for inflation and market risk premium. Subsequently, period-to-period revisions to either the timing or amount of the original estimate of undiscounted cash flows are treated as separate layers of the obligation.

Gold stream obligation

Under IFRS, the Gold Stream Obligation is recorded as a financial liability measured at Fair Value Through Profit or Loss (“FVTPL”), whereas under U.S. GAAP, it is accounted for as deferred revenue that is amortized over the delivery schedule and is not subsequently remeasured at FVTPL.

Capitalized Stripping Costs

Under IFRS, certain stripping costs incurred during the production phase are capitalized as part of mineral property assets when they provide improved access to ore reserves. These costs are subsequently amortized over the expected useful life of the improved access.

In contrast, under U.S. GAAP, stripping costs incurred during the production phase are generally expensed as incurred and included in cost of sales. U.S. GAAP does not permit capitalization of such costs unless they meet specific development criteria.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (“Unaudited Pro Forma Financial Information”) has been prepared based on the historical audited and unaudited consolidated financial statements of Coeur and New Gold, as indicated below, and is intended to provide information about how the Arrangement might have affected Coeur’s historical financial statements.

The unaudited pro forma condensed combined statements of operations (“Unaudited Pro Forma Statement of Operations”) for the year ended December 31, 2024 and the nine months ended September 30, 2025, combine the historical audited and unaudited consolidated statements of operations of Coeur for the corresponding periods, with the respective historical audited and unaudited consolidated income statements of New Gold, as if the Arrangement had occurred on January 1, 2024. The unaudited pro forma condensed combined balance sheet (“Unaudited Pro Forma Balance Sheet”) as of September 30, 2025, combines the historical unaudited consolidated balance sheet of Coeur and the historical audited consolidated statement of financial position of New Gold each as of September 30, 2025, as if the Arrangement had occurred on September 30, 2025.

The Unaudited Pro Forma Financial Information has been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma financial information;

•	the historical audited consolidated financial statements of Coeur for the year ended December 31, 2024, included in Coeur’s annual report on Form 10-K, filed with the SEC on February 19, 2025 (amended on May 6, 2025);

•	the unaudited pro forma condensed combined statements of operations of Coeur and SilverCrest as of and for the year ended December 31, 2024, included in Coeur’s Form 8-K/A, filed with the SEC on March 26, 2025;

•	the historical unaudited condensed consolidated financial statements of Coeur for the nine months ended September 30, 2025, included in Coeur’s quarterly report on Form 10-Q, filed with the SEC on October 29, 2025;

•	the historical audited consolidated financial statements of New Gold for the year ended December 31, 2024, included in New Gold’s annual report on Form 40-F, filed with the SEC on February 24, 2025;

•	the historical unaudited condensed interim consolidated financial statements of New Gold for the nine months ended September 30, 2025, included in New Gold’s interim report on Form 6-K, filed with the SEC on October 28, 2025; and

•	other information relating to Coeur and New Gold contained in or incorporated by reference into this document. See the section of the Circular entitled “Additional Information” and Appendix G and Appendix H.

The unaudited pro forma financial information is presented using the acquisition method of accounting, with Coeur as the acquirer of New Gold. Coeur prepares its financial statements in accordance with U.S. GAAP and New Gold prepares its financial statements in accordance with IFRS. In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 805, Business Combinations, Coeur will be treated as the acquirer for accounting purposes and will account for the Arrangement as an acquisition of a business, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill, if any. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed of New Gold based on their respective fair market values with any excess purchase price allocated to goodwill.

The unaudited pro forma financial information is presented for informational purposes only. The information has been prepared in accordance with Article 11 of Regulation S-X of the SEC as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the unaudited pro forma financial information. The information has been adjusted to include estimated Arrangement accounting adjustments, which reflect the application of the accounting required by U.S. GAAP.

The information is not necessarily indicative of the financial position and results of operations that actually would have been achieved had the Arrangement occurred as of the dates indicated herein, nor do they purport to project the future financial position and operating results of the combined company. The unaudited pro forma financial information also does not reflect the costs of any integration activities or cost savings or synergies expected to be achieved as a result of the Arrangement, and, accordingly, do not attempt to predict or suggest future results.

Coeur Mining, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2025

In thousands, except share data	Historical Coeur	Reclassified Historical New Gold (Note 3)	IFRS to U.S. GAAP and Accounting Policy Adjustments (Note 4)	(Note)	Arrangement Accounting Adjustments (Note 5)	(Note)	Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$266,342	$123,300	$—		$—		$389,642
Receivables	67,715	31,300	—		—		99,015
Inventory	156,666	138,300	—		106,604	5(b)	401,570
Ore on leach pads	143,126	—	—		—		143,126
Prepaid expenses and other	33,321	10,400	—		—		43,721
	667,170	303,300	—		106,604		1,077,074
NON-CURRENT ASSETS
Property, plant and equipment and mining properties, net	2,772,267	1,998,600	(45,776)	4(a)(d)	2,949,824	5(c)	7,674,915
Goodwill	632,380	—	—		3,056,135	5(e)	3,688,515
Ore on leach pads	107,576	—	—		—		107,576
Non-current inventory	—	59,900	—		260,697	5(b)	320,597
Restricted assets	9,129	—	—		—		9,129
Receivables	14,266	—	—		—		14,266
Deferred tax assets	239,214	—	—		—		239,214
Other	70,160	7,200	—		—		77,360
TOTAL ASSETS	$4,512,162	$2,369,000	$(45,776)		$6,373,260		$13,208,646
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$136,753	$233,500	$(77,200)	4(b)	$—		$293,053
Accrued liabilities and other	155,188	102,800	—		34,000	5(a)	291,988
Debt	24,859	—	—		—		24,859
Reclamation	16,954	8,600	—		—		25,554
	333,754	344,900	(77,200)		34,000		635,454
NON-CURRENT LIABILITIES
Debt	338,657	394,000	—		—		732,657
Reclamation	259,270	115,300	1,382	4(a)	—		375,952
Deferred tax liabilities	420,438	76,500	74,553	4(f)	944,970	5(f)	1,516,461
Other long-term liabilities	66,261	198,700	(187,312)	4(b)	—		77,649
	1,084,626	784,500	(111,377)		944,970		2,702,719
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Common stock, par value $0.01 per share	6,422	3,337,000	—		(3,333,074)	5(d)	10,348
Additional paid-in capital	5,778,718	65,600	—		6,741,164	5(d)	12,585,482
Accumulated deficit	(2,691,358)	(2,163,000)	142,801	4(b)(d)	1,986,200	5(d)	(2,725,357)
	3,093,782	1,239,600	142,801		5,394,290		9,870,473
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,512,162	$2,369,000	$(45,776)		$6,373,260		$13,208,646

Coeur Mining, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2025

In thousands	Historical Coeur Adjusted for SilverCrest (Note 6)	Reclassified Historical New Gold (Note 3)	IFRS to U.S. GAAP and Accounting Policy Adjustments (Note 4)	(Note)	Arrangement Accounting Adjustments (Note 5)	(Note)	Pro Forma Combined
Revenue	$1,450,256	$980,000	$18,622	4(b)	$—		$2,448,878
COSTS AND EXPENSES
Costs applicable to sales(1)	615,512	345,600	87,641	4(b)(d)	19,552	5(b)	1,068,305
Amortization	197,445	193,000	(55,877)	4(a)(d)	116,277	5(c)	450,845
General and administrative	53,442	39,100	—		3,264	5(g)	95,806
Exploration	68,412	28,200	—		—		96,612
Pre-development, reclamation, and other	26,497	6,200	2,810	4(a)	—		35,507
Total costs and expenses	961,308	612,100	34,574		139,093		1,747,075
Income from operations	488,948	367,900	(15,952)		(139,093)		701,803
OTHER INCOME (EXPENSE), NET
Gain (loss) on debt extinguishment	(6)	—	(22,800)	4(c)	—		(22,806)
Fair value adjustments, net	6,301	(98,300)	65,300	4(b)(c)	—		(26,699)
Interest expense, net of capitalized interest	(24,875)	(32,700)	—		—		(57,575)
Other, net	1,052	(4,800)	—		—		(3,748)
Total other income (expense), net	(17,528)	(135,800)	42,500		—		(110,828)
Income (loss) before income and mining taxes	471,420	232,100	26,548		(139,093)		590,975
Income and mining tax (expense) benefit	14,718	(37,900)	(9,539)	4(f)	9,601	5(f)	(23,120)
NET INCOME (LOSS)	$486,138	$194,200	$17,009		$(129,492)		$567,855
OTHER COMPREHENSIVE INCOME (LOSS):
Loss on revaluation of non-current derivative financial liabilities	—	(8,500)	8,500	4(b)	—		—
Accumulated other comprehensive income reclassified to earnings	—	—	10,200	4(c)	—		10,200
Accumulated other comprehensive income reclassified to retained earnings	—	200	(200)	4(c)	—		—
Other comprehensive income (loss)	—	(8,300)	18,500		—		10,200
COMPREHENSIVE INCOME (LOSS)	$486,138	$185,900	$35,509		$(129,492)		$578,055

NET INCOME (LOSS) PER SHARE
Basic income (loss) per share:
Basic	$0.76					5(h)	$0.55

Diluted	$0.75					5(h)	$0.55

(1) Excludes amortization.

Coeur Mining, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2024

In thousands	Historical Coeur Adjusted for SilverCrest (Note 6)	Reclassified Historical New Gold (Note 3)	IFRS to U.S. GAAP and Accounting Policy Adjustments (Note 4)	(Note)	Arrangement Accounting Adjustments (Note 5)	(Note)	Pro Forma Combined
Revenue	$1,355,934	$924,500	$44,134	4(b)	$—		$2,324,568
COSTS AND EXPENSES
Costs applicable to sales(1)	778,465	436,300	70,401	4(b)(d)	106,604	5(b)	1,391,770
Amortization	265,487	247,800	(60,943)	4(a)(d)	164,569	5(c)	616,913
General and administrative	62,993	38,600	—		13,054	5(g)	114,647
Exploration	61,267	19,800	—		—		81,067
Pre-development, reclamation, and other	65,130	3,600	4,073	4(a)	34,000	5(a)	106,803
Total costs and expenses	1,233,342	746,100	13,531		318,227		2,311,200
Income from operations	$122,592	$178,400	$30,603		$(318,227)		$13,368
OTHER INCOME (EXPENSE), NET
Gain (loss) on debt extinguishment	417	42,300	13,005	4(c)	—		55,722
Fair value adjustments, net	(6,902)	(138,800)	(82,900)	4(b)(c)	—		(228,602)
Interest expense, net of capitalized interest	(51,947)	(6,300)	—		—		(58,247)
Other, net	16,335	7,600	—		—		23,935
Total other income (expense), net	(42,097)	(95,200)	(69,895)		—		(207,192)
Income (loss) before income and mining taxes	80,495	83,200	(39,292)		(318,227)		(193,824)
Income and mining tax (expense) benefit	(93,539)	19,400	16,877	4(f)	99,237	5(f)	41,975
NET INCOME (LOSS)	$(13,044)	$102,600	$(22,415)		$(218,990)		$(151,849)
OTHER COMPREHENSIVE INCOME (LOSS):
Change in fair value of derivative contracts designated as cash flow hedges	(18,507)	—	—		—		(18,507)
Reclassification adjustments for realized (gain) loss on cash flow hedges	17,176	—	—		—		17,176
Loss on revaluation of non-current derivative financial liabilities	—	(9,800)	(200)	4(b)(c)	—		(10,000)
Accumulated other comprehensive income reclassified to earnings	—	—	124,500	4(c)	—		124,500
Other comprehensive income (loss)	(1,331)	(9,800)	124,300		—		113,169
COMPREHENSIVE INCOME (LOSS)	$(14,375)	$92,800	$101,885		$(218,990)		$(38,680)

NET INCOME (LOSS) PER SHARE
Basic income (loss) per share:
Basic	$(0.02)					5(h)	$(0.15)

Diluted	$(0.02)					5(h)	$(0.15)

(1) Excludes amortization.

1. Description of the Transaction

On November 2, 2025, Coeur, New Gold, and 1561611 B.C. LTD., a corporation organized and existing under the laws of the Province of British Columbia, Canada and a wholly owned subsidiary of Coeur, entered into the Arrangement Agreement, pursuant to which, on the terms and subject to the conditions set forth therein, Coeur has agreed to acquire New Gold in a stock-for-stock transaction, subject to satisfaction of certain closing conditions. The transaction will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia).

2. Basis of Presentation

The accompanying unaudited pro forma financial information presents the unaudited pro forma statements of operations and unaudited pro forma balance sheet of Coeur, which give effect to the acquisition of SilverCrest completed on February 14, 2025, prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Coeur and New Gold prepare their consolidated financial statements on the basis of a fiscal year ended December 31, 2024. The unaudited pro forma statements of operations were prepared using:

•	the historical unaudited condensed consolidated statement of operations of Coeur for the nine months ended September 30, 2025;

•	the historical audited consolidated statement of operations of Coeur for the year ended December 31, 2024;

•	the unaudited pro forma condensed combined statements of operations of Coeur and SilverCrest for the year ended December 31, 2024;

•	the historical unaudited condensed interim consolidated statement of earnings of New Gold for the nine months ended September 30, 2025; and

•	the historical audited consolidated statement of earnings of New Gold for the year ended December 31, 2024.

The historical audited and unaudited consolidated financial statements of Coeur are prepared in accordance with U.S. GAAP and are reported in U.S. dollars. The unaudited pro forma condensed combined statements of operations of Coeur and SilverCrest are prepared in accordance with U.S. GAAP and are reported in U.S. dollars. The historical audited consolidated financial statements of New Gold are prepared in accordance with IFRS and the unaudited condensed interim consolidated financial statements of New Gold are prepared in accordance with IAS 34 and are reported in U.S. dollars.

The unaudited pro forma statements of operations and the unaudited pro forma balance sheet give effect to the Arrangement as if it had occurred on January 1, 2024, and September 30, 2025, respectively.

The Arrangement will be accounted for using the acquisition method of accounting, as prescribed in ASC 805, Business Combinations, (“ASC 805”), under U.S. GAAP, which requires an allocation of the purchase price to the assets acquired and liabilities assumed, based on their fair values as of the date of the Arrangement. As of the date of this Circular, Coeur has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of New Gold’s assets to be acquired and liabilities to be assumed and the related allocations of purchase price.

Material adjustments have been made to reflect New Gold’s historical audited and unaudited consolidated financial statements on a U.S. GAAP basis for purposes of unaudited pro forma financial information and to align New Gold’s historical significant accounting policies under IFRS to Coeur’s significant accounting policies under U.S. GAAP. As of the date of this Circular, Coeur has not identified all adjustments necessary to convert New Gold’s historical audited and unaudited financial statements prepared in accordance with IFRS to U.S. GAAP and to conform New Gold’s accounting policies to Coeur’s accounting policies.

A final determination of the fair value of New Gold’s assets and liabilities, including property, plant and mine development, will be based on the actual property, plant and mine development of New Gold that exist as of the closing date of the Arrangement and, therefore, cannot be made prior to the consummation of the Arrangement. In addition, the value of the purchase consideration to be paid by Coeur upon the consummation of the Arrangement will be determined based on the closing price of Coeur’s common stock on the Arrangement date. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information presented herein. Coeur has estimated the fair value of New Gold’s assets and liabilities based on discussions with New Gold’s management, preliminary valuation studies, due diligence and information presented in New Gold’s filings with Canadian securities authorities and the SEC.

Until the Arrangement is implemented, both companies are limited in their ability to share certain information. Upon implementation of the Arrangement, a final determination of the fair value of New Gold’s assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma balance sheet and unaudited pro forma statements of operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

Purchase Consideration

The total preliminary estimated purchase price of approximately $6,810.7 million was determined as of November 28, 2025, based on New Gold’s issued and outstanding common shares, which includes equity awards outstanding under New Gold’s incentive compensation plans that are expected to be replaced pursuant to the Arrangement. The number of shares of Coeur common stock to be issued is based on the number of New Gold common shares outstanding multiplied by the 0.4959 exchange ratio.

The final purchase consideration will be based on the actual closing price per share of Coeur common stock on the closing date, which could differ materially from the assumed Coeur common stock price used to estimate purchase consideration for the purposes of the unaudited pro forma financial information. For purposes of the unaudited pro forma financial information, such common stock and equity awards are assumed to remain outstanding as of the closing date of the Arrangement. Further, no effect has been given to any other new New Gold common shares or other equity awards that may be issued or granted subsequent to the date of this Circular and before the closing date of the Arrangement. In all cases in which Coeur’s closing stock price is a determining factor in arriving at the final purchase consideration, the stock price assumed for the total preliminary purchase price is the closing price of Coeur’s common stock on November 28, 2025 ($17.27 per share), the most recent date practicable prior to the mail date of this Circular. A hypothetical 10 percent change in Coeur’s closing stock price as of November 28, 2025, would have an approximate $681.1 million impact on the purchase price, which would result in $681.1 million additional goodwill or a reduction to goodwill of $681.1 million.

(in thousands, except for share and per share data)	Shares	Per Share	Preliminary Purchase Consideration
Stock Consideration
Shares of Coeur exchanged for New Gold issued and outstanding common shares	392,610,973	$17.27	$6,780,392
Fair value of replacement stock-based compensation awarded (1)			30,298
Total Preliminary Purchase Consideration			$6,810,690

(1) Represents 2.8 million shares of Coeur restricted stock-based compensation awards granted as replacement awards for New Gold restricted awards outstanding.

Preliminary Purchase Price Allocation

The table below summarizes the preliminary allocation of purchase price to the assets acquired and liabilities assumed of New Gold for the purposes of the Unaudited Pro Forma Financial Information as if the Arrangement had occurred on September 30, 2025:

(in thousands)
Preliminary Purchase Price Allocation
Cash and Cash equivalents	$123,300
Receivables	31,300
Inventory	244,904
Prepaid expenses and other	10,400
Property, plant and equipment and mining properties, net	4,902,648
Non-current inventories	320,597
Other	7,200
Total Assets	5,640,349
Accounts payable	156,300
Accrued liabilities and other	102,800
Reclamation – current	8,600
Debt	394,000
Reclamation	116,682
Deferred tax liabilities	1,096,037
Other long-term liabilities	11,388
Total liabilities	1,885,807
Net assets acquired (a)	3,754,542
Estimated purchase consideration (b)	6,810,690
Estimated goodwill (b) - (a)	$3,056,148

The Goodwill balance is composed of amounts attributable to the assembled workforce, potential strategic and financial benefits, including the financial flexibility to execute capital priorities, and new book to tax basis differences of assets acquired and liabilities assumed.

3. New Gold Historical Financial Statements

New Gold’s historical audited and unaudited consolidated financial statements as described above are presented under IFRS in U.S. dollars. The reclassified historical balances reflect certain reclassifications of New Gold’s consolidated income statements and consolidated statement of financial position categories to conform to Coeur’s presentation in its consolidated statement of operations and consolidated balance sheet. In addition, material adjustments have been made to align New Gold’s historical significant accounting policies under IFRS to Coeur’s significant accounting policies under U.S. GAAP. Further review may identify additional reclassifications that could have a material impact on the unaudited pro forma financial information of the combined group. The reclassifications identified and presented in the unaudited pro forma financial information are based on discussions with New Gold’s management, due diligence and information presented in New Gold’s filings with Canadian securities authorities and the SEC. Until the Arrangement is implemented, both companies are limited in their ability to share certain information. As of the date of this Circular, neither New Gold nor Coeur is aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments.

The reclassifications are summarized below:

Condensed Interim Consolidated Statement of Financial Position
As of September 30, 2025

USD in thousands

New Gold Financial Statement Line	Historical New Gold	Reclassification Adjustments	Notes	Reclassified Historical New Gold	Coeur Financial Statement Line
ASSETS
Current assets
Cash and cash equivalents	$123,300	$—		$123,300	Cash and cash equivalents
Trade and other receivables	31,300	—		31,300	Receivables – current
Inventories	138,300	—		138,300	Inventory
Prepaid expenses and other	9,400	1,000	(a)	10,400	Prepaid expenses and other
Investments	1,000	(1,000)	(a)	—	Total Current assets
Total Current assets	$303,300	$—		$303,300
Mining interests	2,003,500	(4,900)	(b)	1,998,600	Property, plant and equipment and mining properties, net
Non-current inventories	59,900	—		59,900	Non-current inventories
Other assets	2,300	4,900	(b)	7,200	Other
Total assets	$2,369,000	$—		$2,369,000	Total assets
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$243,800	$(10,300)	(c)(d)	$233,500	Accounts payable
Gold prepayment obligation	97,800	5,000	(d)(e)	102,800	Accrued liabilities and other
Current income tax payable	3,300	(3,300)	(e)	—
	—	8,600	(c)	8,600	Reclamation – current
Total current liabilities	$344,900	$—		$344,900
Reclamation and closure cost obligations	115,300	—		115,300	Reclamation
Non-current derivative financial liabilities	187,300	(187,300)	(f)	—
Long-term debt	394,000	—		394,000	Debt
Deferred tax liabilities	76,500	—		76,500	Deferred tax liabilities
Lease obligations	1,700	(1,700)	(f)	—
Other liabilities	9,700	189,000	(f)	198,700	Other long-term liabilities
Total liabilities	$1,129,400	$—		$1,129,400
Equity
Common shares	$3,337,000	$—		$3,337,000	Common stock
Contributed surplus	105,100	(39,500)	(g)	65,600	Additional paid-in capital
Other reserves	(39,500)	39,500	(g)	—
Deficit	(2,163,000)	—		(2,163,000)	Accumulated deficit
Total equity	$1,239,600	$—		$1,239,600
Total liabilities and equity	$2,369,000	$—		$2,369,000	Total liabilities and stockholders’ equity

(a)	Represents a reclassification of New Gold’s current investments, historically included in investments, to prepaid expenses and other at Coeur.
(b)	Represents a reclassification of New Gold’s right-of-use assets historically included in mining interests to other at Coeur.
(c)	Represents a reclassification of New Gold’s current portion of reclamation and closure cost obligations historically included in trade and other payables to reclamation at Coeur.
(d)	Represents a reclassification of New Gold’s current portion of lease liabilities historically included in trade and other payables to accrued liabilities and other at Coeur.
(e)	Represents a reclassification of New Gold’s current income tax payable and gold prepayment obligations historically included in current income tax payable and gold prepayment obligations respectively to accrued liabilities and other at Coeur.
(f)	Represents a reclassification of New Gold’s lease obligations and non-current derivative financial liabilities historically included in lease obligations and non-current derivative financial liabilities respectively to other long-term liabilities at Coeur.
(g)	Represents a reclassification of New Gold’s other reserves historically included in other reserves to additional paid-in capital at Coeur.

Condensed Interim Consolidated Income Statement
For the nine months ended September 30, 2025
USD in thousands

New Gold Financial Statement Line	Historical New Gold	Reclassifications Adjustments	Notes	Reclassified Historical New Gold	Coeur Financial Statement Line
Revenues	$980,000	$—		$980,000	Revenue

Operating expenses	345,600	—		345,600	Costs applicable to sales
Depreciation and depletion	192,700	300	(a)	193,000	Amortization
Revenue less cost of goods sold	441,700	(300)		441,400
Corporate administration	18,500	20,600	(b)	39,100	General and administrative
Corporate restructuring	3,300	2,900	(c)	6,200	Pre-development, reclamation, and other
Share-based payment expenses	20,600	(20,600)	(b)	—
New Afton free cash flow interest (income) expense	2,800	(2,800)	(e)	—
Exploration and business development	28,200	—		28,200	Exploration
Earnings from operations	368,300	(400)		367,900	Income (loss) from operations
Finance income	4,000	(4,000)	(e)	—
	—	(98,300)	(d)	(98,300)	Fair value adjustments, net
Finance costs	(37,100)	4,400	(a)(c)(e)	(32,700)	Interest expense, net of capitalized interest
Other losses	(103,100)	98,300	(d)	(4,800)	Other, net
Earnings before taxes	232,100	—		232,100	Income (loss) before income and mining taxes
Income tax (expense) recovery	(37,900)	—		(37,900)	Income and mining tax (expense) benefit
Net earnings	$194,200	$—		$194,200	Net income (loss)

(a)	Represents a reclassification of New Gold’s interest expense on lease, historically included in finance costs expenses, to amortization at Coeur.
(b)	Represents a reclassification of New Gold’s share-based payment expenses, historically included in share-based payment expenses, to general and administrative at Coeur.
(c)	Represents a reclassification of New Gold’s unwinding of discount on reclamation obligation, historically included in finance costs, to pre-development, reclamation, and other at Coeur.
(d)	Represents a reclassification of New Gold’s gains and losses for financial and derivative assets and liabilities, historically included in other losses to fair value adjustments, net
(e)	Represents a reclassification of New Gold’s New Afton free cash flow interest (income) expense and finance income, historically included in New Afton free cash flow interest (income) expense and finance income, to interest expense, net of capitalized interest at Coeur.

Condensed Consolidated Income Statement
For the year ended December 31, 2024
USD in thousands

New Gold Financial Statement Line	Historical New Gold	Reclassifications Adjustments	Notes	Reclassified Historical New Gold	Coeur Financial Statement Line
Revenues	$924,500	$—		$924,500	Revenue

Operating expenses	436,300	—		436,300	Costs applicable to sales
Depreciation and depletion	247,500	300	(a)	247,800	Amortization
Revenue less cost of goods sold	240,700	(300)		240,400
Corporate administration	24,900	13,700	(b)	38,600	General and administrative
Share-based payment expenses	13,700	(13,700)	(b)	—
Exploration and business development	19,800	—		19,800	Exploration
	—	3,600	(c)	3,600	Pre-development, reclamation, and other
Earnings from operations	182,300	(3,900)		178,400	Income (loss) from operations

Finance income	6,900	(6,900)	(f)	—
	—	42,300	(d)	42,300	Gain (loss) on debt extinguishment
	—	(138,800)	(e)	(138,800)	Fair value adjustments, net
Finance costs	(17,100)	10,800	(a)(c)(f)	(6,300)	Interest expense, net of capitalized interest
Other losses	(88,900)	96,500	(d)(e)	7,600	Other, net
Earnings before taxes	83,200	—		83,200	Income (loss) before income and mining taxes
Income tax (expense) recovery	19,400	—		19,400	Income and mining tax (expense) benefit
Net earnings	$102,600	$—		$102,600	Net income (loss)

(a)	Represents a reclassification of New Gold’s interest expense on lease, historically included in finance costs expenses, to amortization at Coeur.
(b)	Represents a reclassification of New Gold’s share-based payment expenses, historically included in share-based payment expenses, to general and administrative at Coeur.
(c)	Represents a reclassification of New Gold’s unwinding of discount on reclamation obligation, historically included in finance costs, to pre-development, reclamation, and other at Coeur.
(d)	Represents a reclassification of New Gold’s gain on extinguishment of New Afton free cash flow interest obligation, historically included in other losses to gain (loss) on debt extinguishment
(e)	Represents a reclassification of New Gold’s gains and losses for financial and derivative assets and liabilities, historically included in other losses to fair value adjustments, net
(f)	Represents a reclassification of New Gold’s New Afton free cash flow interest (income) expense and finance income, historically included in New Afton free cash flow interest (income) expense and finance income, to interest expense, net of capitalized interest at Coeur.

4. IFRS to U.S. GAAP and Accounting Policy Alignment Adjustments

IFRS differs in certain material respects from U.S. GAAP. The following material adjustments have been made to reflect New Gold’s historical audited and unaudited consolidated income statements and consolidated statement of financial position on a U.S. GAAP basis for the purposes of the unaudited pro forma financial information. In addition, material adjustments have also been made to align New Gold’s significant accounting policies under IFRS to Coeur’s significant accounting policies under U.S. GAAP when there is no specific difference between IFRS and U.S. GAAP.

(a) Reclamation and remediation liabilities

Under U.S. GAAP, the initial recognition of the reclamation and remediation liability is recognized at fair value, generally utilizing a present value technique to estimate the liability discounted at a credit-adjusted risk-free interest rate, and further adjusted for inflation and market risk premium. Subsequently, period-to-period revisions to either the timing or amount of the original estimate of undiscounted cash flows are treated as separate layers of the obligation.

Under IFRS, reclamation and remediation liabilities are generally measured as the best estimate of the expenditure to settle the obligation utilizing a present value technique to estimate the liability, adjusted for inflation, associated with reclamation as a liability, at a risk-free rate, when the liability is incurred. Subsequently, period-to-period revisions for changes in the estimate of expected undiscounted cash flows or discount rate are re-measured for the entire obligation by using an updated discount rate that reflects current market conditions as of the balance sheet date.

The unaudited pro forma financial information does not reflect the impact of converting New Gold’s reclamation and remediation liabilities and related reclamation and remediation expenses on a U.S. GAAP basis as it is impractical to re-estimate the impact of period-to-period revisions to the timing or amount of the original reclamation liability over historical periods using the layering approach and credit-adjusted risk-free rates.

The following table reflects the impacts of changes made to the reclamations and remediation liabilities:

(in thousands)	As of September 30, 2025	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Condensed Balance Sheet
Property, plant and equipment and mine development, net	$1,382
Reclamation liabilities	$1,382
Condensed Statements of Operations
Amortization		$11	$14
Pre-development, reclamation and other		$2,810	$4,073

(b) Gold stream obligation

New Gold entered into a streaming agreement with RGLD Gold AG (Switzerland), receiving an advance of $175 million. Under IFRS, this advance was recorded as a financial liability measured at FVTPL, whereas under U.S. GAAP, it is treated as deferred revenue and amortized over the delivery schedule. Accordingly, the pro forma adjustments include: (i) reversal of the liability balance as of September 30, 2025, since under U.S. GAAP the deferred revenue was fully amortized by April 2025; (ii) reversal of fair value gains/losses recognized under IFRS, as U.S. GAAP does not permit such measurement; and (iii) recognition of revenue and related cost of sales under U.S. GAAP. These adjustments eliminate IFRS liability and fair value effects, replacing them with deferred revenue recognition under U.S. GAAP.

The following table reflects the impacts of changes made for the gold stream obligation:

(in thousands)	As of September 30, 2025	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Condensed Balance Sheet
Accounts payable	$(77,200)
Other long-term liabilities	$(187,312)
Accumulated deficit	$264,512
Condensed Statements of Operations
Fair value adjustments, net		$75,300	$51,600
Other comprehensive income (loss)		$8,500	$9,800
Revenue		$18,622	$44,134
Costs applicable to sales		$43,203	$44,134

(c) Free Cash Flow (“FCF”) interest obligation

In March 2020, New Gold entered into a strategic partnership (“Original Agreement”) with Ontario Teachers. Under the terms of the Original Agreement, Ontario Teachers acquired a 46% FCF interest in the New Afton mine for upfront cash proceeds of $300 million. The Original Agreement was determined to be a financial liability that New Gold designated as FVTPL under the scope of IFRS 9. In May 2024, the FCF agreement was amended. In exchange for a $255 million cash payment from New Gold to Ontario Teachers, Ontario Teachers’ interest in the Free Cash Flows was reduced from 46% to 19.9%. As part of this amendment, New Gold also granted Ontario Teachers a right to receive $20 million in cash if New Gold were to complete a change of control (“CoC”) by January 2026. In July 2024, New Gold made a final payment of $42.6 million to Ontario Teachers as part of the minimum cash guarantee under the terms of the Original Agreement. Upon extinguishment of the FVTPL liability, $114.5 million presented in other comprehensive income relating to changes in the credit risk of the liability was subsequently transferred to deficit. Under IFRS, this was treated as a derecognition event of the entire financial liability and a sale of a mineral interest to Ontario Teachers. The remaining FCF obligation was treated as an executory contract i.e., only recognize/accrue when such amount is due and payable. Under U.S. GAAP, the arrangement would continue to be accounted for as a debt instrument under ASC 470, with the contingent consideration payable in cash to be classified as a liability instrument and recorded at fair value. The fair value of the contingent consideration payment in cash is included in the calculation of extinguishment gain or loss and subsequently remeasured each period with changes in fair value recorded in earnings. Upon settlement of the liability, U.S. GAAP requires a reclassification of other comprehensive income (“OCI”) through the income statement, Fair value adjustments, net.

In April 2025, New Gold entered into an agreement with Ontario Teachers to acquire the remaining FCF obligation and the $20 million contingent liability in exchange for $300 million in cash. Under IFRS, this was accounted for as a reacquisition of the mining interest and extinguishment of the CoC contingent liability. Under U.S. GAAP, the remaining FCF obligation and contingent consideration would be remeasured at fair value immediately before settlement, and an extinguishment gain, or loss would be recognized based on the difference between cash paid and the combined fair values of the extinguished obligations. Upon settlement of the liability, U.S. GAAP requires a reclassification of OCI through the income statement, Fair value adjustments, net.

The following table reflects the impacts of changes made for the free cash flow interest obligation:

(in thousands)	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Condensed Statements of Operations
Gain (loss) on debt extinguishment	$(22,800)	$13,005
Fair value adjustments, net	$(10,000)	$(134,500)
Other comprehensive income (loss)	$(10,000)	$114,500

(d) Capitalized Stripping Costs

Under IFRS, certain stripping costs incurred during the production phase are capitalized as part of mineral property assets when they provide improved access to ore reserves. These costs are subsequently amortized over the expected useful life of the improved access.

In contrast, under U.S. GAAP, stripping costs incurred during the production phase are generally expensed as incurred and included in cost of sales. U.S. GAAP does not permit capitalization of such costs unless they meet specific development criteria.

To align New Gold’s accounting with U.S. GAAP for pro forma purposes, the following adjustments have been made:

1.	Previously capitalized stripping costs under IFRS have been removed from property, plant, and equipment.

2.	Depreciation recorded under IFRS on the capitalized stripping costs has been reversed from the pro forma income statement.

3.	The stripping costs that were capitalized under IFRS have been expensed in the pro forma income statement under “Cost applicable to sales,” consistent with U.S. GAAP treatment. The offsetting entry has been recorded to accumulated deficit to reflect the historical nature of the adjustment and maintain balance sheet integrity.

The following table reflects the impacts of changes made for capitalized stripping costs:

(in thousands)	As of September 30, 2025	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Condensed Balance Sheet
Property, plant and equipment and mine development, net	$(47,158)
Accumulated deficit	$(47,158)
Condensed Statements of Operations
Amortization		$(55,888)	$(60,957)
Costs applicable to sales		$44,438	$26,267

(f) Income taxes

Deferred income taxes have been recognized based on pro forma IFRS to U.S. GAAP accounting and policy alignment adjustments to identifiable assets acquired and liabilities assumed of New Gold using the statutory tax rate on a jurisdictional basis. The increase in Deferred tax liabilities reflects the preliminary estimate of deferred taxes recognized on the new book to tax basis differences of assets acquired and liabilities assumed. The estimated income and mining tax expense impact of the IFRS to U.S. GAAP and accounting policy alignment adjustments (except for the impact of certain transaction costs for which no tax benefit is expected due to a valuation allowance) has been recognized based upon the statutory tax rates applicable on a jurisdictional basis.

5. Arrangement Accounting Adjustments

The following adjustments have been made to the unaudited pro forma financial information to reflect certain preliminary purchase price accounting and other pro forma adjustments. Further review may identify additional adjustments that could have a material impact on the unaudited pro forma financial information of the combined group. At this time, Coeur is not aware of any additional arrangement-related adjustments that would have a material impact on the unaudited pro forma financial information that are not reflected or disclosed in the pro forma adjustments.

(a) Arrangement costs and other one-time charges

The increase in Pre-development, reclamation, and other of $34.0 million for the year ended December 31, 2024 and the corresponding increase in Accrued liabilities and other of $34.0 million, of which $34.0 million relates to financial advisory services fees, reflects the adjustment to recognize transaction costs and other non-recurring charges expected to be incurred in connection with the Arrangement within twelve months after closing. For the nine months ended September 30, 2025, $0.3 million was recognized in Pre-development, reclamation, and other by Coeur within the historical financial information relating to transaction costs and non-recurring charges incurred. New Gold has not incurred significant transaction costs as of September 30, 2025.

(b) Inventories

The adjustment to increase in Inventories by $367.3 million reflects the adjustments to step up the pro forma balance for New Gold’s finished goods, work-in-process and stockpile inventory to the estimated fair value as of September 30, 2025. The fair value was determined based on the estimated selling price of the inventory, less the remaining processing and selling costs and a normal profit margin on those processing and selling efforts. As a result of the increase, there was an increase to Costs applicable to sales of $19.6 million and $106.6 million for the nine months ended September 30, 2025 and for the year ended December 31, 2024, respectively.

(c) Property, plant and equipment and mine development, net

The adjustment to increase Property, plant and equipment and mine development, net $2,949.8 million reflects the fair value estimate of property, plant, and equipment and mine development as of September 30, 2025, and the related increase to Amortization of $116.6 million and $164.6 million for the nine months ended September 30, 2025 and year ended December 31, 2024, respectively.

(d) New Gold shareholders’ equity

The adjustment reflects the adjustment of $5,428.3 million of New Gold’s shareholders’ equity, which represents the historical book value of New Gold’s net assets including IFRS to U.S. GAAP and accounting policy adjustments of $142.8 million, as a result of the application of purchase price accounting. The adjustment reflects a decrease of $3,333.1 million to Common stock and an increase of $6,741.2 million to Additional paid-in capital to reflect the issuance of 392.6 million shares of Coeur common stock with a par value of $0.01 per share to satisfy the issuance of 0.4959 shares of Coeur common stock for each New Gold common share outstanding pursuant to the Arrangement Agreement, assuming a closing price of Coeur common stock on November 28, 2025 of $17.27 per share. The table below reflects elimination of New Gold’s shareholders’ equity after adjustments for IFRS to U.S. GAAP differences and purchase price accounting and other pro forma adjustments as of September 30, 2025:

(in thousands)	Reclassified Historical New Gold	IFRS to U.S. GAAP and Accounting Policy Adjustments	Arrangement Accounting Adjustments	Equity Adjustments	Notes	Pro Forma
Common stock	$3,337,000	$—	$—	$(3,333,074)	1	$3,926
Additional paid-in capital	65,600	—	—	6,741,164	2	6,806,764
Accumulated deficit	(2,163,000)	142,801	(34,000)	2,020,199	3	(34,000)
Total New Gold Equity	$1,239,600	$142,801	$(34,000)	$5,428,289		$6,776,690

(1)	Represents adjustments to eliminate historical common stock of New Gold amounting to $3,337.0 million and the issuance of 392.6 million shares of Coeur common shares with a par value of $0.01 to be exchanged for 791.7 million shares of issued and outstanding New Gold shares of common stock as of September 30, 2025 .
(2)	Represents adjustments to eliminate historical additional paid in capital of New Gold amounting to $65.6 million and Additional paid-in capital, to record issuance of 392.6 million shares for $6,776.5 million, calculated by deducting the $3.9 million included in Common stock from the common stock portion of the purchase price consideration of $6,780.4 million and replacement stock-based compensation awarded valued $30.3 million.

(3)	Represents adjustments to eliminate New Gold’s historical Accumulated deficit of $2,163.0 million net of $142.8 million of IFRS to U.S. GAAP and accounting policy adjustments. The remaining $(34.0) million represents transaction costs, as discussed in Note 5(a).

(e) Goodwill

Goodwill is calculated as the difference between the preliminary estimated purchase price and the fair values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed of New Gold. The fair value of assets acquired and liabilities assumed is preliminary and will be finalized upon completion of the Arrangement. Based on the preliminary purchase price allocation, Coeur has recognized $3,056.1 million of Goodwill. This amount may increase or decrease based on the final purchase price allocation. Goodwill recorded in connection with the acquisition is not deductible for income tax purposes.

(f) Income taxes

Deferred income taxes have been recognized based on pro forma adjustments to identifiable assets acquired and liabilities assumed of New Gold using the statutory tax rate on a jurisdictional basis. The $945.0 million increase in Deferred tax liabilities reflects the preliminary estimate of deferred tax assets and liabilities recognized on the new book to tax basis differences of assets acquired and liabilities assumed, and have been recognized as part of the Goodwill.

The estimated income and mining tax expense impact of the pro forma adjustments (except for the impact of certain transaction costs for which no tax benefit is expected due to a valuation allowance) has been recognized based upon the statutory tax rates applicable on a jurisdictional basis.

(g) Share-based compensation expense

The adjustment for the amortization share-based compensation replacement awards with a service period after the closing date of the Arrangement.

(h) Earnings per share

The pro forma combined diluted earnings per share presented below reflects the adjustment to weighted average number of shares outstanding based on 0.4959 shares of Coeur common stock for each New Gold share outstanding of 791.7 shares million as of September 30, 2025 as follows:

(in thousands, except per share)	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Pro forma net income (loss) from continuing operations attributable to Coeur stockholders	$567,855	$(151,849)
Pro forma basic weighted average Coeur shares outstanding[1]	1,029,000	1,023,652
Pro forma basic earnings (loss) per share	$0.55	$(0.15)
Pro forma diluted weighted average Coeur shares outstanding[1]	1,041,652	1,035,477
Pro forma diluted earnings (loss) per share[2]	$0.55	$(0.15)

(1)	For the nine months ended September 30, 2025, basic and diluted weighted average shares are composed of 636.4 million and 649.1 million shares of Coeur common shares, respectively, and 392.6 million shares of Coeur common shares to be exchanged for 791.7 million shares of issued and outstanding New Gold shares of common stock as of September 30, 2025. For the year ended December 31, 2024, basic and diluted weighted average shares outstanding are composed of 631.0 million and 642.9 million shares of Coeur common stock, respectively, and 392.6 million shares of Coeur common stock to be exchanged for 791.7 million shares of issued and outstanding New Gold common shares as of September 30, 2025.
(2)	Potentially dilutive shares were excluded in the computation of diluted loss per share for the nine months ended September 30, 2025 and year ended December 31, 2024 as they were antidilutive.

6. SilverCrest Arrangement Accounting Adjustments

Coeur completed the acquisition of SilverCrest on February 14, 2025. Coeur’s historical consolidated financial statements for the year ended December 31, 2024 and for the period January 1, 2025 through February 14, 2025 do not include SilverCrest’s results of operations.

In accordance with Article 11 of Regulation S-X, the unaudited pro forma condensed combined financial information gives effect to this arrangement as if it had occurred at the beginning of the periods presented. The pro forma financial information also reflects a separate arrangement for the completed acquisition of SilverCrest that required separate financial statements under Rule 3-05 of Regulation S-X and was previously reported on Form 8-K/A in 2025.

To provide a more meaningful presentation of the combined entity’s operating results, management has prepared Coeur’s historical income statements adjusted to include SilverCrest’s historical results for the relevant periods, together with related pro forma adjustments. These adjustments include:

1.	Reclassification Adjustments to conform SilverCrest’s historical financial statement presentation to Coeur’s reporting format;

2.	Arrangement Accounting Adjustments to reflect the impact of the acquisition accounting under U.S. GAAP; and

3.	IFRS to U.S. GAAP Conversion Adjustments to align SilverCrest’s historical financial information with Coeur’s accounting policies and U.S. GAAP requirements.

The tables below present Coeur’s historical income statement adjusted for SilverCrest’s historical results and the above adjustments for:

1.	The year ended December 31, 2024, as if the acquisition had occurred on January 1, 2024; and

2.	The period January 1, 2025 through February 14, 2025, prior to the acquisition date.

	Unaudited Pro Forma Condensed Combined Statement of Operations
	For the Nine Months Ended September 30, 2025
(In thousands)	Historical Coeur	Historical SilverCrest [1]	SilverCrest IFRS to U.S. GAAP and Accounting Policy Adjustments	(Note B)	SilverCrest Arrangement Accounting Adjustments	Note	Historical Coeur Adjusted for SilverCrest
Revenue	$1,395,279	$54,977	$—		$—		$1,450,256
COSTS AND EXPENSES
Costs applicable to sales	682,456	23,194	25	B(3)	(90,163)	2	615,512
Amortization	177,444	7,843	3,035	B(1)(2)	9,123	3	197,445
General and administrative	41,992	11,450	—		—		53,442
Exploration	68,079	333	—		—		68,412
Pre-development, reclamation, and other	45,957	142	133	B(2)	(19,735)	4	26,497
Total costs and expenses	1,015,928	42,962	3,193		(100,775)		961,308
Income (loss) from operations	379,351	12,015	(3,193)		100,775		488,948
OTHER INCOME (EXPENSE), NET
Gain (loss) on debt extinguishment	(6)	—	—		—		(6)
Fair value adjustments, net	(342)	6,643	—		—		6,301
Interest expense, net of capitalized interest	(24,974)	99	—		—		(24,875)
Other, net	1,001	51	—		—		1,052
Total other income (expense), net	(24,321)	6,793	—		—		(17,528)
Income (loss) before income and mining taxes	355,030	18,808	(3,193)		100,775		471,420
Income and mining tax expense	15,873	(4,845)	954	B(4)	2,737	5	14,718
NET INCOME (LOSS)	$370,903	$13,963	$(2,239)		$103,512		$486,138
OTHER COMPREHENSIVE INCOME (LOSS):
Other comprehensive income (loss)	—	—	—		—		—
COMPREHENSIVE INCOME (LOSS)	$370,903	$13,963	$(2,239)		$103,512		$486,138

NET INCOME (LOSS) PER SHARE
Basic income (loss) per share:
Basic	$0.62						$0.76
Diluted	$0.61						$0.75

(1)	Represents the SilverCrest pre-acquisition activity for the period from January 1, 2025 to February 14, 2025 conformed to Coeur’s accounting policies and GAAP.
(2)	The arrangement accounting adjustment to decrease Costs applicable to sales for the non-recurring impact of the step up of SilverCrest’s finished goods, work-in-process and stockpile inventory to fair value.
(3)	The arrangement accounting adjustment to increase Amortization for the impact of the recognition of Property, plant and equipment and mine development, net to fair value.
(4)	The arrangement accounting adjustment to decrease Pre-development, reclamation, and other for the impact of transaction costs and other non-recurring charges.
(5)	The estimated income and mining tax expense impact of the pro forma adjustments (except for the impact of certain transaction costs for which no tax benefit is expected due to a valuation allowance) has been recognized based upon the statutory tax rates applicable on a jurisdictional basis.

	Unaudited Pro Forma Condensed Combined Statement of Operations
	For the Year Ended December 31, 2024
(In thousands)	Historical Coeur	Reclassified Historical SilverCrest (Note A)	SilverCrest IFRS to U.S. GAAP and Accounting Policy Adjustments	(Note B)	SilverCrest Arrangement Accounting Adjustments	Note	Historical Coeur Adjusted for SilverCrest
Revenue	$1,054,006	$301,928	$—		$—		$1,355,934
COSTS AND EXPENSES
Costs applicable to sales	606,192	93,398	187	B(3)	78,688	1	778,465
Amortization	124,974	36,729	5,428	B(1)(2)	98,356	2	265,487
General and administrative	47,727	15,266	—		—		62,993
Exploration	59,658	1,609	—		—		61,267
Pre-development, reclamation, and other	51,273	7,343	531	B(2)	5,983	3	65,130
Total costs and expenses	889,824	154,345	6,146		183,027		1,233,342
Income (loss) from operations	164,182	147,583	(6,146)		(183,027)		122,592
OTHER INCOME (EXPENSE), NET
Gain (loss) on debt extinguishment	417	—	—		—		417
Fair value adjustments, net	—	(6,902)	—		—		(6,902)
Interest expense, net of capitalized interest	(51,276)	(671)	—		—		(51,947)
Other, net	13,027	3,308	—		—		16,335
Total other income (expense), net	(37,832)	(4,265)	—		—		(42,097)
Income (loss) before income and mining taxes	126,350	143,318	(6,146)		(183,027)		80,495
Income and mining tax expense	(67,450)	(73,982)	1,783	B(4)	46,110	4	(93,539)
NET INCOME (LOSS)	$58,900	$69,336	$(4,363)		$(136,917)		$(13,044)
OTHER COMPREHENSIVE INCOME (LOSS):
Change in fair value of derivative contracts designated as cash flow hedge	$(18,507)	$—	$—		$—		$(18,507)
Reclassification adjustments for realized (gain) loss on cash flow hedge	17,176	—	—		—		17,176
Other comprehensive income (loss)	(1,331)	—	—		—		(1,331)
COMPREHENSIVE INCOME (LOSS)	$57,569	$69,336	$(4,363)		$(136,917)		$(14,375)

NET INCOME (LOSS) PER SHARE
Basic income (loss) per share:
Basic	$0.15						$(0.02)
Diluted	$0.15						$(0.02)

(1)	The arrangement accounting adjustment to increase Costs applicable to sales for the non-recurring impact of the step up of SilverCrest’s finished goods, work-in-process and stockpile inventory to fair value.
(2)	The arrangement accounting adjustment to increase Amortization for the impact of the recognition of Property, plant and equipment and mine development, net to fair value.
(3)	The arrangement accounting adjustment to increase Pre-development, reclamation, and other for the impact of transaction costs and other non-recurring charges.
(4)	The estimated income and mining tax expense impact of the pro forma adjustments (except for the impact of certain transaction costs for which no tax benefit is expected due to a valuation allowance) has been recognized based upon the statutory tax rates applicable on a jurisdictional basis.

A) Reclassification Adjustments

SilverCrest’s historical audited consolidated financial statements as described above and are presented under IFRS and are in U.S. dollars. The historical balances reflect certain reclassifications of SilverCrest’s consolidated income statements categories to conform to Coeur’s presentation in its consolidated statement of operations. In addition, material adjustments have been made to align SilverCrest’s historical significant accounting policies under IFRS to Coeur’s significant accounting policies under U.S. GAAP. Further review may identify additional reclassifications that could have a material impact on the Unaudited Pro Forma Financial Information of the combined group. The reclassifications identified and presented in the Unaudited Pro Forma Financial Information are based on discussions with SilverCrest’s management, due diligence and information presented in SilverCrest’s filings with Canadian securities authorities.

The reclassifications are summarized below:

Condensed Consolidated Income Statement
For the year ended December 31, 2024
USD in thousands

SilverCrest Financial Statement Line	Historical SilverCrest	Reclassifications Adjustments	Notes	Reclassified Historical SilverCrest	Coeur Financial Statement Line
Revenue	$301,928	$—		$301,928	Revenue
Cost of sales
Production costs	(87,508)	(5,890)	1,2,9	(93,398)	Cost applicable to sales
Depreciation	(36,576)	(153)	2	(36,729)	Amortization
Government royalties	(1,372)	1,372	1	—
General and administrative expenses	(19,978)	4,712	2	(15,266)	General and administrative
Exploration and project expenses	(1,609)	—		(1,609)	Exploration
		(7,343)	3,8	(7,343)	Pre-development, reclamation, and other
Foreign exchange losses	(3,554)	3,554	4	—
		(6,902)	5,6	(6,902)	Fair value adjustments, net
Transaction costs	(6,737)	6,737	8	—
Interest income	6,917	(6,917)	7	—
Interest and finance expense	(1,229)	558	3	(671)	Interest expense, net of capitalized interest
Other expense	(6,964)	10,272	4,5,6,7	3,308	Other, net
Earnings before income taxes	143,318	—		143,318	Income (loss) before income and mining taxes
Income tax expense	(73,982)	—		(73,982)	Income and mining tax (expense) benefit
Net earnings	$69,336	$—		$69,336	NET INCOME (LOSS)

(1)	Represents a reclassification of SilverCrest royalties, historically included in Government royalties, to Cost applicable to sales at Coeur.
(2)	Represents a reclassification of SilverCrest operational site support and depreciation expense, historically included in General and administrative expense, to Cost of sales and Amortization at Coeur.
(3)	Represents a reclassification of SilverCrest accretion expense, historically included in Interest and finance expense, to Pre-development, reclamation, and other at Coeur.
(4)	Represents a reclassification of SilverCrest foreign exchange losses, historically included in Foreign exchange loss, to Other, net at Coeur.
(5)	Represents a reclassification of SilverCrest derivative gains (losses), historically included in Other expense, to Fair value adjustments, net at Coeur.
(6)	Represents a reclassification of SilverCrest bullion gains (losses), historically included in Other expense, to Fair value adjustments, net at Coeur.
(7)	Represents a reclassification of SilverCrest interest income, historically included in Interest income, to Other, net at Coeur.
(8)	Represents a reclassification of SilverCrest Transaction costs, historically included in Pre-development, reclamation, and other at Coeur.
(9)	Represents a reclassification of SilverCrest non-operating site costs, historically included in General and administrative expense, to Pre-development, reclamation, and other at Coeur.

B) IFRS to U.S. GAAP and Accounting Policy Alignment Adjustments

IFRS differs in certain material respects from U.S. GAAP. The following material adjustments have been made to reflect SilverCrest’s historical audited and unaudited consolidated income statements on a U.S. GAAP basis for the purposes of the Unaudited Pro Forma Financial Information. In addition, material adjustments have also been made to align SilverCrest’s significant accounting policies under IFRS to Coeur’s significant accounting policies under U.S. GAAP when there is no specific difference between IFRS and U.S. GAAP.

(1)            Amortization

Under U.S. GAAP, Coeur’s accounting policy amortizes certain mine development costs using the units-of-production method over the estimated life of the ore body, generally based on recoverable ounces to be mined from proven and probable reserves.

Under IFRS, SilverCrest includes estimated recoverable ounces using the mineable tonnes extracted from the mine in the period as a percentage of the total mineable tonnes to be extracted in current and future periods based on mineral reserves.

The following table reflect the impacts of converting the calculation of depletion on a units-of-production method from mineable tonnes to recoverable ounces:

(in thousands)	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Condensed Statements of Operations
Amortization	$2,936	$4,791

(2)            Reclamation and remediation liabilities

Under U.S. GAAP, the initial recognition of the reclamation and remediation liability is recognized at fair value, generally utilizing a present value technique to estimate the liability discounted at a credit-adjusted risk-free interest rate, and further adjusted for inflation and market risk premium. Subsequently, period-to-period revisions to either the timing or amount of the original estimate of undiscounted cash flows are treated as separate layers of the obligation.

Under IFRS, reclamation and remediation liabilities are generally measured as the best estimate of the expenditure to settle the obligation utilizing a present value technique to estimate the liability, adjusted for inflation, associated with reclamation as a liability, at a risk-free rate, when the liability is incurred. Subsequently, period-to-period revisions for changes in the estimate of expected undiscounted cash flows or discount rate are re-measured for the entire obligation by using an updated discount rate that reflects current market conditions as of the balance sheet date.

The following table reflects the impacts of changes made to the reclamations and remediation liabilities:

(in thousands)	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Condensed Statements of Operations
Amortization	$99	$638
Pre-development, reclamation and other	$133	$531

(3)            Employee-related benefits

Under U.S. GAAP, an entity uses the service period approach to account for termination benefits when certain conditions are met. Benefits accumulate over time based on length of service. Under this approach, the benefit cost is accrued over an employee’s service period.

Under IFRS, an entity recognizes termination benefits as a liability and an expense only when an entity is demonstrably committed to the redundancies by having (i) a detailed plan for the terminations and (ii) when it can no longer withdraw the offer made in relation to termination benefits. This generally results in termination benefits being recognized when the closure date for a mine site has been announced and other recognition criteria have been met.

The following table reflects the accrual of employee severance for, as well as the impact of, revaluation of the accrual for the periods presented:

(in thousands)	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Condensed Statements of Operations
Costs applicable to sales	$25	$187

(4)            Income taxes

The estimated income and mining tax expense impact of the IFRS to U.S. GAAP and accounting policy alignment adjustments (except for the impact of certain transaction costs for which no tax benefit is expected due to a valuation allowance) has been recognized based upon the statutory tax rates applicable on a jurisdictional basis.

UNAUDITED PRO FORMA PER SHARE DATA

The following table presents, as of the dates and for the periods indicated, selected historical unaudited pro forma combined financial information per share of Coeur common stock and New Gold common shares. You should read this information in conjunction with, and the information is qualified in its entirety by, the consolidated financial statements of Coeur and notes thereto incorporated by reference into this Circular and the consolidated financial statements of New Gold and notes thereto included in this Circular as described under Appendix G and Appendix H.

New Gold’s consolidated financial statements are prepared in accordance with IFRS, which differs in a number of significant respects from U.S. GAAP. For a general discussion of the significant differences between IFRS and U.S. GAAP, please see the above section entitled “Summary of Significant IFRS to U.S. GAAP Differences and Accounting Policy Alignment”.

The following pro forma information has been prepared in accordance with the rules and regulations of the SEC and accordingly includes the effects of acquisition accounting. It does not reflect cost savings, synergies or certain other adjustments that may result from the Arrangement. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or equivalent pro forma amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the Arrangement had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined group. The pro forma information, although helpful in illustrating the financial characteristics of the combined group under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring, or other factors that may result as a consequence of the Arrangement and, accordingly, does not attempt to predict or suggest future results.

The following table assumes the issuance of approximately 392.6 million shares of Coeur common stock in connection with the Arrangement, which is the number of shares issuable by Coeur in connection with the Arrangement assuming the Arrangement occurred on January 1, 2024 and based on the number of outstanding New Gold common shares as of September 30, 2025 . As discussed in this Circular, the actual number of shares of Coeur common stock issuable under the Arrangement will be adjusted based on the number of New Gold common shares outstanding at the consummation of the Arrangement. The pro forma data in the table assumes that the Arrangement occurred on January 1, 2024 for condensed combined statement of operations purposes and on September 30, 2025 for condensed combined balance sheet purposes.

	As at and for the nine months ended September 30, 2025
(in millions, except per share)	Historical Coeur Adjusted for SilverCrest[2]	Historical New Gold	Pro Forma Combined
Income (loss) from continuing operations per common share
Basic	$0.76	$0.25	$0.55
Diluted[1]	$0.75	$0.24	$0.55
Shares used in calculating basic and diluted income (loss) from continuing operations per common share
Basic	636,389	791,500	1,029,000
Diluted	645,741	797,600	1,041,652
Book value per share	$4.79	$1.55	$9.48

(1)	Potentially dilutive shares were excluded in the computation of diluted loss per share for Pro Forma Combined for the nine months ended September 30, 2025 as they were antidilutive.
(2)	Assumes Coeur common stock issued in connection with the SilverCrest acquisition occurred on January 1, 2024.

The following table assumes the issuance of approximately 392.6 million shares of Coeur common stock in connection with the Arrangement, which is the number of shares issuable by Coeur in connection with the Arrangement assuming the Arrangement occurred on January 1, 2024 and based on the number of outstanding New Gold common shares as of September 30, 2025. As discussed in this Circular, the actual number of shares of Coeur common stock issuable under the Arrangement will be adjusted based on the number of New Gold common shares outstanding at the consummation of the Arrangement. The pro forma data in the table assumes that the Arrangement occurred on January 1, 2024 for condensed combined statement of operations purposes and on December 31, 2024 for condensed combined balance sheet purposes.

	As at and for the year ended December 31, 2024
(in millions, except per share)	Historical Coeur Adjusted for SilverCrest(2)	Historical New Gold	Pro Forma Combined
Income (loss) from continuing operations per common share
Basic	$(0.02)	$0.14	$(0.15)
Diluted[1]	$(0.02)	$0.14	$(0.15)
Shares used in calculating basic and diluted income (loss) from continuing operations per common share
Basic	631,041	752,200	1,023,652
Diluted	640,093	758,400	1,035,477
Book value per share	$4.83	$1.63	$9.53

(1)	Potentially dilutive shares were excluded in the computation of diluted loss per share for Coeur and Pro Forma Combined for the year ended December 31, 2024 as they were antidilutive.
(2)	Assumes Coeur common stock issued in connection with the SilverCrest acquisition occurred on January 1, 2024.

Appendix K
Dissent Provisions of the BCBCA

DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91, or

(iii)	without limiting subparagraph (i), in the case of a benefit company, to alter the company’s benefit provision;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a)	if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Appendix L
Comparison of Rights of New Gold Shareholders and Coeur Stockholders

	New Gold Shareholder Rights	Coeur Stockholder Rights
Authorized Share Capital	New Gold’s authorized share capital consists of an unlimited number of common shares without par value.	Coeur is authorized by its certificate of incorporation to issue 910,000,000 shares, of which 900,000,000 shares shall be designated as common stock, par value $0.01 per share, and 10,000,000 shares shall be designated as preferred stock, par value $1.00 per share. If the Coeur Charter Amendment is approved by Coeur Stockholders at the Coeur Meeting, Coeur will be authorized to issue 1,310,000,000 shares, of which 1,300,000,000 shares shall be designated as common stock, par value $0.01 per share, and 10,000,000 shares shall be designated as preferred stock, par value $1.00 per share.
Voting Rights	Every Shareholder entitled to vote on a matter has one vote per New Gold Share held.	Each holder of Coeur Shares entitled to vote at any meeting of Coeur Stockholders shall be entitled to one vote for each Coeur Share held of record by such holder which has voting power upon the matter in question.
Shareholder Approval of Business Combinations and Fundamental Changes

Under the BCBCA, certain corporate actions such as alterations to the articles and notice of articles, reductions in share capital, continuances out of province, certain sales, leases or exchanges of all or substantially all of the property of a company (other than in the ordinary course of business) and certain arrangements are required to be approved by special resolution.

A special resolution is a resolution (i) passed by not less than two-thirds (66 2∕3%) of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) signed by all shareholders entitled to vote on the resolution.

In certain cases, an action that prejudices, adds restrictions to or interferes with a right or special right attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected by special resolution.

Under the DGCL, a merger or consolidation, or a sale, lease, or exchange of all or substantially all of the assets of a corporation, or a dissolution of the corporation, is generally required to be approved by the holders of a majority in voting power of the shares entitled to vote on the matter, unless the certificate of incorporation provides for a higher voting threshold.

In addition, under the DGCL, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders. The DGCL does not contain a procedure comparable to a plan of arrangement under the BCBCA.

See also “Special Vote Required for Combinations with Interested Shareholders” below describing certain restrictions on business combinations with interested stockholders.

	New Gold Shareholder Rights	Coeur Stockholder Rights

Under the BCBCA, arrangements are permitted and a company may make any proposal it considers appropriate “despite any other provision” of the BCBCA. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is typical for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement.

Statutory arrangements involving shareholders (even holders of shares not normally entitled to a vote) must be approved by those respective shareholders by a special resolution. The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court.

The court can make any order it considers appropriate in respect of a proposed arrangement. The court determines to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

If any provisions of the arrangement will, upon taking effect, alter information shown in the corporate register, the company must file all necessary records and information with the registrar to give effect to each such provision, and must also concurrently file a copy of the entered court order with the registrar.

Special Vote Required for Combinations with Interested Shareholders

The BCBCA does not contain a provision comparable to section 203 of the DGCL with respect to business combinations. However, MI 61-101 contains detailed requirements in connection with a “business combination” (as defined therein), which captures certain transactions involving the interest of a holder of an equity security of the company being terminated without the holder’s consent.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the information circular sent to security holders in connection with a business combination where a meeting is required and, subject to certain exceptions, the preparation of a formal valuation of the affected securities in the business combination and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a business combination unless the disinterested shareholders of the issuer have approved the business combination by a simple majority of the votes cast.

Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (i) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) the board of directors and the holders of at least two-thirds (66 2∕3%) of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of section 203, the DGCL generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (i) owns 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years. The restrictions under section 203 of the DGCL will not apply if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by these provisions or if the corporation’s certificate of incorporation or by-laws are amended to contain such a provision or in cases where the corporation’s shares are not publicly held. None of these exceptions are applicable to Coeur and Coeur is subject to section 203 of the DGCL.

	New Gold Shareholder Rights	Coeur Stockholder Rights
Appraisal Rights and Dissent Rights	The BCBCA provides that shareholders of a company are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the company resolves to: (i) alter its articles with respect to the powers of the company or the business it is permitted to carry on; (ii) adopt an amalgamation agreement; (iii) approve an arrangement, where the terms of the arrangement permit dissent; (iv) authorize or ratify the sale, lease or other disposition of all or substantially all of its undertaking; or (v) continue the company into another jurisdiction. The right to dissent is also applicable if so authorized by resolution or by court order.

Under the DGCL, a stockholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things: (i) the corporation’s shares are listed on a national securities exchange or held of record by more than 2,000 holders; or (ii) the corporation will be the surviving corporation of the merger and no vote of its stockholders is required to approve the merger. The DGCL grants appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. The Coeur Shares are currently listed on the NYSE.

However, notwithstanding the foregoing, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the stockholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof; (ii) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash instead of fractional shares, or fractional depository receipts, of the corporation; or (iv) any combination of the foregoing.

Oppression Remedy

The BCBCA’s oppression remedy enables a court to make any order, whether interim or final, to remedy matters that are oppressive or unfairly prejudicial to any shareholder (as defined below). The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner. A “shareholder” for the purposes of the oppression remedy is a registered or beneficial holder of the company’s shares, as well as any other person whom the court considers appropriate.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders.

There is no remedy under the DGCL that is comparable to the BCBCA’s oppression remedy.
Compulsory Acquisition	The BCBCA provides that if, in the event of an offer to acquire shares of a company, and within four months after the making of the offer, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice, to acquire (on the same terms on which the offeror acquired shares under the offer) the shares held by those holders of shares of that class who did not accept the offer. Offeree shareholders may apply to the courts, within two months of receiving the notice of acquisition, and the courts may set a different price or term of payment or make any consequential orders or directions as the court considers appropriate.	An entity owning at least 90% of the outstanding shares of each class of stock of a corporation formed under the DGCL may merge with or into such Delaware corporation by (a) authorizing such merger in accordance with the owning entity’s governing documents and the laws of the jurisdiction under which such entity is formed or organized and (b) filing with the Delaware Secretary of State a certificate of such ownership and merger, which shall state the terms and conditions of the merger, including the securities, cash, property, or rights to be issued, paid, delivered or granted by the surviving constituent party upon surrender of each share of the corporation or corporations not owned by the entity. Such a merger would not require the approval of the stockholders of the Delaware corporation; however, the owners of the shares of stock in the Delaware corporation not owned by the merging entity would have appraisal rights as described above.

	New Gold Shareholder Rights	Coeur Stockholder Rights
Shareholder Consent to Action Without a Meeting	Under the BCBCA, shareholder action without a meeting may be taken by a consent resolution of shareholders, provided that it satisfies certain requirements under the BCBCA and New Gold’s articles.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting and without prior notice if written consent to the action is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

Coeur’s certificate of incorporation does not prohibit stockholder action by written consent.

Special Meetings of Shareholders

Under the BCBCA, the registered holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting.

Upon meeting the technical requirements set out in the BCBCA, the directors must call a meeting of shareholders to be held not more than four months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate more than 2.5% of the issued shares of the company that carry the right to vote at general meetings may call the meeting.

Under the DGCL, a special meeting of stockholders may be called only by the board of directors or by persons authorized in the certificate of incorporation or the by-laws.

Coeur’s certificate of incorporation and by-laws provide that special meetings of the stockholders may be called only by the board of directors, the chair of the Board or upon the written request or requests of one or more stockholders who hold Coeur Shares representing at least 20% in voting power of the stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

Distributions and Dividends; Repurchases and Redemptions

Under the BCBCA, a company may pay a dividend by issuing shares or warrants. A company may also pay a dividend in money or property unless there are reasonable grounds for believing that the company is insolvent, or the payment of the dividend would render the company insolvent.

Under the BCBCA, the purchase or other acquisition by a company of its shares is subject to solvency tests similar to those applicable to the payment of dividends, as set out above.

The BCBCA provides that no special rights or restrictions attached to a series of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class. The same special rights or restrictions must attach to all of the shares in a series.

Under the DGCL, a corporation may, subject to any restrictions in its certificate of incorporation, pay dividends out of surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital, shares that are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its shares, or, if no such shares are outstanding, any of its shares, if the shares are to be retired and the capital reduced.

Number of Directors; Vacancies on the Board of Directors

The BCBCA provides that a public company must have at least three directors. New Gold’s articles provide that if New Gold is a public company, the number of directors must be the greater of three and the number most recently determined by an ordinary resolution of Shareholders, or the number of directors set from time to time when retired directors are not replaced.

Under the BCBCA, a vacancy among the directors created by the removal of a director by shareholders may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the remaining directors. In the case of a casual vacancy under the BCBCA, the remaining directors may fill the vacancy.

The DGCL provides that the board of directors of a corporation shall consist of one or more members.

Coeur’s certificate of incorporation and by-laws provide that subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, the board of directors shall consist of such number of directors as shall be determined from time to time solely by resolution adopted by affirmative vote of a majority of the directors then in office.

Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the remaining directors, although less than a quorum, unless otherwise provided in the certificate of incorporation or by-laws.

Coeur’s by-laws provide that subject to the rights of the holders of any one or more series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may, unless otherwise required by law, be filled by the affirmative vote of a majority of the remaining directors then in office, though less than a quorum, and any director so chosen shall hold office until the next election of directors and until his or her successor shall be elected and qualified.

	New Gold Shareholder Rights	Coeur Stockholder Rights
Coeur’s by-laws provide that subject to the rights of the holders of any one or more series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may, unless otherwise required by law, be filled by the affirmative vote of a majority of the remaining directors then in office, though less than a quorum, and any director so chosen shall hold office until the next election of directors and until his or her successor shall be elected and qualified.
Residency of Directors	The BCBCA does not place any residency requirements on the board of directors.	The DGCL does not have any residency requirements, but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws. Neither Coeur’s certificate of incorporation nor its by-laws provide for any such qualifications for directors.
Removal of Directors; Terms of Directors

The BCBCA and New Gold’s articles allow for the removal of a director by special resolution. If the director is convicted of an indictable offence or ceases to be qualified to act as a director and does not promptly resign, the directors may remove that director before the expiration of their term of office.

New Gold’s articles provide that directors cease to hold office immediately before the election or appointment of directors at New Gold’s annual general meeting, but are eligible for re-election or re-appointment at that meeting.

Under the DGCL, except in the case of a corporation with a classified board of directors or with cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. In the case of a corporation with a classified board of directors, stockholders may remove a director only for cause unless the corporation’s certificate of incorporation provides that the directors may be removed with or without cause.

Coeur does not have a classified board of directors.

Indemnification of Directors and Officers

Under the BCBCA, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer, or an individual acting in a similar capacity, of another entity (an “indemnifiable person”) against all judgments, penalties or fines awarded or imposed, including an amount paid to settle an action or satisfy a judgment in which the indemnifiable person is involved because of that association with the company or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; and (ii) in the case of a proceeding other than a civil proceeding, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles, even if it had agreed to do so by an indemnification agreement (provided that the articles prohibited indemnification when the indemnification agreement was made). A company may advance the expenses of an indemnifiable person actually and reasonably incurred in an eligible proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

Under the DGCL, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of criminal proceedings, with no reason to believe that his or her actions were unlawful. That determination must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of disinterested directors designated by a majority vote of disinterested directors, even though less than a quorum; (iii) independent legal counsel; or (iv) a majority vote of the stockholders at a meeting at which a quorum is present. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals’ commitment to repay any advances if it is ultimately determined that those individuals are not entitled to be indemnified.

	New Gold Shareholder Rights	Coeur Stockholder Rights

As permitted by the BCBCA, New Gold’s articles require New Gold to indemnify directors, former directors and alternate directors of New Gold (and such individual’s respective heirs and personal representatives) against all eligible penalties (as defined in New Gold’s articles) to which such person is or may be liable, and New Gold must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

New Gold’s articles require that indemnification be subject to the BCBCA, and as such any indemnification that New Gold provides is subject to the same restrictions set out in the BCBCA.

Coeur’s by-laws provide that each person subject to a proceeding by reason of the fact that he or she is or was a director, officer or employee of Coeur or while a director, officer or employee of Coeur is or was serving at the request of Coeur as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, or by reason of anything done or not done by him or her in any such capacity, shall be indemnified and held harmless by Coeur to the fullest extent authorized by the DGCL against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred by such person in connection therewith. In certain circumstances, Coeur will indemnify the person if that person initiated the proceeding if such proceeding, or part thereof, was authorized or ratified by the Coeur Board.
Liability of Directors and Ability to Limit Liability	Under the BCBCA, a director is not liable for certain acts if the director relied, in good faith, on: (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial position of the company; (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person; (iii) a statement of fact represented to the director by an officer of the company to be correct; or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not (x) the record was forged, fraudulently made or inaccurate, or (y) the information or representation was fraudulently made or inaccurate. Further, a director is not liable for certain acts if the director did not know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.

The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director’s breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) failing to act in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) paying a dividend or approving a stock repurchase or redemption that was illegal under applicable law.

Coeur’s certificate of incorporation provides that to the fullest extent permitted by the DGCL, no director of Coeur shall be personally liable to Coeur or its stockholders for monetary damages for breach of fiduciary duty as a director.

Derivative Actions

Under the BCBCA, a shareholder (including a beneficial shareholder and any other person that the court considers to be an appropriate person to make such an application) or director of the company may apply to the court for leave to prosecute a proceeding in the name of and on behalf of New Gold or to intervene in an existing proceeding to which New Gold or a subsidiary is a party, for the purpose of enforcing or defending an action on behalf of the company or to obtain damages for any breach of a right, duty or obligation.

Under the BCBCA, the court may grant leave if: (i) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the action; (ii) notice of the application for leave has been given to the company and any other person that the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court to be in the best interests of the company for the proceeding to be prosecuted or defended.

Under the BCBCA, the court in a derivative action may make any order it determines to be appropriate. In addition, under the BCBCA, a court may order the company to pay the complainant’s interim costs, including legal fees and disbursements. However, the complainant may be held accountable for the costs on final disposition of the action.

Under the DGCL, a stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or the stockholder must have received stock in the corporation by operation of law from a person who was such a stockholder at the time of the wrong complained of. There is no requirement under the DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

	New Gold Shareholder Rights	Coeur Stockholder Rights
Advance Notification Requirements for Proposals of Shareholders/ Stakeholders

Under the BCBCA, a proposal may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. The proposal must meet certain criteria and must be supported by qualified shareholders and a submitter who, together are registered or beneficial owners of shares that, in the aggregate, constitute at least 1% of the issued shares of the company that carry the right to vote at general meetings, or that have a fair market value in excess of C$2,000. Such registered or beneficial holder(s) must have held such shares for an uninterrupted period of at least two years immediately prior to the date of the signing of the proposal and such shareholder shall not have, within two years before the date of the signing of the proposal, failed to present, in person or by proxy, at an annual general meeting, an earlier proposal submitted by such shareholder in response to which the company complied with its obligations under the BCBCA. The proposal must be accompanied by a declaration including the name and address of the person submitting the proposal, the names and addresses of the person’s supporters and the number of shares of the company, carrying the right to vote at annual general meetings that are owned by such person(s).

If the proposal is received by the company at least three months before the anniversary date of the previous annual meeting and the proposal meets other specified requirements, the company shall either set out the proposal, including the names and mailing addresses of the submitting person and supporters, in the proxy circular of the company or attach the proposal thereto. In addition, if provided by the person submitting the proposal, the company shall include in or attach to the proxy circular a statement in support of the proposal by the person and the name and address of such person.

If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the company must allow the submitter to present the proposal, in person or by proxy, at such meeting. If two or more proposals received by the company in relation to the same annual general meeting relate to substantially the same subject matter, the company only needs to comply with such requirements in relation to the first proposal received and not any others. The company may also refuse to process a proposal in certain other prescribed circumstances.

If a company refuses to process a proposal in accordance with the BCBCA, the company shall notify the person making such proposal in writing within 21 days after its receipt of the proposal of its decision in relation to the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court for a review of the company’s decision and a court may restrain the holding of the annual general meeting and make any further order it considers appropriate. In addition, a company may apply to a court for an order permitting the company to refrain from processing the proposal and the court may make such order as it considers appropriate.

Under Coeur’s by-laws, for director nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary and, in the case of business other than director nominations, such business must be a proper subject for stockholder action. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of Coeur not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made by Coeur. The notice to be given must be in the form described in Coeur’s by-laws.

	New Gold Shareholder Rights	Coeur Stockholder Rights
Amending of Government Documents

Under the BCBCA, a company may amend its articles or notice of articles by: (i) the type of resolution specified in the BCBCA; (ii) if the BCBCA does not specify a type of resolution, then by the type specified in the company’s articles; or (iii) if neither the BCBCA nor the articles specify the type of resolution, then by special resolution.

New Gold’s articles provide that, subject to the BCBCA, the company may by special resolution: (i) change its name; (ii) alter its articles or notice of articles; (iii) alter its share structure; and (iv) create, vary or delete any special rights and restrictions to a series or class of shares. The articles also provide that, if the BCBCA or the articles do not specify the type of resolution required for a particular change to its articles, the company may effect such change by special resolution.

Under the DGCL, a corporation’s certificate of incorporation may be amended if: (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and (ii) the holders of a number of shares of stock as required by the DGCL or such corporation’s certificate of incorporation (as applicable) approve the amendment. In addition, under the DGCL, class voting rights exist with respect to, among other things, amendments to the certificate of incorporation that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise.

Under the DGCL, the board of directors may amend a corporation’s by-laws if so authorized in the certificate of incorporation.

Under the DGCL, stockholders also may amend a corporation’s by-laws. Under Coeur’s certificate of incorporation, the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding stock entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the by-laws of Coeur.